

TRANSFORMING THE FUTURE

2025 Annual Report
Notice of 2026 Annual Meeting and Proxy Statement

An Energy Industry Leader

WEC Energy Group is one of the nation's leading energy companies, with the operational expertise and financial resources to meet the needs of customers across the Midwest.



We provide vital services to **4.7 million** customers in Wisconsin, Illinois, Michigan and Minnesota.

72,800 miles of electric distribution

48,500 miles of natural gas distribution and transmission

8,375 megawatts of power generating capacity

7,150 employees

10-Year Total Shareholder Return

WEC Energy Group consistently delivers among the best total returns in the industry. The illustration demonstrates our stock price appreciation plus the compound effect of dividend growth over the past decade. A $100 investment at the end of 2015 grew to a total value of $284, a 184% return.





10-year total cumulative shareholder return Dec. 31, 2015, through Dec. 31, 2025.

Financial Snapshot

(In millions, except per share data and percentages)

	2025	2024	Change
GAAP earnings	$1,557.5	$1,527.2	2.0%
GAAP earnings per share	$4.81	$4.83	-0.4%
Adjusted earnings*	$1,706.2	$1,545.6	10.4%
Adjusted earnings per share*	$5.27	$4.88	8.0%
Dividends per share	$3.57	$3.34	6.9%
Dividend yield	3.4%	3.6%	
Diluted average shares outstanding	323.8	316.5	
GAAP return on average common equity	11.98%	12.66%	
Book value per share	$41.83	$39.02	7.2%
Total assets	$51,518	$47,363	8.8%
Market price per share at year-end	$105.46	$94.04	12.1%
Market capitalization at year-end	$34,323	$29,875	14.9%



Earnings per share*

Annualized dividends per share

*See Appendix A on page P-85 for reconciliation of non-GAAP measures.



Our time-tested strategy, focused on operational excellence, reliability and customer service — coupled with robust economic growth — has shaped our investment plan, setting us on a path toward a bright future.

Scott Lauber
President and Chief Executive Officer

To my fellow shareholders,

As I look back over the past year, I feel more confident than ever in WEC Energy Group's position in our region and our industry.

Our company has a long history of supporting business growth and progress in the communities we serve. In the past few years, we have seen tremendous economic activity in our region, and we are poised to supply the power needed to transform the future.

Laying the groundwork

In 2025, we continued our track record of strong performance, delivering solid net income and earnings per share. Once again, we returned more cash to shareholders than in any other year in company history. We also increased the dividend by 6.7% in January 2026 — the 23rd consecutive year of dividend increases.

Our focus on the fundamentals of our business supported a range of achievements across our operations, as well. Overall, our employees recorded their safest year on record as measured by lost-time incidents and days away, restricted or transferred

(DART) incidents. And we continued work on essential system hardening and vegetation management to strengthen our infrastructure.

We executed on our capital plan to expand our generation fleet, delivering affordable, reliable power. In 2025, we brought online Wisconsin's first large-scale battery project, which has already served us well at times of high electric demand. We also received regulatory approval for a range of projects, including more than 1,200 megawatts of natural gas generation now under construction between two sites in Oak Creek and the Town of Paris, Wisconsin.

We look forward to building on that progress in the years ahead.

Powering transformative growth

Our capital plan now includes $37.5 billion of projected investment across our business between 2026 and 2030. This investment will be essential to meet the needs of our customers, including very large businesses bringing significant growth to Wisconsin.

Over the next five years, we expect to see electric demand rise by approximately 45% in our service area. This growth reflects the anticipated impact of local economic development, including major data center projects in Mount Pleasant and Port Washington, Wisconsin, as well as other industries.

This is an unprecedented forecast for our region. We are prepared to deliver on it, with a strong labor force and supply chain lined up to bring new power generation into service.

An "all of the above" approach is helping us to build a generation fleet that is flexible and dispatchable throughout the year. Through our five-year plan, we expect to invest a total of $7.4 billion in modern, efficient natural gas generation and liquefied natural gas storage. These projects would include combustion turbines, reciprocating internal combustion engine (RICE) units and upgrades to existing facilities. We also plan to invest $12.6 billion to add 6,500 megawatts of renewable generation and battery storage to our fleet.

American Transmission Co. (ATC) continues to invest in transmission capability to serve our region's economic growth, connect new generation and strengthen the system. We expect to invest approximately $4.1 billion in ATC projects between 2026 and 2030. This is driven by efforts to strengthen the grid, add new generation and facilitate large customer growth.

And to further improve safety and reliability, we're continuing to invest in our electric and natural gas distribution networks, with an expected total investment of $11.8 billion in the plan.

In light of the anticipated economic expansion ahead of us, we are taking steps to protect all of our customers and investors. Our proposed Very Large Customer tariff structure, now under review by the Public Service Commission of Wisconsin, is designed to meet the needs of our very large load customers while also making sure they pay for all power they use and the infrastructure built to serve them.

> Over the next five years, we expect to see electric demand rise by approximately 45% in our service area.

Continuing a legacy of excellence

We remain committed to providing our shareholders with a meaningful total return value proposition. We expect our capital investment, along with our continued financial discipline, to support long-term earnings per share growth of 7% to 8% a year, on a compound annual basis, between 2026 and 2030. This is based on the midpoint of our 2025 adjusted guidance.

Our time-tested strategy, focused on operational excellence, reliability and customer service — coupled with robust economic growth — has shaped our investment plan, setting us on a path toward a bright future.

As we look forward, I want to thank Gale Klappa, who will be retiring from our board of directors following our upcoming annual meeting in May, for his 23 years of service to our company. His vision, dedication and leadership have been key in bringing WEC Energy Group to the strong position we are in today.

And on behalf of our entire management team, thank you all for your investment and confidence as we work to empower our region.

Respectfully,

Scott J. Lauber
President and Chief Executive Officer

March 6, 2026



Modern, efficient natural gas generation is a key part of our strategy to deliver safe, reliable and affordable power. With plans approved last year, we are building 1,100 megawatts of natural gas capacity at our Oak Creek campus, as well as a liquefied natural gas storage facility and lateral to serve that site. We also are adding fuel flexibility to our Oak Creek "Power the Future" units to allow them to run on natural gas in the years ahead.



2025 ANNUAL FINANCIAL STATEMENTS
AND
REVIEW OF OPERATIONS

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Subsidiaries and Affiliates

ATC	American Transmission Company LLC
ATC Holdco	ATC Holdco LLC
ATC Holding	ATC Holding LLC
Bishop Hill III	Bishop Hill Energy III LLC
Blooming Grove	Blooming Grove Wind Energy Center LLC
Bluewater	Bluewater Natural Gas Holding, LLC
Bluewater Gas Storage	Bluewater Gas Storage, LLC
Coyote Ridge	Coyote Ridge Wind, LLC
Delilah I	Delilah Solar Energy LLC
Hardin III	Hardin Solar Energy III LLC
Integrys	Integrys Holding, Inc.
Jayhawk	Jayhawk Wind, LLC
Maple Flats	Maple Flats Solar Energy Center LLC
MERC	Minnesota Energy Resources Corporation
MGU	Michigan Gas Utilities Corporation
NSG	North Shore Gas Company
PDL	WPS Power Development, LLC
PELLC	Peoples Energy, LLC
PGL	The Peoples Gas Light and Coke Company
Samson I	Samson Solar Energy LLC
Sapphire Sky	Sapphire Sky Wind Energy LLC
Tatanka Ridge	Tatanka Ridge Wind, LLC
Thunderhead	Thunderhead Wind Energy LLC
UMERC	Upper Michigan Energy Resources Corporation
Upstream	Upstream Wind Energy LLC
WBS	WEC Business Services LLC
WE	Wisconsin Electric Power Company
We Power	W.E. Power, LLC
WEC Energy Group	WEC Energy Group, Inc.
WECC	Wisconsin Energy Capital Corporation
WECI	WEC Infrastructure LLC
WECI Energy Holding III	WEC Infrastructure Energy Holding III LLC
WECI Wind Holding I	WEC Infrastructure Wind Holding I LLC
WECI Wind Holding II	WEC Infrastructure Wind Holding II LLC
WEPCo Environmental Trust	WEPCo Environmental Trust Finance I, LLC
WG	Wisconsin Gas LLC
Wispark	Wispark LLC
Wisvest	Wisvest LLC
WPS	Wisconsin Public Service Corporation
WRPC	Wisconsin River Power Company

Federal and State Regulatory Agencies

CBP	United States Customs and Border Protection Agency
DOC	United States Department of Commerce
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
ICC	Illinois Commerce Commission
IRS	United States Internal Revenue Service
MPSC	Michigan Public Service Commission
MPUC	Minnesota Public Utilities Commission
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission

USITC	United States International Trade Commission
WDNR	Wisconsin Department of Natural Resources

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CWIP	Construction Work in Progress
FASB	Financial Accounting Standards Board
GAAP	Generally Accepted Accounting Principles
LIFO	Last-In, First-Out
OPEB	Other Postretirement Employee Benefits
VIE	Variable Interest Entity

Environmental Terms

Act 141	2005 Wisconsin Act 141
BTA	Best Technology Available
CAA	Clean Air Act
CCR	Coal Combustion Residual
CO_2	Carbon Dioxide
ELG	Steam Electric Effluent Limitation Guidelines
GHG	Greenhouse Gas
GHG Power Plant Rule	2024 Greenhouse Gas Power Plant Rule
MATS	Mercury and Air Toxics Standards
NAAQS	National Ambient Air Quality Standards
NOx	Nitrogen Oxide
PCB	Polychlorinated Biphenyl
PCCC	Permanent Cessation of Coal Combustion
PM2.5	Particulates Less Than 2.5 Micrometers in Diameter
SO_2	Sulfur Dioxide
ZLD	Zero Liquid Discharge

Measurements

Bcf	Billion Cubic Feet
Dth	Dekatherm
GW	Gigawatt
lb/MMBtu	Pound Per Million British Thermal Unit
MDth	One Thousand Dekatherms
MW	Megawatt
MWh	Megawatt-hour
µg/m3	Micrograms Per Cubic Meter

Other Terms and Abbreviations

2007 Junior Notes	WEC Energy Group, Inc.'s 2007 Junior Subordinated Notes Due 2067
2024A Junior Notes	WEC Energy Group, Inc.'s Series 2024A 6.69% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Due June 15, 2055
2024B Junior Notes	WEC Energy Group, Inc.'s Series 2024B 6.74% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Due June 15, 2055
2025 Junior Notes	WEC Energy Group, Inc.'s Series 2025 5.625% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Due May 15, 2056
2027 Notes	WEC Energy Group, Inc.'s 4.375% Convertible Senior Notes Due 2027
2028 Notes	WEC Energy Group, Inc.'s 3.375% Convertible Senior Notes Due 2028
2029 Notes	WEC Energy Group, Inc.'s 4.375% Convertible Senior Notes Due 2029
AD	Antidumping
AI	Artificial Intelligence
AOC	Audit and Oversight Committee of the Board of Directors
AREP	Amended Renewable Energy Plan
ARR	Auction Revenue Right

Badger Hollow I	Badger Hollow Solar Park I
Badger Hollow II	Badger Hollow Solar Park II
BESS	Battery Energy Storage System
CABO	Clean and Affordable Buildings Ordinance
CAO	Chief Administrative Officer
CEO	Chief Executive Officer
CFR	Code of Federal Regulations
Chicago, IL-IN-WI	Chicago, Illinois, Indiana, and Wisconsin
CODM	Chief Operating Decision Maker
Columbia	Columbia Energy Center
Compensation Committee	Compensation Committee of the Board of Directors
CSIRT	Cybersecurity Incident Response Team
CT	Combustion Turbine
CVD	Countervailing Duty
D.C. Circuit Court of Appeals	United States Court of Appeals for the District of Columbia Circuit
Darien	Darien Solar Park
DER	Distributed Energy Resource
EDA	Equity Distribution Agreement
Edgewater	Edgewater Generating Station
Enterprise Security Director	Director of Enterprise Security & Compliance
EPS	Earnings Per Share
ERGS	Elm Road Generating Station
ER 1	Elm Road Generating Station Unit 1
ER 2	Elm Road Generating Station Unit 2
ERSC	Enterprise Risk Steering Committee
ETB	Environmental Trust Bond
Exchange Act	Securities Exchange Act of 1934, as amended
Forward Wind	Forward Wind Energy Center
FTR	Financial Transmission Right
GCRM	Gas Cost Recovery Mechanism
High Noon	High Noon Solar Energy Center
Holding Company Act	Wisconsin Utility Holding Company Act
IRA	Inflation Reduction Act
IT/OT	Information Technology and Operational Technology
ITC	Investment Tax Credit
Koshkonong	Koshkonong Solar Park
LDC	Local Natural Gas Distribution Company
LMP	Locational Marginal Price
LNG	Liquefied Natural Gas
MISO	Midcontinent Independent System Operator, Inc.
MISO Energy Markets	MISO Energy and Operating Reserves Market
MRP	Main Replacement Program
NYMEX	New York Mercantile Exchange
OBBBA	One Big Beautiful Bill Act
OCPP	Oak Creek Power Plant
OMB	Office of Management and Budget
Omnibus Stock Incentive Plan	WEC Energy Group Omnibus Stock Incentive Plan, Amended and Restated, Effective as of May 6, 2021
Paris	Paris Solar-Battery Park
PHMSA	Pipeline and Hazardous Materials Safety Administration
PIPP	Presque Isle Power Plant
Point Beach	Point Beach Nuclear Power Plant
PPA	Power Purchase Agreement
PRP	Pipe Retirement Program
PTC	Production Tax Credit
PUHCA 2005	Public Utility Holding Company Act of 2005
Pulliam	J. P. Pulliam Generating Station
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1

PWGS 2	Port Washington Generating Station Unit 2
QIP	Qualifying Infrastructure Plant
REC	Renewable Energy Certificate
Red Barn	Red Barn Wind Park
Renegade	Renegade Solar Energy Center
RICE	Reciprocating Internal Combustion Engine
RNG	Renewable Natural Gas
ROE	Return on Equity
Rothschild	Rothschild Biomass Cogeneration Plant
RTO	Regional Transmission Organization
S&P	Standard & Poor's
Saratoga	Saratoga Solar Electric Generation and BESS Facility
SSR	System Support Resource
Supreme Court	United States Supreme Court
Tax Legislation	Tax Cuts and Jobs Act of 2017
TCR	Transmission Congestion Right
Tilden	Tilden Mining Company
Two Creeks	Two Creeks Solar Park
UEA	Uncollectible Expense Adjustment
UFLPA	Uyghur Forced Labor Prevention Act
VAPP	Valley Power Plant
VLC	Very Large Customer
West Riverside	West Riverside Energy Center
Weston	Weston Generating Station
Whitetail	Whitetail Wind Energy Generation Facility
Whitewater	Whitewater Cogeneration Facility
WPL	Wisconsin Power and Light Company

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements may be identified by reference to a future period or periods or by the use of terms such as "anticipates," "believes," "could," "estimates," "expects," "forecasts," "goals," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects," "seeks," "should," "targets," "will," or variations of these terms.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of capital projects, sales and customer growth, rate actions and related filings with regulatory authorities, environmental and other regulations, including associated compliance costs, legal proceedings, dividend payout ratios, effective tax rates, pension and OPEB plans, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, climate-related matters, our capital plan, liquidity and capital resources, and other matters.

Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include those identified below:

- Factors affecting utility and non-utility energy infrastructure operations such as catastrophic weather-related damage, environmental incidents, unplanned facility outages and repairs and maintenance, electric grid reliability, and electric transmission or natural gas pipeline system constraints;

- Factors affecting the demand for electricity and natural gas, including political or regulatory developments, varying, adverse, or unusually severe weather conditions, changes in economic conditions, including continued economic growth, customer growth and declines, including our ability to develop and/or acquire new generation to meet demand from data centers and other large customers and uncertainty regarding the projected demand from these customers, commodity prices, energy conservation efforts, and continued adoption of distributed generation by customers or co-location of generation near data centers;

- The timing, resolution, and impact of rate cases and negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting our regulated operations;

- The impact of federal, state, and local legislative and/or regulatory changes, including changes in rate-setting policies or procedures, the results of rate orders, deregulation and restructuring of the electric and/or natural gas utility industries, transmission or distribution system operation, changes to address energy affordability concerns, the approval process for new construction, reliability standards, pipeline integrity and safety standards, allocation of energy assistance, energy efficiency mandates, electrification initiatives and other efforts to reduce the use of natural gas, and tax laws, including those that affect our ability to use PTCs and ITCs, as well as changes in the interpretation and/or enforcement of any laws or regulations by regulatory agencies;

- Federal, state, and local legislative and regulatory changes relating to the environment, including changing environmental regulations impacting generation facilities and renewable energy standards, the enforcement of these laws and regulations, changes in and uncertainty regarding the interpretation of regulations or permit conditions by regulatory agencies, and the recovery of associated remediation and compliance costs;

- The ability to obtain and retain customers, including wholesale customers, due to increased competition in our electric and natural gas markets from retail choice and alternative electric suppliers, and continued industry consolidation;

- The timely completion of capital projects within budgets and the ability to recover the related costs through rates;

- The impact of changing expectations and demands of our customers, regulators, investors, and other stakeholders;

- The risk of delays and shortages, and increased costs of equipment, materials, or other resources that are critical to our business operations and corporate strategy, as a result of changes to U.S. trade policy (including changes to tariffs on imports, port fees, and other trade policy tools) as well as changes to foreign governments' trade policies impacting U.S. exports, supply chain disruptions (including from rail congestion), inflation, and other factors;

- Risks related to providing service to our data center and other large-scale customers including project termination, cancellation or delay, failure to receive regulatory approvals of projects or tariffs or other necessary permitting or siting approvals, delays in recovery of contractual reimbursement for project costs, the ability to fully recover our investment on assets developed to serve our large-scale customers, lower than anticipated need for electricity by these customers, failure to garner public support, or new legislation or regulation impacting large-scale customer cost allocation;

- The impact of public health crises, including epidemics and pandemics, on our business functions, financial condition, liquidity, and results of operations;

- Risks inherent in electric generation and distribution and natural gas transportation, distribution, and storage activities, including leaks, accidental explosions, mechanical problems, fires, discharges or releases of toxic or hazardous substances or gases, and risks related to the ability to obtain adequate insurance to cover such events;

- Factors affecting the achievement of our CO_2 emission reduction goal and related opportunities and actions, including related regulatory decisions, the cost of materials, supplies, and labor, technology advances, significant increases in demand, the feasibility of competing generation projects, and our ability to execute our capital plan;

- The risks associated with inflation and changing commodity prices, including natural gas and electricity;

- The availability and cost of sources of natural gas and other fossil fuels, purchased power, materials needed to operate environmental controls at our electric generating facilities, or water supply due to high demand, shortages, transportation problems, nonperformance by electric energy or natural gas suppliers under existing power purchase or natural gas supply contracts, or other developments;

- Any impacts on the global economy, including from sanctions, and impacts on supply chains and fuel prices, generally, from increasing tensions between the United States and other countries or from other new, protracted or escalating regional or international conflicts;

- Changes in credit ratings, interest rates, and our ability to access the capital markets, caused by volatility in the global credit markets, our capitalization structure, and market perceptions of the utility industry, us, or any of our subsidiaries;

- Costs and effects of litigation, administrative proceedings, investigations, settlements, claims, and inquiries;

- The direct or indirect effect on our business resulting from terrorist or other physical attacks and cybersecurity intrusions, as well as the threat of such incidents, including the failure to maintain the security of personally identifiable information, the associated costs to protect our utility assets, technology systems, and personal information, and the costs to notify affected persons to mitigate their information security concerns and to comply with state notification laws;

- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances, that could prevent us from paying our common stock dividends, taxes, and other expenses, and meeting our debt obligations;

- The risk of financial loss, including increases in bad debt expense, associated with the inability of our customers, counterparties, and affiliates to meet their obligations;

- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including data center and other large-scale customers, participants in the energy trading markets, and fuel suppliers and transporters;

- The financial performance of ATC and its corresponding contribution to our earnings;

- The investment performance of our employee benefit plan assets, as well as unanticipated changes in related actuarial assumptions, which could impact future funding requirements;

- Factors affecting the employee workforce, including loss of key personnel, internal restructuring, work stoppages, and collective bargaining agreements and negotiations with union employees;

- Advances in technology, and related legislation or regulation supporting the use of that technology, that result in competitive disadvantages and create the potential for impairment of existing assets;

- Risks involved in developing and implementing AI, including data privacy concerns or other legal liability, new or enhanced governmental or regulatory scrutiny or regulations governing the use of AI, the ability to meet expectations or requirements relating to adoption or implementation of AI technology, or other complications related to the use of AI;

- Risks related to our non-utility renewable energy facilities, including unfavorable weather, changes in the financial performance and/or creditworthiness of counterparties to the off-take agreements, changes in demand based on lower prices for alternative energy sources, pricing differentials between the facilities' point of interconnection and our required delivery location, the ability to replace expiring PPAs under acceptable terms, rights to property on which our projects are located but we do not own, the availability of reliable interconnection and electricity grids, the performance and quality of the wind turbine and solar panel components and availability of replacement parts, and exposure to the rules and procedures of the power markets in which these facilities are located;

- The risk associated with the values of goodwill and other long-lived assets, including intangible assets, and equity method investments and their possible impairment;

- Potential business strategies to acquire and dispose of assets or businesses, or portions thereof, which cannot be assured to be completed timely or within budgets, and legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the State of Wisconsin's public utility holding company law;

- The timing and outcome of any audits, disputes, and other proceedings related to taxes;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other considerations disclosed elsewhere herein and in other reports we file with the SEC or in other publicly disseminated written documents.

Except as may be required by law, we expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS OF THE COMPANY

WEC Energy Group, Inc. was incorporated in the state of Wisconsin in 1981 and became a diversified holding company in 1986. We maintain our principal executive offices in Milwaukee, Wisconsin. On June 29, 2015, Wisconsin Energy Corporation acquired 100% of the outstanding common shares of Integrys Energy Group and changed its name to WEC Energy Group, Inc.

In this report, when we refer to "WEC Energy Group," "the Company," "us," "we," "our," or "ours," we are referring to WEC Energy Group, Inc. and all of its subsidiaries. The term "utility" refers to the regulated activities of the electric and natural gas utility companies, while the term "non-utility" refers to the activities of the electric and natural gas companies that are not regulated, as well as We Power and Bluewater. The term "nonregulated" refers to activities at WECI, which holds interests in several renewable generating facilities, and our Corporate and Other Segment.

Our wholly owned subsidiaries are primarily engaged in the business of providing regulated electricity service in Wisconsin and Michigan; regulated natural gas service in Wisconsin, Illinois, Michigan, and Minnesota; and nonregulated renewable energy. In addition, we have an approximate 60% equity interest in ATC, an electric transmission company operating primarily in four states. At December 31, 2025, we conducted our operations in the six reportable segments discussed below.

WISCONSIN SEGMENT

The Wisconsin segment includes the electric and natural gas utility operations of WE, WPS, WG, and UMERC. At December 31, 2025, these companies served approximately 1,696,600 electric customers and 1,545,000 natural gas customers. This segment also includes steam service to approximately 400 WE steam customers in metropolitan Milwaukee, Wisconsin.

ILLINOIS SEGMENT

The Illinois segment includes the natural gas utility operations of PGL and NSG. At December 31, 2025, these companies served approximately 1,064,000 natural gas customers located in Chicago and the northern suburbs of Chicago.

OTHER STATES SEGMENT

The other states segment includes the natural gas utility operations of MERC and MGU, as well as the non-utility operations of MERC related to servicing appliances for customers. At December 31, 2025, these companies served approximately 444,100 natural gas customers, with MERC serving customers in various cities and communities throughout Minnesota and MGU serving customers in southern and western Michigan.

ELECTRIC TRANSMISSION SEGMENT

The electric transmission segment includes our approximate 60% ownership interest in ATC, an electric transmission company regulated by the FERC and certain state regulatory commissions. ATC owns, maintains, monitors, and operates electric transmission systems in Wisconsin, Michigan, Illinois, and Minnesota.

In addition, we own approximately 75% of ATC Holdco, a separate entity formed in December 2016 to invest in transmission-related projects outside of ATC's traditional footprint.

NON-UTILITY ENERGY INFRASTRUCTURE SEGMENT

The non-utility energy infrastructure segment includes We Power, Bluewater, and WECI. We Power, through wholly owned subsidiaries, owns and leases certain generating facilities to WE. Bluewater owns natural gas storage facilities in southeastern Michigan and provides natural gas storage and hub services to WE, WPS, and WG. At December 31, 2025, WECI had controlling ownership interests in 12 non-utility renewable generating facilities, with a combined nameplate generating capacity of 2,654.2 MWs.

CORPORATE AND OTHER SEGMENT

The corporate and other segment includes the operations of the WEC Energy Group holding company, the Integrys holding company, and the PELLC holding company, as well as the operations of Wispark and WBS. Wispark develops and invests in real estate, primarily in southeastern Wisconsin. WBS is a wholly owned centralized service company that provides administrative and general support services to our regulated entities, as well as certain administrative and support services to our nonregulated entities.

Certain of our subsidiaries also hold investments in clean energy investment funds and have engaged in certain financing activities. In addition, this segment also includes Wisvest, WECC, and PDL, which no longer have significant operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

We are a diversified holding company with natural gas and electric utility operations (serving customers in Wisconsin, Illinois, Michigan, and Minnesota), an approximately 60% equity ownership interest in ATC (a for-profit electric transmission company regulated by the FERC and certain state regulatory commissions), and non-utility energy infrastructure operations through We Power (which owns generation assets in Wisconsin that it leases to WE), Bluewater (which owns underground natural gas storage facilities in Michigan), and WECI (which holds ownership interests in several renewable generating facilities).

CORPORATE STRATEGY

We are working to build and sustain long-term value for our shareholders and customers by supporting economic growth in our region while focusing on the fundamentals of our business: reliability, operating efficiency, financial discipline, environmental stewardship, exceptional customer care, and safety. Our capital plan provides a roadmap for us to achieve this goal. It is a plan premised upon maintaining superior reliability, delivering savings for customers, and growing our investment in the future of energy.

Throughout our strategic planning process, we take into account important developments, risks and opportunities, including new technologies, customer preferences and affordability, energy resiliency efforts, and sustainability.

Supporting Economic Growth Within Our Communities

Economic growth continues in our Wisconsin service territories. Companies are investing in major projects, including data centers and modern manufacturing facilities. We anticipate electric demand growth in the years ahead from these economic developments. Microsoft has announced plans to invest over $20 billion in data centers in southern Wisconsin over the next several years, and we expect up to 2.6 GWs of load growth in the Milwaukee-to-Chicago corridor through 2030. Additionally, Vantage Data Centers plans to develop a large data center campus in Port Washington that is forecasted to add 1.3 GWs of demand through 2030. This site has the potential to add an incremental 2.2 GWs, for a total of up to 3.5 GWs over time. We are working closely with these large customers to provide power to meet this substantial projected demand. In 2025, we submitted a proposal to the PSCW for new VLC and Bespoke Resources tariffs. The proposed tariffs specifically address the unique needs of VLCs while protecting our other customers and shareholders. See Note 26, Regulatory Environment, for more information on the VLC and Bespoke Resources tariffs.

To meet the forecasted electric demand growth in the years ahead, greater capacity will be required to provide affordable, reliable, and clean energy for our communities. Our capital plan addresses that demand with a range of planned investments in natural gas-fired generation, renewables, and battery storage. We plan on investing approximately $5.4 billion from 2026 to 2030 in a combination of efficient natural gas-fired generation, including:

- 3,300 MWs of CTs (we plan on constructing a new natural gas lateral pipeline to support the CTs planned at our OCPP site); and
- 180 MWs of RICE natural gas-fueled generation.

We expect to invest approximately $12.6 billion from 2026 to 2030 in regulated renewable energy in Wisconsin. Our plan is to build and own zero-carbon-emitting renewable generation facilities that are anticipated to include the following investments:

- 3,850 MWs of utility-scale solar;
- 2,130 MWs of battery storage; and
- 555 MWs of wind.

For more details on the projects discussed above, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

Our capital plan also reflects the planned retirement of our older, fossil-fueled generation, which we expect to replace with the natural gas-fired generation and zero-carbon-emitting renewables discussed above. These retirements are intended to address compliance with EPA regulations established under the CAA, as well as contribute to meeting our goal to reduce CO_2 emissions from our electric generation. Our long-term goal is to achieve net carbon neutral electric generation by the end of 2050. We expect to achieve this goal by continuing to make operating refinements, retiring less efficient generating units, and executing our capital plan. We expect to use coal only as a backup fuel by the end of 2030 and to be in a position to eliminate coal as an energy source by the end of 2032.

As part of our path toward this goal, we have started implementing co-firing with natural gas at the ERGS coal-fired units and at Weston Unit 4. Additionally, we have retired nearly 2,500 MWs of fossil-fueled generation since the beginning of 2018, which includes the retirement of OCPP Units 5 and 6 in May 2024, the 2019 retirement of the PIPP, and the 2018 retirements of the Pleasant Prairie power plant, the Pulliam power plant, and the jointly-owned Edgewater Unit 4 generating unit. We expect to retire approximately 900 MWs of additional coal-fired generation by the end of 2031, which includes the planned retirements of OCPP Units 7 and 8 and Weston Unit 3. In conjunction with our new capital plan, we and the other co-owners of Columbia Units 1 and 2 currently plan to continue coal operations at these units through at least 2029, and continue to evaluate the conversion of both units to natural gas. See Note 7, Property, Plant, and Equipment, for more information related to Columbia Units 1 and 2 and our planned power plant retirements.

When taken together, the retirements and new investments in natural gas generation and renewables should better balance our supply with our demand, while helping to address compliance and maintaining reliable, affordable energy for our customers.

We also continue to focus on methane emission reductions by improving and upgrading our natural gas distribution systems and using RNG throughout our natural gas utility systems. In 2023, we began transporting the output of local dairy farms onto our natural gas distribution systems in Wisconsin. The RNG supplied is replacing higher-emission methane from natural gas that would have entered our pipes. We currently have contracts in place for 2.1 Bcf of RNG.

Reliability

We have made significant reliability-related investments in recent years, and in accordance with our capital plan, expect to continue strengthening and modernizing our generation fleet, as well as our electric and natural gas distribution networks to further improve reliability.

Below are a few examples of the projects that are proposed, currently underway, or recently completed.

- The PSCW approved WE's request to construct an LNG facility with a storage capacity of two Bcf, which will be located on the OCPP site. In addition, the construction of additional LNG facilities in Wisconsin has been proposed as part of our capital plan and would provide another approximately four Bcf of natural gas supply. The LNG facilities are expected to reduce the likelihood of constraints on our natural gas distribution system during the highest demand days of winter.

- PGL had been working to replace old iron pipes and facilities in Chicago's natural gas delivery system with modern polyethylene pipes to reinforce the long-term safety and reliability of the system. In November 2023, the ICC ordered PGL to pause spending on these projects until the ICC completed a proceeding to determine the optimal method for replacing aging natural gas infrastructure and a prudent investment level. In a limited-scope rehearing of this order, PGL was authorized spending for completion of projects that had started in 2023. In February 2025, the ICC issued an order setting expectations for PGL's prospective retirement of its aging natural gas infrastructure. The ICC directed us to focus on retiring all cast and ductile iron pipe that has a diameter of less than 36 inches by January 1, 2035. PGL is working to retire this cast and ductile iron pipe through its PRP. For more information, see Note 26, Regulatory Environment, and Factors Affecting Results, Liquidity, and Capital Resources - Regulatory, Legislative, and Legal Matters - Illinois Proceedings.

- Our capital plan includes $2.9 billion of investments in BESSs from 2026 to 2030, which are intended to capture excess power and release it during peak demand or when power is limited due to weather or other unexpected disruptions.

- Our utilities continue to upgrade their electric and natural gas distribution systems to enhance reliability and storm hardening.

We expect to spend approximately $7.1 billion and $4.7 billion on reliability related to natural gas and electric distribution projects, respectively, from 2026 to 2030, with continued investment over the next decade. For more details, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

Operating Efficiency

We continually look for ways to optimize the operating efficiency of our company and will continue to do so under our capital plan. For example, we are making progress on our advanced metering infrastructure program, replacing aging meter-reading equipment on both our network and customer property. An integrated system of smart meters, communication networks, and data management programs enables two-way communication between our utilities and our customers. This program reduces the manual effort for customer connections and enhances outage management capabilities.

Through our multiyear Energy Delivery Program, we are planning to implement capabilities and standard processes for customer service, natural gas and electric operations, work management, and field operations. This includes improvements to outage management, geographic information systems, and work and asset management systems, as well as the implementation of new capabilities through advanced distribution management systems.

We continue to focus on integrating the resources of all our businesses and improving our business processes to find the best and most efficient processes possible, including evaluating the use of AI tools. We expect these efforts to continue to drive operational efficiency and to put us in a position to effectively support plans for future growth.

Financial Discipline

A strong adherence to financial discipline is essential to meeting our earnings projections and maintaining a strong balance sheet, stable cash flows, a growing dividend, and quality credit ratings. We work to earn allowed rates of return through a focus on cost control and strategic investment.

Our planned investment focus from 2026 to 2030 is in our regulated utilities and our investment in ATC. We expect total capital expenditures for our regulated utility businesses to be approximately $33.4 billion from 2026 to 2030. In addition, we currently forecast that our share of ATC's projected capital expenditures over the next five years will be approximately $4.1 billion. For additional information regarding projects included in the $37.5 billion capital plan, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

We follow an asset management strategy that focuses on investing in and acquiring assets consistent with our strategic plans, as well as disposing of assets, including property, plants, equipment, and entire business units, that are no longer strategic to operations, are not performing as intended, or have an unacceptable risk profile. See Note 2, Acquisitions, and Note 3, Disposition, for additional information on our recent and pending transactions.

Exceptional Customer Care

Our approach is driven by an intense focus on delivering exceptional customer care every day. We strive to provide the best value for our customers by demonstrating personal responsibility for results, leveraging our capabilities and expertise, and using creative solutions to meet or exceed our customers' expectations.

A multiyear effort is driving a standardized, seamless approach to digital customer service across our companies. We have moved all utilities to a common platform for all customer-facing self-service options. Using common systems and processes reduces costs, provides greater flexibility and enhances the consistent delivery of exceptional service to customers.

Safety

Safety is one of our core values and a critical component of our culture. We are committed to keeping our employees and the public safe through a comprehensive corporate safety program that focuses on employee engagement and elimination of at-risk behaviors. To further protect public safety, we monitor the integrity of our distribution systems, have emergency response and business continuity plans in place, and provide key safety information to customers, contractors, and first responders.

Under our "Target Zero" mission, we have an ultimate goal of zero incidents, accidents, and injuries. Management and union leadership work together to reinforce the Target Zero culture. We set annual goals for safety results as well as measurable leading indicators, in order to raise awareness of at-risk behaviors and situations and guide injury-prevention activities. All employees are encouraged to report unsafe conditions or incidents that could have led to an injury. Injuries and tasks with high levels of risk are assessed, and findings and best practices are shared across our companies.

Our corporate safety program provides a forum for addressing employee concerns, training employees and contractors on current safety standards, and recognizing those who demonstrate a safety focus.

RESULTS OF OPERATIONS

The following discussion and analysis of our Results of Operations includes comparisons of our results for the year ended December 31, 2025 with the year ended December 31, 2024. For a similar discussion that compares our results for the year ended December 31, 2024 with the year ended December 31, 2023, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations in Part II of our 2024 Annual Report on Form 10-K, which was filed with the SEC on February 21, 2025.

CONSOLIDATED EARNINGS

The following table compares our consolidated results, including favorable or better, "B," and unfavorable or worse, "W," variances:

	Year Ended December 31		
(in millions, except per share data)	**2025**	**2024**	**B (W)**
Wisconsin	$ 1,054.8	$ 863.1	$ 191.7
Illinois	122.1	252.1	(130.0)
Other states	60.8	54.5	6.3
Electric transmission	147.6	141.0	6.6
Non-utility energy infrastructure	411.1	380.8	30.3
Corporate and other	(238.9)	(164.3)	(74.6)
Net income attributed to common shareholders	$ 1,557.5	$ 1,527.2	$ 30.3
Diluted EPS	$ 4.81	$ 4.83	$ (0.02)

2025 Compared with 2024

Earnings increased $30.3 million during 2025, compared with 2024. The significant factors impacting the $30.3 million increase in earnings were:

- A $191.7 million increase in net income attributed to common shareholders at the Wisconsin segment, driven by higher margins from the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2025, higher retail sales volumes, and an increase in certain income tax benefits. These positive impacts were partially offset by higher operating expenses, largely due to increases in depreciation and amortization expense, costs related to our power plants, transmission expense, and expense related to our earnings sharing mechanisms. Lower other income, driven by a negative impact from the non-service components of our net periodic pension and OPEB costs, also partially offset the positive impacts to earnings. See Note 26, Regulatory Environment, for more information on the Wisconsin rate orders.
- A $30.3 million increase in net income attributed to common shareholders at the non-utility energy infrastructure segment, driven by an increase in PTCs from our non-utility renewable generating facilities related to the acquisition of additional renewable generation facilities in the fourth quarter of 2024 and the first quarter of 2025. This increase was partially offset by higher interest expense due to the issuance of long-term debt at WECI Energy Holding III in December 2024.

These increases in earnings were partially offset by:

- A $130.0 million decrease in net income attributed to common shareholders at the Illinois segment, driven by a $205.0 million pre-tax charge to income in 2025 due to PGL and NSG agreeing on the terms of a proposed settlement with the Illinois Attorney General that would resolve all open proceedings related to the UEA and QIP riders. Partially offsetting this decrease was a year-over-year positive impact from a $25.3 million pre-tax charge to income in 2024 related to the ICC's disallowance of certain capital costs in PGL's 2016 rider QIP reconciliation. See Note 26, Regulatory Environment, for more information.
- A $74.6 million increase in the net loss attributed to common shareholders at the corporate and other segment, driven by higher interest expense in 2025 and the year-over-year impact from the gain on debt extinguishment recorded in 2024. A net loss from our equity method investments in technology and energy-focused investment funds during 2025, compared to net earnings in 2024, also contributed to the higher net loss.

Non-GAAP Financial Measures

The discussions below address the contribution of each of our utility segments to net income attributed to common shareholders. The discussions include financial information prepared in accordance with GAAP, as well as utility margin, which is not a measure of financial performance under GAAP. Utility margin (operating revenues less fuel and purchased power costs and cost of natural gas sold) is a non-GAAP financial measure because it excludes certain operation and maintenance expenses applicable to revenues, as well as depreciation and amortization and property and revenue taxes.

We believe that utility margin provides a useful basis for evaluating utility operations since the majority of prudently incurred fuel and purchased power costs, as well as prudently incurred natural gas costs, are passed through to customers in current rates. As a result, management uses utility margin internally when assessing the operating performance of our utility segments as these measures exclude the majority of revenue fluctuations caused by changes in these expenses. Similarly, the presentation of utility margin herein is intended to provide supplemental information for investors regarding our operating performance.

Our utility margin may not be comparable to similar measures presented by other companies. Furthermore, this measure is not intended to replace gross margin as determined in accordance with GAAP as an indicator of operating performance. Each of our three utility segment discussions below include a table that provides the calculation of both gross margin as determined in accordance with GAAP and utility margin, as well as a reconciliation between the two measures.

WISCONSIN SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

The Wisconsin segment's contribution to net income attributed to common shareholders for the year ended December 31, 2025 was $1,054.8 million, representing a $191.7 million, or 22.2%, increase over the prior year. The higher earnings were driven by an increase in margins from the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2025, higher retail sales volumes, and an increase in certain income tax benefits. These positive impacts were partially offset by higher operating expenses, largely due to increases in depreciation and amortization expense, costs related to our power plants, transmission expense, and expense related to our earnings sharing mechanisms. Lower other income, driven by a negative impact from the non-service components of our net periodic pension and OPEB costs, also partially offset the positive impacts to earnings. See Note 26, Regulatory Environment, for more information on the Wisconsin rate orders.

(in millions)	Year Ended December 31					
		2025		2024		B (W)
Operating revenues	$	**7,295.5**	$	6,330.5	$	965.0
Operating expenses						
Cost of sales [1]		**2,546.4**		2,117.6		(428.8)
Other operation and maintenance		**1,737.9**		1,547.9		(190.0)
Depreciation and amortization		**1,008.1**		919.9		(88.2)
Property and revenue taxes		**178.7**		169.6		(9.1)
Operating income		**1,824.4**		1,575.5		248.9
Other income, net		**96.5**		146.6		(50.1)
Interest expense		**638.7**		637.3		(1.4)
Income before income taxes		**1,282.2**		1,084.8		197.4
Income tax expense		**226.2**		220.5		(5.7)
Preferred stock dividends of subsidiary		**1.2**		1.2		—
Net income attributed to common shareholders	$	**1,054.8**	$	863.1	$	191.7

[1]   Cost of sales includes fuel and purchased power and cost of natural gas sold.

The following table shows a breakdown of other operation and maintenance:

(in millions)	Year Ended December 31					
		2025		2024		B (W)
Operation and maintenance not included in line items below	$	**753.9**	$	659.6	$	(94.3)
Transmission [1]		**584.9**		543.3		(41.6)
Regulatory amortizations and other pass through expenses [2]		**231.8**		215.9		(15.9)
We Power [3]		**128.7**		131.4		2.7
Earnings sharing mechanisms [4]		**28.6**		(4.3)		(32.9)
Other		**10.0**		2.0		(8.0)
Total other operation and maintenance	$	**1,737.9**	$	1,547.9	$	(190.0)

[1]   Represents transmission expense that our electric utilities are authorized to collect in rates. The PSCW has approved escrow accounting for ATC and MISO network transmission expenses for WE and WPS. As a result, WE and WPS defer as a regulatory asset or liability, the difference between actual transmission costs and those included in rates until recovery or refund is authorized in a future rate proceeding. During 2025 and 2024, $618.5 million and $565.3 million, respectively, of costs were billed to our electric utilities by transmission providers.

[2]   Regulatory amortizations and other pass through expenses are substantially offset in margins and therefore do not have a significant impact on net income.

[3]   Represents costs associated with the We Power generation units, including operating and maintenance costs recognized by WE. During 2025 and 2024, $125.1 million and $115.8 million, respectively, of costs were billed to or incurred by WE related to the We Power generation units, with the difference in costs billed or incurred and expenses recognized, either deferred or deducted from the regulatory asset.

[4]   Represents operation and maintenance associated with the earnings mechanisms we have in place. See Note 26, Regulatory Environment, for more information.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

Electric Sales Volumes (MWh - in thousands)	Year Ended December 31		
	2025	2024	B (W)
Customer class			
Residential	**11,411.0**	11,025.3	385.7
Small commercial and industrial [1]	**13,019.5**	12,815.8	203.7
Large commercial and industrial [1]	**12,061.3**	11,966.7	94.6
Other	**117.7**	125.1	(7.4)
Total retail [1]	**36,609.5**	35,932.9	676.6
Wholesale	**1,747.3**	1,648.2	99.1
Resale	**5,702.7**	5,863.1	(160.4)
Total sales in MWh [1]	**44,059.5**	43,444.2	615.3

[1] Includes distribution sales for customers who have purchased power from an alternative electric supplier in Michigan.

Natural Gas Sales Volumes (Therms - in millions)	Year Ended December 31		
	2025	2024	B (W)
Customer class			
Residential	**1,125.8**	968.5	157.3
Commercial and industrial	**737.0**	625.2	111.8
Total retail	**1,862.8**	1,593.7	269.1
Transportation	**1,381.2**	1,316.5	64.7
Total sales in therms	**3,244.0**	2,910.2	333.8

Weather (Degree Days) [1]	Year Ended December 31		
	2025	2024	B (W)
WE and WG			
Heating (6,351 Normal)	**6,641**	5,190	28.0 %
Cooling (723 Normal)	**789**	831	(5.1)%
WPS			
Heating (7,210 Normal)	**7,217**	6,015	20.0 %
Cooling (580 Normal)	**653**	608	7.4 %
UMERC			
Heating (8,242 Normal)	**8,201**	7,190	14.1 %
Cooling (353 Normal)	**388**	317	22.4 %

[1] Normal degree days are based on a 20-year moving average of monthly temperature readings from National Oceanic and Atmospheric Administration weather stations within each company's respective service territories.

Gross Margin GAAP and Utility Margin Non-GAAP

The following table summarizes our Wisconsin segment gross margin (GAAP) and reconciles gross margin (GAAP) to utility margin (non-GAAP). See Non-GAAP Financial Measures above for additional information regarding gross margin (GAAP) and utility margin (non-GAAP).

			Year Ended December 31		
(in millions)		2025		2024	B (W)
Electric revenues	$	5,547.4	$	4,921.6	$	625.8
Natural gas revenues		1,748.1		1,408.9	339.2
Operating revenues		**7,295.5**		6,330.5	965.0
Operating expenses					
Fuel and purchased power		(1,674.9)		(1,455.7)	(219.2)
Cost of natural gas sold		(871.5)		(661.9)	(209.6)
Other operation and maintenance [1]		(1,223.8)		(1,095.1)	(128.7)
Depreciation and amortization		(1,008.1)		(919.9)	(88.2)
Property and revenue taxes		(178.7)		(169.6)	(9.1)
Gross margin (GAAP)		**2,338.5**		2,028.3	310.2
Other operation and maintenance [1]		1,223.8		1,095.1	128.7
Depreciation and amortization		1,008.1		919.9	88.2
Property and revenue taxes		178.7		169.6	9.1
Utility margin (non-GAAP)	$	**4,749.1**	$	4,212.9	$	536.2

[1] Operating and maintenance expenses deemed to be directly attributable to our revenue-producing activities include plant operating and maintenance expenses related to our generating units; costs associated with the We Power generating units; and transmission, distribution and customer service expenses. These expenses are included in the above table to calculate gross margin as defined under GAAP.

Gross margin (GAAP) at the Wisconsin segment increased $310.2 million during 2025, compared with 2024, and utility margin (non-GAAP) increased $536.2 million during 2025, compared with 2024. Both measures were driven by:

- A $402.4 million increase in margins driven by the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2025. See Note 26, Regulatory Environment, for more information.

- A $135.5 million increase in margins related to higher retail sales volumes, driven by the impact of favorable weather during 2025, compared with 2024. As measured by heating degree days, 2025 was 28.0% and 20.0% colder than 2024 in the Milwaukee area and Green Bay area, respectively. As measured by cooling degree days, 2025 was 7.4% warmer than 2024 in the WPS service area.

Additionally, the smaller increase in gross margin (GAAP) as compared with the increase in utility margin (non-GAAP), was driven by the following items that are further described in Other Operating Expenses below:

- An $88.2 million increase in depreciation and amortization expense;

- A $46.2 million increase in other operating and maintenance related to our power plants;

- A $41.6 million increase in transmission expense;

- A $32.2 million increase in electric and natural gas distribution expenses;

- A $10.0 million increase in expense related to the resolution of certain items in our rate orders; and

- A $9.1 million increase in property and revenues taxes.

Other Operating Expenses (includes other operation and maintenance, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the Wisconsin segment increased $287.3 million during 2025, compared with 2024. The significant factors impacting the increase in other operating expenses were:

- An $88.2 million increase in depreciation and amortization expense, driven by assets being placed into service as we continue to execute on our capital plan.

- A $46.2 million increase in other operating and maintenance related to our power plants, driven by the resolution of certain items as a result of the December 2024 Wisconsin rate orders approved by the PSCW, as well as new renewable generation facilities placed in service during 2025.

- A $41.6 million increase in transmission expense as approved by the PSCW in our Wisconsin rate orders, effective January 1, 2025. See the notes under the other operation and maintenance table above for more information.

- A $32.9 million increase in expense related to the earnings sharing mechanisms in place at our Wisconsin utilities, as discussed in the notes under the other operation and maintenance table above. See Note 26, Regulatory Environment, for more information.

- A $32.2 million increase in electric and natural gas distribution expenses, driven by higher costs to maintain the distribution systems.

- A $15.9 million increase in regulatory amortizations and other pass through expenses, as discussed in the notes under the other operation and maintenance table above.

- A $12.4 million increase in expense driven by higher commitments made in 2025 to fund our charitable foundations.

- A $10.0 million increase in expense, driven by the resolution of certain items as a result of the December 2024 Wisconsin rate orders approved by the PSCW, as well as the October 2024 UMERC rate order approved by the MPSC.

- A $9.1 million increase in property and revenue taxes during 2025, compared with 2024, driven by a 2024 adjustment related to a sales tax audit at WE.

- A $6.2 million increase in environmental costs.

These increases in other operating expenses were partially offset by a $12.8 million decrease in benefit costs.

Other Income, Net

Other income, net at the Wisconsin segment decreased $50.1 million during 2025, compared with 2024, driven by an $83.6 million negative impact from the non-service components of our net periodic pension and OPEB costs. In accordance with our December 2024 PSCW rate orders, in 2025 we began amortizing our pension and OPEB costs that were previously deferred under escrow accounting. During 2025, we amortized $48.4 million of the previously deferred non-service costs as we are now collecting these costs in rates. See Note 20, Employee Benefits, for more information on our benefit costs. This decrease in other income, net was partially offset by a $39.5 million positive impact from higher AFUDC-Equity due to continued capital investment.

Interest Expense

Interest expense at the Wisconsin segment increased $1.4 million during 2025, compared with 2024. The increase was primarily due to the impact of long-term debt issuances in 2024 and 2025. Partially offsetting this increase was long-term debt maturities for WE, WPS, and WG in 2024 and 2025. See Note 14, Long-Term Debt, for more information. Also offsetting the increase was higher AFUDC-Debt due to continued capital investment, lower average short-term debt balances, and lower average short-term debt interest rates.

Income Tax Expense

Income tax expense at the Wisconsin segment increased $5.7 million during 2025, compared with 2024, driven by higher pre-tax income.

This increase in income tax expense was partially offset by:

- A $23.3 million increase in PTCs; and

- A $20.4 million increase in the benefit from the flow through of tax repairs in connection with the Wisconsin rate orders approved by the PSCW, effective January 1, 2025.

See Note 16, Income Taxes, for more information.

ILLINOIS SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

The Illinois segment's contribution to net income attributed to common shareholders for the year ended December 31, 2025 was $122.1 million, representing a $130.0 million, or 51.6%, decrease from the prior year. The decrease was driven by a $205.0 million pre-tax charge to income in 2025 due to PGL and NSG agreeing on the terms of a proposed settlement with the Illinois Attorney General that would resolve all open proceedings related to the UEA and QIP riders. Partially offsetting this decrease was a year-over-year positive impact from a $25.3 million pre-tax charge to income in 2024 related to the ICC's disallowance of certain capital costs in PGL's 2016 rider QIP reconciliation. See Note 26, Regulatory Environment, for more information.

Since the majority of PGL and NSG customers use natural gas for heating, net income attributed to common shareholders at the Illinois segment is sensitive to weather and is generally higher during the winter months.

(in millions)	Year Ended December 31		
	2025	2024	B (W)
Operating revenues	$ 1,683.6	$ 1,602.4	$ 81.2
Operating expenses			
Cost of natural gas sold	508.0	376.7	(131.3)
Other operation and maintenance	482.2	461.5	(20.7)
Impairments	130.0	12.1	(117.9)
Depreciation and amortization	259.7	255.4	(4.3)
Property and revenue taxes	55.5	59.9	4.4
Operating income	248.2	436.8	(188.6)
Other income, net	8.6	7.6	1.0
Interest expense	88.9	94.7	5.8
Income before income taxes	167.9	349.7	(181.8)
Income tax expense	45.8	97.6	51.8
Net income attributed to common shareholders	$ 122.1	$ 252.1	$ (130.0)

The following table shows a breakdown of other operation and maintenance:

(in millions)	Year Ended December 31		
	2025	2024	B (W)
Operation and maintenance not included in the line items below	$ 323.2	$ 318.5	$ (4.7)
Riders [1]	154.2	139.7	(14.5)
Regulatory amortizations [1]	2.8	2.3	(0.5)
Other	2.0	1.0	(1.0)
Total other operation and maintenance	$ 482.2	$ 461.5	$ (20.7)

[1] These riders and regulatory amortizations are substantially offset in margins and therefore do not have a significant impact on net income.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

Natural Gas Sales Volumes (Therms - in millions)	Year Ended December 31		
	2025	2024	B (W)
Customer Class			
Residential	855.9	745.4	110.5
Commercial and industrial	317.6	287.7	29.9
Total retail	1,173.5	1,033.1	140.4
Transportation	775.1	707.8	67.3
Total sales in therms	1,948.6	1,740.9	207.7

Weather (Degree Days) [1]	Year Ended December 31		
	2025	2024	B (W)
Heating (5,895 Normal)	5,869	4,848	21.1 %

[1] Normal heating degree days are based on a 12-year moving average of monthly temperature readings from National Oceanic and Atmospheric Administration weather stations throughout our Illinois service territories.

Gross Margin GAAP and Utility Margin Non-GAAP

The following table summarizes our Illinois segment gross margin (GAAP) and reconciles gross margin (GAAP) to utility margin (non-GAAP). See Non-GAAP Financial Measures above for additional information regarding gross margin (GAAP) and utility margin (non-GAAP).

(in millions)	Year Ended December 31		
	2025	2024	B (W)
Operating revenues	$ **1,683.6**	$ 1,602.4	$ 81.2
Operating expenses			
Cost of natural gas sold	**(508.0)**	(376.7)	(131.3)
Other operation and maintenance [1]	**(233.6)**	(227.2)	(6.4)
Depreciation and amortization	**(259.7)**	(255.4)	(4.3)
Property and revenue taxes	**(55.5)**	(59.9)	4.4
Gross margin (GAAP)	**626.8**	683.2	(56.4)
Other operation and maintenance [1]	**233.6**	227.2	6.4
Depreciation and amortization	**259.7**	255.4	4.3
Property and revenue taxes	**55.5**	59.9	(4.4)
Utility margin (non-GAAP)	$ **1,175.6**	$ 1,225.7	$ (50.1)

[1] Operating and maintenance expenses deemed to be directly attributable to our revenue-producing activities include distribution and customer service expenses. These expenses are included in the above table to calculate gross margin as defined under GAAP.

Gross margin (GAAP) at the Illinois segment decreased $56.4 million during 2025, compared with 2024, and utility margin (non-GAAP) decreased $50.1 million during 2025, compared with 2024. Both measures were driven by a $75.0 million decrease in revenues due to PGL and NSG agreeing on the terms of a proposed settlement with the Illinois Attorney General that would resolve all open proceedings related to the QIP and UEA riders. See Note 26, Regulatory Environment, for more information.

This decrease in gross margin (GAAP) and utility margin (non-GAAP) was partially offset by:

- A $14.5 million increase in revenues associated with certain riders that are offset in other operation and maintenance and therefore do not have a significant impact on net income.

- A $12.9 million increase in revenues driven by a disallowance recorded in 2024 related to an ICC order received in August 2024 related to PGL's 2016 Rider QIP reconciliation prudency review, which required refunds to ratepayers for amounts previously collected related to the disallowance of certain capital costs. See Note 26, Regulatory Environment, for more information.

- A $2.2 million increase in revenues related to the impact of the NSG rate order issued by the ICC, effective February 1, 2024.

Additionally, the larger decrease in gross margin (GAAP) as compared with the decrease in utility margin (non-GAAP), was driven by the following items that are further described in Other Operating Expenses below:

- A $4.3 million increase in depreciation and amortization expense;

- A $3.7 million increase in costs associated with maintenance at the Manlove Gas Storage Field; and

- A partially offsetting $4.4 million decrease in property and revenue taxes.

Other Operating Expenses (includes other operation and maintenance, impairments, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the Illinois segment increased $124.0 million, net of the $14.5 million impact of the riders referenced in the table above, during 2025, compared with 2024. The significant factors impacting the increase in other operating expenses were:

- A $130.0 million impairment related to PGL and NSG agreeing on the terms of a proposed settlement with the Illinois Attorney General that would resolve all open proceedings related to the QIP and UEA riders. See Note 26, Regulatory Environment, for more information.

- A $7.4 million increase in expense primarily associated with the favorable settlement of a legal claim during 2024.

- A $4.3 million increase in depreciation and amortization expense, driven by assets being placed into service as we continue to execute on our capital plan.

- A $3.7 million increase in costs associated with maintenance at the Manlove Gas Storage Field.

These increases in operating expenses were partially offset by:

- A $12.1 million impairment recorded in 2024 related to an ICC order received in August 2024 related to the 2016 annual prudency review of PGL's QIP rider, which included a disallowance of certain capital costs. See Note 26, Regulatory Environment, for more information.
- A $4.4 million decrease in property and revenue taxes, driven by the invested capital tax.

Interest Expense

Interest expense at the Illinois segment decreased $5.8 million during 2025, compared with 2024, due to lower average short-term debt balances, lower average short-term debt interest rates, and the impact of a series of PGL's first mortgage bonds maturing in November 2024.

Income Tax Expense

Income tax expense at the Illinois segment decreased $51.8 million during 2025, compared with 2024, driven by a decrease in pre-tax income.

OTHER STATES SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

The other states segment's contribution to net income attributed to common shareholders for the year ended December 31, 2025 was $60.8 million, representing a $6.3 million, or 11.6%, increase over the prior year. The increase was driven by higher margins related to positive impacts from MGU's rate increase that was effective January 1, 2025, MERC's rate increase that was effective March 1, 2024, and an increase in retail sales volumes. These increases in earnings were partially offset by higher operating expenses. See Note 26, Regulatory Environment, for more information on the MGU and MERC rate increases.

Since the majority of MERC and MGU customers use natural gas for heating, net income attributed to common shareholders is sensitive to weather and is generally higher during the winter months.

	Year Ended December 31		
(in millions)	2025	2024	B (W)
Operating revenues	$ 527.5	$ 449.8	$ 77.7
Operating expenses			
Cost of natural gas sold	246.3	198.6	(47.7)
Other operation and maintenance	104.6	93.9	(10.7)
Depreciation and amortization	49.8	47.0	(2.8)
Property and revenue taxes	26.2	21.0	(5.2)
Operating income	100.6	89.3	11.3
Other income, net	0.4	0.3	0.1
Interest expense	19.2	16.4	(2.8)
Income before income taxes	81.8	73.2	8.6
Income tax expense	21.0	18.7	(2.3)
Net income attributed to common shareholders	$ 60.8	$ 54.5	$ 6.3

The following table shows a breakdown of other operation and maintenance:

	Year Ended December 31		
(in millions)	2025	2024	B (W)
Operation and maintenance not included in line item below	$ 81.9	$ 76.8	$ (5.1)
Regulatory amortizations and other pass through expenses [1]	22.7	17.1	(5.6)
Total other operation and maintenance	$ 104.6	$ 93.9	$ (10.7)

[1] Regulatory amortizations and other pass through expenses are substantially offset in margins and therefore do not have a significant impact on net income.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

| Natural Gas Sales Volumes (*Therms - in millions*) | Year Ended December 31 | | |
	2025	2024	B (W)
Customer Class			
Residential	**325.9**	285.2	40.7
Commercial and industrial	**209.2**	179.9	29.3
Total retail	**535.1**	465.1	70.0
Transportation	**759.3**	828.5	(69.2)
Total sales in therms	**1,294.4**	1,293.6	0.8

| Weather (*Degree Days*) [1] | Year Ended December 31 | | |
	2025	2024	B (W)
MERC			
Heating (7,888 Normal)	**7,714**	6,792	13.6 %
MGU			
Heating (6,095 Normal)	**6,126**	5,083	20.5 %

[1] Normal heating degree days for MERC and MGU are based on a 20-year moving average and 15-year moving average, respectively, of monthly temperature readings from National Oceanic and Atmospheric Administration weather stations throughout their respective service territories.

Gross Margin GAAP and Utility Margin Non-GAAP

The following table summarizes our other states segment gross margin (GAAP) and reconciles gross margin (GAAP) to utility margin (non-GAAP). See Non-GAAP Financial Measures above for additional information regarding gross margin (GAAP) and utility margin (non-GAAP).

| (in millions) | Year Ended December 31 | | |
	2025	2024	B (W)
Operating revenues	$ **527.5**	$ 449.8	$ 77.7
Operating expenses			
Cost of natural gas sold	**(246.3)**	(198.6)	(47.7)
Other operation and maintenance [1]	**(59.0)**	(55.4)	(3.6)
Depreciation and amortization	**(49.8)**	(47.0)	(2.8)
Property and revenue taxes	**(26.2)**	(21.0)	(5.2)
Gross margin (GAAP)	**146.2**	127.8	18.4
Other operation and maintenance [1]	**59.0**	55.4	3.6
Depreciation and amortization	**49.8**	47.0	2.8
Property and revenue taxes	**26.2**	21.0	5.2
Utility margin (non-GAAP)	$ **281.2**	$ 251.2	$ 30.0

[1] Operating and maintenance expenses deemed to be directly attributable to our revenue-producing activities include distribution and customer service expenses. These expenses are included in the above table to calculate gross margin as defined under GAAP.

Gross margin (GAAP) increased $18.4 million during 2025, compared to 2024, and utility margin (non-GAAP) increased $30.0 million during 2025, compared to 2024. Both measures were driven by:

- A $10.5 million increase related to MGU's rate increase that was effective January 1, 2025, and MERC's rate increase that was effective March 1, 2024.

- A $10.3 million increase related to higher sales volumes, driven by colder weather during 2025, compared to 2024. As measured by heating degree days, 2025 was 13.6% and 20.5% colder than 2024 at MERC and MGU, respectively.

- A $5.3 million increase related to MERC CIP revenue, which was offset in operation and maintenance expense. Rebates and programs are available to residential and commercial customers of MERC through the CIP, which is funded by rate payers using the Conservation Cost Recovery Charge and the Conservation Cost Recovery Adjustment funds that are collected on their monthly billing statements.

- A $3.3 million increase related to MGU's energy optimization program, which provides rebates, incentives, and energy efficiency education to customers.

Additionally, the lower increase in gross margin (GAAP) as compared to the increase in utility margin (non-GAAP), was driven by the following items that are further described in Other Operating Expenses below:

- A $5.2 million increase in property and revenue taxes;
- A $3.6 million increase in natural gas operations and customer service expense; and
- A $2.8 million increase in depreciation and amortization.

Other Operating Expenses (includes other operation and maintenance, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the other states segment increased $18.7 million during 2025, compared with 2024. The significant factors impacting the increase in operating expenses were:

- A $5.3 million increase in operation and maintenance expense related to MERC's CIP program, which has an offsetting increase in margins.
- A $5.2 million increase in property and revenue taxes, driven by the year-over-year impact from a positive resolution of a use tax audit at MGU during 2024.
- A $3.6 million increase in natural gas operations and customer service expense, driven by higher metering costs and call center expense at MERC and MGU.
- A $2.8 million increase in depreciation and amortization related to continued capital investment.
- A $1.4 million increase in bad debt expense, primarily at MERC. MERC's bad debt expense was lower in 2024 due to reserve adjustments related to improved loss rates.

Interest Expense

Interest expense at the other states segment increased $2.8 million during 2025, compared with 2024, driven by the impact of MERC issuing long-term debt in April 2025 and MGU issuing long-term debt in October 2024 and April 2025. This increase was partially offset by lower average short-term debt interest rates.

Income Tax Expense

Income tax expense at the other states segment increased $2.3 million during 2025, compared with 2024, driven by an increase in pre-tax income.

ELECTRIC TRANSMISSION SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

	Year Ended December 31		
(in millions)	**2025**	**2024**	**B (W)**
Equity in earnings of transmission affiliates	$ **215.8**	$ 207.5	$ 8.3
Interest expense	**19.3**	19.4	0.1
Income before income taxes	**196.5**	188.1	8.4
Income tax expense	**48.9**	47.1	(1.8)
Net income attributed to common shareholders	$ **147.6**	$ 141.0	$ 6.6

Equity in Earnings of Transmission Affiliates

Equity in earnings of transmission affiliates increased $8.3 million during 2025, compared with 2024. This increase was primarily due to continued capital investment by ATC. A $3.6 million gain related to the sale of an investment at ATC Holdco in March 2025 also contributed to the increase. Partially offsetting these increases was a $20.1 million increase in equity earnings recognized in 2024 related to the impact of a FERC order issued in October 2024 that addressed complaints related to ATC's ROE. For information on this FERC order, see Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – American Transmission Company Allowed Return on Equity Complaints.

Income Tax Expense

Income tax expense at the electric transmission segment increased $1.8 million during 2025, compared with 2024, driven by an increase in pre-tax income.

NON-UTILITY ENERGY INFRASTRUCTURE SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

(in millions)		Year Ended December 31				
		2025		2024		B (W)
Operating income	$	405.3	$	393.0	$	12.3
Other income, net		2.8		1.0		1.8
Interest expense		123.1		99.7		(23.4)
Income before income taxes		285.0		294.3		(9.3)
Income tax benefit		(122.9)		(82.4)		40.5
Net loss attributed to noncontrolling interests		3.2		4.1		(0.9)
Net income attributed to common shareholders	$	411.1	$	380.8	$	30.3

Operating Income

Operating income at the non-utility energy infrastructure segment increased $12.3 million during 2025, compared with 2024, driven by these items at WECI:

* A $26.4 million increase in operating income from new investments in several WECI renewable generation facilities made in late 2024 and early 2025.
* A $7.5 million positive impact due to lower transmission congestion that increased energy market prices.

These increases in operating income were partially offset by:

* A $15.9 million impairment loss recorded at Samson I, Delilah I, and Thunderhead related to storm damage.
* A $7.9 million increase in operation and maintenance expenses due primarily to a higher number of equipment repairs at our renewable generation facilities.
* A $2.2 million negative impact in 2025 related to the receipt of lower performance payments.

In addition to the above items at WECI, there was a $4.5 million positive impact from We Power due to continued capital investment.

Interest Expense

Interest expense at the non-utility energy infrastructure segment increased $23.4 million during 2025, compared with 2024, driven by the impact of WECI Energy Holding III issuing long-term debt in December 2024.

Income Tax Benefit

The income tax benefit at the non-utility energy infrastructure segment increased $40.5 million during 2025, compared with 2024. The increase was primarily due to an increase in PTCs that was related to the acquisition of additional renewable generation facilities in the fourth quarter of 2024 and the first quarter of 2025, and an IRS approved PTC rate increase, partially offset by lower production volumes.

CORPORATE AND OTHER SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDERS

(in millions)		Year Ended December 31				
		2025		2024		B (W)
Operating loss	$	(11.5)	$	(11.3)	$	(0.2)
Other income, net		30.6		54.4		(23.8)
Interest expense		359.0		310.0		(49.0)
Gain on debt extinguishment		—		(23.1)		(23.1)
Loss before income taxes		(339.9)		(243.8)		(96.1)
Income tax benefit		(101.0)		(79.5)		21.5
Net loss attributed to common shareholders	$	(238.9)	$	(164.3)	$	(74.6)

Other Income, Net

Other income, net at the corporate and other segment decreased $23.8 million during 2025, compared with 2024. The significant factors impacting the decrease in other income, net were:

- A $15.1 million decrease due to net losses of $12.8 million from our equity method investments in technology and energy-focused investment funds during 2025, compared with net earnings of $2.3 million during 2024.

- A $6.6 million decrease in interest income, driven by the year-over-year negative impact from a $3.5 million gain recorded in 2024 related to the redemption of a long-term intercompany note WECI issued to WEC Energy Group. This decrease in intercompany interest income was offset by lower intercompany interest expense at our non-utility energy infrastructure segment. Lower interest income on cash balances of $3.4 million also contributed to the decrease in interest income.

- A $3.6 million decrease due to lower net gains from the investments held in the Integrys rabbi trust. The gains from the investments held in the rabbi trust partially offset the changes in benefit costs related to deferred compensation, which are primarily included in other operation and maintenance expense in our utility segments. See Note 17, Fair Value Measurements, for more information on our investments held in the Integrys rabbi trust.

Interest Expense

Interest expense at the corporate and other segment increased $49.0 million during 2025, compared with 2024, primarily due to the impact of long-term debt issuances in May and December 2024, as well as June and November 2025. This increase was partially offset by long-term debt maturities and redemptions. See Note 14, Long-Term Debt, for more information. Also partially offsetting the increase was lower than average short-term debt interest rates.

Gain on Debt Extinguishments

There was no gain on debt extinguishments during 2025, as we did not have an early settlement on any debt obligations. In 2024, the gain on debt extinguishments was driven by the early retirement of a portion of both our 5.60% Senior Notes due September 12, 2026 and our 1.80% Senior Notes due October 15, 2030. Also, during 2024, we recorded gains on redemptions and repurchases of our 2007 Junior Notes.

Income Tax Benefit

The income tax benefit at the corporate and other segment increased $21.5 million during 2025, compared with 2024, driven by an increase in pre-tax loss.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We expect to maintain adequate liquidity to meet our cash requirements for operation of our businesses and implementation of our corporate strategy through internal generation of cash from operations and access to the capital markets.

The following discussion and analysis of our Liquidity and Capital Resources includes comparisons of our cash flows for the year ended December 31, 2025 with the year ended December 31, 2024. For a similar discussion that compares our cash flows for the year ended December 31, 2024 with the year ended December 31, 2023, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources in Part II of our 2024 Annual Report on Form 10-K, which was filed with the SEC on February 21, 2025.

CASH FLOWS

The following table summarizes our cash flows during the years ended December 31:

(in millions)	2025	2024	Change in 2025 Over 2024
Cash provided by (used in):			
Operating activities	$ 3,379.4	$ 3,211.8	$ 167.6
Investing activities	(4,874.7)	(3,802.5)	(1,072.2)
Financing activities	1,524.0	467.7	1,056.3

Operating Activities

Net cash provided by operating activities increased $167.6 million during 2025, compared with 2024, driven by:

- A $338.7 million increase in cash from higher overall collections from customers during 2025, compared with 2024. This increase was driven by the impact of the Wisconsin rate orders approved by the PSCW, effective January 1, 2025, and higher sales volumes from favorable weather during 2025, compared with 2024.
- A $42.3 million increase in cash from lower payments for environmental remediation related to work completed on former manufactured gas plant sites during 2025, compared with 2024.
- A $36.5 million increase in cash from higher distributions from ATC during 2025, compared with 2024. See Note 21, Investment in Transmission Affiliates, for more information.

These increases in net cash provided by operating activities were partially offset by:

- A $163.6 million decrease in cash from higher payments for operating and maintenance expenses. During 2025, our payments were higher due to increased transmission costs, operating and maintenance costs related to our plants, and electric and natural gas distribution costs.
- A $72.8 million decrease in cash from higher payments for interest driven by higher amounts of outstanding long-term debt in 2025, compared with 2024, partially offset by lower payments for interest due to a decrease in short-term interest rates during 2025, compared with 2024.
- A $20.1 million decrease in cash driven by higher amounts of collateral paid to counterparties during 2025, compared with 2024, partially offset by lower realized losses on derivative instruments recognized during 2025, compared with 2024.

Investing Activities

Net cash used in investing activities increased $1,072.2 million during 2025, compared with 2024, driven by:

- A $1,617.0 million increase in cash paid for capital expenditures during 2025, compared with 2024, which is discussed in more detail below.
- The acquisition of a 90% ownership interest in Hardin III in February 2025 for $406.1 million, net of cash acquired of $0.2 million.
- A $96.9 million increase in capital contributions paid to transmission affiliates during 2025, compared with 2024. See Note 21, Investment in Transmission Affiliates, for more information.

These increases in net cash used in investing activities were partially offset by:

- The acquisition of a 90% ownership interest in Delilah I in December 2024 for $462.5 million, net of cash acquired of $0.6 million.
- The acquisition of a 90% ownership interest in Maple Flats in November 2024 for $431.2 million, net of cash acquired of $0.5 million.
- The acquisition of an additional 13.7% ownership interest in West Riverside in May 2024 for $97.9 million.
- A $31.7 million increase in cash received from ATC during 2025, compared with 2024, for the reimbursement of transmission infrastructure upgrades. See Note 21, Investment in Transmission Affiliates, for more information.

For more information on our acquisitions, see Note 2, Acquisitions.

Capital Expenditures

Capital expenditures by segment for the years ended December 31 were as follows:

Reportable Segment (in millions)	2025	2024	Change in 2025 Over 2024
Wisconsin	$ 3,860.1	$ 2,247.1	$ 1,613.0
Illinois	306.1	343.0	(36.9)
Other states	112.5	118.3	(5.8)
Non-utility energy infrastructure	98.6	52.1	46.5
Corporate and other	20.8	20.6	0.2
Total capital expenditures	$ 4,398.1	$ 2,781.1	$ 1,617.0

The increase in cash paid for capital expenditures at the Wisconsin segment during 2025, compared with 2024, was driven by an increase in capital expenditures for the following: renewable energy projects at WE, WPS, and UMERC; CTs and an LNG facility at OCPP; WE's and WPS's electric distribution systems; and software to enhance productivity, collaboration, and overall efficiency across the company. These increases in capital expenditures were partially offset by decreased payments for construction of WPS's service center completed in October 2024 and WG's LNG facility completed in February 2024.

The decrease in cash paid for capital expenditures at the Illinois segment during 2025, compared with 2024, was driven by lower payments related to PGL's upgrade of its natural gas delivery system. For more information on the factors contributing to this decrease, see Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – Illinois Proceedings. This decrease in capital expenditures was partially offset by increased capital expenditures at Manlove Gas Storage Field.

The increase in cash paid for capital expenditures at the non-utility energy infrastructure segment during 2025, compared with 2024, was driven by an increase in capital expenditures related to new generator units at ERGS and PWGS.

See Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects below for more information.

Financing Activities

Net cash provided by financing activities increased $1,056.3 million during 2025, compared with 2024, driven by:

- A $1,709.7 million increase in cash due to $806.9 million of net borrowings of commercial paper during 2025, compared with $902.8 million of net repayments of commercial paper during 2024.
- A $598.5 million increase in cash due to higher issuances of common stock during 2025, compared with 2024. See Note 11, Common Equity, for more information.
- A $409.1 million increase in cash due to lower retirements of long-term debt during 2025, compared with 2024.
- The purchase of an additional 10% ownership interest in Samson I in January 2024 for $28.1 million. See Note 2, Acquisitions, for more information.
- A $15.4 million increase in cash related to a higher number of stock options exercised during 2025, compared with 2024.

These increases in net cash provided by financing activities were partially offset by:

- A $1,616.4 million decrease in cash due to lower issuances of long-term debt during 2025, compared with 2024.
- A $91.6 million decrease in cash due to higher dividends paid on our common stock during 2025, compared with 2024. In January 2025, our Board of Directors increased our quarterly dividend by $0.0575 per share (6.9%) effective with the March 2025 dividend payment.

Significant Financing Activities

For more information on our financing activities, see Note 11, Common Equity, Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt.

CASH REQUIREMENTS

We require funds to support and grow our businesses. Our significant cash requirements primarily consist of capital and investment expenditures, payments to retire and pay interest on long-term debt, the payment of common stock dividends to our shareholders, and the funding of our ongoing operations. Our significant cash requirements are discussed in further detail below.

Significant Capital Projects

We have several capital projects and acquisitions that will require significant capital expenditures over the next three years and beyond. All projected capital requirements are subject to periodic review and may vary significantly from estimates, depending on a number of factors. These factors include environmental and regulatory requirements, changes in tax laws and regulations, acquisition and development opportunities, market volatility, economic trends, supply chain disruptions, inflation, and interest rates. Our estimated capital expenditures and acquisitions for the next three years are reflected below. These amounts include anticipated expenditures for environmental compliance and certain remediation issues. For a discussion of certain environmental matters affecting us, see Note 24, Commitments and Contingencies.

(in millions)	2026	2027	2028
Wisconsin	$ 4,223.0	$ 5,952.5	$ 5,949.7
Illinois	566.6	738.4	744.0
Other states	115.0	110.5	125.5
Non-utility energy infrastructure	98.2	132.5	125.0
Corporate and other	15.3	15.6	21.4
Total	$ 5,018.1	$ 6,949.5	$ 6,965.6

We are committed to investing in solar, wind, battery storage, and natural gas-fired generation. In addition, our utilities continue to upgrade their electric and natural gas distribution systems to enhance reliability. Below are the anticipated amounts for the next three years for generation, LNG, and distribution projects that are proposed or currently underway.

(in millions)	2026	2027	2028
Generation:			
Solar	$ 734.3	$ 1,693.6	$ 1,713.1
Wind	160.9	311.7	654.3
Battery	258.4	413.1	253.5
Thermal	945.7	1,582.7	1,424.5
Other	481.8	309.0	365.8
LNG	178.0	82.0	112.0
Distribution:			
Electric distribution	972.2	946.4	973.3
Gas distribution	1,286.8	1,611.0	1,469.1
Total	$ 5,018.1	$ 6,949.5	$ 6,965.6

The DOC set duties on solar panels and cells imported from four southeast Asian countries and is investigating additional AD/CVD allegations relating to Chinese-owned manufacturers in Laos and Indonesia, as well as India-headquartered companies. See Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – United States Department of Commerce Complaints and Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – Uyghur Forced Labor Prevention Act for information on the duties set by the DOC and its current investigation, as well as CBP actions, respectively. The expected in-service dates and costs identified above already reflect some of these impacts.

See Factors Affecting Results, Liquidity, and Capital Resources — Regulatory, Legislative, and Legal Matters — Renewable Energy Legislation for potential impacts to our capital projects as a result of the OBBBA.

In accordance with its November 2023 PGL rate order, the ICC initiated a proceeding in January 2024 to determine the optimal method and prudent investment level for replacing aging natural gas infrastructure. In February 2025, the ICC issued an order setting expectations for PGL's prospective retirement of its aging natural gas infrastructure. The ICC directed us to focus on retiring all cast and ductile iron pipe that has a diameter of less than 36 inches by January 1, 2035. PGL is working on retiring this cast and ductile iron pipe through its PRP. Annual investment for pipe replacement is expected to ramp up to approximately $500 million in 2028. For information on regulatory proceedings related to this matter, see Note 26, Regulatory Environment, and Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – Illinois Proceedings.

We expect to provide total capital contributions to ATC (not included in the above table) of approximately $645 million from 2026 through 2028. We do not expect to make any contributions to ATC Holdco during that period. WEC's portion of the investment in MISO Tranche 1 and Tranche 2.1 is estimated to be approximately $700 million and $400 million, respectively, between 2026 and 2030, a portion of which will be funded by ATC's cash from operations. Tranche 1 is part of MISO's Long Range Transmission Planning initiative to upgrade the grid so that it can reliably accommodate for the shift in generation to lower-carbon resources. Tranche 2.1 is the second phase of long range transmission planning and builds on the foundation of Tranche 1.

Long-Term Debt

A significant amount of cash is required to retire and pay interest on our long-term debt obligations. See Note 14, Long-Term Debt, for more information on our outstanding long-term debt, including a schedule of our long-term debt maturities. The following table summarizes our required interest payments on long-term debt as of December 31, 2025:

	Interest Payments Due by Period				
(in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Interest payments due on long-term debt	$ 8,972.8	$ 819.3	$ 1,430.9	$ 1,010.1	$ 5,712.5

Common Stock Dividends

On January 22, 2026, our Board of Directors increased our quarterly dividend to $0.9525 per share effective with the first quarter of 2026 dividend payment, an increase of 6.7%. This equates to an annual dividend of $3.81 per share.

We have been paying consecutive quarterly dividends dating back to 1942 and expect to continue paying quarterly cash dividends in the future. Any payment of future dividends is subject to approval by our Board of Directors and is dependent upon future earnings, capital requirements, and financial and other business conditions. In addition, our ability as a holding company to pay common stock dividends primarily depends on the availability of funds received from our subsidiaries. Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future. See Note 11, Common Equity, for more information related to these restrictions and our other common stock matters.

Other Significant Cash Requirements

Our utility and non-utility operations have purchase obligations under various contracts for the procurement of fuel, power, and gas supply, as well as the related storage and transportation. These costs are a significant component of funding our ongoing operations. See Note 24, Commitments and Contingencies, for more information, including our minimum future commitments related to these purchase obligations.

In addition to our energy-related purchase obligations, we have commitments for other costs incurred in the normal course of business, including costs related to information technology services, meter reading services, maintenance and other service agreements for certain generating facilities, and various engineering agreements. Our estimated future cash requirements related to these purchase obligations, excluding energy-related obligations, are reflected below.

| | | Payments Due by Period | | | |
(in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase orders	$ 580.5	$ 278.0	$ 198.4	$ 63.5	$ 40.6

We have various finance and operating lease obligations. Our finance lease obligations primarily relate to land leases for our renewable generation projects. Our operating lease obligations are for office space and land. See Note 15, Leases, for more information, including an analysis of our minimum lease payments due in future years.

We make contributions to our pension and OPEB plans based upon various factors affecting us, including our liquidity position and tax law changes. See Note 20, Employee Benefits, for our expected contributions in 2026 and our expected pension and OPEB payments for the next 10 years. We expect the majority of these future pension and OPEB payments to be paid from our outside trusts. See Sources of Cash–Investments in Outside Trusts below for more information.

In addition to the above, our balance sheet at December 31, 2025 included various other liabilities that, due to the nature of the liabilities, the amount and timing of future payments cannot be determined with certainty. These liabilities include AROs, liabilities for the remediation of manufactured gas plant sites, and liabilities related to the accounting treatment for uncertainty in income taxes. For additional information on these liabilities, see Note 9, Asset Retirement Obligations, Note 16, Income Taxes, and Note 24, Commitments and Contingencies, respectively.

Off-Balance Sheet Arrangements

We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including financial guarantees and letters of credit that support construction projects, commodity contracts, and other payment obligations. We believe that these agreements do not have, and are not reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. See Note 13, Short-Term Debt and Lines of Credit, Note 19, Guarantees, and Note 23, Variable Interest Entities, for more information.

SOURCES OF CASH

Liquidity

We anticipate meeting our short-term and long-term cash requirements to operate our businesses and implement our corporate strategy through internal generation of cash from operations and access to the capital markets, and common equity. Accessing the capital markets allows us to obtain external short-term borrowings, including commercial paper and term loans, and issue intermediate or long-term debt securities, as well as other types of securities. We also issue common equity through a combination of our employee benefit plans and stock purchase and dividend reinvestment plan, as well as through an at-the-market program. Cash generated from operations is primarily driven by sales of electricity and natural gas to our utility customers, reduced by costs of operations. Our access to the capital markets is critical to our overall strategic plan and allows us to supplement cash flows from operations with external borrowings to manage seasonal variations, working capital needs, commodity price fluctuations, unplanned expenses, and unanticipated events. Subject to market conditions and other factors, we may repurchase our debt securities through open market purchases, privately negotiated transactions and/or other types of transactions.

In January and February 2024, pursuant to a tender offer, we purchased $122.1 million aggregate principal amount of the $500.0 million outstanding of our 2007 Junior Notes for $115.2 million with proceeds from issuing commercial paper. We recorded a $6.4 million gain related to the early settlement. Additionally, in May 2024, we repurchased $19.0 million aggregate principal amount of the $377.9 million outstanding of our 2007 Junior Notes for $18.7 million, plus accrued interest, with proceeds received from issuing commercial paper. We recorded a $0.2 million gain related to the early settlement. In December 2024, we redeemed the remaining $358.9 million outstanding principal at par, plus accrued interest, of our 2007 Junior Notes with the proceeds we received from the issuance of our 2024A Junior Notes and 2024B Junior Notes.

In December 2024, pursuant to a tender offer, we repurchased $250.0 million aggregate principal amount of the $600.0 million outstanding of our 5.60% Senior Notes due September 12, 2026 and repurchased $150.0 million aggregate principal amount of the $450.0 million outstanding of our 1.80% Senior Notes due October 15, 2030, for $380.9 million, plus accrued interest, with proceeds received from issuing commercial paper. As a result of the repurchase, we recorded a $16.5 million gain on debt extinguishment.

WEC Energy Group, WE, WPS, WG, and PGL maintain bank back-up credit facilities, which provide liquidity support for each company's obligations with respect to commercial paper and for general corporate purposes. We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations.

The amount, type, and timing of any financings in 2026, as well as in subsequent years, will be contingent on investment opportunities and our cash requirements and will depend upon prevailing market conditions, regulatory approvals for certain subsidiaries, and other factors. Our regulated utilities plan to maintain capital structures consistent with those approved by their respective regulators.

The issuance of securities by our utility companies is subject to the approval of the applicable state commissions or FERC. Additionally, with respect to the public offering of securities, we, WE, and WPS file registration statements with the SEC under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the appropriate regulatory authorities, as well as the securities registered under the 1933 Act, are closely monitored and appropriate filings are made to ensure flexibility in the capital markets.

At December 31, 2025, our current liabilities exceeded our current assets by $2,308.7 million. We do not expect this to have an impact on our liquidity as we currently believe that our cash and cash equivalents, our available capacity under existing revolving credit facilities, cash generated from ongoing operations, and access to the capital markets are adequate to meet our short-term and long-term cash requirements.

See Note 11, Common Equity, Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt, for more information about our common stock activity, commercial paper, credit facilities, and debt securities.

Investments in Outside Trusts

We maintain investments in outside trusts to fund the obligation to provide pension and certain OPEB benefits to current and future retirees. As of December 31, 2025, these trusts had investments of approximately $3.6 billion, consisting of fixed income and equity securities, that are subject to the volatility of the stock market and interest rates. The performance of existing plan assets, long-term discount rates, changes in assumptions, and other factors could affect our future contributions to the plans, our financial position if our accumulated benefit obligation exceeds the fair value of the plan assets, and future results of operations related to changes in pension and OPEB expense and the assumed rate of return. For additional information, see Note 20, Employee Benefits.

Capitalization Structure

The following table shows our capitalization structure as of December 31, 2025 and 2024, as well as an adjusted capitalization structure that we believe is consistent with how a majority of the rating agencies currently view our Junior Notes:

	2025				2024			
(in millions)		Actual		Adjusted [1]		Actual		Adjusted [2]
Common shareholders' equity	$	13,613.6	$	14,288.6	$	12,395.0	$	12,770.0
Preferred stock of subsidiary		30.4		30.4		30.4		30.4
Long-term debt (including current portion)		20,017.5		19,342.5		18,907.1		18,532.1
Short-term debt		1,924.7		1,924.7		1,116.6		1,116.6
Total capitalization	$	35,586.2	$	35,586.2	$	32,449.1	$	32,449.1
Total debt	$	21,942.2	$	21,267.2	$	20,023.7	$	19,648.7
Ratio of debt to total capitalization		61.7 %		59.8 %		61.7 %		60.6 %

[1] Included in long-term debt on our Consolidated Balance Sheets as of December 31, 2025, was $600.0 million principal amount of WEC Energy Group's 2025 Junior Notes due 2056 and $750.0 million principal amount of WEC Energy Group's 2024 Junior Notes (2024A Junior Notes and 2024B Junior Notes, collectively) due 2055. The adjusted presentation at December 31, 2025 attributes $675.0 million of the Junior Notes to common equity and $675.0 million to long-term debt, similar to how the majority of rating agencies treat them.

[2] Included in long-term debt on our Consolidated Balance Sheets as of December 31, 2024, was $750.0 million principal amount of WEC Energy Group's 2024 Junior Notes (2024A Junior Notes and 2024B Junior Notes, collectively) due 2055. The adjusted presentation at December 31, 2024 attributes $375.0 million of the Junior Notes to common equity and $375.0 million to long-term debt, similar to how the majority of rating agencies treat them.

The adjusted presentation of our consolidated capitalization structure is included as a complement to our capitalization structure presented in accordance with GAAP. Management evaluates and manages our capitalization structure, including our total debt to total capitalization ratio, using the GAAP calculation as adjusted to reflect the treatment of the 2025 Junior Notes and 2024 Junior Notes by the majority of rating agencies. Therefore, we believe the non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate our capitalization structure.

Debt Covenants

Certain of our short-term and long-term debt agreements contain financial covenants that we must satisfy, including debt to capitalization ratios and debt service coverage ratios. At December 31, 2025, we were in compliance with all such covenants related to outstanding short-term and long-term debt. We expect to be in compliance with all such debt covenants for the foreseeable future. See Note 11, Common Equity, Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt, for more information.

Credit Rating Risk

Cash collateral postings and prepayments made with external parties, including postings related to exchange-traded contracts, and cash collateral posted by external parties were immaterial as of December 31, 2025. From time to time, we may enter into commodity contracts that could require collateral or a termination payment in the event of a credit rating change to below BBB- at S&P Global Ratings, a division of S&P Global Inc., and/or Baa3 at Moody's Investors Service, Inc. If WE had a sub-investment grade credit rating at December 31, 2025, it could have been required to post $106 million of additional collateral or other assurances pursuant to the terms of a PPA. We also have other commodity contracts that, in the event of a credit rating downgrade, could result in a reduction of our unsecured credit granted by counterparties.

In addition, access to capital markets at a reasonable cost is determined in large part by credit quality. Any credit ratings downgrade could impact our ability to access capital markets.

In March 2025, Moody's changed the rating outlook for PGL to stable from negative as a result of the ICC's February 2025 order setting expectations for PGL's retirement of aging natural gas infrastructure. Moody's affirmed PGL's ratings, including its Aa3 senior secured rating and its P-1 short term rating for commercial paper. See Note 26, Regulatory Environment, for more information on the outcome of the rate order.

In November 2025, Moody's changed the rating outlook for WPS to negative and WG to positive, both from stable. The negative outlook of WPS reflects the change in its financial ratios during 2025 along with the growing leverage associated with WPS's investments. Moody's affirmed WPS's ratings, including its A2 Issuer and senior unsecured ratings and Prime-1 commercial paper rating. The positive outlook for WG is a result of strong financial ratios that Moody's expects to be sustained over the next 12-18 months. Moody's also affirmed WG's ratings including its A3 senior unsecured rating and Prime-2 commercial paper rating.

Subject to other factors affecting the credit markets as a whole, we believe our current ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell, or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency.

FACTORS AFFECTING RESULTS, LIQUIDITY, AND CAPITAL RESOURCES

COMPETITIVE MARKETS

Electric Utility Industry

The FERC supports large RTOs, which directly impacts the structure of the wholesale electric market. Due to the FERC's support of RTOs, MISO uses the MISO Energy Markets to carry out its operations, including the use of LMPs to value electric transmission congestion and losses. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us.

Wisconsin

Electric utility revenues in Wisconsin are regulated by the PSCW. The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date, and it is uncertain when, if at all, retail choice might be implemented in Wisconsin.

Michigan

Michigan has adopted a limited retail choice program. Under Michigan law, our retail customers may choose an alternative electric supplier to provide power supply service. As a result, some of our small retail customers have switched to an alternative electric supplier. At December 31, 2025, Michigan law limited customer choice to 10% of an electric utility's Michigan retail load. Our iron ore mine customer, Tilden, is exempt from this 10% cap based on current law, but Tilden is required under a long-term agreement to purchase electric power from UMERC through March 2039. In addition, certain load increases by facilities already using an alternative electric supplier can still be serviced by their alternative electric supplier, when various conditions exist, even if the cap has already been met. When a customer switches to an alternative electric supplier, we continue to provide distribution and customer service functions for the customer.

Natural Gas Utility Industry

We offer natural gas transportation services to our customers that elect to purchase natural gas directly from a third-party supplier. Since these transportation customers continue to use our distribution systems to transport natural gas to their facilities, we earn distribution revenues from them. As such, the loss of revenue associated with the cost of natural gas that our transportation customers purchase from third-party suppliers has little impact on our net income, as it is substantially offset by an equal reduction to natural gas costs.

Wisconsin

Our Wisconsin utilities offer both natural gas transportation service and interruptible natural gas sales to enable customers to better manage their energy costs. Customers continue to switch between firm system supply, interruptible system supply, and transportation service each year as the economics and service options change.

Due to the PSCW's previous proceedings on natural gas industry regulation in a competitive environment, the PSCW currently provides all Wisconsin customer classes with competitive markets the option to choose a third-party natural gas supplier. All of our Wisconsin non-residential customer classes have competitive market choices and, therefore, can purchase natural gas directly from either a third-party supplier or their local natural gas utility. Since third-party suppliers can be used in Wisconsin, the PSCW has also adopted standards for transactions between a utility and its natural gas marketing affiliates.

We are currently unable to predict the impact, if any, of potential future industry restructuring on our results of operations or financial position.

Illinois

Absent extraordinary circumstances, potential competitors are not allowed to construct competing natural gas distribution systems in the service territories for PGL and NSG. A charter from the State of Illinois gives PGL the right to provide natural gas distribution service in the City of Chicago as a public utility. Further, the "first in the field" and public interest standards limit the ability of potential competitors to operate in an existing utility service territory. In addition, we believe it would be impractical to construct competing duplicate distribution facilities due to the high cost of installation.

Since 2002, PGL and NSG have, under ICC-approved tariffs, provided their customers with the option to choose a third-party natural gas supplier. There are no state laws requiring PGL and NSG to make this choice option available to customers, but since this option is currently provided to our Illinois customers under tariff, ICC approval would be needed to withdraw those tariffs.

An interstate pipeline may seek to provide transportation service directly to our Illinois end users, which would bypass our natural gas transportation service. However, PGL and NSG have anti-bypass tariffs approved by the ICC, which allow them to negotiate rates with customers that are potential bypass candidates to help ensure that such customers continue to use utility transportation service.

Minnesota

Natural gas utilities in the state of Minnesota do not have exclusive franchise service territories and, as a matter of law and policy, natural gas utilities may compete for new customers. However, natural gas utilities have customarily avoided competing for existing customers of other utilities, as there would be duplicative utility facilities and/or increased costs to customers. If this approach were to change, it could lead to a greater level of competition amongst utilities to obtain customers and potentially adversely impact our results of operations.

MERC offers both natural gas transportation service and interruptible natural gas sales to enable customers to better manage their energy costs. Customers continue to switch between firm system supply, interruptible system supply, and transportation service each year as the economics and service options change. MERC has provided its commercial and industrial customers with the option to choose a third-party natural gas supplier since 2006. We are not required by the MPUC or state law to make this choice option available to customers, but since this option is currently provided to our Minnesota commercial and industrial customers, we would need MPUC approval to eliminate it.

Michigan

The option to choose a third-party natural gas supplier has been provided to UMERC's natural gas customers (formerly WPS's Michigan natural gas customers) since the late 1990s and MGU's customers since 2005. We are not required by the MPSC or state law to make this choice option available to customers, but since this option is currently provided to our Michigan customers, we would need MPSC approval to eliminate it.

REGULATORY, LEGISLATIVE, AND LEGAL MATTERS

Regulatory Recovery

Our utilities account for their regulated operations in accordance with accounting guidance under the Regulated Operations Topic of the FASB ASC. Our rates are determined by various regulatory commissions.

Regulated entities are allowed to defer certain costs that would otherwise be charged to expense if the regulated entity believes the recovery of those costs is probable. We record regulatory assets pursuant to generic and/or specific orders issued by our regulators. Recovery of the deferred costs in future rates is subject to the review and approval by those regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of the deferred costs, including those referenced below, is not approved by our regulators, the costs would be charged to income in the current period. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We record these items as regulatory liabilities. See Note 6, Regulatory Assets and Liabilities, for more information on our regulatory assets and liabilities. See Note 26, Regulatory Environment, for more information regarding recent and pending rate proceedings, orders, and investigations involving our utilities.

Illinois Riders

Uncollectible Expense Adjustment Rider – The rates of PGL and NSG include a UEA rider for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates. The UEA rider is subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency by the ICC. In May 2023, the ICC issued a written order on PGL's and NSG's 2018 UEA rider reconciliation. The order required a $15.4 million and $0.7 million refund to customers at PGL and NSG, respectively. These amounts were refunded over a period of nine months, which began on September 1, 2023. Upon appeal by PGL and NSG, the Illinois Appellate Court affirmed the ICC order and the related disallowance. The Illinois Supreme Court denied a subsequent petition for review and reversal of the order in March 2025.

As of December 31, 2025, there can be no assurance that all costs incurred under the UEA rider during the open reconciliation years will be deemed recoverable by the ICC. Future disallowances by the ICC could be material. The combined annual costs of PGL and NSG included in the rider, which reflect uncollectible write-offs in excess of what is recovered in base rates, have ranged from $10 million to $40 million. However, see Uncollectible Expense Adjustment and Qualifying Infrastructure Plant Riders Settlement below for information on a proposed settlement that would resolve all open proceedings.

Qualifying Infrastructure Plant Rider – In January 2014, the ICC approved PGL's use of the QIP rider as a recovery mechanism for costs incurred related to investments in QIP. This rider, which was in effect until December 1, 2023, continues to be subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency. In August 2024, the ICC issued a final order on PGL's 2016 annual reconciliation, which included a disallowance of $14.8 million of certain capital costs. PGL recorded a pre-tax charge to income of $25.3 million during the third quarter of 2024 related to the disallowance and the previously recognized return on and of these investments. The charge was recorded on the income statement as a $12.9 million reduction in revenues for the amounts previously collected from customers, a $12.1 million increase to operating expenses for the impairment of PGL's property, plant, and equipment, and a $0.3 million increase to interest expense related to the amounts due to customers. In October 2024, PGL filed a petition with the Illinois Appellate Court for review of the ICC's August 2024 order; however, in January 2026, PGL filed an unopposed motion to stay the appeal, which was granted by the court.

PGL's QIP reconciliations from 2017 through 2023 are still pending. Future disallowances by the ICC could be material. The aggregate capital costs included in the rider during the open reconciliation years, along with any previously recognized return on these investments, totaled approximately $3.0 billion as of December 31, 2025. However, see Uncollectible Expense Adjustment and Qualifying Infrastructure Plant Riders Settlement below for information on a proposed settlement that would resolve all open proceedings.

Uncollectible Expense Adjustment and Qualifying Infrastructure Plant Riders Settlement – In February 2026, PGL and NSG agreed on the terms of a proposed settlement with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the UEA and QIP riders. PGL and NSG agreed to refund $49.0 million and $1.0 million, respectively, to customers as bill credits over a three year period between 2026 and 2028 to resolve the open UEA proceedings. In order to resolve the open QIP proceedings, PGL agreed to permanently remove $130.0 million of qualified infrastructure investment costs from rate base starting in 2027 and to refund $75.0 million to customers as bill credits over a three year period between 2026 and 2028. As a result of this agreement, we recorded a $205.0 million charge to income during the fourth quarter of 2025. The charge was recorded as a $130.0 million impairment to PGL's net property, plant, and equipment and a $75.0 million reduction to revenues. The total of the rate base reduction and the obligation to refund amounts to customers through bill credits recorded on our balance sheet at December 31, 2025 is $255.0 million. This includes the $205.0 million charge to income recorded during 2025 and a $50.0 million charge to income recorded in prior years. This proposed settlement is subject to ICC approval following a public review process.

Illinois Proceedings

In the PGL rate order issued by the ICC in November 2023, the ICC ordered PGL to pause spending on its projects to upgrade its natural gas delivery system until the ICC completed a proceeding to determine the optimal method for replacing aging natural gas infrastructure and a prudent investment level. In accordance with the written order, the ICC initiated the proceeding in January 2024. In February 2025, the ICC issued an order setting expectations for PGL's prospective operations. The ICC directed us to focus on retiring all cast and ductile iron pipe that has a diameter under 36 inches by January 1, 2035. The ICC also indicated that failure to comply with this directive could subject us to civil penalties under Illinois statute. PGL is working to retire this cast and ductile iron pipe through its PRP. Costs incurred under the PRP will be evaluated for prudency by the ICC in future rate cases. In addition, the program will be overseen by a safety monitor hired by the ICC. PGL initiated a general rate case proceeding in January 2026, which we anticipate will provide further regulatory clarity before we significantly increase our spend associated with the PRP.

In March 2024, the ICC initiated a statewide "Future of Gas" proceeding. The goal of this proceeding is to explore the issues involved with decarbonization of the gas distribution system in Illinois and recommend any future ICC action or legislative changes needed. It includes the formal exploration and consideration of the role of natural gas in the future, including in the context of the state's environmental and energy policy goals. The proceeding includes a broad range of stakeholders, including Illinois utilities and other interested parties. The "Future of Gas" proceeding is expected to be completed by the end of 2026. At this time, we cannot predict the ultimate outcome of this proceeding or the resulting impact to our natural gas operations in Illinois. Future natural gas investment opportunities in Illinois could be negatively impacted depending upon the outcome.

See Note 26, Regulatory Environment, for more information regarding the 2026 rate case filing and November 2023 ICC rate order.

Chicago Decarbonization Efforts

The CABO was introduced at a meeting of the Chicago city council held in January 2024. If approved, this ordinance would set an indoor emissions standard that would require zero-to-low-emission energy systems in newly built commercial and residential buildings and major building additions in the city of Chicago. The proposed emission standards would effectively prohibit the use of natural gas in new buildings and homes and require electric heat and appliances. The CABO would not impact existing homes and businesses. In addition, certain buildings and equipment, such as hospitals, commercial kitchens, and back-up generators, would be exempt from the new emission limits.

In response to the CABO, a resolution was also introduced that would require the formation of a working group comprised of various subject matter experts to analyze the costs of converting buildings from natural gas to electricity, the costs for additional electric generation capacity needed for future building conversions, and the impact of shifting natural gas system costs from new construction to existing buildings if electrification measures are adopted. If the resolution is passed, this analysis would need to be completed prior to the adoption of any decarbonization initiatives, such as the CABO.

If approved by the city council, the CABO is expected to become effective one year after the approval date. PGL's future natural gas operations could be materially adversely impacted if the CABO is passed.

Uyghur Forced Labor Prevention Act

In June 2022, the CBP implemented the UFLPA, which establishes a rebuttable presumption that certain silica-based products wholly or partially manufactured in the Xinjiang Uyghur Autonomous Region of China, such as polysilicon included in the manufacturing of solar panels, are prohibited from entering the United States. While our suppliers have been able to provide the CBP sufficient documentation to meet the UFLPA compliance requirements, and we expect the same will be true for subsequent projects, we cannot currently predict what, if any, long-term impact the UFLPA will have on the overall supply of solar panels into the United States and whether we will experience any further impacts to the timing and cost of solar projects included in our long-term capital plan.

In 2025, the Department of Homeland Security announced the addition of more Chinese businesses to the UFLPA, including several solar supply chain providers. We are working to avoid doing business with these companies and remain in compliance with the UFLPA.

United States Department of Commerce Complaints

Starting in June 2024, the DOC began applying duties to certain imports of solar cells from Malaysia, Vietnam, Thailand and Cambodia, with the potential for enhanced duties in certain circumstances, based on final findings by both the DOC and the USITC in their AD/CVD investigations that Chinese manufacturers were shifting products to those four Southeast Asian countries to avoid tariffs required on products imported from China.

In April 2025, based upon investigation in response to a new petition, the DOC reached affirmative findings that some Chinese companies had moved their solar operations to avoid penalties imposed in the first investigation, increasing tariff rates, in some cases significantly. These increased rates became effective and enforceable in May 2025 upon the USITC's final affirmative determination. As a result of these duties, the cost and availability of solar panels in the U.S. has been impacted and the U.S. solar industry overall has experienced higher costs of materials as well as delays. Some of these impacts have already been reflected in the estimated cost and in-service dates for certain of our solar projects.

In August 2025, in response to another petition filed by a coalition of trade groups, the DOC and USITC initiated new AD/CVD investigations based on the coalition's claims that Chinese-owned manufacturers in Laos and Indonesia, as well as India-headquartered companies, are benefiting from illegal subsidies and selling solar products below cost in the US. Affirmative findings in these investigations could cause further strain on the solar panel industry. We are monitoring the status of these petitions.

Renewable Energy Legislation

Infrastructure Investment and Jobs Act – In November 2021, the Infrastructure Investment and Jobs Act was signed into law and provides for approximately $1.2 trillion of federal spending through 2026, including approximately $85 billion for investments in power, utilities, and renewables infrastructure across the United States. Funding from this Act supports the work we are doing to reduce GHG emissions and to strengthen and protect the energy grid. In January 2025, disbursement of funds was paused until agency heads can determine whether grants, loans, contracts, and other disbursements are consistent with the current administration's energy policy. In some cases, the pause has disrupted, and could continue to disrupt, funding, temporarily or permanently, for infrastructure projects already in progress, may cause project delays and cancellations, and may impact continuing payment obligations for downstream contractors and suppliers.

Inflation Reduction Act – In August 2022, the IRA was signed into law and provides for $258 billion in energy-related provisions over a 10-year period. The IRA has helped reduce our cost of investing in projects that support our commitment to reduce emissions and provide affordable, reliable, and clean energy for our communities. We and our customers have benefited from the IRA's provisions to extend tax benefits for renewable technologies, increase or restore higher rates for PTCs, claim PTCs for solar projects, expand qualified ITC facilities to include standalone energy storage, and allow companies to transfer tax credits generated from renewable projects.

Under the IRA transferability option, we entered into agreements in October 2024, April 2025, and September 2025 to sell the majority of the PTCs and ITCs we generated, or expect to generate, in 2025 and 2026, respectively, to third parties. In May 2025, we entered into an agreement to sell the majority of our remaining unsold PTCs we generated in 2024 to a third party. See Note 1(q), Income Taxes, for more information about the impact of these sales. The IRA also implements a 15% corporate alternative minimum tax and a 1% excise tax on stock repurchases. Although significant regulatory guidance is expected on the tax provisions in the IRA, we currently believe the provisions on alternative minimum tax and stock repurchases will not have a material impact on us.

One Big Beautiful Bill Act – In July 2025, the OBBBA was signed into law, enacting significant modifications to clean-energy tax credits previously provided under the IRA. The OBBBA provides companies the ability to earn solar and wind tax credits at current credit rates if construction of projects begins by July 4, 2026, and the projects are placed in-service within four years after beginning construction. However, wind and solar projects that begin construction more than one year after enactment of the OBBBA must be placed in service by December 31, 2027 to qualify for PTCs and ITCs. In addition, wind and solar projects that begin construction after December 31, 2025 must also satisfy prohibited foreign entity material assistance requirements. The incentives can also be denied for taxpayers that exceed certain thresholds of equity or debt held by specified foreign entities. The phase out of PTCs and ITCs does not apply to energy storage, hydroelectric facilities, nuclear, or any other zero emission technology. The OBBBA preserves the ability to transfer tax credits, with the exception of transfers to a prohibited foreign entity. In August 2025, the U.S. Treasury Department implemented new beginning-of-construction safe harbor rules that became effective in September 2025. The capital plan for 2026 through 2030 reflects the impacts of OBBBA, including the revised beginning-of-construction rules.

Return on Equity Incentive for Membership in a Transmission Organization

The FERC currently allows transmission utilities, including ATC, to increase their ROE by 50 basis points as an incentive for membership in a transmission organization, such as MISO. This incentive was established to stimulate infrastructure development and to support the evolving electric grid. However, a Notice of Proposed Rulemaking was issued by the FERC on April 15, 2021, proposing to limit the 50 basis point increase in ROE to only be available to transmission utilities initially joining a transmission organization for the first three years of membership. If this proposal becomes a final rule, ATC would be required to submit, within 30 days of the final rule's effective date, a compliance filing eliminating the 50 basis point incentive from its tariff. As a result, we estimate that this proposal, if adopted, would reduce our future after-tax equity earnings from ATC by approximately $9 million annually on a prospective basis. The transmission costs WE, WPS, and UMERC are required to pay ATC after the effective date would also be reduced by this proposal.

American Transmission Company Allowed Return on Equity Complaint

The ROE allowed by the FERC helps determine how much transmission owners, such as ATC, earn on their transmission assets as well as how much consumers pay for those assets. When a complaint was filed arguing the base ROE for MISO transmission owners, including ATC, was too high, the FERC started analyzing the base ROE for these transmission owners.

The base ROEs listed in the ROE complaint section below do not include the 50 basis point ROE incentive currently provided for membership in a transmission organization. See the Return on Equity Incentive for Membership in a Transmission Organization section above for more information on this incentive.

Return on Equity Complaint – In November 2013, a group of MISO industrial customers filed a complaint with the FERC asking that the FERC order a reduction to the base ROE used by MISO transmission owners, including ATC, from 12.2% to 9.15%. Due to this complaint, the FERC and the D.C. Circuit Court of Appeals issued the following orders and opinion. The refunds resulting from these orders and opinion are also described below.

- September 2016 FERC Order – On September 28, 2016, the FERC issued an order reducing the base ROE for MISO transmission owners to 10.32% for the period covered by this complaint, November 12, 2013 through February 11, 2015 and September 28, 2016 going forward.

- November 2019 FERC Order – On November 21, 2019, the FERC issued another order after directing MISO transmission owners and other stakeholders to provide briefs and comments on a proposed change to the methodology for calculating base ROE. In this order, the FERC expanded its base ROE methodology to include the capital-asset pricing model in addition to the discounted cash flow model to better reflect how investors make their investment decisions. The FERC also rejected the use of the risk premium model as part of its base ROE methodology in this order. The FERC's modified methodology further reduced the base ROE for all MISO transmission owners, including ATC, to 9.88% for the period covered by the complaint. In response to this FERC decision, requests for the FERC to rehear the November 2019 Order in its entirety were filed by various parties.

- May 2020 FERC Order – On May 21, 2020, the FERC issued an order that granted in part and denied in part the requests to rehear the November 2019 Order. In this May 2020 Order, the FERC made additional revisions to its base ROE methodology, including reinstating the use of the risk premium model. The additional revisions made by the FERC increased the base ROE for all MISO transmission owners, including ATC, from the 9.88% authorized in the November 2019 Order to 10.02% for the period covered by the complaint. Various parties then filed requests to rehear certain parts of the May 2020 Order with the FERC.

- November 2020 FERC Order – In response to the rehearing requests filed concerning certain parts of the May 2020 Order, the FERC issued an order in November 2020 that confirmed the ROE previously authorized in its May 2020 Order.

- Refunds for FERC Orders Issued Prior to October 2024 – Due to the base ROE changes resulting from the FERC orders issued prior to October 2024, ATC was required to provide refunds, with interest, for the 15-month refund period from November 12, 2013 through February 11, 2015 and for the period from September 28, 2016 through November 19, 2020. In January 2022, ATC completed providing WE, WPS, and UMERC with the net refunds related to the transmission costs they paid during these periods. The refunds were applied to WE's and WPS's PSCW-approved escrow accounting for transmission expense.

- August 2022 D.C. Circuit Court of Appeals Opinion – Since several petitions for review were filed with the D.C. Circuit Court of Appeals concerning this ROE complaint, the D.C. Circuit Court of Appeals issued an opinion on August 9, 2022, addressing these petitions. In its August 2022 Opinion, the D.C. Circuit Court of Appeals ruled the FERC failed to adequately explain why it reinstated the use of the risk premium model as part of its ROE methodology in its May 2020 Order after previously rejecting the model in its November 2019 Order. Due to this ruling, the D.C. Circuit Court of Appeals vacated the FERC's previous orders and remanded the issue of determining an appropriate base ROE for MISO transmission owners back to the FERC for additional proceedings. As a result, ATC recorded a reserve for potential refunds based on a 9.88% base ROE.

- October 2024 FERC Order – In response to the August 2022 D.C. Circuit Court of Appeals Opinion, the FERC issued an order on October 17, 2024. The FERC's October 2024 Order removed the risk premium model from the base ROE methodology and required MISO transmission owners, including ATC, to adopt a 9.98% base ROE for the period covered by the complaint.

- Refunds for FERC Order Issued in October 2024 – Prior to the October 2024 FERC order, the base ROE for MISO transmission owners was 10.02% based on the November 2020 FERC order. Since the October 2024 FERC order changed the base ROE to 9.98%, ATC will be providing additional refunds, with interest, for the 15-month refund period from November 12, 2013 through February 11, 2015 and for the period from September 28, 2016 through October 17, 2024. As a result, WE, WPS, and UMERC are receiving refunds from ATC related to the transmission costs they paid during these two refund periods. The refunds are being applied to WE's and WPS's PSCW-approved escrow accounting for transmission expense.

  Due to the change between the 9.88% base ROE originally reflected in ATC's reserve and the 9.98% base ROE authorized in the October 2024 FERC Order, ATC reduced its refund liability, which increased our pre-tax equity earnings by $20.1 million in 2024.

- March 2025 FERC Order – In response to rehearing requests filed concerning the October 2024 FERC Order, the FERC issued an order on March 25, 2025 that reaffirmed the October 2024 FERC Order in its entirety. Appeals related to the October 2024 FERC Order are still pending before the D.C. Circuit Court of Appeals.

Environmental Matters

See Note 24, Commitments and Contingencies, for a discussion of certain environmental matters affecting us, including rules and regulations relating to air quality, water quality, and land quality.

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environments in which those businesses operate. These include, but are not limited to, the risks described below. In addition, there is continuing uncertainty over the impact of increasing tensions between the U.S. and other countries and new, protracted or escalating regional and international conflicts on the global economy, supply chains, and fuel prices.

Commodity Costs

In the normal course of providing energy, we are subject to market fluctuations in the costs of coal, natural gas, purchased power, and fuel oil used in the delivery of coal. We manage our fuel and natural gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas, and fuel oil. In addition, we manage the risk of price volatility through natural gas and electric hedging programs.

Embedded within our utilities' rates are amounts to recover fuel, natural gas, and purchased power costs. Our utilities have recovery mechanisms in place that generally allow them to recover or refund all or a portion of the changes in prudently incurred fuel, natural gas, and purchased power costs from rate case-approved amounts.

Higher commodity costs can increase our working capital requirements, result in higher gross receipts taxes, and lead to increased energy efficiency investments by our customers to reduce utility usage and/or fuel substitution. Higher commodity costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills. See Note 5, Credit Losses, for more information on riders and other mechanisms that allow for cost recovery or refund of uncollectible expense.

Weather

Our utilities' rates are based upon estimated normal temperatures. Our electric utility margins are unfavorably sensitive to below normal temperatures during the summer cooling season and, to some extent, to above normal temperatures during the winter heating season. Our natural gas utility margins are unfavorably sensitive to above normal temperatures during the winter heating season. PGL, NSG, and MERC have decoupling mechanisms in place that help reduce the impacts of weather. Decoupling mechanisms differ by state and allow utilities to recover or refund certain differences between actual and authorized margins. A summary of actual weather information in our utilities' service territories, as measured by degree days, can be found in Results of Operations.

Our utility operations (primarily our electric utility operations) and the operations of WECI, can be negatively impacted by storms. High wind conditions, lightning, hail, and flooding from these storms can result in downed wires and poles, as well as damage to wind and solar generation facilities and other operating equipment. This can result in us incurring significant restoration costs at our utilities and at WECI, including lost revenue to customers. Our utilities' rates include a fixed amount for expected storm restoration costs. To the extent actual storm restoration costs are above what is included in these rates, earnings at our utility operations are negatively impacted and it becomes more difficult to achieve our authorized ROEs. Similarly, restoration costs and lost revenue from storms negatively impacts operations and earnings at our non-utility WECI renewable generation facilities.

Interest Rates

We are exposed to interest rate risk resulting from our short-term and long-term borrowings and projected near-term debt financing needs. We manage exposure to interest rate risk by limiting the amount of our variable rate obligations and continually monitoring the effects of market changes on interest rates. When it is advantageous to do so, we enter into long-term fixed rate debt. We may also enter into derivative financial instruments, such as swaps, to mitigate interest rate exposure.

Based on the variable rate debt outstanding at December 31, 2025 and 2024, a hypothetical increase in market interest rates of one percentage point would have increased annual interest expense by $19.2 million and $11.2 million in 2025 and 2024, respectively. This sensitivity analysis was performed assuming a constant level of variable rate debt during the period and an immediate increase in interest rates, with no other changes for the remainder of the period.

Marketable Securities Return

We use various trusts to fund our pension and OPEB obligations. These trusts invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by the investment returns on trust fund assets. The financial risks associated with investment returns are mitigated at our Wisconsin utilities through the requirement that WE, WPS, and WG implement escrow accounting treatment for pension and OPEB costs in 2023 through 2026, as required by the December 2022 and December 2024 rate orders issued by the PSCW. As a result, our Wisconsin utilities defer as a regulatory asset or liability, the difference between actual pension and OPEB costs and those included in rates until recovery or refund is authorized in a future rate proceeding. We also believe that the financial risks associated with investment returns would be partially mitigated at our other utilities through future rate actions by regulators.

The fair value of our trust fund assets and expected long-term returns were approximately:

(in millions)	As of December 31, 2025	Expected Return on Assets in 2026
Pension trust funds	$ 2,664.0	6.61 %
OPEB trust funds	$ 904.5	6.50 %

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target asset allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. The targeted asset allocations are intended to reduce risk, provide long-term financial stability for the plans, and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Investment strategies utilize a wide diversification of asset types and qualified external investment managers.

We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing actual historical returns and calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the funds.

Economic Conditions

We have electric and natural gas utility operations that serve customers in Wisconsin, Illinois, Minnesota, and Michigan. As such, we are exposed to market risks in the regional Midwest economy. In addition, any economic downturn or disruption of national or international markets could adversely affect the financial condition of our customers and demand for their products, which could affect their demand for our products.

Changes to United States Trade Policy (Tariff Activity)

The U.S. continues to implement changes to its international trade policy including changes to tariffs, port fees and other policies relating to exports from and imports into the United States. In response to these changes, foreign governments also continue to adjust their trade policies, including the imposition of additional tariffs. There remains significant uncertainty as to the ultimate scope of the U.S. and foreign trade policies. Both the U.S. and foreign trade policy changes could increase the cost of materials or disrupt supply chains, which could impact our ability to repair or maintain our infrastructure; the timing, cost or completion of our infrastructure projects; and/or our ability to execute our capital plan. In addition, these changes, including any impact they may have to economic conditions, could lead to reduced energy demand by our customers. Consequently, these policy changes could have a material adverse effect on our business, results of operations and financial condition.

Inflation and Supply Chain Disruptions

We continue to monitor the impact of inflation and supply chain disruptions. We monitor the costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance costs, and other costs in order to minimize inflationary effects in future years, to the extent possible, through pricing strategies, productivity improvements, and cost reductions. We monitor the global supply chain, and related disruptions, in order to ensure we are able to procure the materials and other resources necessary to both maintain our energy services in a safe and reliable manner and to grow our infrastructure in accordance with our capital plan.

For additional information concerning other risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information at the beginning of this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in compliance with GAAP requires the application of accounting policies, as well as the use of estimates, assumptions, and judgments that could have a material impact on our financial statements and related disclosures. Judgments regarding future events may include the likelihood of success of particular projects, legal and regulatory challenges, and anticipated recovery of costs. Actual results may differ significantly from estimated amounts based on varying assumptions.

Our significant accounting policies are described in Note 1, Summary of Significant Accounting Policies. The following is a list of accounting policies and estimates that require management's most difficult, subjective, or complex judgments and may change in subsequent periods.

Regulatory Accounting

Our utility operations follow the guidance under the Regulated Operations Topic of the FASB ASC (Topic 980). Our financial statements reflect the effects of the ratemaking principles followed by the jurisdictions regulating us. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by our regulators.

Future recovery of regulatory assets, including the timeliness of recovery and our ability to earn a reasonable return, is not assured and is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Once approved, the regulatory assets and liabilities are amortized into earnings over the rate recovery or refund period. If recovery or refund of costs is not approved or is no longer considered probable, these regulatory assets or liabilities are recognized in current period earnings. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as changes in the regulatory environment, earnings from our electric and natural gas utility operations, rate orders issued by our regulators, historical decisions by our regulators regarding regulatory assets and liabilities, and the status of any pending or potential deregulation legislation.

The application of the Regulated Operations Topic of the FASB ASC would be discontinued if all or a separable portion of our utility operations no longer met the criteria for application. Our regulatory assets and liabilities would be written off to income as an unusual or infrequently occurring item in the period in which discontinuation occurred. See Note 6, Regulatory Assets and Liabilities, for more information on our regulatory assets and liabilities.

Goodwill

We completed our annual goodwill impairment tests for all of our reporting units that carried a goodwill balance as of July 1, 2025. No impairments were recorded as a result of these tests. For all of our reporting units, the fair values calculated in step one of the test were greater than their carrying values. The fair values for the reporting units were calculated using a combination of the income approach and the market approach.

For the income approach, we used internal forecasts to project cash flows. Any forecast contains a degree of uncertainty, and changes in these cash flows could significantly increase or decrease the calculated fair value of a reporting unit. For our reporting units that are regulated, a fair recovery of and return on costs prudently incurred to serve customers is assumed. An unfavorable outcome in a rate case could cause the fair values of our reporting units to decrease.

Key assumptions used in the income approach include ROEs, the long-term growth rates used to determine terminal values at the end of the discrete forecast period, and the discount rates. The discount rate is applied to estimated future cash flows and is one of the most significant assumptions used to determine fair value under the income approach. As interest rates rise, the calculated fair values will decrease. The discount rate is based on the weighted-average cost of capital for each reporting unit, taking into account both the after-tax cost of debt and cost of equity. The terminal year ROE for each utility is driven by its current allowed ROE. The terminal growth rate is based primarily on a combination of historical and forecasted statistics for real gross domestic product and personal income for each utility service area.

For the market approach, we used a higher weighting for the guideline public company method than the guideline merged and acquired company method due to a low number of mergers and acquisitions in recent years. The guideline public company method uses financial metrics from similar publicly traded companies to determine fair value. The guideline merged and acquired company method calculates fair value by analyzing the actual prices paid for recent mergers and acquisitions in the industry. We applied multiples derived from these two methods to the appropriate operating metrics for our reporting units to determine fair value.

The underlying assumptions and estimates used in the impairment tests were made as of a point in time. Subsequent changes in these assumptions and estimates could change the results of the tests.

For all of our reporting units that carried a goodwill balance at July 1, 2025, the fair value exceeded its carrying value by over 50%. Based on these results, our reporting units are not at risk of failing step one of the goodwill impairment test.

See Note 10, Goodwill and Intangibles, for more information.

Long-Lived Assets

In accordance with ASC 980-360, Regulated Operations – Property, Plant, and Equipment, we periodically assess the recoverability of certain long-lived assets when events or changes in circumstances indicate that the carrying amount of those long-lived assets may not be recoverable. Examples of events or changes in circumstances include, but are not limited to, a significant decrease in the market price, a significant change in use, a regulatory decision related to recovery of assets from customers, adverse legal factors or a change in business climate, operating or cash flow losses, or an expectation that the asset might be sold or abandoned. See Note 1(k), Asset Impairment, for our policy on accounting for abandonments and recently completed plant subject to disallowance.

Performing an impairment evaluation involves a significant degree of estimation and judgment by management in areas such as identifying circumstances that indicate an impairment may exist, identifying and grouping affected assets, and developing the undiscounted future cash flows. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset. The fair value of the asset is assessed using various methods, including recent comparable third-party sales for our nonregulated operations, internally developed discounted cash flow analysis, expected recovery of regulated assets, and analysis from outside advisors.

See Note 7, Property, Plant, and Equipment, for more information on our generating units probable of being retired. See Note 6, Regulatory Assets and Liabilities, for information on our retired generating units.

Pension and Other Postretirement Employee Benefits

The costs of providing non-contributory defined pension benefits and OPEB, described in Note 20, Employee Benefits, are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension and OPEB costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans, and earnings on plan assets. Pension and OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, mortality and discount rates, and expected health care cost trends. Changes made to the plan provisions may also impact current and future pension and OPEB costs.

Pension and OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity and fixed income market returns, as well as changes in general interest rates, may result in increased or decreased benefit costs in future periods. Changes in benefit costs are mitigated at our Wisconsin utilities through the requirement that WE, WPS, and WG implement escrow accounting treatment for pension and OPEB costs, as required by rate orders issued by the PSCW. See Note 26, Regulatory Environment, for more information on rates at our Wisconsin utilities. We believe that changes to benefit costs at our other utilities would be recovered or refunded through the ratemaking process.

The following table shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported net periodic pension cost (including amounts capitalized to our balance sheets). Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (in millions, except percentages)	Percentage-Point Change in Assumption	Impact on Projected Benefit Obligation	Impact on 2025 Pension Cost
Discount rate	(0.5)	$ 100.7	$ 6.6
Discount rate	0.5	(90.8)	(7.5)
Rate of return on plan assets	(0.5)	N/A	13.1
Rate of return on plan assets	0.5	N/A	(13.1)

The following table shows how a given change in certain actuarial assumptions would impact the accumulated OPEB obligation and the reported net periodic OPEB cost (including amounts capitalized to our balance sheets). Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (in millions, except percentages)	Percentage-Point Change in Assumption	Impact on Postretirement Benefit Obligation	Impact on 2025 Postretirement Benefit Cost
Discount rate	(0.5)	$ 25.9	$ 2.1
Discount rate	0.5	(23.3)	(2.4)
Health care cost trend rate	(0.5)	(15.4)	(3.3)
Health care cost trend rate	0.5	17.4	3.1
Rate of return on plan assets	(0.5)	N/A	4.2
Rate of return on plan assets	0.5	N/A	(4.2)

The discount rates are selected based on hypothetical bond portfolios consisting of noncallable, high-quality corporate bonds across the full maturity spectrum. From the hypothetical bond portfolios, a single rate is determined that equates the market value of the bonds purchased to the discounted value of the plans' expected future benefit payments.

We establish our expected return on assets based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios. The assumed long-term rate of return on pension plan assets was 6.61% in 2025 and 2024, and 6.62% in 2023. The actual rate of return on pension plan assets, net of fees, was 9.23%, 4.75%, and 9.23%, in 2025, 2024, and 2023, respectively.

In selecting assumed health care cost trend rates, past performance and forecasts of health care costs are considered. For more information on health care cost trend rates and a table showing future payments that we expect to make for our pension and OPEB, see Note 20, Employee Benefits.

Unbilled Revenues

We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated.

Unbilled revenues are estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses, and applicable customer rates. Energy demand for the unbilled period or changes in rate mix due to fluctuations in usage patterns of customer classes could impact the accuracy of the unbilled revenue estimate. Total unbilled utility revenues were $667.5 million and $567.2 million as of December 31, 2025 and 2024, respectively. The changes in unbilled revenues are primarily due to changes in the cost of natural gas, weather, and customer rates.

Income Tax Expense

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities, the liability for unrecognized tax benefits, and any valuation allowance recorded against deferred income tax assets. The assumptions involved are supported by historical data, reasonable projections, and interpretations of applicable tax laws and regulations across multiple taxing jurisdictions. Significant changes in these assumptions could have a material impact on our financial condition and results of operations. See Note 1(q), Income Taxes, and Note 16, Income Taxes, for a discussion of accounting for income taxes.

We are required to estimate income taxes for each of our applicable tax jurisdictions as part of the process of preparing consolidated financial statements. This process involves estimating current income tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our balance sheets. We also assess the likelihood that our deferred income tax assets will be recovered through future taxable income. To the extent we believe that realization is not likely, we establish a valuation allowance, which is offset by an adjustment to income tax expense in our income statements.

Uncertainty associated with the application of tax statutes and regulations, the outcomes of tax audits and appeals, changes in income tax law, enacted tax rates or amounts subject to income tax, and changes in the regulatory treatment of any tax reform benefits requires that judgments and estimates be made in the accrual process and in the calculation of effective tax rates. Only income tax benefits that meet the "more likely than not" recognition threshold may be recognized or continue to be recognized. Unrecognized tax benefits are re-evaluated quarterly and changes are recorded based on new information, including the issuance of relevant guidance by the courts or tax authorities and developments occurring in the examinations of our tax returns.

We expect our 2026 annual effective tax rate to be between 5.5% and 6.5%. Our effective tax rate calculations are revised every quarter based on the best available year-end tax assumptions, adjusted in the following year after returns are filed. Tax accrual estimates are trued-up to the actual amounts claimed on the tax returns and further adjusted after examinations by taxing authorities, as needed.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Results, Liquidity, and Capital Resources – Market Risks and Other Significant Risks, as well as Note 1(r), Fair Value Measurements, Note 1(s), Derivative Instruments, and Note 19, Guarantees, for information concerning potential market risks to which we are exposed.

WEC ENERGY GROUP, INC.
CONSOLIDATED INCOME STATEMENTS

Year Ended December 31						
(in millions, except per share amounts)		**2025**		**2024**		**2023**
Operating revenues	$	**9,800.1**	$	8,599.9	$	8,893.0
Operating expenses						
Cost of sales		**3,265.8**		2,656.0		3,191.2
Other operation and maintenance		**2,400.8**		2,158.0		2,100.5
Impairments related to Illinois segment		**130.0**		12.1		178.9
Depreciation and amortization		**1,478.5**		1,354.5		1,264.2
Property and revenue taxes		**280.1**		266.5		250.2
Total operating expenses		**7,555.2**		6,447.1		6,985.0
Operating income		**2,244.9**		2,152.8		1,908.0
Equity in earnings of transmission affiliates		**215.8**		207.5		177.5
Other income, net		**107.9**		178.2		177.7
Interest expense		**895.1**		815.3		727.4
Gain on debt extinguishments		**—**		(23.1)		(0.5)
Other expense		**(571.4)**		(406.5)		(371.7)
Income before income taxes		**1,673.5**		1,746.3		1,536.3
Income tax expense		**118.0**		222.0		204.6
Net income		**1,555.5**		1,524.3		1,331.7
Preferred stock dividends of subsidiary		**1.2**		1.2		1.2
Net loss attributed to noncontrolling interests		**3.2**		4.1		1.2
Net income attributed to common shareholders	$	**1,557.5**	$	1,527.2	$	1,331.7
EPS						
Basic	$	**4.84**	$	4.83	$	4.22
Diluted	$	**4.81**	$	4.83	$	4.22
Weighted average common shares outstanding						
Basic		**321.9**		316.2		315.4
Diluted		**323.8**		316.5		315.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31

(in millions)		2025		2024		2023
Net income	$	**1,555.5**	$	1,524.3	$	1,331.7
Other comprehensive income (loss), net of tax						
Derivatives accounted for as cash flow hedges						
Reclassification of realized derivative gains to net income, net of tax		**(0.2)**		(0.3)		(0.3)
Defined benefit plans						
Pension and OPEB adjustments arising during the period, net of tax		**0.2**		0.1		(0.6)
Amortization of pension and OPEB costs included in net periodic benefit cost, net of tax		**0.2**		0.1		—
Defined benefit plans, net		**0.4**		0.2		(0.6)
Other comprehensive income (loss), net of tax		**0.2**		(0.1)		(0.9)
Comprehensive income		**1,555.7**		1,524.2		1,330.8
Preferred stock dividends of subsidiary		**1.2**		1.2		1.2
Comprehensive loss attributed to noncontrolling interests		**3.2**		4.1		1.2
Comprehensive income attributed to common shareholders	$	**1,557.7**	$	1,527.1	$	1,330.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED BALANCE SHEETS

At December 31 (in millions, except share and per share amounts)	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 27.6	$ 9.8
Accounts receivable and unbilled revenues, net of reserves of $148.7 and $162.8, respectively	2,062.7	1,669.3
Materials, supplies, and inventories	803.4	813.2
Prepaid taxes	178.8	214.9
Other prepayments	92.4	82.6
Other	119.8	121.9
Current assets	3,284.7	2,911.7
Long-term assets		
Property, plant, and equipment, net of accumulated depreciation and amortization of $12,411.5 and $11,611.9, respectively	38,278.1	34,645.4
Regulatory assets (December 31, 2025 and December 31, 2024 include $67.5 and $76.5, respectively, related to WEPCo Environmental Trust)	3,156.3	3,339.7
Equity investment in transmission affiliates	2,280.4	2,108.9
Goodwill	3,052.8	3,052.8
Pension and OPEB assets	1,082.4	968.5
Other	383.6	336.2
Long-term assets	48,233.6	44,451.5
Total assets	$ 51,518.3	$ 47,363.2
Liabilities and Equity		
Current liabilities		
Short-term debt	$ 1,924.7	$ 1,116.6
Current portion of long-term debt (December 31, 2025 and December 31, 2024 include $9.3 and $9.2, respectively, related to WEPCo Environmental Trust)	1,519.4	1,729.0
Accounts payable	1,140.1	1,137.1
Other	1,009.2	859.2
Current liabilities	5,593.4	4,841.9
Long-term liabilities		
Long-term debt (December 31, 2025 and December 31, 2024 include $67.4 and $76.4, respectively, related to WEPCo Environmental Trust)	18,498.1	17,178.1
Finance lease obligations	372.0	303.3
Deferred income taxes	5,891.7	5,514.7
Deferred revenue, net	314.2	334.6
Regulatory liabilities	4,121.3	3,958.0
Intangible liabilities	580.3	566.8
Environmental remediation liabilities	484.1	445.8
AROs	647.0	580.0
Other	963.4	838.1
Long-term liabilities	31,872.1	29,719.4
Commitments and contingencies (Note 24)		
Common shareholders' equity		
Common stock – $0.01 par value; 650,000,000 shares authorized; 325,461,519 and 317,680,855 shares outstanding, respectively	3.3	3.2
Additional paid in capital	5,124.4	4,315.8
Retained earnings	8,493.5	8,083.8
Accumulated other comprehensive loss	(7.6)	(7.8)
Common shareholders' equity	13,613.6	12,395.0
Preferred stock of subsidiary	30.4	30.4
Noncontrolling interests	408.8	376.5
Total liabilities and equity	$ 51,518.3	$ 47,363.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31						
(in millions)		**2025**		**2024**		**2023**
Operating activities						
Net income	$	1,555.5	$	1,524.3	$	1,331.7
Reconciliation to cash provided by operating activities						
Depreciation and amortization		1,478.5		1,354.5		1,264.2
Deferred income taxes and ITCs, net		368.5		529.0		219.4
Impairments related to Illinois segment		130.0		12.1		178.9
Contributions and payments related to pension and OPEB plans		(13.7)		(14.5)		(16.7)
Equity income in transmission affiliates, net of distributions		(29.2)		(57.4)		(33.0)
Change in –						
Accounts receivable and unbilled revenues, net		(411.8)		(161.5)		340.6
Materials, supplies, and inventories		9.8		(38.0)		41.9
Prepaid taxes		36.1		(41.0)		27.9
Collateral on deposit		(25.4)		84.3		22.1
Other current assets		11.4		(34.4)		8.4
Accounts payable		46.4		99.7		(254.0)
Amounts refundable to customers		43.6		(2.2)		(9.0)
Other current liabilities		86.5		13.8		56.5
Other, net		93.2		(56.9)		(160.5)
Net cash provided by operating activities		3,379.4		3,211.8		3,018.4
Investing activities						
Capital expenditures		(4,398.1)		(2,781.1)		(2,492.9)
Acquisition of Hardin III, net of cash acquired of $0.2		(406.1)		—		—
Acquisition of Delilah I, net of cash acquired of $0.6		—		(462.5)		—
Acquisition of Maple Flats, net of cash acquired of $0.5		—		(431.2)		—
Acquisition of West Riverside		—		(97.9)		(95.3)
Acquisition of Red Barn		—		(2.1)		(143.8)
Acquisition of Whitewater		—		—		(76.0)
Acquisition of Sapphire Sky, net of cash acquired of $0.3		—		—		(442.6)
Acquisition of Samson I, net of cash acquired of $5.2		—		—		(257.3)
Capital contributions to transmission affiliates		(142.4)		(45.5)		(63.7)
Reimbursement for ATC's transmission infrastructure upgrades		39.8		8.1		0.1
Other, net		32.1		9.7		13.3
Net cash used in investing activities		(4,874.7)		(3,802.5)		(3,558.2)
Financing activities						
Exercise of stock options		39.1		23.7		6.3
Issuance of common stock, net		761.9		163.4		—
Purchase of common stock		(1.3)		(3.2)		(16.6)
Dividends paid on common stock		(1,147.8)		(1,056.2)		(984.2)
Issuance of long-term debt		2,844.5		4,460.9		2,170.0
Retirement of long-term debt		(1,728.9)		(2,138.0)		(1,005.4)
Change in commercial paper		806.9		(902.8)		373.7
Purchase of additional ownership interest in Samson I from noncontrolling interest		—		(28.1)		—
Payments for debt extinguishment and issuance costs		(39.9)		(45.9)		(14.2)
Other, net		(10.5)		(6.1)		(6.8)
Net cash provided by financing activities		1,524.0		467.7		522.8
Net change in cash, cash equivalents, and restricted cash		28.7		(123.0)		(17.0)
Cash, cash equivalents, and restricted cash at beginning of year		42.2		165.2		182.2
Cash, cash equivalents, and restricted cash at end of year	$	70.9	$	42.2	$	165.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WEC ENERGY GROUP, INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions, except per share amounts)	WEC Energy Group Common Shareholders' Equity: Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Common Shareholders' Equity	Preferred Stock of Subsidiary	Non-controlling Interests	Total Equity
Balance at December 31, 2022	$ 3.2	$ 4,115.2	$ 7,265.3	$ (6.8)	$ 11,376.9	$ 30.4	$ 209.3	$ 11,616.6
Net income attributed to common shareholders	—	—	1,331.7	—	1,331.7	—	—	1,331.7
Net loss attributed to noncontrolling interests	—	—	—	—	—	—	(1.2)	(1.2)
Other comprehensive loss	—	—	—	(0.9)	(0.9)	—	—	(0.9)
Common stock dividends of $3.12 per share	—	—	(984.2)	—	(984.2)	—	—	(984.2)
Exercise of stock options	—	6.3	—	—	6.3	—	—	6.3
Purchase of common stock	—	(16.6)	—	—	(16.6)	—	—	(16.6)
Acquisition of noncontrolling interests	—	—	—	—	—	—	114.9	114.9
Distributions to noncontrolling interests	—	—	—	—	—	—	(6.0)	(6.0)
Stock-based compensation and other	—	11.0	—	—	11.0	—	(0.1)	10.9
Balance at December 31, 2023	$ 3.2	$ 4,115.9	$ 7,612.8	$ (7.7)	$ 11,724.2	$ 30.4	$ 316.9	$ 12,071.5
Net income attributed to common shareholders	—	—	1,527.2	—	1,527.2	—	—	1,527.2
Net loss attributed to noncontrolling interests	—	—	—	—	—	—	(4.1)	(4.1)
Other comprehensive loss	—	—	—	(0.1)	(0.1)	—	—	(0.1)
Issuance of common stock, net	—	163.4	—	—	163.4	—	—	163.4
Common stock dividends of $3.34 per share	—	—	(1,056.2)	—	(1,056.2)	—	—	(1,056.2)
Exercise of stock options	—	23.7	—	—	23.7	—	—	23.7
Purchase of common stock	—	(3.2)	—	—	(3.2)	—	—	(3.2)
Acquisition of noncontrolling interests	—	—	—	—	—	—	99.4	99.4
Purchase of additional ownership interest in Samson I from noncontrolling interest	—	4.3	—	—	4.3	—	(32.4)	(28.1)
Distributions to noncontrolling interests	—	—	—	—	—	—	(3.3)	(3.3)
Stock-based compensation and other	—	11.7	—	—	11.7	—	—	11.7
Balance at December 31, 2024	$ 3.2	$ 4,315.8	$ 8,083.8	$ (7.8)	$ 12,395.0	$ 30.4	$ 376.5	$ 12,801.9
Net income attributed to common shareholders	**—**	**—**	**1,557.5**	**—**	**1,557.5**	**—**	**—**	**1,557.5**
Net loss attributed to noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**—**	**(3.2)**	**(3.2)**
Other comprehensive income	**—**	**—**	**—**	**0.2**	**0.2**	**—**	**—**	**0.2**
Issuance of common stock, net	**0.1**	**761.8**	**—**	**—**	**761.9**	**—**	**—**	**761.9**
Common stock dividends of $3.57 per share	**—**	**—**	**(1,147.8)**	**—**	**(1,147.8)**	**—**	**—**	**(1,147.8)**
Exercise of stock options	**—**	**39.1**	**—**	**—**	**39.1**	**—**	**—**	**39.1**
Purchase of common stock	**—**	**(1.3)**	**—**	**—**	**(1.3)**	**—**	**—**	**(1.3)**
Acquisition of noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**—**	**45.1**	**45.1**
Distributions to noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**—**	**(9.6)**	**(9.6)**
Stock-based compensation and other	**—**	**9.0**	**—**	**—**	**9.0**	**—**	**—**	**9.0**
Balance at December 31, 2025	**$ 3.3**	**$ 5,124.4**	**$ 8,493.5**	**$ (7.6)**	**$ 13,613.6**	**$ 30.4**	**$ 408.8**	**$ 14,052.8**

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations—WEC Energy Group serves approximately 1.7 million electric customers and 3.0 million natural gas customers, owns approximately 60% of ATC, and owns majority interests in multiple renewable generating facilities as part of its non-utility energy infrastructure segment.

As used in these notes, the term "financial statements" refers to the consolidated financial statements. This includes the income statements, statements of comprehensive income, balance sheets, statements of cash flows, and statements of equity, unless otherwise noted. On our financial statements, we consolidate our majority-owned subsidiaries, which we control, and VIEs, of which we are the primary beneficiary. We reflect noncontrolling interests for the portion of entities that we do not own as a component of consolidated equity separate from the equity attributable to our shareholders. The noncontrolling interests that we reported as equity on our balance sheet as of December 31, 2025 related to the minority interests held by third parties in the renewable generating facilities that are included in our non-utility energy infrastructure segment.

Our financial statements include the accounts of WEC Energy Group, a diversified energy holding company, and the accounts of our subsidiaries in the following reportable segments:

- Wisconsin segment – Consists of WE, WPS, and WG, which are engaged primarily in the generation of electricity and the distribution of electricity and natural gas in Wisconsin; and UMERC, which generates electricity and distributes electricity and natural gas to customers located in the Upper Peninsula of Michigan.
- Illinois segment – Consists of PGL and NSG, which are engaged primarily in the distribution of natural gas in Illinois.
- Other states segment – Consists of MERC and MGU, which are engaged primarily in the distribution of natural gas in Minnesota and Michigan, respectively.
- Electric transmission segment – Consists of our approximate 60% ownership interest in ATC, a for-profit, electric transmission company regulated by the FERC and certain state regulatory commissions, and our approximate 75% ownership interest in ATC Holdco, which invests in transmission-related projects outside of ATC's traditional footprint.
- Non-utility energy infrastructure segment – Consists of We Power, which is principally engaged in the ownership of electric power generating facilities for long-term lease to WE, and Bluewater, which owns underground natural gas storage facilities in Michigan. WECI, which holds our majority interests in multiple renewable generating facilities, is also included in this segment. See Note 2, Acquisitions, for more information on recently acquired WECI renewable generating facilities.
- Corporate and other segment – Consists of the WEC Energy Group holding company, the Integrys holding company, the PELLC holding company, Wispark, Wisvest, WECC, and WBS.

Investments in companies not controlled by us, but over which we have significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. We use the cumulative earnings approach for classifying distributions received in the statements of cash flows. Under the cumulative earnings approach, we compare the distributions received to cumulative equity method earnings since inception. Any distributions received up to the amount of cumulative equity earnings are considered a return on investment and classified in operating activities. Any excess distributions are considered a return of investment and classified in investing activities.

Our financial statements also reflect our proportionate interests in certain jointly owned utility facilities. See Note 8, Jointly-Owned Utility Facilities, for more information.

(b) Basis of Presentation—We prepare our financial statements in conformity with GAAP. We make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(c) Cash and Cash Equivalents—Cash and cash equivalents include marketable debt securities with an original maturity of three months or less.

(d) Operating Revenues—The following discussion includes our significant accounting policies related to operating revenues. For additional required disclosures on disaggregation of operating revenues, see Note 4, Operating Revenues.

Revenues from Contracts with Customers

Electric Utility Operating Revenues – Electricity sales to residential and commercial and industrial customers are generally accomplished through requirements contracts, which provide for the delivery of as much electricity as the customer needs. These contracts represent discrete deliveries of electricity and consist of one distinct performance obligation satisfied over time, as the electricity is delivered and consumed by the customer simultaneously. For our Wisconsin residential and commercial and industrial customers and the majority of our Michigan residential and commercial and industrial customers, our performance obligation is bundled to consist of both the sale and the delivery of the electric commodity. In our Michigan service territory, a limited number of residential and commercial and industrial customers can purchase the commodity from a third party. In this case, the delivery of the electricity represents our sole performance obligation.

The transaction price of the performance obligations for residential and commercial and industrial customers is valued using the rates, charges, terms, and conditions of service included in the tariffs of our regulated electric utilities, which have been approved by state regulators. These rates often have a fixed component customer charge and a usage-based variable component charge. We recognize revenue for the fixed component customer charge monthly using a time-based output method. We recognize revenue for the usage-based variable component charge using an output method based on the quantity of electricity delivered each month. Our retail electric rates in Wisconsin include base amounts for fuel and purchased power costs, which also impact our revenues. The electric fuel rules set by the PSCW allow us to defer, for subsequent rate recovery or refund, under- or over-collections of actual fuel and purchased power costs beyond a 2% price variance from the costs included in the rates charged to customers. Our electric utilities monitor the deferral of under-collected costs to ensure that it does not cause them to earn a greater ROE than authorized by the PSCW. In contrast, the rates of our Michigan retail electric customers include recovery of fuel and purchased power costs on a one-for-one basis. In addition, the Wisconsin residential tariffs of WE and WPS include a mechanism for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates.

Wholesale customers who resell power can choose to either bundle capacity and electricity services together under one contract with a supplier or purchase capacity and electricity separately from multiple suppliers. Furthermore, wholesale customers can choose to have our utilities provide generation to match the customer's load, similar to requirements contracts, or they can purchase specified quantities of electricity and capacity. Contracts with wholesale customers that include capacity bundled with the delivery of electricity contain two performance obligations, as capacity and electricity are often transacted separately in the marketplace at the wholesale level. When recognizing revenue associated with these contracts, the transaction price is allocated to each performance obligation based on its relative standalone selling price. Revenue is recognized as control of each individual component is transferred to the customer. Electricity is the primary product sold by our electric utilities and represents a single performance obligation satisfied over time through discrete deliveries to a customer. Revenue from electricity sales is generally recognized as units are produced and delivered to the customer within the production month. Capacity represents the reservation of an electric generating facility and conveys the ability to call on a plant to produce electricity when needed by the customer. The nature of our performance obligation as it relates to capacity is to stand ready to deliver power. This represents a single performance obligation transferred over time, which generally represents a monthly obligation. Accordingly, capacity revenue is recognized on a monthly basis.

The transaction price of the performance obligations for wholesale customers is valued using the rates, charges, terms, and conditions of service, which have been approved by the FERC. These wholesale rates include recovery of fuel and purchased power costs from customers on a one-for-one basis. For the majority of our wholesale customers, the price billed for energy and capacity is a formula-based rate. Formula-based rates initially set a customer's current year rates based on the previous year's expenses. This is a predetermined formula derived from the utility's costs and a reasonable rate of return. Because these rates are eventually trued up to reflect actual current-year costs, they represent a form of variable consideration in certain circumstances. The variable consideration is estimated and recognized over time as wholesale customers receive and consume the capacity and electricity services.

We are an active participant in the MISO Energy Markets, where we bid our generation into the Day Ahead and Real Time markets and procure electricity for our retail and wholesale customers at prices determined by the MISO Energy Markets. Purchase and sale transactions are recorded using settlement information provided by MISO. These purchase and sale transactions are accounted for on a net hourly position. Net purchases in a single hour are recorded as purchased power in cost of sales, and net sales in a single hour are recorded as resale revenues on our income statements. For resale revenues, our performance obligation is created only when electricity is sold into the MISO Energy Markets.

For all of our customers, consistent with the timing of when we recognize revenue, customer billings generally occur on a monthly basis, with payments typically due in full within 30 days.

Natural Gas Utility Operating Revenues – We recognize natural gas utility operating revenues under requirements contracts with residential, commercial and industrial, and transportation customers served under the tariffs of our regulated utilities. Tariffs provide our customers with the standard terms and conditions, including rates, related to the services offered. Requirements contracts provide for the delivery of as much natural gas as the customer needs. These requirements contracts represent discrete deliveries of natural gas and constitute a single performance obligation satisfied over time. Our performance obligation is both created and satisfied with the transfer of control of natural gas upon delivery to the customer. For most of our customers, natural gas is delivered and consumed by the customer simultaneously. A performance obligation can be bundled to consist of both the sale and the delivery of the natural gas commodity. In certain of our service territories, customers can purchase the commodity from a third party. In this case, the performance obligation only includes the delivery of the natural gas to the customer.

The transaction price of the performance obligations for our natural gas customers is valued using the rates, charges, terms, and conditions of service included in the tariffs of our regulated utilities, which have been approved by state regulators. These rates often have a fixed component customer charge and a usage-based variable component charge. We recognize revenue for the fixed component customer charge monthly using a time-based output method. We recognize revenue for the usage-based variable component charge using an output method based on natural gas delivered each month.

The tariffs of our natural gas utilities include various rate mechanisms that allow them to recover or refund changes in prudently incurred costs from rate case-approved amounts. The rates for all of our natural gas utilities include one-for-one recovery mechanisms for natural gas commodity costs. Under normal circumstances, we defer any difference between actual natural gas costs incurred and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year.

In addition, the rates of PGL and NSG, and the residential tariffs of WE, WPS, and WG, include riders or other mechanisms for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates. The rates of PGL and NSG include riders for cost recovery of both environmental cleanup costs and energy conservation and management program costs. Finally, through the end of 2023 and effective again starting January 1, 2025, the rates of MGU include a rider to recover costs incurred to replace or modify natural gas facilities.

Consistent with the timing of when we recognize revenue, customer billings generally occur on a monthly basis, with payments typically due in full within 30 days.

Other Natural Gas Operating Revenues – We have other natural gas operating revenues from Bluewater, which is in our non-utility energy infrastructure segment. Bluewater owns underground natural gas storage facilities in southeastern Michigan and provides natural gas storage and hub services to customers. Bluewater has entered into long-term service agreements for natural gas storage services with WE, WPS, and WG, and also provides limited service to unaffiliated customers. We recognize revenues using a time-based output method through a monthly fixed service fee. Typical storage contract rates consist of firm storage reservation charges and firm injection and withdrawal charges. All amounts associated with the service agreements with WE, WPS, and WG have been eliminated at the consolidated level.

Other Non-Utility Operating Revenues – Wind and solar generation revenues from WECI's ownership interests in renewable generation facilities continued to grow in 2025. See Note 2, Acquisitions, for more information on recent acquisitions. Most of these renewable generation facilities have offtake agreements with unaffiliated third parties for all of the energy to be produced by the facility, some of which are bundled with capacity and RECs. We consider bundled energy, capacity, and RECs within these offtake agreements to be distinct performance obligations as each are often transacted separately in the marketplace.

When recognizing revenue associated with these contracts, the transaction price is allocated to each performance obligation based on its relative standalone selling price. Revenue is recognized as control of each individual component is transferred to the customer. Revenue from the sale of this renewable energy is generally recognized as units are produced and delivered to the customer within the production month. Capacity represents the reservation of the renewable generation facility and conveys the ability to call on the renewable generation facility to produce electricity when needed by the customer. The nature of our performance obligation as it relates to capacity is to stand ready to deliver power. This represents a single performance obligation transferred over time, which generally represents a monthly obligation. Accordingly, capacity revenue is recognized on a monthly basis. The performance obligation for RECs is recognized at a point-in-time; however, the timing of revenue recognition is the same, as the generation of renewable energy and the recognition of REC revenues generally occur concurrently.

Non-utility operating revenues are also derived from servicing appliances for customers at MERC. These contracts customarily have a duration of one year or less and consist of a single performance obligation satisfied over time. We use a time-based output method to recognize revenues monthly for the service fee.

Consistent with the timing of when we recognize revenue, customer billings for the renewable generation and servicing revenues generally occur on a monthly basis, with payments typically due in full within 30 days.

As part of the construction of the We Power electric generating units, we capitalized interest during construction, which is included in property, plant, and equipment. As allowed by the PSCW, we collected these carrying costs from WE's utility customers during construction. The equity portion of these carrying costs was recorded as a contract liability, which is presented as deferred revenue, net on our balance sheets. We continually amortize the deferred carrying costs to revenues over the related lease term that We Power has with WE. During 2025, 2024, and 2023, we recorded $24.6 million, $24.3 million, and $23.5 million, respectively, of revenues related to these deferred carrying costs.

Other Operating Revenues

Bespoke Resources Current Return – We recognize revenues monthly associated with carrying costs, including financing costs, during the construction period of bespoke resources assigned to WE's very large utility customers under payment and cancellation agreements. These amounts are not considered revenues from contracts with customers as electricity is not yet being provided by WE. Consistent with the timing of when we recognize revenue, customer billings for the bespoke resources that are subject to current return (as opposed to AFUDC) occur on a monthly basis, with payments typically due in full within 45 days.

Alternative Revenues – Alternative revenues are created from programs authorized by regulators that allow our utilities to record additional revenues by adjusting rates in the future, usually as a surcharge applied to future billings, in response to past activities or completed events. Alternative revenue programs allow compensation for the effects of weather abnormalities, other external factors, or demand side management initiatives. Alternative revenue programs can also provide incentive awards if the utility achieves certain objectives and in other limited circumstances. We record alternative revenues when the regulator-specified conditions for recognition have been met. We reverse these alternative revenues as the customer is billed, at which time this revenue is presented as revenues from contracts with customers.

Below is a summary of the alternative revenue programs at our utilities:

* The rates of PGL, NSG, and MERC include decoupling mechanisms. These mechanisms differ by state and allow the utilities to recover or refund the differences between actual and authorized margins for certain customer classes.
* MERC's rates include a conservation improvement program rider, which includes a financial incentive for meeting energy savings goals.
* WE and WPS provide wholesale electric service to customers under market-based rates and FERC formula rates. The customer is charged a base rate each year based upon a formula using prior year actual costs and customer demand. A true-up is calculated based on the difference between the amount billed to customers for the demand component of their rates and what the actual cost of service was for the year. The true-up can result in an amount that we will recover from or refund to the customer. We consider the true-up portion of the wholesale electric revenues to be alternative revenues.

(e) Credit Losses—The following discussion includes our significant accounting policies related to credit losses. For additional required disclosures on credit losses, see Note 5, Credit Losses.

Our exposure to credit losses is related to our accounts receivable and unbilled revenue balances, which are primarily generated from the sale of electricity and natural gas by our regulated utility operations. Credit losses associated with our utility operations are analyzed at the reportable segment level as we believe contract terms, political and economic risks, and the regulatory environment are similar at this level as our reportable segments are generally based on the geographic location of the underlying utility operations.

We have an accounts receivable and unbilled revenue balance associated with our non-utility energy infrastructure segment, related to the sale of electricity from our majority-owned renewable generating facilities through agreements with several large high credit quality counterparties.

We evaluate the collectability of our accounts receivable and unbilled revenue balances considering a combination of factors. For some of our larger customers and also in circumstances where we become aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance for credit losses against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we use the accounts receivable aging method to calculate an allowance for credit losses. Using this method, we classify accounts receivable into different aging buckets and calculate a reserve percentage for each aging bucket based upon historical loss rates. The calculated reserve percentages are updated on at least an annual basis, in order to ensure recent macroeconomic, political, and regulatory trends are captured in the calculation, to the extent possible. Risks identified that we do not believe are reflected in the calculated reserve percentages, are assessed on a quarterly basis to determine whether further adjustments are required.

We monitor our ongoing credit exposure through active review of counterparty accounts receivable balances against contract terms and due dates. Our activities include timely account reconciliation, dispute resolution and payment confirmation. To the extent possible, we work with customers with past due balances to negotiate payment plans, but will disconnect customers for non-payment as allowed by our regulators, if necessary, and employ collection agencies and legal counsel to pursue recovery of defaulted receivables. For our larger customers, detailed credit review procedures may be performed in advance of any sales being made. We sometimes require letters of credit, parental guarantees, prepayments or other forms of credit assurance from our larger customers, including VLCs, to mitigate credit risk.

(f) Materials, Supplies, and Inventories—Our inventories as of December 31 consisted of:

(in millions)	2025	2024
Materials and supplies	$ 416.4	$ 412.5
Natural gas in storage	292.5	300.2
Fossil fuel	94.5	100.5
Total	$ 803.4	$ 813.2

PGL and NSG price natural gas storage injections at the calendar year average of the costs of natural gas supply purchased. Withdrawals from storage are priced on the LIFO cost method. Inventories stated on a LIFO basis represented approximately 17% and 18% of total inventories at December 31, 2025 and 2024, respectively. The estimated replacement cost of natural gas in inventory at December 31, 2025 and 2024, exceeded the LIFO cost by $94.9 million and $77.9 million, respectively. In calculating these replacement amounts, PGL and NSG used a Chicago city-gate natural gas price per Dth of $3.36 at December 31, 2025, and $3.10 at December 31, 2024.

Substantially all other materials and supplies, natural gas in storage, and fossil fuel inventories are recorded using the weighted-average cost method of accounting.

(g) Regulatory Assets and Liabilities—The economic effects of regulation can result in regulated companies recording costs and revenues that are allowed in the ratemaking process in a period different from the period they would have been recognized by a nonregulated company. When this occurs, regulatory assets and liabilities are recorded on the balance sheet. Regulatory assets represent deferred costs probable of recovery from customers that would have otherwise been charged to expense. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or future costs already collected from customers in rates.

The recovery or refund of regulatory assets and liabilities is based on specific periods determined by our regulators or occurs over the normal operating period of the related assets and liabilities. If a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery, and the reduction is charged to expense in the current period. See Note 6, Regulatory Assets and Liabilities, for more information.

(h) Property, Plant, and Equipment—We record property, plant, and equipment at cost. Cost includes material, labor, overhead, and both debt and equity components of AFUDC. Additions to and significant replacements of property are charged to property, plant, and equipment at cost; minor items are charged to other operation and maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We record straight-line depreciation expense over the estimated useful life of utility property using depreciation rates approved by the applicable regulators. Annual utility composite depreciation rates are shown below:

Annual Utility Composite Depreciation Rates	2025	2024	2023
WE	3.07%	3.03%	3.03%
WPS	3.01%	2.92%	2.93%
WG	2.45%	2.61%	2.61%
PGL	3.34%	3.36%	3.13%
NSG	2.49%	2.49%	2.46%
MERC	2.62%	2.60%	2.60%
MGU	2.87%	2.87%	2.73%
UMERC	3.20%	3.01%	2.97%

We depreciate our We Power assets over the estimated useful life of the various property components. The components have useful lives of between 10 to 45 years for PWGS 1 and PWGS 2 and 10 to 55 years for ER 1 and ER 2.

We depreciate our WECI assets over the estimated useful life of the property, with wind and solar generating facilities being depreciated over 30 and 35 years, respectively.

We capitalize certain costs related to software developed or obtained for internal use and record these costs to amortization expense over the estimated useful life of the related software, which ranges from 3 to 15 years. If software is retired prior to being fully amortized, the difference is recorded as a loss on the income statement.

Third parties reimburse the utilities for all or a portion of expenditures for certain capital projects. Such contributions in aid of construction costs are recorded as a reduction to property, plant, and equipment.

See Note 7, Property, Plant, and Equipment, for more information.

(i) Allowance for Funds Used During Construction—AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC-Debt) used during plant construction, and a return on shareholders' capital (AFUDC-Equity) used for construction purposes. AFUDC-Debt is recorded as a reduction of interest expense, and AFUDC-Equity is recorded in other income, net.

The majority of AFUDC is recorded at WE, WPS, WG, UMERC, and WBS. Approximately 50% of WE's, WPS's, WG's, UMERC's, and WBS's retail jurisdictional CWIP expenditures are subject to the AFUDC calculation. AFUDC rates are determined by their respective state commissions, each with specific requirements. Average AFUDC rates are shown below:

	2025	
	Average AFUDC Retail Rate	Average AFUDC Wholesale Rate
WE	8.65%	7.51%
WPS	7.82%	6.62%
WG	8.54%	N/A
UMERC	6.40%	N/A
WBS	7.82%	N/A

Our regulated utilities and WBS recorded the following AFUDC for the years ended December 31:

(in millions)	2025	2024	2023
AFUDC-Debt			
WE	$ 29.8	$ 14.6	$ 13.0
WPS	4.7	3.6	2.9
UMERC	3.4	0.4	—
WG	0.5	0.5	3.4
WBS	0.2	0.1	0.1
Other	0.4	0.2	0.1
Total AFUDC-Debt	$ 39.0	$ 19.4	$ 19.5
AFUDC-Equity			
WE	$ 78.9	$ 46.0	$ 41.0
WPS	12.2	9.2	7.6
UMERC	6.3	1.0	—
WG	1.2	2.9	9.8
WBS	0.5	0.3	0.4
Other	0.7	0.4	0.3
Total AFUDC-Equity	$ 99.8	$ 59.8	$ 59.1

See Note 16, Income Taxes, for more information on how AFUDC-Equity is treated for tax purposes and the related impact on total WEC Energy Group income tax expense.

(j) Cloud Computing Hosting Arrangements that are Service Contracts—We have entered into several cloud computing arrangements that are hosted service contracts as part of projects related to the continuous transformation of technology. These projects include, among other things, a centralized repository for data to improve analytics, reporting, work and asset management, targeted enterprise resource planning systems, human resources management, employee scheduling, geospatial information, training, information technology service management, and customer contact systems. We present prepaid hosting fees that are service contracts in either prepayments or other long-term assets on our balance sheets and amortize them as the hosting services are received. Amortization expense, as well as the fees associated with the hosting arrangements, is recorded in other operation and maintenance expense on our income statements.

At December 31, 2025 and 2024, we had $27.0 million and $17.0 million, respectively, of capitalized implementation costs related to cloud computing arrangements that are hosted service contracts. We amortize the implementation costs on a straight-line basis over the cloud computing service arrangement term once the component of the hosted service is ready for its intended use. Accumulated amortization at December 31, 2025 and 2024, was $5.8 million and $4.1 million, respectively. Amortization expense for the years ended December 31, 2025, 2024, and 2023 was not significant. The presentation of the implementation costs, along with the related accumulated amortization, follows the prepaid hosting fees.

(k) Asset Impairment—Goodwill and other intangible assets with indefinite lives are subject to an annual impairment test. Interim impairment tests are performed when impairment indicators are present. During the third quarter of each year, we perform an annual impairment test for all of our reporting units that carried a goodwill balance. The carrying amount of the reporting unit's goodwill is considered not recoverable if the carrying amount of the reporting unit's net assets exceeds the reporting unit's fair value. An impairment loss is recorded as the excess of the carrying amount of the goodwill over its fair value. For our indefinite-lived intangible assets, an impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. An impairment loss is measured as the excess of the carrying amount of the intangible asset over its fair value. No impairment losses were recorded for our indefinite-lived intangible assets during the years ended December 31, 2025, 2024, and 2023. See Note 10, Goodwill and Intangibles, for more information.

We periodically assess the recoverability of certain long-lived assets when factors indicate the carrying value of such assets may be impaired or such assets are planned to be sold. Long-lived assets that would be subject to an impairment assessment generally include any assets within regulated operations that may not be fully recovered from our customers as a result of regulatory decisions that will be made in the future, as well as assets within nonregulated operations that are proposed to be sold or are currently generating operating losses. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset over its fair value.

We also periodically assess the recoverability of our non-utility long-lived assets, which includes reviewing current activities, changes in the conditions of our renewable generating facilities, and market conditions in which they operate to determine the existence of any indicators requiring an impairment analysis. Indicators of potential impairment for a non-utility long-lived asset group, generally an individual renewable generation project, include adverse changes in the financial condition of a customer to our offtake agreements, a significant decline in the forecasted operating revenues and earnings of our renewable generation projects, and deterioration in the performance of our renewable generation projects.

We assess the likelihood of a disallowance of part of the cost of recently completed plant by considering factors such as applicable regulatory environment changes, our own recent rate orders, as well as recent rate orders of other regulated entities in similar jurisdictions. When it becomes probable that part of the cost of recently completed plant will be disallowed for rate-making purposes, we assess whether a reasonable estimate of the amount of the disallowance can be made. The estimated amount of the probable disallowance will then be deducted from the reported cost of the plant and recognized as an impairment loss.

When it becomes probable that a generating unit will be retired before the end of its useful life, we assess whether the generating unit meets the criteria for abandonment accounting. Generating units that are considered probable of abandonment are expected to cease operations in the near term, significantly before the end of their original estimated useful lives. If a generating unit meets the applicable criteria to be considered probable of abandonment, and the unit has been abandoned, we assess the likelihood of recovery of the remaining net book value of that generating unit at the end of each reporting period. If it becomes probable that regulators will disallow full recovery as well as a return on the remaining net book value of a generating unit that is either abandoned or probable of being abandoned, an impairment loss may be required. An impairment loss would be recorded if the remaining net book value of the generating unit is greater than the present value of the amount expected to be recovered from ratepayers, using an incremental borrowing rate. See Note 6, Regulatory Assets and Liabilities, and Note 7, Property, Plant, and Equipment, for more information.

We periodically assess the recoverability of equity method investments when factors indicate the carrying amount of such assets may be impaired. Equity method investments are assessed for impairment by comparing the fair values of these investments to their carrying amounts if a fair value assessment was completed or by reviewing for the presence of impairment indicators. If an impairment exists, and it is determined to be other-than-temporary, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the investment's fair value.

We recorded the following impairment losses on our income statements in the following segments during the years ended December 31:

(in millions)	2025		2024		2023	
Illinois	$	130.0 [(1)]	$	12.1 [(2)]	$	178.9 [(3)]
Non-utility energy infrastructure [(4)]		15.9		—		—
Total impairment losses	$	145.9	$	12.1	$	178.9

[(1)] Represents a probable disallowance of certain capital costs at PGL under the QIP rider. See Note 26, Regulatory Environment, for more information.

[(2)] Represents a disallowance of certain previously incurred capital costs at PGL resulting from an ICC order received in August 2024 related to the 2016 annual prudency review of the QIP rider. See Note 26, Regulatory Environment, for more information.

[(3)] Represents a disallowance of certain previously incurred capital costs resulting from PGL's and NSG's November 2023 rate orders from the ICC. See Note 26, Regulatory Environment, for more information.

[(4)] Represents impairment losses related to storm damage at certain of WECI's renewable generation facilities.

(l) Asset Retirement Obligations—We recognize, at fair value, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of the assets. An ARO liability is recorded, when incurred, for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. The associated retirement costs are capitalized as part of the related long-lived asset and are depreciated over the useful life of the asset. The ARO liabilities are accreted each period using the credit-adjusted risk-free interest rates associated with the expected settlement dates of the AROs. These rates are determined when the obligations are incurred. Subsequent changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the associated capitalized retirement costs. For our regulated entities, we recognize regulatory assets or liabilities for the timing differences between when we recover an ARO in rates and when we recognize the associated retirement costs. See Note 9, Asset Retirement Obligations, for more information.

(m) Finite-Lived Intangible Asset and Liabilities—Our finite-lived intangible asset and liabilities include revenue contracts, consisting of PPAs and a proxy revenue swap, in addition to interconnection agreements, which resulted from the acquisitions of renewable generation facilities by WECI in our non-utility energy infrastructure segment. Intangible asset and liabilities are amortized on a straight-line basis over their estimated useful lives, which is the term of the related agreement. Amortization of the revenue intangible asset and liabilities are recorded within operating revenues in the income statements. Amortization of the interconnection agreement intangible liabilities is recorded within other operation and maintenance in the income statements. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangibles are consumed or otherwise used. The amounts and useful lives assigned to the intangible asset and liabilities assumed impact the amount and timing of future amortization. See Note 10, Goodwill and Intangibles, for more information.

(n) Stock-Based Compensation—In accordance with the Omnibus Stock Incentive Plan, we provide long-term incentives through our equity interests to our non-employee directors, officers, and other key employees. The plan provides for the granting of stock options, restricted stock, performance shares, and other stock-based awards. Awards may be paid in common stock, cash, or a combination thereof. In addition to those shares of common stock that were subject to awards outstanding as of May 6, 2021, when the plan was last approved by shareholders, 9.0 million shares were reserved for issuance under the plan.

We recognize stock-based compensation expense on a straight-line basis over the requisite service period. Awards classified as equity awards are measured based on their grant-date fair value. Awards classified as liability awards are recorded at fair value each reporting period. We account for forfeitures as they occur.

Stock Options

We grant non-qualified stock options that generally vest on a cliff-basis after three years. The exercise price of a stock option under the plan cannot be less than 100% of our common stock's fair market value on the grant date. Historically, all stock options have been granted with an exercise price equal to the fair market value of our common stock on the date of the grant. Options vest immediately upon retirement, death, or disability; however, they may not be exercised within six months of the grant date except in connection with certain termination of employment events following a change in control. Options expire no later than 10 years from the date of the grant.

Our stock options are classified as equity awards. The fair value of our stock options was calculated using a binomial option-pricing model. The following table shows the estimated weighted-average fair value per stock option granted along with the weighted-average assumptions used in the valuation models:

	2025	2024	2023
Stock options granted	231,024	294,990	257,780
Estimated weighted-average fair value per stock option	$ 18.23	$ 16.19	$ 19.58
Assumptions used to value the options:			
Risk-free interest rate	4.2% – 4.6%	3.9% – 5.4%	3.8% – 4.8%
Dividend yield	4.1 %	3.8 %	3.2 %
Expected volatility	22.0 %	22.0 %	22.0 %
Expected life (years)	8.3	8.4	8.3

The risk-free interest rate was based on the United States Treasury interest rate with a term consistent with the expected life of the stock options. The dividend yield was based on our dividend rate at the time of the grant and historical stock prices. Expected volatility and expected life assumptions were based on our historical experience.

Restricted Shares

Restricted shares granted to employees generally have a vesting period of three years with one-third of the award vesting on each anniversary of the grant date. Restricted shares granted to non-employee directors fully vest after one year.

Our restricted shares are classified as equity awards.

Performance Units

Officers and other key employees are granted performance units under the WEC Energy Group Performance Unit Plan. All grants of performance units are settled in cash and are accounted for as liability awards accordingly. Performance units accrue forfeitable dividend equivalents in the form of additional performance units. The fair value of the performance units reflects our estimate of the final expected value of the awards, which is based on our stock price and performance achievement under the terms of the award. Stock-based compensation costs are generally recorded over the performance period, which is three years.

Pursuant to the terms of the WEC Energy Group Performance Unit Plan, the Compensation Committee selected multiple performance measures that will be weighted to determine the ultimate payout of the performance unit awards. The ultimate number of units that will be paid out will be based on our total shareholder return compared to the total shareholder return of a peer group of companies over three years (55%), and our performance against the weighted average authorized ROE of all of our utility subsidiaries (45%). In addition, the Compensation Committee selected the level of our stock price to earnings ratio compared to our peer companies as a performance measure that can increase the payout by up to 25%. In no event can the performance unit payout be greater than 200% of the target award.

See Note 11, Common Equity, for more information on our stock-based compensation plans.

(o) Earnings Per Share—We compute basic EPS by dividing our net income attributed to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed in a similar manner, but includes the exercise, settlement, and/or conversion of all potentially dilutive securities. Our potentially dilutive securities include stock options, forward equity sales contracts, and shares issuable upon the conversion of our convertible debt instruments.

The dilutive impacts from our in-the-money stock options and forward equity sales contract are calculated using the treasury stock method. The calculation of diluted EPS for the year ended December 31, 2025 excluded 58,533 shares issuable under our forward equity sales contract as their effect was anti-dilutive. The calculation of diluted EPS for the years ended December 31, 2024 and 2023 excluded 66,870 and 1,716,286 stock options, respectively, that had an anti-dilutive effect. No stock options had an anti-dilutive effect for the year ended December 31, 2025, and we did not have any forward equity sales contracts prior to 2025.

Potentially dilutive common shares issuable upon conversion of our convertible debt instruments are calculated using the if-converted method. For the year ended December 31, 2025, there were no shares of our common stock related to the potential conversion of the 2028 Notes (issued in June 2025) included in our diluted EPS calculation as the impact was anti-dilutive. For the year ended December 31, 2024, there were no shares of our common stock related to the potential conversion of the 2027 Notes and 2029 Notes (both issued in 2024) included in our diluted EPS calculation as the impact was anti-dilutive.

See Note 11, Common Equity, for more information on the computation of our basic and diluted EPS.

(p) Leases—We recognize a right of use asset and lease liability for operating and finance leases with a term of greater than one year. As a policy election, we account for each lease component separately from the nonlease components of a contract.

We are currently party to several easement agreements that allow us access to land we do not own for the purpose of constructing and maintaining certain electric power and natural gas equipment. The majority of payments we make related to easements relate to our renewable generating facilities. We have not classified our easements as leases because we view the entire parcel of land specified in our easement agreements to be the identified asset, not just that portion of the parcel that contains our easement. As such, we have concluded that we do not control the use of an identified asset related to our easement agreements, nor do we obtain substantially all of the economic benefits associated with these shared-use assets.

See Note 15, Leases, for more information.

(q) Income Taxes—In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require additional disclosures, primarily related to income taxes paid and the rate reconciliation table. The amendments require disclosures on specific categories in the rate reconciliation table, as well as additional information for reconciling items that meet a quantitative threshold. For income taxes paid, additional disclosures are required to disaggregate federal, state, and foreign income taxes paid, with additional disclosures for income taxes paid that meet a quantitative threshold. We adopted ASU No. 2023-09 on January 1, 2025, on a retroactive basis, with the required disclosures first included in our 2025 Annual Report on Form 10-K.

We follow the liability method in accounting for income taxes. Accounting guidance for income taxes requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. If we conclude that certain deferred tax assets are likely to expire before being realized, a valuation allowance would be established against those assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

ITCs are deferred and amortized over the life of the assets. PTCs are recognized in the period in which such credits are generated. The amount of the credit is based upon power production from our qualifying generation facilities. We file a consolidated federal income tax return. Accordingly, we allocate federal current tax expense, benefits, and credits to our subsidiaries based on their separate tax computations and our ability to monetize all credits on our consolidated federal return.

We recognize interest and penalties accrued, related to unrecognized tax benefits, in income tax expense in our income statements.

The IRA contains a tax credit transferability provision that allows us to sell PTCs and ITCs produced after December 31, 2022, to third parties. Under this transferability provision, we entered into agreements to sell the majority of the PTCs and ITCs we generated in 2023, 2024, and 2025 to third parties. See Note 16, Income Taxes, for more information on the PTCs we sold. We have also entered into an agreement to sell the majority of PTCs that we expect to generate in 2026 to third parties. We elect to account for tax credits transferred under the scope of ASC 740. We include the discount from the sale of tax credits as a component of income tax expense. We also include any expected proceeds from the sale of tax credits in the evaluation of the realizability of deferred tax assets related to PTCs and ITCs. The sale of tax credits is presented in the operating activities section of the statements of cash flows consistent with the presentation of cash taxes paid.

In April 2023, the IRS issued Revenue Procedure 2023-15, which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. We adopted the safe harbor method of accounting for certain of our utilities on our 2023 tax return and adopted the safe harbor method of accounting for our remaining utilities on our 2024 tax return, which increased our deferred tax liabilities.

See Note 16, Income Taxes, for more information.

(r) Fair Value Measurements—Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Fair value accounting rules provide a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are observable, either directly or indirectly, but are not quoted prices included within Level 1. Level 2 includes those financial instruments that are valued using external inputs within models or other valuation methods.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methods that result in management's best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. We use a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical measure for valuing certain derivative assets and liabilities. We primarily use a market approach for recurring fair value measurements and attempt to use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

When possible, we base the valuations of our assets and liabilities on quoted prices for identical assets and liabilities in active markets. These valuations are classified in Level 1. The valuations of certain contracts not classified as Level 1 may be based on quoted market prices received from counterparties and/or observable inputs for similar instruments. Transactions valued using these inputs are classified in Level 2. Certain derivatives, such as FTRs and TCRs, are categorized in Level 3 due to the significance of unobservable or internally-developed inputs. FTRs and TCRs are valued using auction prices from the applicable RTO.

See Note 17, Fair Value Measurements, for more information.

(s) Derivative Instruments—We use derivatives as part of our risk management program to manage the risks associated with the price volatility of interest rates, purchased power, generation, and natural gas costs for the benefit of our customers and shareholders. Our approach is non-speculative and designed to mitigate risk. Regulated hedging programs are approved by our state regulators.

We record derivative instruments on our balance sheets as assets or liabilities measured at fair value unless they qualify for the normal purchases and sales exception, and are so designated. We continually assess our contracts designated as normal and will discontinue the treatment of these contracts as normal if the required criteria are no longer met. Changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met or we receive regulatory treatment for the derivative. For most energy-related physical and financial contracts in our regulated operations that qualify as derivatives, our regulators allow the effects of fair value accounting to be offset to regulatory assets and liabilities.

We classify derivative assets and liabilities as current or long-term on our balance sheets based on the maturities of the underlying contracts. Cash flows from derivative activities are presented in the same category as the item being hedged within operating activities on our statements of cash flows.

Derivative accounting rules provide the option to present certain asset and liability derivative positions net on the balance sheets and to net the related cash collateral against these net derivative positions. We elected not to net these items. On our balance sheets, cash collateral provided to others is reflected in other current assets, and cash collateral received is reflected in other current liabilities. See Note 18, Derivative Instruments, for more information.

(t) Guarantees—We follow the guidance of the Guarantees Topic of the FASB ASC, which requires, under certain circumstances, that the guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at its inception. See Note 19, Guarantees, for more information.

(u) Employee Benefits—The costs of pension and OPEB plans are expensed over the periods during which employees render service. These costs are distributed among our subsidiaries based on current employment status and actuarial calculations, as applicable. Our regulators allow recovery in rates for the utilities' net periodic benefit cost calculated under GAAP. See Note 20, Employee Benefits, for more information.

(v) Customer Deposits and Credit Balances—When utility customers apply for new service, they may be required to provide a deposit for the service. Customer deposits are recorded within other current liabilities on our balance sheets.

Utility customers can elect to be on a budget plan. Under this type of plan, a monthly installment amount is calculated based on estimated annual usage. During the year, the monthly installment amount is reviewed by comparing it to actual usage. If necessary, an adjustment is made to the monthly amount. Annually, the budget plan is reconciled to actual annual usage. Payments in excess of actual customer usage are recorded within other current liabilities on our balance sheets.

(w) Environmental Remediation Costs—We are subject to federal and state environmental laws and regulations that in the future may require us to pay for environmental remediation at sites where we have been, or may be, identified as a potentially responsible party. Loss contingencies may exist for the remediation of hazardous substances at various potential sites, including CCR landfills and manufactured gas plant sites. See Note 9, Asset Retirement Obligations, for more information regarding CCR landfills and Note 24, Commitments and Contingencies, for more information regarding manufactured gas plant sites.

We record environmental remediation liabilities when site assessments indicate remediation is probable, and we can reasonably estimate the loss or a range of losses. The estimate includes both our share of the liability and any additional amounts that will not be paid by other potentially responsible parties or the government. When possible, we estimate costs using site-specific information but also consider historical experience for costs incurred at similar sites. Remediation efforts for a particular site generally extend over a period of several years. During this period, the laws governing the remediation process may change, as well as site conditions, potentially affecting the cost of remediation.

Our utilities have received approval to defer certain environmental remediation costs, as well as estimated future costs, through a regulatory asset. The recovery of deferred costs is subject to the applicable state regulatory commission's approval.

We review our estimated costs of remediation annually for our manufactured gas plant sites and CCR landfills. We adjust the liabilities and related regulatory assets, as appropriate, to reflect the new cost estimates. Any material changes in cost estimates are adjusted throughout the year.

(x) Customer Concentrations of Credit Risk—The geographic concentration of our customers did not contribute significantly to our overall exposure to credit risk. We periodically review customers' credit ratings, financial statements, and historical payment performance and require them to provide collateral or other security as needed. Although we have a comprehensive credit evaluation process and contractual protections, it is possible that one or more counterparties could fail to perform their obligations, and we could recognize financial losses as a result. Credit risk exposure at WE, WPS, WG, PGL, and NSG is mitigated by their recovery mechanisms for uncollectible expense discussed in Note 1(d), Operating Revenues. There were no customers that accounted for more than 10% of our revenues for the year ended December 31, 2025.

As a result, for the majority of our utility companies, we did not have any significant concentrations of credit risk at December 31, 2025. However, WE has contracts with a small number of customers to provide power to large-scale data centers to support AI and other technology capabilities. This concentration of business with a small number of customers in an industry based on emerging technologies presents several risks. WE is incurring significant costs to construct bespoke resources to serve these customers. Although WE requires these customers to enter into payment and cancellation agreements, WE may still experience significant losses or delayed recovery of these costs. Changes in industry practice or advances in these technologies could reduce the demand for electricity to power data centers, which would reduce our forecasted revenues. Significant capital spend to build out required infrastructure or a downturn in business could weaken their financial condition, liquidity and/or creditworthiness, including their ability to satisfy their reimbursement obligations to us.

NOTE 2—ACQUISITIONS

In accordance with Topic 805: Clarifying the Definition of a Business (ASU 2017-01), transactions are evaluated and are accounted for as acquisitions of assets or businesses, and transaction costs are capitalized in asset acquisitions. It was determined that all of the below acquisitions met the criteria of asset acquisitions. The purchase price of certain acquisitions below includes intangibles recorded as long-term assets and long-term liabilities related to PPAs. See Note 10, Goodwill and Intangibles, for more information.

Acquisition of a Solar Generation Facility in Ohio

Upon commercial operation in February 2025, WECI completed the acquisition of a 90% ownership interest in Hardin III, a 250 MW solar generating facility located in Hardin County, Ohio for $406.1 million. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 15 years from the date of commercial operation. Hardin III qualifies for PTCs and is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Net property, plant, and equipment	$	526.5
Other current assets		0.2
Other current liabilities		(0.4)
Other long-term liabilities		(75.1)
Noncontrolling interest		(45.1)
Total purchase price	$	406.1

Acquisitions of Solar Generation Facilities in Texas

Upon commercial operation in December 2024, WECI completed the acquisition of a 90% ownership interest in Delilah I, a 300 MW solar generating facility in Lamar, Franklin, Hopkins, and Red River counties in Texas. Delilah I was acquired for $462.5 million, which included transaction costs and was net of cash acquired. The project has offtake agreements for all of the energy to be produced by the facility for a period of 15 years from the date of commercial operation. Delilah I qualifies for PTCs and is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Other current assets	$	0.1
Net property, plant, and equipment		579.8
Other long-term assets		12.4
Other long-term liabilities		(78.3)
Noncontrolling interest		(51.5)
Total purchase price	$	462.5

In February 2023, WECI completed the acquisition of an 80% ownership interest in Samson I, a commercially operational 250 MW solar generating facility in Lamar, Franklin, Hopkins, and Red River counties in Texas. Samson I was acquired for $257.3 million, which included transaction costs and was net of cash acquired. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 15 years from the date of commercial operation in May 2022. Samson I qualifies for PTCs and is included in the non-utility energy infrastructure segment. In January 2024, WECI acquired an additional 10% ownership interest in Samson I for $28.1 million.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the original acquisition.

(in millions)		
Accounts receivable	$	0.5
Other current assets		0.7
Net property, plant, and equipment		497.2
Other long-term assets		12.3
Accounts payable		(0.5)
Other current liabilities		(0.8)
Other long-term liabilities		(186.4)
Noncontrolling interest		(65.7)
Total purchase price	$	257.3

Acquisitions of Electric Generation Facilities in Illinois

Upon commercial operation in November 2024, WECI completed the acquisition of a 90% ownership interest in Maple Flats, a 250 MW solar generating facility in Clay County, Illinois. Maple Flats was acquired for $431.2 million, which included transaction costs and was net of cash acquired. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 15 years from the date of commercial operation. Maple Flats qualifies for PTCs and is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Net property, plant, and equipment	$	469.5
Other long-term assets		44.5
Other long-term liabilities		(34.9)
Noncontrolling interest		(47.9)
Total purchase price	$	431.2

In February 2023, upon achievement of commercial operation, WECI completed the acquisition of a 90% ownership interest in Sapphire Sky, a 250 MW wind generating facility in McLean County, Illinois, for a total investment of $442.6 million, which includes transaction costs and is net of cash acquired. The project has an offtake agreement for all of the energy to be produced by the facility for a period of 12 years from the date of commercial operation. Sapphire Sky qualifies for PTCs and is included in the non-utility energy infrastructure segment.

The table below shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(in millions)		
Accounts receivable	$	0.8
Net property, plant, and equipment		642.6
Other long-term assets		1.4
Accounts payable		(1.0)
Other long-term liabilities		(152.0)
Noncontrolling interest		(49.2)
Total purchase price	$	442.6

Acquisitions of Electric Generation Facilities in Wisconsin

In December 2025, WE and WPS, along with an unaffiliated utility, signed an agreement to acquire Whitetail, a wind-powered electric generation project with a total capacity of 67.2 MW. This project will be located in Grant County, Wisconsin and WE will own 80% and WPS will own 10%. WE's share of the purchase price is expected to be approximately $178 million and WPS's share of the purchase price is expected to be approximately $22 million. The project is expected to close in late 2027 and it is expected to qualify for PTCs.

In May 2024, WE completed the acquisition of an additional 100 MWs of West Riverside's nameplate capacity for $97.9 million. West Riverside is a commercially operational dual fueled combined cycle generation facility in Beloit, Wisconsin. In June 2023, WE completed the first acquisition of 100 MWs for $95.3 million. After the second acquisition, WE owns 200 MWs, or 27.5%, of West Riverside at a total cost of $193.2 million.

In April 2023, WPS, along with an unaffiliated utility, completed the acquisition of Red Barn, a commercially operational utility-scale wind-powered electric generating facility. The project is located in Grant County, Wisconsin and WPS owns 82 MWs of this project. WPS's share of the cost of this project was $145.9 million. Red Barn qualifies for PTCs.

In January 2023, WE and WPS completed the acquisition of Whitewater, a commercially operational 236.5 MW dual fueled (natural gas and low sulfur fuel oil) combined cycle electric generation facility in Whitewater, Wisconsin, for $76.0 million.

NOTE 3—DISPOSITION

Wisconsin Segment

Sale of Certain Real Estate by Wisconsin Electric Power Company

In June 2023, we sold approximately 192 acres of real estate at WE's former Pleasant Prairie power plant site that was no longer being utilized in its operations, for $23.0 million, which is net of closing costs. As a result of the sale, a pre-tax gain in the amount of $22.2 million was recorded within other operation and maintenance expense on our income statement. The book value of the real estate included in the sale was not material and, therefore, was not presented as held for sale.

NOTE 4—OPERATING REVENUES

For more information about our significant accounting policies related to operating revenues, see Note 1(d), Operating Revenues.

Disaggregation of Operating Revenues

The following tables present our operating revenues disaggregated by revenue source. We do not have any revenues associated with our electric transmission segment, which includes investments accounted for using the equity method. We disaggregate revenues into categories that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. For our segments, revenues are further disaggregated by electric and natural gas operations and then by customer class. Each customer class within our electric and natural gas operations has different expectations of service, energy and demand requirements, and can be impacted differently by regulatory activities within their jurisdictions.

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
Year ended December 31, 2025								
Electric	$ 5,529.6	$ —	$ —	$ 5,529.6	$ —	$ —	$ —	$ 5,529.6
Natural gas	1,741.6	1,717.6	508.1	3,967.3	47.0	—	(44.5)	3,969.8
Total regulated revenues	7,271.2	1,717.6	508.1	9,496.9	47.0	—	(44.5)	9,499.4
Other non-utility revenues	—	—	21.8	21.8	243.6	—	(9.2)	256.2
Total revenues from contracts with customers	7,271.2	1,717.6	529.9	9,518.7	290.6	—	(53.7)	9,755.6
Other operating revenues	24.3	(34.0)	(2.4)	(12.1)	479.6	—	(423.0) [1]	44.5
Total operating revenues	$ 7,295.5	$1,683.6	$527.5	$ 9,506.6	$ 770.2	$ —	$ (476.7)	$ 9,800.1

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
Year ended December 31, 2024								
Electric	$ 4,908.4	$ —	$ —	$ 4,908.4	$ —	$ —	$ —	$ 4,908.4
Natural gas	1,402.4	1,499.6	419.7	3,321.7	48.4	—	(46.0)	3,324.1
Total regulated revenues	6,310.8	1,499.6	419.7	8,230.1	48.4	—	(46.0)	8,232.5
Other non-utility revenues	—	—	20.4	20.4	223.9	—	(9.1)	235.2
Total revenues from contracts with customers	6,310.8	1,499.6	440.1	8,250.5	272.3	—	(55.1)	8,467.7
Other operating revenues	19.7	102.8	9.7	132.2	419.0	—	(419.0) [1]	132.2
Total operating revenues	$ 6,330.5	$1,602.4	$449.8	$ 8,382.7	$ 691.3	$ —	$ (474.1)	$ 8,599.9

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
Year Ended December 31, 2023								
Electric	$ 4,994.6	$ —	$ —	$ 4,994.6	$ —	$ —	$ —	$ 4,994.6
Natural gas	1,606.7	1,480.5	493.7	3,580.9	61.9	—	(60.2)	3,582.6
Total regulated revenues	6,601.3	1,480.5	493.7	8,575.5	61.9	—	(60.2)	8,577.2
Other non-utility revenues	—	—	19.6	19.6	197.5	0.1	(9.1)	208.1
Total revenues from contracts with customers	6,601.3	1,480.5	513.3	8,595.1	259.4	0.1	(69.3)	8,785.3
Other operating revenues	24.6	77.3	5.8	107.7	407.1	—	(407.1) [1]	107.7
Total operating revenues	$ 6,625.9	$1,557.8	$519.1	$ 8,702.8	$ 666.5	$ 0.1	$ (476.4)	$ 8,893.0

[1] Amounts eliminated represent lease revenues related to certain plants that We Power leases to WE to supply electricity to its customers. Lease payments are billed from We Power to WE and then recovered in WE's rates as authorized by the PSCW and the FERC. WE operates the plants and is authorized by the PSCW and Wisconsin state law to fully recover prudently incurred operating and maintenance costs in electric rates.

Revenues from Contracts with Customers

Electric Utility Operating Revenues – The following table disaggregates electric utility operating revenues into customer class:

(in millions)	Year Ended December 31					
		2025		2024		2023
Residential	$	2,249.6	$	1,996.3	$	1,992.3
Small commercial and industrial		1,763.6		1,613.0		1,641.1
Large commercial and industrial		1,057.8		942.6		978.4
Other		30.9		30.2		30.5
Total retail revenues		5,101.9		4,582.1		4,642.3
Wholesale		107.6		102.6		120.4
Resale		267.6		176.7		195.4
Steam		28.4		22.4		25.2
Other utility revenues		24.1		24.6		11.3
Total electric utility operating revenues	$	5,529.6	$	4,908.4	$	4,994.6

Natural Gas Utility Operating Revenues – The following tables disaggregate natural gas utility operating revenues into customer class:

(in millions)	Wisconsin		Illinois		Other States		Total Natural Gas Utility Operating Revenues
Year ended December 31, 2025							
Residential	$	1,100.2	$	1,174.9	$	316.5	$ 2,591.6
Commercial and industrial		563.9		320.0		164.4	1,048.3
Total retail revenues		1,664.1		1,494.9		480.9	3,639.9
Transportation		105.1		291.8		38.8	435.7
Other utility revenues [1] [2]		(27.6)		(69.1)		(11.6)	(108.3)
Total natural gas utility operating revenues	$	1,741.6	$	1,717.6	$	508.1	$ 3,967.3

(in millions)	Wisconsin		Illinois		Other States		Total Natural Gas Utility Operating Revenues
Year ended December 31, 2024							
Residential	$	893.1	$	945.5	$	250.5	$ 2,089.1
Commercial and industrial		416.8		274.5		123.9	815.2
Total retail revenues		1,309.9		1,220.0		374.4	2,904.3
Transportation		96.8		272.2		33.6	402.6
Other utility revenues [1]		(4.3)		7.4		11.7	14.8
Total natural gas utility operating revenues	$	1,402.4	$	1,499.6	$	419.7	$ 3,321.7

(in millions)	Wisconsin		Illinois		Other States		Total Natural Gas Utility Operating Revenues
Year Ended December 31, 2023							
Residential	$	1,012.0	$	966.0	$	324.4	$ 2,302.4
Commercial and industrial		506.7		267.1		175.3	949.1
Total retail revenues		1,518.7		1,233.1		499.7	3,251.5
Transportation		93.0		231.9		32.5	357.4
Other utility revenues [1]		(5.0)		15.5		(38.5)	(28.0)
Total natural gas utility operating revenues	$	1,606.7	$	1,480.5	$	493.7	$ 3,580.9

[1] Includes the revenues subject to the purchased gas recovery mechanisms of our utilities, which fluctuate by segment based on actual natural gas costs incurred at our utilities, compared with the recovery of natural gas costs that were anticipated in rates.

[2] For our Illinois segment, includes a $75.0 million reduction in revenues recorded in the fourth quarter of 2025 for future billing credits to customers, based on the terms of a proposed settlement in February 2026 to resolve open QIP and UEA proceedings.

Other Non-Utility Operating Revenues – Other non-utility operating revenues consist primarily of the following:

	Year Ended December 31		
(in millions)	2025	2024	2023
Renewable generation revenues	$ 209.8	$ 190.5	$ 164.9
We Power revenues	24.6	24.3	23.5
Appliance service revenues	21.8	20.4	19.6
Other	—	—	0.1
Total other non-utility operating revenues	$ 256.2	$ 235.2	$ 208.1

Other Operating Revenues

Other operating revenues consist primarily of the following:

	Year Ended December 31		
(in millions)	2025	2024	2023
Late payment charges	$ 48.1	$ 48.5	$ 56.5
Bespoke resources current return [1]	4.1	—	—
Alternative revenues [2]	(67.7)	79.8	47.0
Other	60.0	3.9	4.2
Total other operating revenues	$ 44.5	$ 132.2	$ 107.7

[1] Bespoke resources current return consists of carrying costs earned during the construction of bespoke resources assigned to WE's VLCs. See Note 1(d), Operating Revenues, for more information.

[2] Alternative revenues consist of amounts to be recovered or refunded to customers subject to decoupling mechanisms, wholesale true-ups, and conservation improvement rider true-ups. Negative amounts can result from alternative revenues being reversed to revenues from contracts with customers as the customer is billed for these alternative revenues. For more information about our alternative revenues, see Note 1(d), Operating Revenues.

NOTE 5—CREDIT LOSSES

We have included tables below that show our gross third-party receivable balances and the related allowance for credit losses at December 31, 2025 and 2024, by reportable segment.

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	WEC Energy Group Consolidated
December 31, 2025							
Accounts receivable and unbilled revenues	$ 1,368.8	$654.8	$130.2	$ 2,153.8	$ 50.3	$ 7.3	$ 2,211.4
Allowance for credit losses	61.7	82.3	4.7	148.7	—	—	148.7
Accounts receivable and unbilled revenues, net [1]	$ 1,307.1	$572.5	$125.5	$ 2,005.1	$ 50.3	$ 7.3	$ 2,062.7
Total accounts receivable, net – past due greater than 90 days [1]	$ 46.4	$ 36.8	$ 6.6	$ 89.8	$ —	$ —	$ 89.8
Past due greater than 90 days – collection risk mitigated by regulatory mechanisms [1]	94.6 %	100.0 %	— %	89.9 %	— %	— %	89.9 %

(in millions)	Wisconsin	Illinois	Other States	Total Utility Operations	Non-Utility Energy Infrastructure	Corporate and Other	WEC Energy Group Consolidated
December 31, 2024							
Accounts receivable and unbilled revenues	$ 1,149.9	$535.6	$100.6	$ 1,786.1	$ 40.0	$ 6.0	$ 1,832.1
Allowance for credit losses	73.6	83.9	5.3	162.8	—	—	162.8
Accounts receivable and unbilled revenues, net [1]	$ 1,076.3	$451.7	$ 95.3	$ 1,623.3	$ 40.0	$ 6.0	$ 1,669.3
Total accounts receivable, net – past due greater than 90 days [1]	$ 51.8	$ 30.1	$ 2.5	$ 84.4	$ —	$ —	$ 84.4
Past due greater than 90 days – collection risk mitigated by regulatory mechanisms [1]	93.8 %	100.0 %	— %	93.2 %	— %	— %	93.2 %

[1] Our exposure to credit losses for certain regulated utility customers is mitigated by regulatory mechanisms we have in place. Specifically, rates related to all of the customers in our Illinois segment, as well as the residential rates of WE, WPS, and WG in our Wisconsin segment, include riders or other mechanisms for cost recovery or refund of uncollectible expense based on the difference between the actual provision for credit losses and the amounts recovered in rates. As a result, at December 31, 2025, $1,290.2 million, or 62.5%, of our net accounts receivable and unbilled revenues balance had regulatory protections in place to mitigate the exposure to credit losses. See Note 26, Regulatory Environment, for more information on PGL and NSG's UEA rider for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and amounts recovered in rates.

A rollforward of the allowance for credit losses by reportable segment for the years ended December 31, 2025, 2024, and 2023, is included below:

(in millions)	Wisconsin	Illinois	Other States	WEC Energy Group Consolidated
Balance at January 1, 2025	$ 73.6	$ 83.9	$ 5.3	$ 162.8
Provision for credit losses	85.0	55.8	2.0	142.8
Provision for credit losses deferred for future recovery or refund	4.9	(28.7)	—	(23.8)
Write-offs charged against the allowance	(151.4)	(81.2)	(8.4)	(241.0)
Recoveries of amounts previously written off	49.6	52.5	5.8	107.9
Balance at December 31, 2025	$ 61.7	$ 82.3	$ 4.7	$ 148.7

On a consolidated basis, there was a $14.1 million decrease in the allowance for credit losses during the year ended December 31, 2025. This decrease is largely driven by customer write-offs in Wisconsin in addition to a decrease in past due account balances in Wisconsin that we believe was related to a continued focus on collection efforts and lower energy bills in the spring and summer months, enabling customers to pay down their arrears.

(in millions)	Wisconsin	Illinois	Other States	WEC Energy Group Consolidated
Balance at January 1, 2024	$ 77.4	$ 109.7	$ 6.4	$ 193.5
Provision for credit losses	52.1	52.3	0.5	104.9
Provision for credit losses deferred for future recovery or refund	43.8	(8.0)	—	35.8
Write-offs charged against the allowance	(141.8)	(95.0)	(6.6)	(243.4)
Recoveries of amounts previously written off	42.1	24.9	5.0	72.0
Balance at December 31, 2024	$ 73.6	$ 83.9	$ 5.3	$ 162.8

On a consolidated basis, there was a $30.7 million decrease in the allowance for credit losses during the year ended December 31, 2024, largely driven by customer write-offs. We also believe that the lower energy costs that customers were seeing, which were driven by warmer than normal weather conditions during most of 2024 and low average natural gas prices, contributed to a reduction in past due accounts receivable balances and a related decrease in the allowance for credit losses.

(in millions)	Wisconsin	Illinois	Other States	WEC Energy Group Consolidated
Balance at January 1, 2023	$ 82.0	$ 111.0	$ 6.3	$ 199.3
Provision for credit losses	40.9	26.3	4.8	72.0
Provision for credit losses deferred for future recovery or refund	52.5	35.8	—	88.3
Write-offs charged against the allowance	(131.6)	(85.4)	(6.6)	(223.6)
Recoveries of amounts previously written off	33.6	22.0	1.9	57.5
Balance at December 31, 2023	$ 77.4	$ 109.7	$ 6.4	$ 193.5

On a consolidated basis, there was a $5.8 million decrease in the allowance for credit losses during the year ended December 31, 2023, primarily related to lower customer energy costs (driven by the warmer weather during the fourth quarter of 2023 when compared to the same quarter in 2022 and lower natural gas prices), which contributed to a reduction in past due accounts receivable balances and a related decrease in the allowance for credit losses. Customer write-offs also contributed to the decrease in the allowance for credit losses.

NOTE 6—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets were reflected on our balance sheets as of December 31:

(in millions)	2025	2024	See Note
Regulatory assets [1] [2]			
Plant retirement related items [3]	$ 768.6	$ 810.5	
Environmental remediation costs [4]	566.0	570.1	24
Pension and OPEB costs [5]	564.5	684.9	20, 26
Income tax related items	493.4	438.5	16
AROs	185.1	166.7	1(l), 9
Uncollectible expense	123.9	151.5	5
SSR [6]	92.6	102.9	
Securitization	67.5	76.5	23
Derivatives	57.7	38.2	1(s)
Decoupling	43.8	110.0	1(d)
Bluewater [7]	37.7	57.7	
Finance and operating leases	36.0	22.0	15
Electric transmission costs [8]	30.7	0.4	
Energy efficiency programs [9]	11.6	26.5	
Other, net	94.5	122.3	
Total regulatory assets	$ 3,173.6	$ 3,378.7	
Balance sheet presentation			
Other current assets	$ 17.3	$ 39.0	
Regulatory assets	3,156.3	3,339.7	
Total regulatory assets	$ 3,173.6	$ 3,378.7	

[1] Based on prior and current rate treatment, we believe it is probable that our utilities will continue to recover from customers the regulatory assets in this table. In accordance with GAAP, our regulatory assets do not include the allowance for ROE that is capitalized for regulatory purposes. This allowance was $20.9 million and $26.7 million at December 31, 2025 and 2024, respectively.

[2] As of December 31, 2025, we had $183.1 million of regulatory assets not earning a return, $1.3 million of regulatory assets earning a return based on short-term interest rates, $106.1 million of regulatory assets earning a return based on long-term interest rates, and $5.5 million of regulatory assets earning a return based on the applicable utility's ROE. The regulatory assets not earning a return primarily relate to certain environmental remediation costs, decoupling mechanisms, electric transmission costs, unamortized loss on reacquired debt, and uncollectible expense. The other regulatory assets in the table either earn a return at the applicable utility's weighted average cost of capital or the cash has not yet been expended, in which case the regulatory assets are offset by liabilities.

[3] Primarily represents the net book value of power plants we have both abandoned and retired. For all of these plants, we have approval to collect a return of their remaining net book value. We also have approval to collect a return on all but $100 million of their remaining net book value. For information on the securitization of this $100 million, see Note 23, Variable Interest Entities. These regulatory assets are amortized on a straight-line basis, using the composite depreciation rates approved before the plants were retired, and the amortization is included in depreciation and amortization in the income statement.

[4] As of December 31, 2025, we had made cash expenditures of $81.9 million related to these environmental remediation costs. The remaining $484.1 million represents our estimated future cash expenditures.

[5] Primarily represents the unrecognized future pension and OPEB costs related to our defined benefit pension and OPEB plans. We are authorized recovery of these regulatory assets over the average remaining service life of each plan.

[6] This regulatory asset relates to WE's 2014 announcement to retire the PIPP. Despite WE's intent to retire the PIPP, MISO designated the PIPP as a SSR, which meant the PIPP's operation was necessary for reliability, and the plant could not be shut down until new generation or transmission facilities were built. In December 2014, the PSCW authorized escrow accounting for WE's SSR revenues because of the fluctuations in the actual revenues WE received under the PIPP SSR agreements. The rate order WE received from the PSCW in December 2019 authorized recovery of this SSR regulatory asset over a 15-year period that began on January 1, 2020.

[7] Primarily relates to costs associated with the long-term service agreements our Wisconsin utilities have with Bluewater for natural gas storage services. The PSCW has approved escrow accounting for these costs. As a result, our Wisconsin utilities defer as a regulatory asset or liability the difference between actual storage costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

[8] In accordance with the PSCW's approval of escrow accounting for ATC and MISO network transmission expenses for our Wisconsin electric utilities, WE and WPS defer as a regulatory asset or liability the difference between actual transmission costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

[9] Represents amounts recoverable from customers related to programs at the utilities designed to meet energy efficiency standards.

The following regulatory liabilities were reflected on our balance sheets as of December 31:

(in millions)	2025		2024	See Note
Regulatory liabilities				
Income tax related items	$ 1,802.4	$	1,825.4	16
Removal costs [1]	1,584.7		1,458.2	
Pension and OPEB benefits [2]	301.5		308.5	20, 26
Proposed settlement related to QIP and UEA riders	125.0		—	26
Energy costs refundable through rate adjustments	119.2		160.8	1(d)
Uncollectible expense	73.1		47.2	5
Earnings sharing mechanisms	35.8		7.1	26
Derivatives	27.4		36.9	1(s)
MERC property tax tracker [3]	23.1		19.3	
Revenue requirements of renewable generation facilities [4]	14.5		44.2	
Other, net	103.5		95.7	
Total regulatory liabilities	$ 4,210.2	$	4,003.3	
Balance sheet presentation				
Other current liabilities	$ 88.9	$	45.3	
Regulatory liabilities	4,121.3		3,958.0	
Total regulatory liabilities	$ 4,210.2	$	4,003.3	

[1] Represents amounts collected from customers to cover the future cost of property, plant, and equipment removals that are not legally required. Legal obligations related to the removal of property, plant, and equipment are recorded as AROs. See Note 9, Asset Retirement Obligations, for more information on our legal obligations.

[2] Primarily represents the unrecognized future pension and OPEB benefits related to our defined benefit pension and OPEB plans. We will amortize these regulatory liabilities into net periodic benefit cost over the average remaining service life of each plan.

[3] MERC defers as a regulatory asset or liability the difference between actual property tax expense and the amount included in rates until recovery or refund is authorized in a future rate proceeding.

[4] These amounts represent the deferral of the incremental revenue requirement impact from the delayed in-service date of certain renewable generation facilities constructed by our electric utilities.

Oak Creek Power Plant Units 5-6

In May 2024, OCPP Units 5 and 6 were retired. Due to the retirement of these units and the determination that recovery was probable, their net book value of $68.3 million at December 31, 2025 was classified as a regulatory asset. In addition, a $45.0 million cost of removal reserve related to the units continued to be classified as a regulatory liability at December 31, 2025. Not included in these amounts was $6.3 million of deferred tax liabilities previously recorded for the retired units. Effective with its rate order issued by the PSCW in December 2022, WE received approval to collect a return of and on the entire net book value of OCPP Units 5 and 6 and, as a result, will continue to amortize the regulatory asset on a straight-line basis, using the composite depreciation rates approved by the PSCW before the units were retired. The amortization is included in depreciation and amortization on the income statement. WE also has FERC approval to continue to collect the net book value of OCPP Units 5 and 6 using the approved composite depreciation rates, in addition to a return on the remaining net book value.

NOTE 7—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

(in millions)	2025	2024
Electric – generation	$ 7,998.3	$ 6,685.0
Electric – distribution	10,048.9	9,298.9
Natural gas – distribution, storage, and transmission	16,175.0	15,673.0
Property, plant, and equipment to be retired, net	621.7	906.3
Other	2,431.2	2,410.8
Less: Accumulated depreciation	10,180.2	9,401.0
Net	27,094.9	25,573.0
CWIP	3,364.4	1,653.6
Net utility and non-utility property, plant, and equipment	30,459.3	27,226.6
We Power generation	3,250.7	3,284.3
Renewable generation	5,252.4	4,720.8
Natural gas storage	299.6	298.6
Net non-utility energy infrastructure	8,802.7	8,303.7
Corporate services	167.6	172.3
Other	11.3	14.1
Less: Accumulated depreciation	1,559.1	1,393.9
Net	7,422.5	7,096.2
CWIP	60.8	41.3
Net other property, plant, and equipment	7,483.3	7,137.5
Property under finance leases	351.8	291.3
Less: Accumulated amortization	16.3	10.0
Net leased facilities	335.5	281.3
Total property, plant, and equipment	$ 38,278.1	$ 34,645.4

Severance Liability for Plant Retirements

We have severance liabilities related to past and future plant retirements recorded in other current and other long-term liabilities on our balance sheets. Activity related to these severance liabilities for the years ended December 31 was as follows:

(in millions)	2025	2024	2023
Severance liability at January 1	$ 13.4	$ 17.8	$ 16.2
Severance expense	—	(3.9) [1]	1.6
Severance payments	(0.7)	(0.5)	—
Total severance liability at December 31	$ 12.7	$ 13.4	$ 17.8

[1] The severance accrual was lowered in 2024 due to workforce realignment efforts.

Wisconsin Segment Plant to be Retired

Oak Creek Power Plant Units 7 and 8

As a result of a PSCW approval in December 2022 for the acquisition and construction of Darien, the retirement of OCPP Units 7 and 8 became probable. Subsequently, we have received PSCW approval for several other renewable and other projects and have also acquired additional projects. On June 25, 2025, we announced plans to extend the lives of OCPP Units 7 and 8, and expect to have the units available to meet high energy demand periods through the end of 2026. These units were originally scheduled to be retired at the end of 2025. The total net book value of WE's ownership share of OCPP Units 7 and 8 was $621.7 million at December 31, 2025, which does not include deferred taxes. This amount was classified as plant to be retired within property, plant, and equipment on our balance sheet. These units are included in rate base, and WE continues to depreciate them on a straight-line basis using the composite depreciation rates approved by the PSCW.

Columbia Energy Center Units 1 and 2

As a result of a MISO ruling received in June 2021, retirement of the jointly-owned Columbia Units 1 and 2 became probable. Through June 30, 2025, Columbia Units 1 and 2 were expected to be retired by the end of 2029 and, therefore, met the criteria to be considered probable of abandonment.

In conjunction with our new capital plan, we and the other co-owners currently plan to continue coal operations at Columbia Units 1 and 2 through at least 2029, and continue to evaluate the conversion of both units to natural gas. As a result, we and the other co-owners concluded that Columbia Units 1 and 2 (net book value of WPS's ownership share of Columbia Units 1 and 2 was $236.8 million at December 31, 2025, which does not include deferred taxes) no longer meet the criteria necessary to be considered probable of abandonment.

At December 31, 2025, these units continue to be included in rate base, and WPS continues to depreciate them on a straight-line basis using the composite depreciation rates approved by the PSCW.

Samson Solar Energy LLC and Delilah Solar Energy LLC – Storm Damage

During several storms that occurred in 2023 and 2024, certain sections of our Samson I solar facility incurred damage. We had previously recognized an impairment loss of $2.8 million related to damage from these storms, and recorded an offsetting $2.8 million receivable for future insurance recoveries. However, in the second quarter of 2025, we determined it was no longer probable that we would receive insurance proceeds sufficient to recover our losses associated with the 2023 and 2024 storms. As a result, the insurance receivable balance was written off, resulting in the recognition of the $2.8 million impairment loss within other operation and maintenance expense on our income statement.

In addition, in March 2025, both our Samson I and Delilah I solar facilities experienced damage from a storm. In the second quarter of 2025, we recognized an impairment loss within other operation and maintenance expense on our income statement in the amount of $8.8 million, related to damage incurred associated with the March 2025 storm. The impairment loss associated with the March 2025 storm was increased from $8.8 million to $12.0 million in the third quarter of 2025 as a result of ongoing damage assessment.

The Peoples Gas Light and Coke Company and North Shore Gas Company Impairments

In the fourth quarter of 2025, PGL recorded a $130.0 million impairment to property, plant, and equipment related to the terms of a proposed settlement that would resolve its open QIP proceedings.

In August 2024, the ICC issued a final order on PGL's 2016 QIP annual reconciliation, which included a disallowance of certain capital costs. As a result, we recorded a $12.1 million impairment to property, plant, and equipment in 2024.

In November 2023, the ICC issued written rate orders that disallowed $177.2 million of previously incurred capital costs related to the construction and improvement of PGL's service centers and $1.7 million of capital costs related to NSG's construction of a gas infrastructure project. As a result of these disallowances, we recorded a $178.9 million non-cash impairment to property, plant, and equipment in 2023.

See Note 26, Regulatory Environment, for more information.

NOTE 8—JOINTLY-OWNED UTILITY FACILITIES

Our electric utilities hold joint ownership interests in certain electric generating facilities. We are entitled to our share of generating capability and output of each facility equal to our respective ownership interest. We have supplied our own financing for all jointly owned projects. We pay our ownership share of additional construction costs, fuel inventory purchases, and operating expenses, unless specific agreements have been executed to limit our maximum exposure to additional costs. We record our proportionate share of significant jointly owned electric generating facilities as property, plant, and equipment on the balance sheets. In addition, our proportionate share of direct expenses for the joint operation of these plants is recorded within operating expenses in the income statements.

Information related to jointly owned utility facilities in-service at December 31, 2025 was as follows:

Company	Jointly-Owned Utility Facilities	Ownership	Share of Capacity (MW)	In-Service / Acquisition Date	Operating Owner	Property, Plant, and Equipment	Accumulated Depreciation	CWIP
(in millions, except for percentages and MW)								
We Power [1]	ER 1 & ER 2 [2]	83.34 %	1,083.4	2010 & 2011	WE	$ 2,489.4	$ (542.0)	$ 4.6
WPS	Weston Unit 4 [2]	70.0 %	379.8	2008	WPS	600.6	(242.7)	4.5
WPS	Columbia Units 1 & 2 [2]	27.5 %	306.2	1975 & 1978	WPL	439.1	(201.6)	5.0
WPS	Forward Wind [3]	44.6 %	61.5	2008	WPS	120.3	(63.3)	13.9
WPS	Two Creeks [4]	66.7 %	100.0	2020	WPS	135.7	(22.9)	—
WPS	Badger Hollow I [4]	66.7 %	100.0	2021	WPS	146.0	(19.0)	—
WPS	Red Barn [3]	90.0 %	82.4	2023	WPS	150.7	(12.8)	—
WE	West Riverside [2] [5]	27.5 %	190.2	2023 & 2024	WPL	223.6	(36.7)	2.2
WE	Badger Hollow II [4]	66.7 %	100.0	2023	WE	179.3	(11.8)	—
WE, WPS	Paris Solar [4]	90.0 %	180.0	2024	WE	359.3	(11.0)	—
WE, WPS	Paris Battery	90.0 %	99.0	2025	WE	236.8	(5.5)	—
WE, WPS	Darien Solar [4]	90.0 %	225.0	2025	WE	460.1	(10.7)	—

[1]   We Power leases its ownership interest in ER 1 and ER 2 to WE.

(2) Capacity is based on rated capacity, which is the net power output under average operating conditions with equipment in an average state of repair as of a given month in a given year. Values are primarily based on the net dependable expected capacity ratings for summer 2026 established by tests and may change slightly from year to year. The summer period is the most relevant for capacity planning purposes. This is a result of continually reaching demand peaks in the summer months, primarily due to air conditioning demand.

(3) Capacity for wind generating facilities is based on nameplate capacity, which is the amount of energy a turbine should produce at optimal wind speeds.

(4) Capacity for solar generating facilities is based on nameplate capacity, which is the maximum output that a generator should produce at continuous full power.

(5) WE acquired a 13.8% ownership interest in June 2023 and acquired an additional 13.7% ownership interest in May 2024. See Note 2, Acquisitions, for more information.

Information related to jointly owned utility facilities approved by the PSCW at December 31, 2025 was as follows:

Company	Jointly-Owned Utility Facilities	Ownership	Share of Capacity (MW)	Date of Expected In-Service	CWIP
(in millions, except for percentages and MW)					
WE, WPS	Koshkonong Solar	**90.0 %**	**270.0**	**2026**	$ **460.6**
WE, WPS	Koshkonong Battery	**90.0 %**	**149.0**	**2027**	**150.7**
WE, WPS	Darien Battery	**90.0 %**	**68.0**	**2027**	**68.3**
WE, WPS	High Noon Solar	**90.0 %**	**270.0**	**2027**	**404.2**
WE, WPS	High Noon Battery	**90.0 %**	**149.0**	**2027**	**150.8**
WE, WPS	Ursa Solar Electric Generation Facility	**90.0 %**	**180.0**	**2027**	**57.1**
WE, WPS	Saratoga Solar	**90.0 %**	**135.0**	**2028**	**39.2**
WE, WPS	Saratoga Battery	**90.0 %**	**45.0**	**2028**	**53.2**
WE, WPS	Badger Hollow Wind Energy Generation Facility	**90.0 %**	**100.0**	**2027**	**50.0**
WE, WPS	Whitetail	**90.0 %**	**60.0**	**2027**	**9.0**

NOTE 9—ASSET RETIREMENT OBLIGATIONS

Our utilities have recorded AROs primarily for the removal of natural gas distribution mains and service pipes (including asbestos and PCBs); asbestos abatement at certain generation and substation facilities, office buildings, and service centers; the removal and dismantlement of a biomass generation facility; the dismantling of wind and solar generation projects; the removal and dismantlement of a battery storage facility; the disposal of PCB-contaminated transformers; the closure of CCR landfills at certain generation facilities; and the removal of above ground and underground storage tanks. Regulatory assets and liabilities are established by our utilities to record the differences between ongoing expense recognition under the ARO accounting rules and the ratemaking practices for retirement costs authorized by the applicable regulators.

WECI has also recorded AROs for the dismantling of our non-utility renewable generation projects.

The following table shows changes to our AROs during the years ended December 31:

(in millions)	2025	2024	2023
Balance as of January 1	$ **580.0**	$ 374.2	$ 479.3
Accretion	**26.6**	18.8	17.2
Additions	**29.6**	192.7 [1]	24.0
Revisions to estimated cash flows	**23.7**	6.4	(133.5) [2]
Liabilities settled	**(12.9)**	(12.1)	(12.8)
Balance as of December 31	$ **647.0**	$ 580.0	$ 374.2

(1) AROs increased primarily as a result of AROs being recorded related to the new EPA CCR Rule that was enacted in April 2024. See Note 24, Commitments and Contingencies, for more information.

(2) AROs decreased primarily due to revisions made to estimated cash flows for changes in removal cost estimates and settlements dates for mains and services at PGL and NSG.

NOTE 10—GOODWILL AND INTANGIBLES

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable net assets acquired. The table below shows our goodwill balances by segment at December 31, 2025. We had no changes to the carrying amount of goodwill during the years ended December 31, 2025 and 2024.

(in millions)	Wisconsin	Illinois	Other States	Non-Utility Energy Infrastructure	Total
Goodwill [1]	$ 2,104.3	$ 758.7	$ 183.2	$ 6.6	$ 3,052.8

[1]   We had no accumulated impairment losses related to our goodwill as of December 31, 2025.

During the third quarter of 2025, annual impairment tests were completed at all of our reporting units that carried a goodwill balance as of July 1, 2025. No impairments resulted from these tests.

Other Indefinite-Lived Intangible Assets

At December 31, 2025 and 2024, we had $44.4 million and $29.3 million, respectively, of other indefinite-lived intangible assets included in other long-term assets on our balance sheets. These assets consist of $24.1 million of spectrum frequencies, which enable our utilities to transmit data and voice communications over a wavelength dedicated to us throughout our service territories. We also have $5.2 million of other indefinite-lived intangible assets, consisting of a MGU trade name from a previous acquisition. In October 2025, we entered into an option agreement for exclusive rights to purchase land for future generation development in Wisconsin. We made the first annual option payment and incurred costs of $15.1 million during 2025, with a right to exercise our option on or before December 31, 2030.

Finite-Lived Intangible Asset

At December 31, 2025 and 2024, we had a finite-lived intangible asset with a gross carrying amount of $18.8 million and $13.0 million, respectively, related to a PPA for Maple Flats acquired by WECI in November 2024. The PPA will be amortized over a useful life of 15 years and expires in 2039. At December 31, 2025 and 2024, accumulated amortization related to the intangible asset was not material. This finite-lived intangible asset is included in other long-term assets on our balance sheet. Amortization expense related to the intangible asset was not material for the year ended December 31, 2025 and 2024. Amortization expense to be recorded as a decrease to operating revenues is expected to be $1.3 million in each of the next five years. See Note 2, Acquisitions, for more information on the acquisition of Maple Flats.

Intangible Liabilities

The intangible liabilities below were all obtained through acquisitions by WECI.

	December 31, 2025			December 31, 2024		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
PPAs [1]	$ 751.2	$ (176.5)	$ 574.7	$ 679.6	$ (119.3)	$ 560.3
Proxy revenue swap [2]	7.2	(4.9)	2.3	7.2	(4.2)	3.0
Interconnection agreements [3]	4.7	(1.4)	3.3	4.7	(1.2)	3.5
Total intangible liabilities	$ 763.1	$ (182.8)	$ 580.3	$ 691.5	$ (124.7)	$ 566.8

[1]   Represents PPAs related to the acquisition of Blooming Grove, Tatanka Ridge, Jayhawk, Thunderhead, Samson I, Sapphire Sky, Delilah I, and Hardin III expiring between 2030 and 2040. The weighted-average remaining useful life of the PPAs is 10 years. See Note 2, Acquisitions, for more information on recent WECI acquisitions.

[2]   Represents an agreement with a counterparty to swap the market revenue of Upstream's wind generation for fixed quarterly payments over 10 years, which expires in 2029. The remaining useful life of the proxy revenue swap is three years.

[3]   Represents interconnection agreements related to the acquisitions of Tatanka Ridge and Bishop Hill III, expiring in 2040 and 2041, respectively. These agreements relate to payments for connecting our facilities to the infrastructure of another utility to facilitate the movement of power onto the electric grid. The weighted-average remaining useful life of the interconnection agreements is 15 years.

Amortization related to these intangible liabilities for the years ended December 31, 2025, 2024, and 2023 was $58.1 million, $53.7 million, and $50.6 million, respectively. Amortization for the next five years is estimated to be:

	For the Years Ending December 31				
(in millions)	2026	2027	2028	2029	2030
Amortization to be recorded as an increase to operating revenues	$ 59.9	$ 59.9	$ 59.9	$ 59.9	$ 59.9
Amortization to be recorded as a decrease to other operation and maintenance	0.2	0.2	0.2	0.2	0.2

NOTE 11—COMMON EQUITY

Stock-Based Compensation

The following table summarizes our pre-tax stock-based compensation expense and the related tax benefit recognized in income for the years ended December 31:

(in millions)	2025	2024	2023
Stock options	$ 4.1	$ 4.9	$ 5.3
Restricted stock	6.2	7.6	6.6
Performance units	37.9	26.8	(2.2) [1]
Stock-based compensation expense	$ 48.2	$ 39.3	$ 9.7
Related tax benefit	$ 13.2	$ 10.8	$ 2.7

[1] The reduction in expense was due to a decrease in the fair value of the outstanding performance units.

Stock-based compensation costs capitalized during 2025, 2024, and 2023 were not significant.

Stock Options

The following is a summary of our stock option activity during 2025:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2025	2,916,902	$ 82.32		
Granted	231,024	94.55		
Exercised	(575,758)	67.92		
Forfeited	(1,351)	91.11		
Expired	(1,330)	52.90		
Outstanding as of December 31, 2025	2,569,487	86.65	5.3	$ 48.3
Exercisable as of December 31, 2025	1,937,953	85.29	4.4	$ 39.1

The aggregate intrinsic value of outstanding and exercisable options in the above table represents the total pre-tax intrinsic value that would have been received by the option holders had they exercised all of their options on December 31, 2025. This is calculated as the difference between our closing stock price on December 31, 2025, and the option exercise price, multiplied by the number of in-the-money stock options. The intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $22.8 million, $11.2 million, and $5.2 million, respectively. The tax benefit from option exercises for the same years was approximately $6.3 million, $3.1 million, and $1.4 million, respectively. These amounts do not account for the compensation limitations under Internal Revenue Code Section 162(m).

As of December 31, 2025, approximately $1.4 million of unrecognized compensation cost related to unvested and outstanding stock options was expected to be recognized over the next 1.7 years on a weighted-average basis.

During the first quarter of 2026, the Compensation Committee awarded 269,085 non-qualified stock options with a weighted-average exercise price of $106.09 and a weighted-average grant date fair value of $21.20 per option to certain of our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

Restricted Shares

The following restricted stock activity occurred during 2025:

Restricted Shares	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of January 1, 2025	105,242	$ 87.61
Granted	79,170	94.55
Released	(58,725)	88.48
Forfeited	(6,774)	90.88
Outstanding and unvested as of December 31, 2025	118,913	91.61

The intrinsic value of restricted stock released was $5.7 million, $8.6 million, and $5.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. The tax benefit from released restricted shares for the same years was $1.6 million, $2.4 million, and $1.6 million, respectively. These amounts do not account for the compensation limitations under Internal Revenue Code Section 162(m).

As of December 31, 2025, approximately $4.9 million of unrecognized compensation cost related to unvested and outstanding restricted stock was expected to be recognized over the next 1.7 years on a weighted-average basis.

During the first quarter of 2026, the Compensation Committee awarded 75,222 restricted shares to certain of our directors, officers, and other key employees under its normal schedule of awarding long-term incentive compensation. The grant date fair value of these awards was $106.09 per share.

Performance Units

During 2025, 2024, and 2023, the Compensation Committee awarded 185,945; 205,051; and 157,035 performance units, respectively, to officers and other key employees under the WEC Energy Group Performance Unit Plan.

Performance units with an intrinsic value of $15.4 million, $2.4 million, and $10.2 million were settled during 2025, 2024, and 2023, respectively. The tax benefit from the distribution of performance units for the same years was $3.8 million, $0.6 million, and $2.6 million, respectively.

At December 31, 2025, we had 502,733 performance units outstanding, including dividend equivalents. A liability of $57.1 million was recorded on our balance sheet at December 31, 2025 related to these outstanding units. As of December 31, 2025, approximately $31.3 million of unrecognized compensation cost related to unvested and outstanding performance units was expected to be recognized over the next 1.7 years on a weighted-average basis.

During the first quarter of 2026, we settled performance units with an intrinsic value of $25.2 million. The tax benefit from the distribution of these awards was $5.7 million. This amount and the tax benefits disclosed above do not account for the compensation limitations under Internal Revenue Code Section 162(m). In January 2026, the Compensation Committee also awarded 182,146 performance units to certain of our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

Restrictions

Our ability as a holding company to pay common stock dividends primarily depends on the availability of funds received from our utility subsidiaries, We Power, Bluewater, ATC Holding, and WECI. Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. All of our utility subsidiaries, with the exception of UMERC and MGU, are prohibited from loaning funds to us, either directly or indirectly.

In accordance with their most recent rate orders, WE, WPS, and WG may not pay common dividends above the test year forecasted amounts reflected in their respective rate cases, if it would cause their average common equity ratio, on a financial basis, to fall below their authorized level of 53.0%. A return of capital in excess of the test year amount can be paid by each company at the end of the year provided that their respective average common equity ratios do not fall below the authorized level.

WE may not pay common dividends to us under WE's Restated Articles of Incorporation if any dividends on its outstanding preferred stock have not been paid. In addition, pursuant to the terms of WE's 3.60% Serial Preferred Stock, WE's ability to declare common dividends would be limited to 75% or 50% of net income during a 12-month period if its common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

NSG's long-term debt obligations contain provisions and covenants restricting the payment of cash dividends and the purchase or redemption of its capital stock.

The long-term debt obligations of UMERC, Bluewater Gas Storage, and ATC Holding contain a provision requiring them to maintain a total funded debt to capitalization ratio of 65% or less.

The long-term debt obligations of WECI Wind Holding I, WECI Wind Holding II, and WECI Energy Holding III contain various conditions that must be met prior to them making any cash distributions. Included in these provisions is a requirement to maintain a debt service coverage ratio of 1.2 or greater prior to the distribution.

WEC Energy Group has the option to defer interest payments on its 2024A Junior Notes, 2024B Junior Notes, and 2025 Junior Notes, from time to time, for one or more periods of up to 10 consecutive years per period. During any period in which it defers interest payments, it may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, its common stock.

See Note 13, Short-Term Debt and Lines of Credit, for discussion of certain financial covenants related to short-term debt obligations.

As of December 31, 2025, restricted net assets of our consolidated subsidiaries totaled approximately $14 billion. Our equity in undistributed earnings of investees accounted for by the equity method was approximately $615 million.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

Common Stock

As of January 1, 2024, we began issuing new shares of common stock to fulfill our obligations under various stock-based employee benefit and compensation plans and to provide shares to participants in our dividend reinvestment and stock purchase plan. During 2023, we instructed our independent agents to purchase shares on the open market to fulfill obligations under these plans. As such, no new shares of common stock were issued during the year ended December 31, 2023.

In August 2024, we entered into an EDA, under which we could offer and sell, from time to time, shares of our common stock having an aggregate sales price of up to $1.5 billion through an at-the-market offering program, which included an equity forward sales component. This EDA was terminated on October 31, 2025. Prior to its termination, we issued 7,610,457 shares of common stock under this EDA and received proceeds of $797.3 million, which was net of $9.2 million of commissions and other fees. We did not enter into any forward sales agreements under the August 2024 EDA.

In connection with our termination of the August 2024 EDA, we entered into a new EDA on October 31, 2025, under which we may offer and sell, from time to time, shares of our common stock having an aggregate sales price of up to $3.0 billion through an at-the-market offering program, which also includes an equity forward sales component and a collared forward sales component. We may offer and sell our common shares through the sales agents party to the EDA during the term of the agreement. The October 2025 EDA will terminate upon the earliest of (i) the sale of all common stock subject to the EDA, (ii) termination of the EDA pursuant to its terms, or (iii) October 31, 2028. Actual sales of common stock under the EDA will depend on a variety of factors, including market conditions, the trading price of our common stock, capital needs, and our determination of the appropriate sources of funding. As of December 31, 2025, we had not issued any shares of common stock under the October 2025 EDA.

In November 2025, we entered into a forward sales contract pursuant to our October 2025 EDA. Pursuant to the terms of the contract, 58,533 shares were sold with an initial forward price of $110.7748 per share. The initial forward price is subject to adjustment on a daily basis based on a floating interest rate factor and will decrease by other fixed amounts as specified in the contract. No amounts are recorded on our balance sheet with respect to this contract until actual settlement occurs. The contract requires us to, at our election on or before June 30, 2027, either (i) physically settle the transaction by issuing shares of our stock in exchange for net cash proceeds at the then-applicable forward sales price or (ii) net settle the transaction through the delivery or receipt of cash or shares in accordance with the contract provisions. As of December 31, 2025, no shares were settled under this contract. At December 31, 2025, we could have settled this forward sales contract with physical delivery of 58,533 shares of common stock to the counterparties in exchange for cash proceeds of $6.5 million. The forward sales contract could have alternatively been settled with delivery of approximately $0.3 million of cash or approximately 3,084 shares of common stock to us, if we had elected to net cash or net share settle, respectively, at December 31, 2025.

Any shares offered and sold under our EDAs were done pursuant to our registration statement on Form S-3 filed with the SEC on August 5, 2024 and the related prospectus supplements.

We had the following changes to our outstanding common stock during the years ended December 31, 2025 and 2024:

	2025	2024
Common stock shares outstanding at beginning of period	317,680,855	315,434,531
Shares issued:		
At-the-market offering program	6,579,783	1,030,674
Stock-based compensation	609,995	455,474
401(k)	247,889	336,800
Stock investment plan	342,997	423,376
Common stock shares outstanding at end of period	325,461,519	317,680,855

The following is a summary of shares purchased to fulfill exercised stock options and restricted stock awards during the years ended December 31:

(in millions, except share amounts)	2025	2024	2023
Shares purchased	13,795	23,292	182,795
Cost of shares purchased	$ 1.3	$ 3.2	$ 16.6

During the year ended December 31, 2025, our Board of Directors declared common stock dividends which are summarized below:

Date Declared	Date Payable	Per Share	Period
January 16, 2025	March 1, 2025	$0.8925	First quarter
April 17, 2025	June 1, 2025	$0.8925	Second quarter
July 17, 2025	September 1, 2025	$0.8925	Third quarter
October 16, 2025	December 1, 2025	$0.8925	Fourth quarter

On January 22, 2026, our Board of Directors declared a quarterly cash dividend of $0.9525 per share, which equates to an annual dividend of $3.81 per share. The dividend is payable on March 1, 2026, to shareholders of record on February 13, 2026.

Earnings Per Share

The following table shows the computation of our basic and diluted EPS for the years ended December 31:

(in millions, except per share amounts)	2025	2024	2023
Numerator:			
Net income attributed to common shareholders	$ 1,557.5	$ 1,527.2	$ 1,331.7
Denominator:			
Weighted average basic shares outstanding	321.9	316.2	315.4
Dilutive effect of stock-based compensation awards	0.6	0.3	0.5
Dilutive effect of convertible senior notes	1.3	—	—
Weighted average diluted shares	323.8	316.5	315.9
Basic EPS	$ 4.84	$ 4.83	$ 4.22
Diluted EPS	$ 4.81	$ 4.83	$ 4.22

NOTE 12—PREFERRED STOCK

The following table shows preferred stock authorized and outstanding at December 31, 2025 and 2024:

(in millions, except share and per share amounts)	Shares Authorized	Shares Outstanding	Redemption Price Per Share	Total
WEC Energy Group				
$0.01 par value Preferred Stock	15,000,000	—	—	$ —
WE				
$100 par value, Six Per Cent. Preferred Stock	45,000	44,498	—	4.4
$100 par value, Serial Preferred Stock 3.60% Series	2,286,500	260,000	$ 101	26.0
$25 par value, Serial Preferred Stock	5,000,000	—	—	—
WPS				
$100 par value, Preferred Stock	1,000,000	—	—	—
PGL				
$100 par value, Cumulative Preferred Stock	430,000	—	—	—
NSG				
$100 par value, Cumulative Preferred Stock	160,000	—	—	—
Total				$ 30.4

NOTE 13—SHORT-TERM DEBT AND LINES OF CREDIT

The following table shows our short-term borrowings and their corresponding weighted-average interest rates as of December 31:

(in millions, except percentages)	2025	2024
Commercial paper		
Amount outstanding at December 31	$ 1,921.3	$ 1,114.4
Average interest rate on amounts outstanding at December 31	3.89 %	4.63 %
Operating expense loans		
Amount outstanding at December 31 [1]	$ 3.4	$ 2.2

[1] Coyote Ridge, Tatanka Ridge, Samson I, and Jayhawk have entered into operating expense loans. In accordance with their limited liability company operating agreements, they received loans from the holders of their noncontrolling interests in proportion to their ownership interests.

Our average amount of commercial paper borrowings based on daily outstanding balances during 2025, was $1,124.2 million with a weighted-average interest rate during the period of 4.43%.

WEC Energy Group, WE, PGL, WPS, and WG have entered into bank back-up credit facilities to maintain short-term credit liquidity which, among other terms, require them to maintain, subject to certain exclusions, a total funded debt to capitalization ratio of 70.0%, 65.0%, 65.0%, 65.0%, and 65.0% or less, respectively. As of December 31, 2025, all companies were in compliance with their respective ratio.

The information in the table below relates to our revolving credit facilities used to support our commercial paper borrowing programs, including remaining available capacity under these facilities as of December 31:

(in millions)	Maturity	2025
Revolving credit facility (WEC Energy Group) [1] [2] [3]	August 2030	$ 1,700.0
Revolving credit facility (WE) [1] [2]	August 2030	800.0
Revolving credit facility (PGL) [1] [2]	August 2030	600.0
Revolving credit facility (WPS) [1] [2]	August 2030	450.0
Revolving credit facility (WG) [1] [4]	August 2030	350.0
Total short-term credit capacity		$ 3,900.0
Less:		
Letters of credit issued inside credit facilities		$ 2.3
Commercial paper outstanding		1,921.3
Available capacity under existing facilities		$ 1,976.4

[1] These revolving credit facilities have a renewal provision for two extensions, subject to lender approval. Each extension is for a period of one year.

[2] In August 2025, the capacity of the credit facilities for each of WEC Energy Group, WE, PGL, and WPS was increased to $1,700.0 million, $800.0 million, $600.0 million, and $450.0 million, respectively, and the maturity for each facility was extended to August 2030.

[3] In August 2025, WEC Energy Group terminated its $200.0 million bilateral credit facility.

[4] In August 2025, WG extended the maturity of its credit facility to August 2030.

The bank back-up credit facilities contain customary covenants, including certain limitations on the respective companies' ability to sell assets. The credit facilities also contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, Employee Retirement Income Security Act of 1974 defaults, and change of control. In addition, pursuant to the terms of WEC Energy Group's credit agreement, we must ensure that certain of our subsidiaries comply with several of the covenants contained therein.

NOTE 14—LONG-TERM DEBT

The following table is a summary of our long-term debt outstanding as of December 31:

(in millions)	Maturity Date	2025 Weighted Average Interest Rate	2025 Balance	2024 Weighted Average Interest Rate	2024 Balance
WEC Energy Group Senior Notes (unsecured)	2026-2033	3.96 %	$ 6,325.0	4.13 %	$ 6,045.0
WEC Energy Group Junior Notes (unsecured) [1] [2]	2055-2056	6.24 %	1,350.0	6.72 %	750.0
WE Debentures (unsecured)	2028-2095	4.55 %	4,485.0	4.55 %	3,935.0
WEPCo Environmental Trust (secured, nonrecourse) [5] [10]	2026-2035	1.58 %	78.8	1.58 %	88.0
WPS Senior Notes (unsecured)	2028-2051	3.99 %	1,975.0	4.17 %	2,275.0
WG Debentures (unsecured)	2028-2046	4.34 %	940.0	3.92 %	840.0
PGL First and Refunding Mortgage Bonds (secured) [3]	2027-2047	3.56 %	1,995.0	3.56 %	1,995.0
NSG First Mortgage Bonds (secured) [4]	2027-2043	3.81 %	177.0	3.81 %	177.0
MERC Senior Notes (unsecured)	2027-2047	3.64 %	210.0	3.04 %	210.0
MGU Senior Notes (unsecured)	2027-2047	4.38 %	190.0	3.45 %	175.0
UMERC Senior Notes (unsecured)	2029-2035	4.23 %	280.0	3.26 %	160.0
Bluewater Gas Storage Senior Notes (unsecured) [5]	2026-2047	4.07 %	128.0	4.07 %	131.9
ATC Holding Senior Notes (unsecured)	2028-2030	4.02 %	390.0	4.05 %	475.0
We Power Subsidiaries Notes (secured, nonrecourse) [5] [6]	2026-2041	5.71 %	769.9	5.67 %	814.3
WECC Notes (unsecured)	2028	6.94 %	50.0	6.94 %	50.0
WECI Wind Holding I Senior Notes (secured, nonrecourse) [5] [7]	2026-2032	2.75 %	202.1	2.75 %	246.4
WECI Wind Holding II Senior Notes (secured, nonrecourse) [5] [8]	2026-2031	6.38 %	147.9	6.38 %	167.6
WECI Energy Holding III Senior Notes (secured, nonrecourse) [5] [9]	2026-2039	5.73 %	446.2	5.73 %	488.7
Total			**20,139.9**		19,023.9
Jayhawk acquisition			7.5		7.5
Unamortized debt issuance costs			(110.4)		(103.2)
Unamortized discount, net and other			(19.5)		(21.1)
Total long-term debt, including current portion			**20,017.5**		18,907.1
Current portion of long-term debt			(1,519.4)		(1,729.0)
Total long-term debt			$ **18,498.1**		$ 17,178.1

[1] In November 2025, we issued our 2025 Junior Notes. Our 2025 Junior Notes are fixed-to-fixed reset rate junior subordinated notes. The rate for our 2025 Junior Notes was 5.625% as of December 31, 2025. The rate for our 2025 Junior Notes will reset on May 15, 2031; provided the reset rate will not be less than 5.625%.

[2] In December 2024, we issued our 2024A Junior Notes and 2024B Junior Notes. Our 2024A Junior Notes and 2024B Junior Notes are fixed-to-fixed reset rate junior subordinated notes. The rate for our 2024A Junior Notes was 6.69% as of December 31, 2025. The rate for our 2024A Junior Notes will reset on June 15, 2030. The rate for our 2024B Junior Notes was 6.74% as of December 31, 2025. The rate for our 2024B Junior Notes will reset on June 15, 2035.

[3] PGL's First Mortgage Bonds are subject to the terms and conditions of PGL's First Mortgage Indenture dated January 2, 1926, as supplemented. Under the terms of the Indenture, substantially all property owned by PGL is pledged as collateral for these outstanding debt securities.

PGL has used certain First Mortgage Bonds to secure tax exempt interest rates. The Illinois Finance Authority has issued Tax Exempt Bonds, and the proceeds from the sale of these bonds were loaned to PGL. In return, PGL issued $100 million of collateralized First Mortgage Bonds.

[4] NSG's First Mortgage Bonds are subject to the terms and conditions of NSG's First Mortgage Indenture dated April 1, 1955, as supplemented. Under the terms of the Indenture, substantially all property owned by NSG is pledged as collateral for these outstanding debt securities.

[5] The long-term debt of Bluewater, WECI Wind Holding I, WECI Wind Holding II, WECI Energy Holding III, WEPCo Environmental Trust, and We Power's subsidiaries requires periodic principal payments.

[6] We Power's subsidiaries' senior notes are secured by a collateral assignment of the leases between We Power's subsidiaries and WE related to PWGS and ERGS, as applicable.

[7] WECI Wind Holding I's Senior Notes are secured by a first priority security interest in the ownership interest of its subsidiaries, as well as a pledge of equity in WECI Wind Holding I.

[8] WECI Wind Holding II's Senior Notes are secured by a first priority security interest in the ownership interest of its subsidiaries, as well as a pledge of equity in WECI Wind Holding II.

[9] WECI Energy Holding III's Senior Notes are secured by a first priority security interest in the ownership interest of its subsidiaries, as well as a pledge of equity in WECI Energy Holding III.

[10] WEPCo Environmental Trust's ETBs are secured by a pledge of and lien on environmental control property, which includes the right to impose, collect and receive a non-bypassable environmental control charge paid by all of WE's retail electric distribution customers, the right to obtain true-up adjustments of the environmental control charges, and all revenues or other proceeds arising from those rights and interests. See Note 23, Variable Interest Entities, for more information.

We amortize debt premiums, discounts, and debt issuance costs over the life of the debt and we include the costs in interest expense.

In December 2024, the DOE issued to WE a conditional commitment for a federal loan guarantee for up to $2.5 billion of borrowings that would be used by WE to fund a portion of the costs to construct certain utility-scale renewable generation projects. The conditional commitment was issued pursuant to provisions of the IRA. Under the conditional commitment, the guaranteed borrowings would be senior, unsecured borrowings of WE made through the Federal Financing Bank and reduce WE's issuance of senior, unsecured obligations in the capital markets. Final approval and issuance of a loan guarantee by the DOE is subject to numerous conditions, including negotiation of definitive agreements, completion of due diligence by the DOE, receipt of any necessary regulatory approvals, and the satisfaction of other conditions. While we continue to work with the DOE, there can be no assurance that the DOE will issue the loan guarantee for WE.

WEC Energy Group, Inc.

In June 2025, the remaining $120.0 million outstanding of our 3.55% Senior Notes, due June 15, 2025, matured, and principal and accrued interest were paid with proceeds received from issuing commercial paper.

In September 2025, our $500.0 million of 5.00% Senior Notes due September 27, 2025, matured, and principal and accrued interest were paid with proceeds received from issuing commercial paper.

In November 2025, we issued $600.0 million of 5.625% 2025 Junior Notes due May 15, 2056, and used the net proceeds to repay short-term debt and for other general corporate purposes.

In January 2026, our $1,000.0 million of 4.75% Senior Notes due January 9, 2026, matured, and principal and accrued interest were paid with proceeds received from issuing commercial paper.

Convertible Senior Notes

2028 Notes – In June 2025, we issued $900.0 million of 2028 Notes. The 2028 Notes are senior unsecured obligations and bear interest at an annual rate of 3.375%, payable semiannually beginning on December 1, 2025. Proceeds from the offering were used to repay short-term debt and for other general corporate purposes.

The 2028 Notes will mature on June 1, 2028, unless earlier converted or repurchased in accordance with their terms. No sinking fund is provided for the 2028 Notes. Upon the occurrence of a fundamental change, as defined in the related indenture, holders may require us to repurchase for cash all or any portion of their 2028 Notes. We may not redeem the 2028 Notes prior to their maturity date. Any fundamental change repurchases of the 2028 Notes will be at a price equal to 100% of the principal amount, plus accrued and unpaid interest.

Holders may convert all or any portion of their notes at their option at any time prior to the close of business on the business day immediately preceding March 1, 2028, only under the following circumstances:

- During any calendar quarter commencing after the calendar quarter ending on September 30, 2025, (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price of such series of notes on each applicable trading day;
- During the five consecutive business day period immediately after any ten consecutive trading day period (measurement period) in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder or holders, for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate of such series of notes on each such trading day; or
- Upon the occurrence of specified corporate events, as defined in the related indenture.

Holders may convert all or any portion of their notes at any time, regardless of the foregoing circumstances, on or after March 1, 2028, until the close of business on the second scheduled trading day immediately preceding the maturity date.

Upon conversion, we will pay cash up to the aggregate principal amount of the notes to be converted and pay or deliver cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

The initial conversion rate for the 2028 Notes is 7.7901 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $128.37 per share of our common stock. The conversion rate is subject to adjustment upon the occurrence of certain specified events, as defined in the related indenture, but will not be adjusted for any accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change, as defined in the related indenture, we will, in certain circumstances, increase the conversion rate by a number of additional shares of common stock for conversions in connection with the make-whole fundamental change.

2027 Notes and 2029 Notes – In the second quarter of 2024, we issued $862.5 million of 2027 Notes and $862.5 million of 2029 Notes. The 2027 Notes and 2029 Notes are senior unsecured obligations and bear interest at an annual rate of 4.375%, payable semiannually beginning on December 1, 2024. Proceeds from the offerings were used to repay short-term debt and for general corporate purposes.

The 2027 Notes will mature on June 1, 2027, and the 2029 Notes will mature on June 1, 2029, unless earlier converted or repurchased in accordance with their terms, or in the case of the 2029 Notes, redeemed by us. No sinking fund is provided for either series of the notes. Upon the occurrence of a fundamental change, as defined in the related indenture, holders may require us to repurchase for cash all or any portion of their 2027 or 2029 Notes. We may not redeem the 2027 Notes prior to their maturity date. We may redeem for cash all or part of the 2029 Notes, at our option, on or after June 1, 2027 and on or before the 41st scheduled trading day immediately preceding their maturity date, if the last reported sale price per share of our common stock has been at least 130% of the conversion price of the 2029 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period. Any redemptions or fundamental change repurchases of the 2027 Notes or 2029 Notes will be at a price equal to 100% of the principal amount, plus accrued and unpaid interest.

Holders may convert all or any portion of their notes at their option at any time prior to the close of business on the business day immediately preceding March 1, 2027, in the case of the 2027 Notes, and March 1, 2029, in the case of the 2029 Notes, only under the following circumstances:

- During any calendar quarter commencing after the calendar quarter ending on September 30, 2024 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price of such series of notes on each applicable trading day;

- During the five consecutive business day period immediately after any ten consecutive trading day period (measurement period) in which the trading price per $1,000 principal amount of notes of such series for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate of such series of notes on each such trading day;

- Upon the occurrence of specified corporate events, as defined in the related indenture;

- In the case of the 2029 Notes only, if we call any of the 2029 Notes for redemption, at any time prior to the close of business on the second scheduled trading day prior to the redemption date, but only with respect to the 2029 Notes called (or deemed called) for redemption.

Holders may convert all or any portion of their notes at any time, regardless of the foregoing circumstances, on or after March 1, 2027, in the case of the 2027 Notes, or March 1, 2029, in the case of the 2029 Notes, until the close of business on the second scheduled trading day immediately preceding the maturity date of such series of notes.

Upon conversion, we will pay cash up to the aggregate principal amount of the notes to be converted and pay or deliver cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election, in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

The initial conversion rate for both the 2027 Notes and 2029 Notes is 10.1243 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $98.77 per share of our common stock. The conversion rate is subject to adjustment upon the occurrence of certain specified events, as defined in the related indenture, but will not be adjusted for accrued and unpaid interest. In addition, upon the occurrence of a make-whole fundamental change, as defined in the related indenture, we will, in certain circumstances, increase the conversion rate by a number of additional shares of common stock for conversions in connection with the make-whole fundamental change.

As of December 31, 2025, the conditions allowing holders to convert their notes were not met. In accordance with the guidance in ASC Subtopic 470-20, Debt – Debt with Conversion and Other Options, the 2027 Notes, 2028 Notes, and 2029 Notes were accounted for in their entirety as a liability on our balance sheet. The following is a summary of our convertible debt instruments as of December 31, 2025:

(in millions)	Principal Amount	Unamortized Debt Issuance Costs	Net Carrying Amount	Fair Value Amount [1]
2027 Notes	$ 862.5	$ (4.7)	$ 857.8	$ 977.8
2028 Notes	900.0	(8.5)	891.5	912.6
2029 Notes	862.5	(6.8)	855.7	1,011.7

[1] The fair values are categorized in Level 2 of the fair value hierarchy. See Note 1(r), Fair Value Measurements, for more information on the levels of the fair value hierarchy.

The following table provides a summary of the interest expense recorded for each of the 2027 Notes, 2028 Notes, and 2029 Notes for the year ended December 31:

(in millions)		2025		2024
2027 Notes				
Contractual interest expense	$	37.7	$	22.3
Amortization of debt issuance costs		3.3		1.9
Total interest expense – 2027 Notes		41.0		24.2
2028 Notes				
Contractual interest expense	$	17.0	$	—
Amortization of debt issuance costs		1.8		—
Total interest expense – 2028 Notes		18.8		—
2029 Notes				
Contractual interest expense		37.7		22.3
Amortization of debt issuance costs		2.0		1.2
Total interest expense – 2029 Notes	$	39.7	$	23.5

Wisconsin Electric Power Company

In June 2025, WE's $250.0 million of 3.10% Debentures, due June 1, 2025, matured, and outstanding principal and accrued interest were paid with proceeds received from issuing commercial paper.

In September 2025, WE issued $500.0 million of 4.15% Debentures, due October 15, 2030, and used the net proceeds to repay short-term debt and for other general corporate purposes.

In December 2025, WE issued $300.0 million of 3.95% Debentures, due March 1, 2029, and used the net proceeds to repay short-term debt and for other general corporate purposes.

Wisconsin Public Service Corporation

In November 2025, WPS's $300.0 million of 5.35% Senior Notes, due November 10, 2025, matured, and outstanding principal and accrued interest were paid with proceeds received from issuing commercial paper.

In January 2026, WPS issued $300.0 million of 4.25% Senior Notes, due January 15, 2031, and used the net proceeds to repay short-term debt and for other general corporate purposes.

Wisconsin Gas LLC

In September 2025, WG issued $175.0 million of 4.70% Debentures, due October 1, 2030, and $125.0 million of 5.39% Debentures, due October 1, 2035, and used the net proceeds to repay $200.0 million of WG's 3.53% Debentures that matured on September 30, 2025, and to repay short-term debt and for other general limited liability company purposes.

Minnesota Energy Resources Corporation

In April 2025, MERC issued $50.0 million of 5.20% Senior Notes, due May 1, 2030, and used the net proceeds to repay MERC's $50.0 million of 2.69% Senior Notes that matured on May 1, 2025.

Michigan Gas Utilities Corporation

In April 2025, MGU issued $75.0 million of 5.20% Senior Notes, due May 1, 2030, and used the net proceeds to repay MGU's $60.0 million of 2.69% Senior Notes that matured on May 1, 2025 and intercompany short-term debt to its parent, Integrys.

Upper Michigan Energy Resources Corporation

In August 2025, UMERC issued $80.0 million of 5.31% Senior Notes, due August 14, 2030, and $40.0 million of 5.93% Senior Notes, due August 14, 2035, and used the net proceeds to repay intercompany short-term debt to its parent, WEC Energy Group, and for other general corporate purposes.

ATC Holding LLC

In December 2025, ATC's $85.0 million of 4.18% Debentures, due December 20, 2025, matured, and outstanding principal and accrued interest were paid with a contribution received from WEC Energy Group.

Maturities of Long-Term Debt Outstanding

The following table shows the long-term debt securities maturing within one year of December 31, 2025:

(in millions)	Interest Rate	Maturity Date [1]	Principal Amount
WEC Energy Group Senior Notes (unsecured)	4.75%	January	$ 1,000.0
WEC Energy Group Senior Notes (unsecured)	5.60%	September	350.0
WEPCo Environmental Trust (secured, nonrecourse)	1.58%	Semi-annually	9.3
Bluewater Gas Storage Senior Notes (unsecured)	3.76%	Semi-annually	3.1
Bluewater Gas Storage Senior Notes (unsecured)	5.41%	Semi-annually	1.0
We Power Subsidiaries Notes – PWGS (secured, nonrecourse)	4.91%	Monthly	8.9
We Power Subsidiaries Notes – ERGS (secured, nonrecourse)	5.209%	Semi-annually	17.1
We Power Subsidiaries Notes – ERGS (secured, nonrecourse)	4.673%	Semi-annually	12.8
We Power Subsidiaries Notes – PWGS (secured, nonrecourse)	6.00%	Monthly	7.9
WECI Wind Holding I Senior Notes (secured, nonrecourse)	2.75%	Semi-annually	45.1
WECI Wind Holding II Senior Notes (secured, nonrecourse)	6.38%	Semi-annually	22.6
WECI Energy Holding III Senior Notes (secured, nonrecourse)	5.73%	Semi-annually	41.6
Total			$ 1,519.4

[1] Maturity dates listed as semi-annually and monthly are associated with debt that requires periodic principal payments.

The following table shows the future maturities of our long-term debt outstanding as of December 31, 2025:

(in millions)	Payments
2026	$ 1,519.4
2027	2,137.3
2028	3,203.2
2029	2,943.4
2030	1,691.9
Thereafter	8,644.7
Total	$ 20,139.9

Certain long-term debt obligations contain financial and other covenants related to payment of principal and interest when due, maintaining certain total funded debt to capitalization ratios, and various other obligations. Failure to comply with these covenants could result in an event of default, which could result in the acceleration of outstanding debt obligations.

NOTE 15—LEASES

In accordance with ASC Subtopic 980-842, Regulated Operations – Leases (Subtopic 980-842), the timing of expense recognition associated with our leases is modified to conform to the rate treatment. The difference between the lease expense that is allowed for rate-making purposes and the unadjusted lease expense calculated under Topic 842 is deferred as a regulatory asset on our balance sheets. For our finance leases, amortization of the right-of-use asset is modified so that the total of the imputed interest and amortization costs equals the lease expense that is allowed for rate-making purposes in accordance with Subtopic 980-842.

Obligations Under Operating Leases

We have recorded right of use assets and lease liabilities primarily associated with the following operating leases:

- Leases of office space, primarily related to several floors we are leasing in the Aon Center office building in Chicago, Illinois, through April 2039.
- Land we are leasing related to our Rothschild biomass plant through June 2051.
- Rail cars we are leasing to transport coal to various generating facilities through June 2027.
- Land we are leasing related to our utility and non-utility solar generation projects through May 2075.

The operating leases generally require us to pay property taxes, insurance premiums, and operating and maintenance costs associated with the leased property. Certain of our leases contain options for early termination or to renew past the initial term, as set forth in the lease agreements. These options are included in our calculation of the lease obligations if it is reasonably certain that they will be exercised.

Obligations Under Finance Leases

Land Leases – Utility Solar Generation

We have various land leases related to our investments in utility solar generation. Each lease has an initial term and one or more optional extensions. We expect the optional extensions to be exercised, and, as a result, all of the land leases are being amortized over an extended term which can range from 40 to 50 years. Once a solar project achieves commercial operation, the lease liability is remeasured to reflect the final total acres being leased. Our payments related to these leases are being recovered through rates.

Land Leases – Non-Utility Energy Infrastructure Solar Generation

We have various land leases related to our investments in non-utility solar generation. Each lease has an initial term and one or more optional extensions. We expect the optional extensions to be exercised, and, as a result, all of the land leases are being amortized over an extended term of approximately 50 years.

Amounts Recognized in the Financial Statements and Other Information

The components of lease expense and supplemental cash flow information related to our leases for the years ended December 31 are as follows:

(in millions)	2025		2024		2023
Finance lease expense					
Amortization of right of use assets [1]	$ **1.1**	$	0.2	$	—
Interest on lease liabilities [2]	**6.9**		1.8		0.8
Operating lease expense [3]	**7.8**		5.2		4.7
Short-term lease expense [3]	**0.2**		0.6		1.2
Total lease expense	$ **16.0**	$	7.8	$	6.7
Other information					
Cash paid for amounts included in the measurement of lease liabilities					
Operating cash flows from finance leases	$ **6.4**	$	1.8	$	0.8
Operating cash flows from operating leases	**7.5**		7.1		6.8
Financing cash flows from finance leases	**0.9**		—		—
Non-cash activities					
Right of use assets obtained in exchange for finance lease liabilities [4]	$ **63.8**	$	153.2	$	32.8
Right of use assets obtained in exchange for operating lease liabilities	**43.5**		2.6		18.3
Weighted-average remaining lease term – finance leases	**49.6 years**		50.2 years		49.4 years
Weighted-average remaining lease term – operating leases	**35.8 years**		25.1 years		22.4 years
Weighted-average discount rate – finance lease [5]	**6.0 %**		5.9 %		5.3 %
Weighted average discount rate – operating leases [5]	**6.3 %**		5.9 %		5.8 %

[1] Amortization of right of use assets was included as a component of depreciation and amortization expense.

[2] Interest on lease liabilities was included as a component of interest expense.

[3] Operating and short-term lease expense were included as a component of other operation and maintenance expense.

[4] Amounts are net of any reductions to right of use assets and finance lease liabilities resulting from remeasurements.

[5] Because our leases do not provide an implicit rate of return, we used an estimate of the fully collateralized incremental borrowing rates based upon information available for similarly rated companies in determining the present value of lease payments.

The following table summarizes our finance and operating lease right of use assets and obligations at December 31:

(in millions)	2025		2024	Balance Sheet Location
Right of use assets				
Operating lease right of use assets, net	$	69.5	$ 32.1	Other long-term assets
Finance lease right of use assets, net				
Land leases – utility solar generation	$	291.5	$ 235.8	
Land leases –non-utility energy infrastructure solar generation		42.3	43.5	
Other		1.7	2.0	
Total finance lease right of use assets, net [1]	$	335.5	$ 281.3	Property, plant, and equipment, net
Lease obligations				
Current operating lease liabilities	$	3.1	$ 4.3	Other current liabilities
Long-term operating lease liabilities	$	73.0	$ 37.5	Other long-term liabilities
Current finance lease liabilities				
Other	$	0.2	$ 0.2	Other current liabilities
Long-term finance lease liabilities				
Land leases – utility solar generation	$	327.3	$ 257.9	
Land leases –non-utility energy infrastructure solar generation		43.3	43.8	
Other		1.4	1.6	
Total long-term finance lease liabilities	$	372.0	$ 303.3	Finance lease obligations

[1] Amounts are net of accumulated amortization of $16.3 million and $10.0 million at December 31, 2025 and 2024, respectively.

Future minimum lease payments under our operating and finance leases and the present value of our net minimum lease payments as of December 31, 2025, were as follows:

(in millions)	Total Operating Leases	Land Leases - Utility Solar Generation	Land Leases - Non-Utility Energy Infrastructure Solar Generation	Other	Total Finance Leases
2026	$ 7.0	$ 9.5	$ 2.2	$ 0.3	$ 12.0
2027	6.3	13.8	2.3	0.3	16.4
2028	5.2	15.9	2.3	0.1	18.3
2029	5.2	16.2	2.3	0.1	18.6
2030	5.0	16.6	2.4	0.1	19.1
Thereafter	208.2	1,221.0	156.6	2.5	1,380.1
Total minimum lease payments	236.9	1,293.0	168.1	3.4	1,464.5
Less: Interest	(160.8)	(965.7)	(124.8)	(1.8)	(1,092.3)
Present value of minimum lease payments	76.1	327.3	43.3	1.6	372.2
Less: Short-term lease liabilities	(3.1)	—	—	(0.2)	(0.2)
Long-term lease liabilities	$ 73.0	$ 327.3	$ 43.3	$ 1.4	$ 372.0

As of February 20, 2026, we have not entered into any material leases that have not yet commenced.

NOTE 16—INCOME TAXES

We adopted the new disclosure provisions of ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, effective January 1, 2025. See Note 1(q), Income Taxes, for more information on the adoption of this ASU.

Income Tax Expense

The following table is a summary of the components of income tax expense for the years ended December 31:

(in millions)	2025	2024	2023
Current tax expense (benefit)			
Federal	$ (242.5)	$ (178.5)	$ (36.7)
State	(8.0)	(128.5)	21.9
Deferred tax expense, net			
Federal	240.9	386.2	130.1
State	135.6	152.5	99.8
ITCs, net	(8.0)	(9.7)	(10.5)
Total income tax expense	$ 118.0	$ 222.0	$ 204.6

Statutory Rate Reconciliation

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to income before income taxes as a result of the following:

	2025		2024		2023	
(in millions)	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
Income before income taxes	$ 1,673.5		$ 1,746.3		$ 1,536.3	
US federal statutory income tax rate	$ 351.9	21.0 %	$ 367.3	21.0 %	$ 322.6	21.0 %
State and local income taxes net of federal tax effect [1]	101.2	6.0 %	108.0	6.2 %	94.3	6.1 %
Tax credits						
PTCs, net [2]	(261.3)	(15.6)%	(200.1)	(11.5)%	(168.2)	(10.9)%
Other	(8.2)	(0.5)%	(10.0)	(0.6)%	(10.9)	(0.7)%
Nontaxable or nondeductible items						
AFUDC-Equity [3]	(21.0)	(1.3)%	(12.6)	(0.7)%	(12.4)	(0.8)%
Other	11.0	0.7 %	4.0	0.2 %	4.4	0.2 %
Changes in unrecognized tax benefits	(2.0)	(0.1)%	(0.4)	— %	(1.8)	(0.1)%
Other adjustments						
Federal excess deferred tax amortization [4]	(43.0)	(2.6)%	(36.7)	(2.1)%	(37.6)	(2.4)%
Other, net	(10.6)	(0.5)%	2.5	0.2 %	14.2	0.9 %
Total income tax expense	$ 118.0	7.1 %	$ 222.0	12.7 %	$ 204.6	13.3 %

[1] State taxes in Wisconsin made up the majority of the tax effect in this category.

[2] PTCs are an inflation adjusted US federal income tax credit for each kilowatt hour of electricity generated by certain renewable energy projects.

[3] AFUDC-Equity represents the cost of capital (i.e. ROE) that is added to the construction cost of an asset while it is being built. The tax benefit for regulated utilities from AFUDC-Equity is a regulatory gross-up to allow the recovery of income taxes on the equity portion of construction costs, even though it is not a tax deductible expense.

[4] The Tax Legislation required our regulated utilities to remeasure their deferred income taxes and we began to amortize the resulting excess deferred income taxes beginning in 2018, in accordance with normalization requirements. The decrease in income tax expense related to the amortization of the deferred tax benefits is offset by a decrease in revenue as the benefits are returned to customers, resulting in no impact on net income.

Deferred Income Tax Assets and Liabilities

The components of deferred income taxes as of December 31 were as follows:

(in millions)	2025	2024
Deferred tax assets		
Tax gross up – regulatory items	$ 416.9	$ 420.1
Future tax benefits	240.9	165.4
Deferred revenues	76.8	76.0
Other	206.1	167.9
Total deferred tax assets	940.7	829.4
Valuation allowance	(1.1)	(1.1)
Net deferred tax assets	$ 939.6	$ 828.3
Deferred tax liabilities		
Property-related	$ 5,041.5	$ 4,545.2
Investment in affiliates	1,143.6	1,103.9
Employee benefits and compensation	229.2	231.4
Deferred costs – plant retirements	178.0	194.3
Other	239.0	268.2
Total deferred tax liabilities	6,831.3	6,343.0
Deferred tax liability, net	$ 5,891.7	$ 5,514.7

Consistent with ratemaking treatment, deferred taxes related to our regulated utilities in the table above are offset for temporary differences that have related regulatory assets and liabilities.

The components of net deferred tax assets associated with federal and state tax benefit carryforwards as of December 31, 2025 and 2024 are summarized in the tables below:

2025 *(in millions)*	Gross Value	Deferred Tax Effect	Valuation Allowance	Earliest Year of Expiration
Future tax benefits as of December 31, 2025				
Federal tax credit	$ —	$ 206.5	$ —	2042
State net operating loss	685.6	34.1	(1.1)	2032
Other state benefits	—	0.3	—	2029
Balance as of December 31, 2025	$ 685.6	$ 240.9	$ (1.1)	

2024 *(in millions)*	Gross Value	Deferred Tax Effect	Valuation Allowance	Earliest Year of Expiration
Future tax benefits as of December 31, 2024				
Federal tax credit	$ —	$ 157.9	$ —	2042
State net operating loss	107.5	7.2	(1.1)	2032
Other state benefits	—	0.3	—	2028
Balance as of December 31, 2024	$ 107.5	$ 165.4	$ (1.1)	

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2025	2024	2023
Balance as of January 1	$ 4.4	$ 4.6	$ 6.3
Additions for tax positions of prior years	0.1	—	0.2
Reductions for tax positions of prior years	(1.5)	(0.2)	(1.9)
Balance as of December 31	$ 3.0	$ 4.4	$ 4.6

The amount of unrecognized tax benefits as of December 31, 2025 and 2024, excludes deferred tax assets related to uncertainty in income taxes of $0.7 million and $1.0 million, respectively. As of December 31, 2025 and 2024, the net amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations was $2.3 million and $3.4 million, respectively.

Interest accrued related to unrecognized tax benefits is as follows:

(in millions)	2025	2024	2023
Balance as of January 1	$ 0.9	$ 0.6	$ 0.5
Interest expense (income) related to unrecognized tax benefits	(0.6)	0.3	0.1
Balance as of December 31	$ 0.3	$ 0.9	$ 0.6

For the years ended December 31, 2025, 2024, and 2023, we recognized no penalties related to unrecognized tax benefits in our consolidated income statements. At December 31, 2025 and 2024, we had no amounts accrued for penalties related to unrecognized tax benefits.

We file income tax returns in the United States federal jurisdiction and state tax returns based on income in our major state operating jurisdictions of Wisconsin, Illinois, Michigan, and Minnesota. We also file tax returns in other state and local jurisdictions with varying statutes of limitations. As of December 31, 2025, with a few exceptions, we were subject to examination by federal and state or local tax authorities for the 2021 through 2025 tax years in our major operating jurisdictions as follows:

Jurisdiction	Years
Federal	2022–2025
Illinois	2021–2025
Michigan	2021–2025
Minnesota	2021–2025
Wisconsin	2021–2025

Cash Received For Income Taxes, Net

The table below is a summary of income taxes paid (received) by jurisdiction for the years ended December 31:

(in millions)	2025	2024	2023
Federal	$ (256.3) [1]	$ (265.0) [2]	$ (75.0) [3]
State	(25.0)	0.8	16.1
Total income taxes received, net	$ (281.3)	$ (264.2)	$ (58.9)

[1] Includes $256.3 million related to 2025 and 2024 PTCs that were sold to third parties.

[2] Includes $269.1 million related to 2024 and 2023 PTCs that were sold to third parties.

[3] Includes $75.0 million related to 2023 PTCs that were sold to third parties.

Income taxes received or paid (net of refunds) exceeded 5 percent of total income taxes received or paid (net of refunds) in the following jurisdiction:

(in millions)	2025	2024	2023
Wisconsin	$ (25.0)	$ — [1]	$ 12.0

[1] Jurisdiction below the threshold for the period presented.

NOTE 17—FAIR VALUE MEASUREMENTS

The following tables summarize our financial assets and liabilities that were accounted for at fair value on a recurring basis, categorized by level within the fair value hierarchy:

(in millions)	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Derivative assets				
Natural gas contracts	$ 1.5	$ 18.3	$ —	$ 19.8
FTRs and TCRs	—	—	6.5	6.5
Total derivative assets	$ 1.5	$ 18.3	$ 6.5	$ 26.3
Investments held in rabbi trust	$ 42.0	$ —	$ —	$ 42.0
Derivative liabilities				
Natural gas contracts	$ 23.3	$ 8.4	$ —	$ 31.7
FTRs and TCRs	—	—	0.8	0.8
Total derivative liabilities	$ 23.3	$ 8.4	$ 0.8	$ 32.5

(in millions)	Level 1		Level 2		Level 3		Total	
					December 31, 2024			
Derivative assets								
Natural gas contracts	$	19.6	$	13.7	$	—	$	33.3
FTRs and TCRs		—		—		7.8		7.8
Total derivative assets	$	19.6	$	13.7	$	7.8	$	41.1
Investments held in rabbi trust	$	52.1	$	—	$	—	$	52.1
Derivative liabilities								
Natural gas contracts	$	7.1	$	6.8	$	—	$	13.9

The derivative assets and liabilities listed in the tables above include options, futures, physical commodity contracts, and other instruments used to manage market risks related to changes in commodity prices. They also include FTRs and TCRs, which are used at our electric utilities and certain of our non-utility wind parks to manage electric transmission congestion costs in the MISO Energy Markets and the Southwest Power Pool, Inc. Integrated Marketplace, respectively.

We hold investments in the Integrys rabbi trust. These investments are used to fund participants' benefits under the Integrys deferred compensation plan and certain Integrys non-qualified pension plans. These investments are included in other long-term assets on our balance sheets. During the years ended December 31, 2025, 2024, and 2023, the net unrealized gains included in earnings related to the investments held at the end of the period were $5.8 million, $9.0 million, and $10.0 million, respectively.

The following table summarizes the changes to derivatives classified as Level 3 in the fair value hierarchy at December 31:

(in millions)	2025		2024		2023	
Balance at the beginning of the period	$	7.8	$	7.2	$	7.8
Purchases		23.7		28.7		21.0
Net realized and unrealized losses included in earnings [1]		—		(0.7)		(0.5)
Sales		(1.0)		—		—
Settlements		(24.8)		(27.4)		(21.1)
Balance at the end of the period	$	5.7	$	7.8	$	7.2
Net unrealized gains included in earnings attributable to Level 3 derivatives held at the end of the reporting period [1]	$	0.1	$	—	$	0.5

[1]	Amounts relate to FTRs and TCRs included in our non-utility energy infrastructure segment. These net realized and unrealized gains and losses are recorded in operating revenues on our income statements.

Fair Value of Financial Instruments

The following table shows the financial instruments included on our balance sheets that are not recorded at fair value at December 31:

(in millions)	2025		2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Preferred stock of subsidiary	$ 30.4	$ 21.2	$ 30.4	$ 21.2
Long-term debt, including current portion	20,017.5	19,609.1	18,907.1	17,840.8

The fair values of our long-term debt and preferred stock are categorized within Level 2 of the fair value hierarchy.

NOTE 18—DERIVATIVE INSTRUMENTS

Derivative assets and liabilities are included in the other current and other long-term line items on our balance sheets. The following table shows our derivative assets and derivative liabilities. None of the derivatives shown below were designated as hedging instruments.

(in millions)	December 31, 2025 Derivative Assets	December 31, 2025 Derivative Liabilities	December 31, 2024 Derivative Assets	December 31, 2024 Derivative Liabilities
Current				
Natural gas contracts	$ 19.7	$ 30.0	$ 29.2	$ 13.9
FTRs and TCRs	6.5	0.8	7.8	—
Total current	26.2	30.8	37.0	13.9
Long-term				
Natural gas contracts	0.1	1.7	4.1	—
Total	$ 26.3	$ 32.5	$ 41.1	$ 13.9

Realized gains and losses on derivatives used in our regulated utility operations are recorded in cost of sales upon settlement; however, they may be subsequently deferred for future rate recovery or refund as the gains and losses are included in our utilities' fuel and natural gas cost recovery mechanisms. Realized gains and losses on FTRs and TCRs used in our non-utility operations are recorded in operating revenues on the income statements. Our realized gains and losses and the estimated notional volumes related to these settlements were as follows for the years ended:

(in millions)	December 31, 2025 Volumes	December 31, 2025 Gains (Losses)	December 31, 2024 Volumes	December 31, 2024 Gains (Losses)	December 31, 2023 Volumes	December 31, 2023 Gains (Losses)
Natural gas contracts	202.4 Dth	$ (19.2)	206.3 Dth	$ (127.8)	198.0 Dth	$ (259.1)
FTRs and TCRs						
Regulated utility operations	26.3 MWh	18.9	28.4 MWh	8.3	29.3 MWh	27.4
Non-utility operations	0.7 MWh	(0.1)	1.3 MWh	(0.1)	0.9 MWh	(1.5)
Total		$ (0.4)		$ (119.6)		$ (233.2)

At December 31, 2025 and 2024, we had posted cash collateral of $41.4 million and $16.0 million, respectively. We had also received cash collateral of $4.2 million at December 31, 2024.

The following table shows derivative assets and derivative liabilities if derivative instruments by counterparty were presented net on our balance sheets:

(in millions)	December 31, 2025 Derivative Assets	December 31, 2025 Derivative Liabilities	December 31, 2024 Derivative Assets	December 31, 2024 Derivative Liabilities
Gross amount recognized on the balance sheet	$ 26.3	$ 32.5	$ 41.1	$ 13.9
Gross amount not offset on the balance sheet	(2.0)	(23.8) [1]	(11.5) [2]	(7.3)
Net amount	$ 24.3	$ 8.7	$ 29.6	$ 6.6

[1] Includes cash collateral posted of $21.8 million.

[2] Includes cash collateral received of $4.2 million.

Cash Flow Hedges

We previously entered into forward interest rate swap agreements to mitigate the interest rate exposure associated with the issuance of long-term debt related to the acquisition of Integrys. These swap agreements were settled in 2015, and we continue to amortize amounts out of accumulated other comprehensive loss into interest expense over the periods in which the interest costs are recognized in earnings. The derivative gains related to these swap agreements reclassified from accumulated other comprehensive loss to interest expense during the years ended December 31, 2025, 2024, and 2023 were not significant. At December 31, 2025, the amount expected to be reclassified from accumulated other comprehensive loss to interest expense over the next twelve months was also not significant.

NOTE 19—GUARANTEES

The following table shows our outstanding guarantees:

(in millions)	Total Amounts Committed at December 31, 2025	Expiration		
		Less Than 1 Year	1 to 3 Years	Over 3 Years
Standby letters of credit [1]	$ 188.2	$ 30.7	$ 30.2	$ 127.3
Surety bonds [2]	46.5	46.4	0.1	—
Other guarantees [3]	9.6	—	—	9.6
Total guarantees	$ 244.3	$ 77.1	$ 30.3	$ 136.9

[1] At our request or the request of our subsidiaries, financial institutions have issued standby letters of credit for the benefit of third parties that have extended credit to our subsidiaries. These amounts are not reflected on our balance sheets.

[2] Primarily for environmental remediation, workers compensation self-insurance programs, and obtaining various licenses, permits, and rights-of-way. These amounts are not reflected on our balance sheets.

[3] Related to workers compensation coverage for which a liability was recorded on our balance sheets.

NOTE 20—EMPLOYEE BENEFITS

Pension and Other Postretirement Employee Benefits

We and our subsidiaries have defined benefit pension plans that cover substantially all of our employees, as well as several unfunded non-qualified retirement plans. In addition, we and our subsidiaries offer multiple OPEB plans to employees. The benefits for a portion of these plans are funded through irrevocable trusts, as allowed for income tax purposes. We also offer medical, dental, and life insurance benefits to active employees and their dependents. We expense the costs of these benefits as incurred.

Generally, other than those employees who receive a contribution to their 401(k) savings plan as described below, former Wisconsin Energy Corporation employees receive a benefit based on a percentage of their annual salary plus an interest credit. Wisconsin Energy Corporation management employees hired after December 31, 2014, and certain new represented employees hired after May 1, 2017, receive an annual company contribution to their 401(k) savings plan instead of being enrolled in the defined benefit plans.

For former Integrys employees, the defined benefit pension plans are closed to all new hires. In addition, the service accruals for the defined benefit pension plans were frozen for non-union employees as of January 1, 2013. These employees receive an annual company contribution to their 401(k) savings plan, which is calculated based on age, wages, and full years of vesting service as of December 31 each year.

We use a year-end measurement date to measure the funded status of all of our pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

The following tables provide a reconciliation of the changes in our plans' benefit obligations and fair value of assets:

(in millions)	Pension Benefits				OPEB Benefits			
	2025		2024		2025		2024	
Change in benefit obligation								
Obligation at January 1	$	2,209.2	$	2,352.4	$	460.9	$	448.1
Service cost		20.8		24.2		11.3		10.9
Interest cost		118.6		116.6		25.7		22.7
Participant contributions		—		—		11.5		11.2
Plan amendments		—		—		(0.4)		—
Actuarial (gain) loss		8.2		(99.6)		28.3		6.9
Benefit payments		(193.7)		(184.4)		(46.8)		(41.7)
Federal subsidy on benefits paid		N/A		N/A		1.4		1.4
Transfer		—		—		1.5		1.4
Obligation at December 31	$	2,163.1	$	2,209.2	$	493.4	$	460.9
Change in fair value of plan assets								
Fair value at January 1	$	2,624.3	$	2,665.8	$	850.0	$	829.6
Actual return on plan assets		221.6		129.8		87.9		49.5
Employer contributions net of plan transfer		11.8		13.1		1.9		1.4
Participant contributions		—		—		11.5		11.2
Benefit payments		(193.7)		(184.4)		(46.8)		(41.7)
Fair value at December 31	$	2,664.0	$	2,624.3	$	904.5	$	850.0
Funded status at December 31	$	500.9	$	415.1	$	411.1	$	389.1

In 2025, we had actuarial losses related to our pension benefit obligations of $8.2 million and actuarial gains in 2024 of $99.6 million. The primary driver for the actuarial loss was the decrease in discount rate. The primary driver for the actuarial gain was a higher discount rate in 2024. Partially offsetting the gain in 2024, was lower than expected asset returns. The discount rate for our pension benefits was 5.50%, 5.69%, and 5.19% in 2025, 2024, and 2023, respectively.

In 2025 and 2024, we had actuarial losses related to our OPEB benefit obligation of $28.3 million and $6.9 million, respectively, both of which were driven by changes to medical trend assumptions and claims and premium updates. The 2025 loss was also driven by a lower discount rate. Partially offsetting the loss in 2024, was a higher discount rate. The discount rate for our OPEB benefits was 5.54%, 5.71%, and 5.16% in 2025, 2024, and 2023, respectively.

The amounts recognized on our balance sheets at December 31 related to the funded status of the benefit plans were as follows:

(in millions)	Pension Benefits				OPEB Benefits			
	2025		2024		2025		2024	
Pension and OPEB assets	$	646.3	$	562.4	$	436.1	$	406.1
Other long-term liabilities		145.4		147.3		25.0		17.0
Total net assets	$	500.9	$	415.1	$	411.1	$	389.1

The accumulated benefit obligation for all defined benefit pension plans was $2,112.5 million and $2,156.8 million as of December 31, 2025 and 2024, respectively.

The following table shows information for pension plans with an accumulated benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)	2025		2024	
Accumulated benefit obligation	$	283.0	$	286.0
Fair value of plan assets		141.7		143.2

The following table shows information for pension plans with a projected benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)	2025		2024	
Projected benefit obligation	$	287.1	$	290.5
Fair value of plan assets		141.7		143.2

The following table shows information for OPEB plans with an accumulated benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)		2025		2024
Accumulated benefit obligation	$	205.5	$	194.0
Fair value of plan assets		180.5		177.0

The following table shows the amounts that had not yet been recognized in our net periodic benefit cost (credit) as of December 31:

	Pension Benefits				OPEB Benefits			
(in millions)		2025		2024		2025		2024
Pre-tax accumulated other comprehensive income (loss) [1]								
Net actuarial loss (gain)	$	11.6	$	12.3	$	(1.0)	$	(1.1)
Net regulatory assets (liabilities) [2]								
Net actuarial loss (gain)	$	501.1	$	578.7	$	(146.1)	$	(148.8)
Prior service credits		(2.0)		(2.1)		(8.4)		(15.8)
Total	$	499.1	$	576.6	$	(154.5)	$	(164.6)

[1] Amounts related to the nonregulated entities are included in accumulated other comprehensive loss.

[2] Amounts related to the utilities and WBS are recorded as net regulatory assets or liabilities.

The components of net periodic benefit cost (credit) (including amounts capitalized to our balance sheets) for the years ended December 31 were as follows:

	Pension Benefits						OPEB Benefits					
(in millions)		2025		2024		2023		2025		2024		2023
Service cost	$	20.8	$	24.2	$	24.0	$	11.3	$	10.9	$	9.8
Interest cost		118.6		116.6		122.3		25.7		22.7		21.6
Expected return on plan assets		(175.1)		(182.1)		(187.4)		(54.3)		(52.7)		(53.0)
Plan settlement		(1.2)		4.0		1.3		—		—		—
Amortization of prior service cost (credit)		(0.1)		(0.1)		—		(7.8)		(13.5)		(14.8)
Amortization of net actuarial loss (gain)		41.1		59.5		33.0		(8.2)		(7.6)		(12.3)
Net periodic benefit cost (credit)	$	4.1	$	22.1	$	(6.8)	$	(33.3)	$	(40.2)	$	(48.7)

Effective January 1, 2023, the PSCW approved escrow accounting for pension and OPEB costs. As a result, as of December 31, 2025 and 2024, our balance sheet included a $14.7 million regulatory liability and a $24.9 million regulatory asset for pension costs, respectively, and a $0.7 million and a $38.2 million regulatory asset for OPEB costs, respectively.

The weighted-average assumptions used to determine the benefit obligations for the plans were as follows for the years ended December 31:

	Pension Benefits		OPEB Benefits	
	2025	2024	2025	2024
Discount rate	5.50%	5.69%	5.54%	5.71%
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Interest credit rate	4.83%	4.85%	N/A	N/A
Assumed medical cost trend rate (Pre 65)	N/A	N/A	8.00%	7.00%
Ultimate trend rate (Pre 65)	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached (Pre 65)	N/A	N/A	2032	2033
Assumed medical cost trend rate (Post 65)	N/A	N/A	9.92%	6.10%
Ultimate trend rate (Post 65)	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached (Post 65)	N/A	N/A	2034	2030

The weighted-average assumptions used to determine the net periodic benefit cost for the plans were as follows for the years ended December 31:

	Pension Benefits		
	2025	**2024**	**2023**
Discount rate	**5.69%**	5.18%	5.49%
Expected return on plan assets	**6.61%**	6.61%	6.62%
Rate of compensation increase	**4.00%**	4.00%	4.00%
Interest credit rate	**4.85%**	4.84%	4.62%

	OPEB Benefits		
	2025	**2024**	**2023**
Discount rate	**5.71%**	5.16%	5.50%
Expected return on plan assets	**6.50%**	6.50%	6.50%
Assumed medical cost trend rate (Pre 65)	**7.00%**	6.25%	6.50%
Ultimate trend rate (Pre 65)	**5.00%**	5.00%	5.00%
Year ultimate trend rate is reached (Pre 65)	**2033**	2031	2031
Assumed medical cost trend rate (Post 65)	**6.10%**	6.39%	6.00%
Ultimate trend rate (Post 65)	**5.00%**	5.00%	5.00%
Year ultimate trend rate is reached (Post 65)	**2030**	2030	2031

We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing historical returns as well as calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the trust. For 2026, the expected return on assets assumption is 6.61% for the pension plans and 6.50% for the OPEB plans.

Plan Assets

Current pension trust assets and amounts which are expected to be contributed to the trusts in the future are expected to be adequate to meet pension payment obligations to current and future retirees.

The Investment Trust Policy Committee oversees investment matters related to all of our funded benefit plans. The Committee works with external actuaries and investment consultants on an on-going basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. They are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

The target asset allocations are 25% equity investments, 55% fixed income investments, and 20% private equity and real estate investments for both the legacy Wisconsin Energy Corporation and legacy Integrys pension trusts. The legacy Wisconsin Energy Corporation OPEB trust target asset allocations are 45% equity investments, 45% fixed income investments, and 10% real estate investments. The two largest legacy OPEB trusts for Integrys have the same target asset allocations of 45% equity investments, 45% fixed income investments, and 10% real estate investments. Equity securities include investments in large-cap, mid-cap, and small-cap companies. Fixed income securities include corporate bonds of companies from diversified industries, mortgage and other asset backed securities, commercial paper, and United States Treasuries.

Pension and OPEB plan investments are recorded at fair value. See Note 1(r), Fair Value Measurements, for more information regarding the fair value hierarchy and the classification of fair value measurements based on the types of inputs used.

The following tables provide the fair values of our investments by asset class:

			December 31, 2025					
	Pension Plan Assets				OPEB Assets			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class								
Equity securities:								
United States equity	$ 160.8	$ —	$ —	$ 160.8	$ 97.3	$ —	$ —	$ 97.3
International equity	173.7	—	—	173.7	100.8	—	—	100.8
Fixed income securities: [1]								
United States bonds	—	933.5	1.4	934.9	110.6	219.3	0.1	330.0
International bonds	—	63.5	—	63.5	—	7.7	—	7.7
	$ 334.5	$ 997.0	$ 1.4	$ 1,332.9	$ 308.7	$ 227.0	$ 0.1	$ 535.8
Investments measured at net asset value:								
Equity securities				412.6				206.0
Fixed income securities				127.6				55.3
Other				790.9				107.4
Total				$ 2,664.0				$ 904.5

[1] This category represents investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

			December 31, 2024					
	Pension Plan Assets				OPEB Assets			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class								
Equity securities:								
United States equity	$ 168.4	$ —	$ —	$ 168.4	$ 93.8	$ —	$ —	$ 93.8
International equity	158.2	—	—	158.2	86.4	—	—	86.4
Fixed income securities: [1]								
United States bonds	—	880.1	—	880.1	99.0	205.6	—	304.6
International bonds	—	81.6	—	81.6	—	11.2	—	11.2
	$ 326.6	$ 961.7	$ —	$ 1,288.3	$ 279.2	$ 216.8	$ —	$ 496.0
Investments measured at net asset value:								
Equity securities				414.9				190.4
Fixed income securities				126.0				51.8
Other				795.1				111.8
Total				$ 2,624.3				$ 850.0

[1] This category represents investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

The following tables set forth a reconciliation of changes in fair values of pension and OPEB plan assets categorized as Level 3 in the fair value hierarchy:

	United States Bonds	
(in millions)	Pension	OPEB
Beginning balance at January 1, 2025	$ —	$ —
Purchases	1.4	0.1
Ending balance at December 31, 2025	$ 1.4	$ 0.1

Cash Flows

We expect to contribute $16.5 million to the pension plans and $2.8 million to the OPEB plans in 2026, dependent upon various factors affecting us, including our liquidity position and possible tax law changes.

The following table shows the payments, reflecting expected future service, that we expect to make for pension and OPEB over the next 10 years:

(in millions)	Pension Benefits	OPEB Benefits
2026	$ 213.5	$ 35.5
2027	203.1	37.6
2028	193.5	38.7
2029	187.5	39.5
2030	182.1	39.8
2031-2035	801.3	197.8

Savings Plans

We sponsor 401(k) savings plans which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specified guidelines. A percentage of employee contributions are matched by us through a contribution into the employee's savings plan account, up to certain limits. The 401(k) savings plans include an Employee Stock Ownership Plan. Certain employees receive a retirement contribution in lieu of receiving a pension benefit. Total costs incurred under all of these plans were $67.3 million, $61.6 million, and $57.5 million in 2025, 2024, and 2023, respectively.

NOTE 21—INVESTMENT IN TRANSMISSION AFFILIATES

We own approximately 60% of ATC, a for-profit, transmission-only company regulated by the FERC for cost of service and certain state regulatory commissions for routing and siting of transmission projects. We also own approximately 75% of ATC Holdco, a separate entity formed in December 2016 to invest in transmission-related projects outside of ATC's traditional footprint. ATC's corporate manager has an 11-member board of directors, and ATC Holdco's corporate manager has a four-member board of directors. We have one representative on each board. Each member of the board has only one vote. The following tables provide a reconciliation of the changes in our investments in ATC and ATC Holdco:

	2025		
(in millions)	ATC	ATC Holdco	Total
Balance at January 1	**$ 2,085.1**	**$ 23.8**	**$ 2,108.9**
Add: Earnings from equity method investment	**209.7**	**6.1**	**215.8**
Add: Capital contributions	**142.4**	**—**	**142.4**
Less: Distributions	**180.2**	**6.4**	**186.6**
Less: Other	**0.1**	**—**	**0.1**
Balance at December 31	**$ 2,256.9**	**$ 23.5**	**$ 2,280.4**

	2024		
(in millions)	ATC	ATC Holdco	Total
Balance at January 1	$ 1,980.8	$ 25.1	$ 2,005.9
Add: Earnings from equity method investment	205.4	2.1	207.5
Add: Capital contributions	45.5	—	45.5
Less: Distributions	146.7	3.4	150.1
Add: Other	0.1	—	0.1
Balance at December 31	$ 2,085.1	$ 23.8	$ 2,108.9

	2023		
(in millions)	ATC	ATC Holdco	Total
Balance at January 1	$ 1,884.6	$ 24.6	$ 1,909.2
Add: Earnings from equity method investment	175.1	2.4	177.5
Add: Capital contributions	63.7	—	63.7
Less: Distributions	142.6	1.9	144.5
Balance at December 31	$ 1,980.8	$ 25.1	$ 2,005.9

The ROE allowed by the FERC helps determine how much transmission owners, such as ATC, earn on their transmission assets as well as how much consumers pay for those assets. In November 2013, a complaint was filed arguing the base ROE for MISO transmission owners was too high. The D.C. Circuit Court of Appeals issued an opinion in August 2022 for this ROE complaint that resulted in ATC recording a reserve for potential refunds based on a 9.88% base ROE. In response to this opinion, the FERC issued an order in October 2024 that required ATC to adopt a 9.98% base ROE. Due to the change between the 9.88% base ROE originally

reflected in ATC's reserve and the 9.98% base ROE authorized in the October 2024 FERC order, ATC reduced its refund liability, which increased our pre-tax equity earnings by $20.1 million during 2024.

We pay ATC for network transmission and other related services it provides. In addition, we provide a variety of operational, maintenance, and project management work for ATC, which is reimbursed by ATC. We are also required to initially fund the construction of transmission infrastructure upgrades needed for new generation projects. ATC owns these transmission assets and reimburses us for these costs when the new generation is placed in service.

The following table summarizes our significant related party transactions with ATC during the years ended December 31:

(in millions)	2025	2024	2023
Charges to ATC for services and construction	$ 20.2	$ 21.6	$ 17.4
Charges from ATC for network transmission services	466.9	413.3	377.5
Refund from ATC related to FERC ROE orders	5.2	—	—

As of December 31, 2025 and 2024, our balance sheets included the following receivables and payables for services provided to or received from ATC:

(in millions)	2025	2024
Accounts receivable for services provided to ATC	$ 1.6	$ 1.4
Accounts payable for services received from ATC	38.4	34.4
Amounts due from ATC for transmission infrastructure upgrades [1]	32.2	54.5

[1] The transmission infrastructure upgrades were primarily related to the construction of WE's, WPS's, and UMERC's renewable energy projects.

Summarized financial data for ATC is included in the tables below:

(in millions)	Year Ended December 31		
	2025	2024	2023
Income statement data			
Operating revenues	$ 975.0	$ 911.3	$ 818.9
Operating expenses	472.6	442.4	407.6
Other expense, net	165.8	137.7	131.7
Net income	$ 336.6	$ 331.2	$ 279.6

(in millions)	December 31, 2025	December 31, 2024
Balance sheet data		
Current assets	$ 137.5	$ 126.6
Noncurrent assets	7,590.8	6,792.6
Total assets	$ 7,728.3	$ 6,919.2
Current liabilities	$ 839.8	$ 482.4
Long-term debt	3,156.3	3,083.4
Other noncurrent liabilities	638.9	545.0
Members' equity	3,093.3	2,808.4
Total liabilities and members' equity	$ 7,728.3	$ 6,919.2

NOTE 22—SEGMENT INFORMATION

Our President and CEO, who is our CODM, reviews financial information presented on a segment basis for purposes of making operating decisions and assessing performance. The CODM regularly reviews net income attributed to common shareholders to measure segment profitability and to allocate resources, including assets, to our businesses. Net income attributed to common shareholders best measures our segment profitability as it reflects all revenues and costs, including the impact on our tax provision from tax credits generated through investments in renewable generation facilities.

Our CODM allocates resources, such as employees, as well as financial and capital resources, to our segments during the annual review of budgets and the capital plan. Our CODM also reviews and revises the resources throughout the year during the monthly forecasting process in order to make timely decisions that align with our overall corporate strategy. The CODM uses each segment's net income to evaluate performance by comparing actual results to budgeted and forecasted amounts, as well as the ROE earned for each utility within the various utility segments.

Segments were determined based on a combination of factors, including the regulatory environment of each geographical jurisdiction in which the segment operates, equity investment interests, as well as the revenue streams for the products or services provided to customers through electric, natural gas, and renewable operations. See Note 4, Operating Revenues, for more information on disaggregation of operating revenues, including intercompany eliminations. The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

At December 31, 2025, we reported six segments, which are described below. All of our operations are located within the United States.

*   The Wisconsin segment includes the electric and natural gas utility operations of WE, WPS, WG, and UMERC.

*   The Illinois segment includes the natural gas utility operations of PGL and NSG.

*   The other states segment includes the natural gas utility operations of MERC and MGU and the non-utility operations of MERC.

*   The electric transmission segment includes our approximate 60% ownership interest in ATC, a for-profit, transmission-only company regulated by the FERC for cost of service and certain state regulatory commissions for routing and siting of transmission projects, and our approximate 75% ownership interest in ATC Holdco, which was formed to invest in transmission-related projects outside of ATC's traditional footprint. See Note 21, Investment in Transmission Affiliates, for more information on ATC and ATC Holdco.

*   The non-utility energy infrastructure segment includes:

    ◦   We Power, which owns and leases generating facilities to WE,

    ◦   Bluewater, which owns underground natural gas storage facilities in Michigan that provide approximately one-third of the current storage needs for our Wisconsin natural gas utilities, and

    ◦   WECI, which owns majority interests in multiple renewable generating facilities.

    See Note 2, Acquisitions, for more information on recent WECI acquisitions.

*   The corporate and other segment includes the operations of the WEC Energy Group holding company, the Integrys holding company, the PELLC holding company, Wispark, Wisvest, WECC, and WBS.

The following tables show summarized financial information related to our reportable segments for the years ended December 31, 2025, 2024, and 2023.

2025 (in millions)	Utility Operations				Electric Transmission	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
	Wisconsin	Illinois	Other States	Total Utility Operations					
External revenues	$ 7,295.5	$1,683.6	$ 527.5	$ 9,506.6	$ —	$ 293.5	$ —	$ —	$ 9,800.1
Intersegment revenues	—	—	—	—	—	476.7	—	(476.7)	—
Fuel and purchased power	1,674.9	—	—	1,674.9	—	—	—	—	1,674.9
Cost of natural gas sold	871.5	508.0	246.3	1,625.8	—	9.6	—	(44.5)	1,590.9
Other operation and maintenance	1,737.9	482.2	104.6	2,324.7	—	95.5	(10.2)	(9.2)	2,400.8
Impairments related to Illinois segment	—	130.0	—	130.0	—	—	—	—	130.0
Depreciation and amortization	1,008.1	259.7	49.8	1,317.6	—	240.2	21.6	(100.9)	1,478.5
Property and revenue taxes	178.7	55.5	26.2	260.4	—	19.6	0.1	—	280.1
Equity in earnings of transmission affiliates	—	—	—	—	215.8	—	—	—	215.8
Other income, net [1]	96.5	8.6	0.4	105.5	—	2.8	30.6	(31.0)	107.9
Interest expense	638.7	88.9	19.2	746.8	19.3	123.1	359.0	(353.1)	895.1
Income tax expense (benefit)	226.2	45.8	21.0	293.0	48.9	(122.9)	(101.0)	—	118.0
Preferred stock dividends of subsidiary	1.2	—	—	1.2	—	—	—	—	1.2
Net loss attributed to noncontrolling interests	—	—	—	—	—	3.2	—	—	3.2
Net income (loss) attributed to common shareholders	$ 1,054.8	$ 122.1	$ 60.8	$ 1,237.7	$ 147.6	$ 411.1	$ (238.9)	$ —	$ 1,557.5
Other Segment Disclosures									
Capital expenditures and asset acquisitions	$ 3,860.1	$ 306.1	$ 112.5	$ 4,278.7	$ —	$ 504.7	$ 20.8	$ —	$ 4,804.2
Equity method investments	17.8	—	—	17.8	2,280.4	—	55.7	—	2,353.9
Total assets [2]	33,984.7	8,167.7	1,733.3	43,885.7	2,282.8	7,762.9	1,227.6	(3,640.7)	51,518.3

[1] Includes amounts that are not material for interest income and other equity earnings from investments other than from transmission affiliates.

[2] Total assets at December 31, 2025 reflect an elimination of $2,594.8 million for all lease activity between We Power and WE.

2024 *(in millions)*	Utility Operations: Wisconsin	Utility Operations: Illinois	Utility Operations: Other States	Utility Operations: Total Utility Operations	Electric Transmission	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
External revenues	$ 6,330.5	$ 1,602.4	$ 449.8	$ 8,382.7	$ —	$ 217.2	$ —	$ —	$ 8,599.9
Intersegment revenues	—	—	—	—	—	474.1	—	(474.1)	—
Fuel and purchased power	1,455.7	—	—	1,455.7	—	—	—	—	1,455.7
Cost of natural gas sold	661.9	376.7	198.6	1,237.2	—	9.1	—	(46.0)	1,200.3
Other operation and maintenance	1,547.9	461.5	93.9	2,103.3	—	75.1	(11.3)	(9.1)	2,158.0
Impairments related to Illinois segment	—	12.1	—	12.1	—	—	—	—	12.1
Depreciation and amortization	919.9	255.4	47.0	1,222.3	—	198.4	22.3	(88.5)	1,354.5
Property and revenue taxes	169.6	59.9	21.0	250.5	—	15.7	0.3	—	266.5
Equity in earnings of transmission affiliates	—	—	—	—	207.5	—	—	—	207.5
Other income, net [(1)]	146.6	7.6	0.3	154.5	—	1.0	54.4	(31.7)	178.2
Interest expense	637.3	94.7	16.4	748.4	19.4	99.7	310.0	(362.2)	815.3
Gain on debt extinguishments	—	—	—	—	—	—	(23.1)	—	(23.1)
Income tax expense (benefit)	220.5	97.6	18.7	336.8	47.1	(82.4)	(79.5)	—	222.0
Preferred stock dividends of subsidiary	1.2	—	—	1.2	—	—	—	—	1.2
Net loss attributed to noncontrolling interests	—	—	—	—	—	4.1	—	—	4.1
Net income (loss) attributed to common shareholders	$ 863.1	$ 252.1	$ 54.5	$ 1,169.7	$ 141.0	$ 380.8	$ (164.3)	$ —	$ 1,527.2
Other Segment Disclosures									
Capital expenditures and asset acquisitions	$ 2,347.1	$ 343.0	$ 118.3	$ 2,808.4	$ —	$ 945.8	$ 20.6	$ —	$ 3,774.8
Equity method investments	15.7	—	—	15.7	2,108.9	—	67.0	—	2,191.6
Total assets [(2)]	30,622.7	8,168.8	1,646.0	40,437.5	2,126.0	7,316.0	1,037.3	(3,553.6)	47,363.2

(1) Includes amounts that are not material for interest income and other equity earnings from investments other than from transmission affiliates.

(2) Total assets at December 31, 2024 reflect an elimination of $1,525.4 million for all lease activity between We Power and WE.

2023 (in millions)	Utility Operations				Electric Transmission	Non-Utility Energy Infrastructure	Corporate and Other	Reconciling Eliminations	WEC Energy Group Consolidated
	Wisconsin	Illinois	Other States	Total Utility Operations					
External revenues	$ 6,625.9	$ 1,557.8	$ 519.1	$ 8,702.8	$ —	$ 190.1	$ 0.1	$ —	$ 8,893.0
Intersegment revenues	—	—	—	—	—	476.4	—	(476.4)	—
Fuel and purchased power	1,615.9	—	—	1,615.9	—	—	—	—	1,615.9
Cost of natural gas sold	894.7	443.0	277.2	1,614.9	—	20.5	—	(60.1)	1,575.3
Other operation and maintenance	1,531.3	397.9	94.5	2,023.7	—	80.1	5.8	(9.1)	2,100.5
Impairments related to Illinois segment	—	178.9	—	178.9	—	—	—	—	178.9
Depreciation and amortization	851.5	237.3	43.3	1,132.1	—	188.7	20.9	(77.5)	1,264.2
Property and revenue taxes	179.2	29.9	24.4	233.5	—	16.5	0.2	—	250.2
Equity in earnings of transmission affiliates	—	—	—	—	177.5	—	—	—	177.5
Other income, net [1]	137.6	6.7	0.6	144.9	—	—	53.3	(20.5)	177.7
Interest expense	601.0	88.9	15.9	705.8	19.4	94.3	258.1	(350.2)	727.4
Gain on debt extinguishments	—	—	—	—	—	—	(0.5)	—	(0.5)
Income tax expense (benefit)	237.4	48.6	16.3	302.3	39.0	(68.4)	(68.3)	—	204.6
Preferred stock dividends of subsidiary	1.2	—	—	1.2	—	—	—	—	1.2
Net loss attributed to noncontrolling interests	—	—	—	—	—	1.2	—	—	1.2
Net income (loss) attributed to common shareholders	$ 851.3	$ 140.0	$ 48.1	$ 1,039.4	$ 119.1	$ 336.0	$ (162.8)	$ —	$ 1,331.7
Other Segment Disclosures									
Capital expenditures and asset acquisitions	$ 2,134.4	$ 489.8	$ 103.5	$ 2,727.7	$ —	$ 754.4	$ 25.8	$ —	$ 3,507.9
Equity method investments	14.4	—	—	14.4	2,005.9	—	61.3	—	2,081.6
Total assets [2]	28,527.3	7,970.2	1,571.5	38,069.0	2,006.0	6,404.7	1,100.1	(3,640.1)	43,939.7

[1] Includes amounts that are not material for interest income and other equity earnings from investments other than from transmission affiliates.

[2] Total assets at December 31, 2023 reflect an elimination of $1,630.6 million for all lease activity between We Power and WE.

NOTE 23—VARIABLE INTEREST ENTITIES

The primary beneficiary of a VIE must consolidate the entity's assets and liabilities. In addition, certain disclosures are required for significant interest holders in VIEs.

We assess our relationships with potential VIEs, such as our coal suppliers, natural gas suppliers, coal transporters, natural gas transporters, and other counterparties related to PPAs, investments, and joint ventures. In making this assessment, we consider, along with other factors, the potential that our contracts or other arrangements provide subordinated financial support, the obligation to absorb the entity's losses, the right to receive residual returns of the entity, and the power to direct the activities that most significantly impact the entity's economic performance.

WEPCo Environmental Trust Finance I, LLC

In November 2020, the PSCW issued a financing order approving the securitization of $100 million of undepreciated environmental control costs related to WE's retired Pleasant Prairie power plant, the carrying costs accrued on the $100 million during the securitization process, and the related financing fees. The financing order also authorized WE to form WEPCo Environmental Trust, a bankruptcy-remote special purpose entity, for the sole purpose of issuing ETBs to recover the costs approved in the financing order. WEPCo Environmental Trust is a wholly owned subsidiary of WE.

In May 2021, WEPCo Environmental Trust issued ETBs and used the proceeds to acquire environmental control property from WE. The environmental control property is recorded as a regulatory asset on our balance sheets and includes the right to impose, collect, and receive a non-bypassable environmental control charge from WE's retail electric distribution customers until the ETBs are paid in full and all financing costs have been recovered. The ETBs are secured by the environmental control property. Cash collections from the environmental control charge and funds on deposit in trust accounts are the sole sources of funds to satisfy the debt obligation. The bondholders do not have any recourse to WE or any of WE's affiliates.

WE acts as the servicer of the environmental control property on behalf of WEPCo Environmental Trust and is responsible for metering, calculating, billing, and collecting the environmental control charge. As necessary, WE is authorized to implement periodic adjustments of the environmental control charge. The adjustments are designed to ensure the timely payment of principal, interest, and other ongoing financing costs. WE remits all collections of the environmental control charge to WEPCo Environmental Trust's indenture trustee.

WEPCo Environmental Trust is a VIE primarily because its equity capitalization is insufficient to support its operations. As described above, WE has the power to direct the activities that most significantly impact WEPCo Environmental Trust's economic performance. Therefore, WE is considered the primary beneficiary of WEPCo Environmental Trust, and consolidation is required.

The following table summarizes the impact of WEPCo Environmental Trust on our balance sheets:

(in millions)	December 31, 2025	December 31, 2024
Assets		
Other current assets (restricted cash)	$ 2.0	$ 1.5
Regulatory assets	67.5	76.5
Other long-term assets (restricted cash)	0.6	0.6
Liabilities		
Current portion of long-term debt	9.3	9.2
Accounts payable	0.1	—
Other current liabilities (accrued interest)	0.1	0.1
Long-term debt	67.4	76.4

Investment in Transmission Affiliates

We own approximately 60% of ATC, a for-profit, electric transmission company regulated by the FERC and certain state regulatory commissions. We have determined that ATC is a VIE but consolidation is not required since we are not ATC's primary beneficiary. As a result of our limited voting rights, we do not have the power to direct the activities that most significantly impact ATC's economic performance. Therefore, we account for ATC as an equity method investment. At December 31, 2025 and 2024, our equity investment in ATC was $2,256.9 million and $2,085.1 million, respectively, which approximates our maximum exposure to loss as a result of our involvement with ATC.

We also own approximately 75% of ATC Holdco, a separate entity formed in December 2016 to invest in transmission-related projects outside of ATC's traditional footprint. We have determined that ATC Holdco is a VIE but consolidation is not required since we are not ATC Holdco's primary beneficiary. As a result of our limited voting rights, we do not have the power to direct the activities that most significantly impact ATC Holdco's economic performance. Therefore, we account for ATC Holdco as an equity method investment. At December 31, 2025 and 2024, our equity investment in ATC Holdco was $23.5 million and $23.8 million, respectively, which approximates our maximum exposure to loss as a result of our involvement with ATC Holdco.

See Note 21, Investment in Transmission Affiliates, for more information, including any significant assets and liabilities related to ATC and ATC Holdco recorded on our balance sheets.

NOTE 24—COMMITMENTS AND CONTINGENCIES

We and our subsidiaries have significant commitments and contingencies arising from our operations, including those related to unconditional purchase obligations, environmental matters, and enforcement and litigation matters.

Unconditional Purchase Obligations

Our electric utilities have obligations to distribute and sell electricity to their customers, and our natural gas utilities have obligations to distribute and sell natural gas to their customers. The utilities expect to recover costs related to these obligations in future customer rates. In order to meet these obligations, we routinely enter into long-term purchase and sale commitments for various quantities and lengths of time.

The renewable generation facilities that are part of our non-utility energy infrastructure segment have obligations to distribute and sell electricity through long-term offtake agreements with their customers for all of the energy produced. In order to support these sales obligations, these companies enter into easements and other service agreements associated with the generating facilities.

The following table shows our minimum future commitments related to these purchase obligations as of December 31, 2025, including those of our subsidiaries:

| (in millions) | Date Contracts Extend Through | Total Amounts Committed | Payments Due By Period | | | | | |
			2026	2027	2028	2029	2030	Later Years
Electric utility:								
Nuclear	2033	$ 5,045.8	$ 681.6	$ 730.4	$ 782.6	$ 838.5	$ 898.5	$ 1,114.2
Coal supply and transportation	2028	412.1	242.2	127.7	37.0	3.5	1.7	—
Purchased power	2063	335.3	61.6	56.3	52.4	25.6	5.9	133.5
Other	2043	85.5	12.0	12.1	9.6	8.4	8.5	34.9
Natural gas utility:								
Supply and transportation	2048	2,921.3	487.0	478.8	426.8	323.6	203.0	1,002.1
Non-utility energy infrastructure:								
Purchased power	2055	720.7	55.0	56.3	57.6	50.7	48.4	452.7
Natural gas storage and transportation	2048	4.6	3.9	—	0.1	—	—	0.6
Total		$ 9,525.3	$ 1,543.3	$ 1,461.6	$ 1,366.1	$ 1,250.3	$ 1,166.0	$ 2,738.0

Environmental Matters

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation obligations related to current and past operations. Specific environmental issues affecting us include, but are not limited to, current and future regulation of air emissions such as SO_2, NOx, fine particulates, ozone, mercury, and GHGs; water intake and discharges; management of coal combustion products such as fly ash; and remediation of impacted properties, including former manufactured gas plant sites.

We have continued to pursue a proactive strategy to manage our environmental compliance obligations, including:

- the development of additional sources of renewable electric energy supply, battery storage, and natural gas and LNG storage facilities;
- the addition of improvements for water quality matters such as treatment technologies to meet regulatory discharge limits and improvements to our cooling water intake systems;
- the addition of emission control equipment to existing facilities to comply with ambient air quality standards and federal clean air rules;
- the protection of wetlands and waterways, biodiversity including threatened and endangered species, and cultural resources associated with construction projects;
- the retirement of older coal-fired power plants and conversion to modern, efficient, natural gas generation, super-critical pulverized coal generation, and/or replacement with renewable generation;
- the beneficial use of ash and other products from coal-fired and biomass generating units;
- the remediation of former manufactured gas plant sites;
- the reduction of methane emissions across our natural gas distribution system by upgrading infrastructure; and
- the tracking and reporting of GHG emissions.

Federal Deregulatory Actions

In March 2025, the EPA announced a large-scale deregulatory effort that will likely take multiple years to complete. Of the proposed deregulatory actions, those that would apply to us include actions impacting the Good Neighbor Rule, MATS, the PM2.5 Standard, the GHG Power Plant Rule, the Mandatory Greenhouse Gas Reporting Rule, the ELG, and the CCR Rule. Any EPA actions will require formal rulemaking proceedings and are likely to be subject to legal challenges. We continue to monitor and evaluate these deregulatory actions for potential risks and benefits.

In February 2026, the EPA published a final rule rescinding the 2009 declaration that determined that CO_2 and other GHGs endanger public health and welfare. The "endangerment finding" has been the legal underpinning of a host of climate regulations under the CAA. The rule is expected to face litigation.

Air Quality

Cross State Air Pollution Rule – Good Neighbor Rule – In 2023, the EPA issued a final Good Neighbor Rule, which required significant reductions in ozone-forming emissions of NOx from power plants and industrial facilities. In June 2024, the rule was stayed by the Supreme Court with respect to the specific applicant states, pending ongoing judicial review.

In response to the Supreme Court's order, in November 2024, the EPA administratively stayed the effectiveness of the Good Neighbor Rule through an interim final rule which extends a stay to all states to which the rule originally applied, including states in which we operate. The interim final rule also includes provisions to ensure that covered facilities in states with previously established requirements to mitigate interstate air pollution with respect to the 2008 ozone NAAQS will remain subject to equivalent requirements while the Good Neighbor Rule's effectiveness is stayed. Regardless of the outcome, we believe we are well positioned to comply with either standard. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

Mercury and Air Toxics Standards – The EPA issued the MATS rule to limit emissions of mercury, acid gases, and other hazardous air pollutants. In May 2024, the EPA finalized amendments to the MATS rule (the "2024 Amendments") which among other things, lowered the PM limit from 0.03 lb/MMBtu to 0.01 lb/MMBtu. We believe we are well positioned to comply with the requirements of the 2024 Amendments.

In June 2025, the EPA proposed to repeal the 2024 Amendments which would result in a return of the PM limit to 0.03 lb/MMBtu. In December 2025, the EPA submitted a draft of the rule to the OMB for interagency review. Following completion of the OMB review process, the EPA has stated it expects the rule to be finalized in the first quarter of 2026.

National Ambient Air Quality Standards – *Ozone* – After completing its review of the 2008 ozone standard, the EPA released a final rule in October 2015, creating a more stringent standard than the 2008 NAAQS. The 2015 ozone standard lowered the 8-hour limit for ground-level ozone. The EPA's initial ozone nonattainment area designation was effective August 2018, and the attainment status is evaluated every 3 years thereafter until attainment is achieved. The Milwaukee, Sheboygan, and Chicago, IL-IN-WI nonattainment areas did not meet the marginal attainment deadline of August 2021, so in April 2022 the EPA proposed "moderate" nonattainment status based on the 2015 standard. In October 2022, the EPA published its final reclassifications from "marginal" to "moderate" for these areas, effective November 2022.

After the most recent evaluation, the EPA issued a final rule in December 2024 that determined that parts of Southeast Wisconsin failed to attain 2015 ozone NAAQS and consequently would be reclassified from "moderate" to "serious", effective January 2025.

In February 2025, the State of Wisconsin filed a petition for review of this reclassification in the United States Court of Appeals for the Seventh Circuit. Wisconsin subsequently moved for a stay of the reclassification, which was granted in September 2025, pending the Court's review. This means that Southeast Wisconsin has returned to "moderate" status while the underlying lawsuit proceeds.

A nonattainment status of "serious" could have a material adverse effect on future permitting activities for our facilities in applicable locations, including additional costs associated with more strenuous emission control requirements or the need to purchase emission reduction credits.

Particulate Matter – All counties within our service territories are currently in attainment with current 2012 NAAQS for PM2.5. In February 2024, the EPA finalized a rule which lowered the primary (health-based) annual PM2.5 NAAQS from 12 µg/m^3 to 9 µg/m^3 (the "2024 PM2.5 Standard"). In February 2025, the WDNR submitted a State Implementation Plan to the EPA recommending Wisconsin be designated as an attainment area under the 2024 PM2.5 Standard. The EPA has not yet issued its attainment designations and has indicated it may extend the designation period. A designation of nonattainment status could impact future permitting activities for facilities in applicable locations, including the potential need for improved or new air pollution control equipment. With our planned transition from coal-fired plants to natural gas-fired plants and renewable generating facilities, we do not expect the 2024 PM2.5 Standard to have a material impact on our units.

In November 2025, the EPA filed a motion with the D.C. Circuit Court of Appeals to vacate the 2024 PM2.5 Standard. The 2024 PM2.5 Standard remains in effect while the motion is being considered. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

New Source Performance Standards – *Nitrogen Oxides* – In January 2026, the EPA released a pre-publication version of its final rule regulating NOx for CTs constructed, modified, or reconstructed after December 13, 2024. The final rule, which became effective January 15, 2026 and established NOx emissions standards for several subcategories of new, modified, and reconstructed CTs based on the size, rates of utilization, design efficiency, and fuel type of these turbines. We believe we are well positioned to comply with this rule.

Climate Change – Pursuant to the final GHG Power Plant Rule, there are no applicable GHG emission standards for coal plants until the end of 2031. Thereafter, the applicable standard is dependent upon the unit's retirement date. Numerous parties have challenged the GHG Power Plant Rule through litigation pending in the D.C. Circuit Court of Appeals, and it is being held in abeyance at the request of the parties.

In March 2024, the EPA announced it had removed regulations on existing natural gas CTs from the rule. At that time, the EPA indicated it would work on new rulemaking in phases, focusing on CO_2 emissions, as well as NOx and hazardous air pollutants emissions. See New Source Performance Standards - Nitrogen Oxides above for a discussion of the EPA's recent actions addressing NOx.

In June 2025, the EPA issued a proposed rule that contains a primary and an alternative proposal which, depending on which version is finalized, would result in either a broad repeal of GHG emissions standards or a more narrow repeal of the rule's carbon capture and storage requirements. We do not expect either alternative to have any impact on its current capital plan. Any final rule would likely be subject to litigation. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

In April 2024, the EPA issued its final Mandatory Greenhouse Gas Reporting Rule, which includes updates to the global warming potentials to determine CO_2 equivalency for threshold reporting and the addition of a new section regarding energy consumption. In its current form, the rule will impact the reporting required for our electric generation facilities, LDCs, and underground natural gas storage facilities. In May 2024, the EPA also issued its final rule to amend reporting requirements for petroleum and natural gas systems. Under the current form of this rule, new leak emission factors and reporting requirements for large release events will impact the reporting required for our LDCs and underground natural gas storage facilities; however, under the Federal Deregulatory Actions discussion above, in September 2025, the EPA released a proposal to amend the GHG Reporting Program to permanently remove program obligations for most source categories, including our generation facilities. The EPA is also proposing to suspend program reporting requirements that would be applicable to our underground storage, LNG, and transmission affiliates until 2034. We continue to monitor the status of these deregulatory actions.

Our capital plan includes the planned retirement of older, fossil-fueled generation, to be replaced with natural gas-fired generation and zero-carbon-emitting renewables. We have retired nearly 2,500 MWs of fossil-fueled generation since the beginning of 2018. We expect to retire approximately 900 MWs of additional coal-fired generation by the end of 2031. In conjunction with our new capital plan, we and the other co-owners of Columbia Units 1 and 2 currently plan to continue coal operations at these units through at least 2029, and continue to evaluate the conversion of both units to natural gas. See Note 7, Property, Plant, and Equipment, for more information related to Columbia Units 1 and 2 and our planned power plant retirements. We have a long-term goal to achieve net carbon-neutral electric generation by the end of 2050. We expect to achieve this goal by continuing to make operating refinements, retiring less efficient generating units, and executing our capital plan. As part of our path toward this goal, we started implementing co-firing with natural gas at the ERGS coal-fired units and at Weston Unit 4 in 2025. We expect to use coal only as a backup fuel by the end of 2030 and to be in a position to eliminate coal as an energy source by the end of 2032.

We also continue to focus on methane emission reductions by improving and upgrading our natural gas distribution systems and using RNG throughout our natural gas utility systems.

Water Quality

Clean Water Act Cooling Water Intake Structure Rule – The Clean Water Act Cooling Water Intake Structure Rule requires the location, design, construction, and capacity of cooling water intake structures at existing power plants reflect the BTA for minimizing adverse environmental impacts. The rule applies to all of our existing generating facilities with cooling water intake structures, except for the ERGS units, which were permitted and received a final BTA determination under the rules governing new facilities.

Other than OCPP Units 7 and 8, we have received final or interim BTA determinations for all generation facilities where applicable. We believe existing technology at OCPP Units 7 and 8 also meets the rule requirements for BTA and anticipate that the units will receive that determination when their Wisconsin Pollutant Discharge Elimination System permit is reissued, which is expected in 2026.

Steam Electric Effluent Limitation Guidelines – The EPA's 2024 Supplemental ELG Rule (the "2024 ELG Rule") established ZLD requirements for bottom ash transport water, flue gas desulfurization, and combustion residual leachate wastewaters at coal-fueled facilities. The 2024 ELG Rule also established a new subcategory, providing an alternative compliance pathway for facility owners that commit to the PCCC at a particular facility by December 31, 2034. In exchange for this commitment, ZLD technologies will not be required and less stringent standards will apply at applicable facilities. The 2024 ELG Rule also allows owners of coal-fired units who opted into a cessation of coal subcategory to operate beyond the end of 2034 if needed for reliability concerns (i.e., energy emergencies and reliability must run agreements) as determined by the United States DOE, a public utility commission, or independent system operator. Based on current electric generation resource planning, in December 2025, we filed Notice of Planned Participations to opt into the PCCC subcategory for certain of our past and current coal-fueled facilities.

In December 2025, the EPA published a final rule, effective March 2, 2026, that extends the deadline for facility owners to opt into a subcategory under the 2024 ELG Rule, allowing them more time to assess potential compliance pathways to continue producing low-cost electricity into the future while meeting wastewater standards.

When the deadline extension rule was proposed, the EPA also solicited public comments related to the economic achievability and technical availability of ZLD technologies. Additional ELG rulemaking is anticipated that may lead to substantive changes to the ZLD technology-based requirements established in the 2024 ELG Rule.

In addition, numerous parties have challenged the 2024 ELG Rule through litigation in *SWEPCO v. U.S. EPA* pending in the United States Court of Appeals for the Eighth Circuit, which has been held in abeyance since February 2025. The 2024 ELG Rule, as well as the deadline extension rule, remain in effect during the pendency of the legal challenge. The outcome of this case may affect our compliance plans.

Land Quality

Manufactured Gas Plant Remediation – We have identified sites at which our utilities or a predecessor company owned or operated a manufactured gas plant or stored manufactured gas. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. Our natural gas utilities are responsible for the environmental remediation of these sites. We are working with the EPA as well as various state jurisdictions, as applicable, in our investigation and remediation planning and efforts. These sites are at various stages of investigation, monitoring, remediation, and closure.

The future costs for detailed site investigation, future remediation, and monitoring are dependent upon several variables including, among other things, the extent of remediation, changes in technology, and changes in regulation. Historically, our regulators have allowed us to recover incurred costs, net of insurance recoveries and recoveries from potentially responsible parties, associated with the remediation of manufactured gas plant sites. Accordingly, we have established regulatory assets for costs associated with these sites.

We have established the following regulatory assets and reserves for manufactured gas plant sites as of December 31:

(in millions)	2025	2024
Regulatory assets for environmental remediation costs	$ 566.0	$ 570.1
Reserves for future environmental remediation	484.1	445.8

Coal Combustion Residuals Rule – An EPA rule for CCR that applies to landfills, historic fill sites, and projects where CCR was placed at a power plant site became effective in November 2024. The rule also regulates previously exempt closed landfills.

We anticipate this rule will have an impact on some of our coal ash landfills, requiring additional remediation that is not currently required under the state programs. We expect the cost of additional remediation would be recoverable through future rates.

The rule is being challenged through litigation pending in the D.C. Circuit Court of Appeals. In December 2025, the D.C. Circuit Court of Appeals granted the EPA's motion to extend the ongoing abeyance while the EPA reconsiders certain aspects of the rule. In February 2026, the EPA published a final rule extending certain deadlines and making various corrections to the 2024 CCR rule. The EPA has stated it plans to publish a new final rule by the end of 2026. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

Renewables, Efficiency, and Conservation

Wisconsin Legislation – In 2005, Wisconsin enacted Act 141, which established a goal that 10% of all electricity consumed in Wisconsin be generated by renewable resources annually. WE and WPS have achieved their required renewable energy percentages of 8.27% and 9.74%, respectively, by constructing various wind and solar facilities, a biomass facility, and by also relying on renewable energy purchases. WE and WPS continue to review their renewable energy portfolios and acquire cost-effective renewables as needed to meet their requirements on an ongoing basis. The PSCW administers the renewable program related to Act 141, and each utility funds the program based on 1.2% of its annual retail operating revenues.

Michigan Legislation – In December 2016, Michigan enacted Act 342, which required 12.5% of the state's electric energy to come from renewables for 2019 and 2020, and energy optimization (efficiency) targets up to 1% annually. The renewable requirement increased to 15.0% for 2021 and beyond. UMERC was in compliance with its requirements under this statute as of December 31, 2025. The legislation continues to allow recovery of costs incurred to meet the standards and provides for ongoing review and revision to assure the measures taken are cost-effective.

In November 2023, Michigan enacted Acts 229, 231 and 235. The acts require electric providers to file a renewable energy plan every two years and to set renewable energy portfolio targets from now until 2040. The proposed renewable energy targets include 15% through 2029, 50% from 2030 through 2034, and 60% renewable energy by 2035 and thereafter. The bill also sets clean energy standards of 80% from 2035 through 2039 and 100% after 2040. The acts only allow natural gas to count as clean energy if it is accompanied with carbon capture and storage. The new acts also revise the requirement a utility must meet in filing its energy waste reduction plans. They require a utility to file a plan every two years until 2025, then every three years thereafter. In February 2025, we filed an AREP with the MPSC addressing UMERC's compliance with the Act 235 renewable portfolio standards. At the same time, we are working with a coalition of members of the Michigan legislature to seek exemption from Act 235 for our new RICE units. In December 2025, the MPSC issued an order denying UMERC's AREP, requiring UMERC to file a new AREP in October 2026.

Enforcement and Litigation Matters

We and our subsidiaries are involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although we are unable to predict the outcome of these matters, management believes that appropriate reserves have been established and that final settlement of these actions will not have a material impact on our financial condition or results of operations.

NOTE 25—SUPPLEMENTAL CASH FLOW INFORMATION

The following table provides additional information regarding our statements of cash flows:

(in millions)	Year Ended December 31		
	2025	2024	2023
Cash paid for interest, net of amount capitalized	$ 858.5	$ 785.7	$ 653.4
Cash received for income taxes, net	(281.3)	(264.2)	(58.9)
Significant non-cash investing and financing transactions:			
Accounts payable related to construction costs	232.0	285.7	171.3
Common stock issued for stock-based compensation plans	3.2	6.4	—
Increase in receivables related to property damage insurance proceeds	3.5	2.3	3.5
Increase in receivables for corporate-owned life insurance proceeds	—	5.8	1.4
Liabilities accrued for software licensing agreements	21.1	0.2	—

Cash, Cash Equivalents, and Restricted Cash

The statements of cash flows include our activity related to cash, cash equivalents, and restricted cash. The following table reconciles the cash, cash equivalents, and restricted cash amounts reported within the balance sheets at December 31 to the total of these amounts shown on the statements of cash flows:

(in millions)	2025	2024	2023
Cash and cash equivalents	$ 27.6	$ 9.8	$ 42.9
Restricted cash included in other current assets	9.1	5.3	70.1
Restricted cash included in other long-term assets	34.2	27.1	52.2
Cash, cash equivalents, and restricted cash	$ 70.9	$ 42.2	$ 165.2

Our restricted cash primarily consisted of the following:

- Cash held in the Integrys rabbi trust, which is used to fund participants' benefits under the Integrys deferred compensation plan and certain Integrys non-qualified pension plans.

- Cash on deposit in financial institutions that is restricted to satisfy the requirements of certain debt agreements at WECI Wind Holding I, WECI Wind Holding II, WECI Energy Holding III, and WEPCo Environmental Trust.

- Cash related to WECI's ownership interests in certain renewable generation projects. These projects are required to deposit into an escrow account in order to fund future decommissioning.

NOTE 26—REGULATORY ENVIRONMENT

Wisconsin Electric Power Company, Wisconsin Public Service Corporation, and Wisconsin Gas LLC

Very Large Customer and Bespoke Resources Tariffs

In March 2025, WE filed an application with the PSCW requesting approval to implement a VLC Tariff and a Bespoke Resources Tariff. WE subsequently filed testimony in October 2025 slightly modifying the initial proposals. Under these proposed inter-connected tariffs, VLCs (new customers using 500 MWs or more, such as large data centers) will have access to reliable power to meet their needs and will directly pay for the electricity they consume, along with the power plants and distribution facilities built to serve them and operating and transmission costs allocated to their usage. The proposed tariffs are designed so that the costs associated with these VLCs are not subsidized by or shifted to residential or business customers.

The two new tariffs will work in tandem as VLCs will be required to sign a service agreement and subscribe to a portion of one or more "Bespoke Resources," including renewable generation facilities, battery storage, and natural gas generation units. Under these agreements, if a VLC terminates or downsizes its plans, it will still be required to pay for the Bespoke Resources and dedicated distribution facilities that have been built to support its forecasted load, unless the facilities can be repurposed, subject to PSCW approval. Service agreements under the Bespoke Resources Tariff will be effective for the depreciable life of the resource, except for wind or solar resources which will have a term of 20 years. As currently proposed, the ROE (can range from 10.48% to 10.98% as agreed upon with the customer) and equity ratio (57%) will both be fixed for the entire term of the agreement, and the revenue and costs recovered through the tariffs will be excluded from future rate case proceedings and earnings sharing mechanisms.

We expect a decision from the PSCW in the second quarter of 2026. Prior to the PSCW approving the tariffs, for infrastructure investments that have not received regulatory approval, WE requires VLCs to enter into payment and cancellation agreements which obligate the VLC to reimburse WE for all costs associated with projects, including any associated costs incurred by ATC for transmission infrastructure projects, requested by the customer until service agreements are executed under the approved tariffs. Reimbursement is required if, among other things, the VLC terminates the payment and cancellation agreement or reduces its anticipated load, or regulatory approval is not received for the construction of a project.

2025 and 2026 Rates

In April 2024, WE, WPS, and WG filed requests with the PSCW to increase their retail electric, natural gas, and steam rates, as applicable. The primary drivers of the requested increases in electric rates were continued capital investments to transition our generation fleets from coal to renewables and natural gas-fueled generation, increased costs driven by higher inflation and interest rates, and the recovery of regulatory assets previously approved by the PSCW. The requested increases in natural gas rates were driven by the companies' ongoing capital investments in reliability and safety projects, including LNG storage facilities, as well as the impacts from higher inflation and increased interest rates.

In December 2024, the PSCW issued final written orders approving electric, natural gas, and steam base rate increases, effective January 1, 2025 and 2026, as applicable. The final written orders reflected the following:

	WE	WPS	WG
2025 rate increase			
Electric [1]	$ 144.0 million / 4.2%	$ 55.1 million / 4.5%	N/A
Gas	$ 41.3 million / 7.1%	$ 14.9 million / 3.8%	$ 34.5 million / 4.2%
Steam	$ 1.5 million / 5.0%	N/A	N/A
2026 rate increase [2]			
Electric [1]	$ 169.5 million / 4.5%	$ 30.0 million / 2.3%	N/A
Gas	$ 29.8 million / 4.5%	$ 13.5 million / 3.1%	$ 23.5 million / 2.6%
ROE	9.8%	9.8%	9.8%
Common equity component average on a financial basis	53.0%	53.0%	53.0%

[1] Amounts reflect the impact to our Wisconsin retail electric operations and include the incremental decrease resulting from updated fuel costs.

[2] The 2026 rate increases are incremental to the previously authorized revenue plus the approved rate increases for 2025.

Effective January 1, 2025, WE was required to implement a new earnings sharing mechanism, under which, if WE earns above its authorized ROE: (i) it retains 100.0% of earnings for the first 15 basis points above the authorized ROE; (ii) 50.0% of the next 25 basis points is required to be refunded to ratepayers; and (iii) 100.0% of any remaining excess earnings is required to be refunded to ratepayers.

WPS and WG were required to maintain their then current earnings sharing mechanism. Under this mechanism, if the utility earns above its authorized ROE: (i) the utility retains 100.0% of earnings for the first 15 basis points above the authorized ROE; (ii) 50.0% of the next 60 basis points is required to be refunded to ratepayers; and (iii) 100.0% of any remaining excess earnings is required to be refunded to ratepayers.

2024 Limited Rate Case Re-Opener

In accordance with their rate orders approved by the PSCW in December 2022, WE, WPS, and WG filed requests for limited electric and natural gas rate case re-openers, as applicable, with the PSCW in May 2023. The WE and WPS limited electric rate case re-openers included updated fuel costs and revenue requirements for the generation projects that were previously approved by the PSCW and were placed into service in 2023 or were expected to be placed into service in 2024. WE's limited electric re-opener also included the projected savings from the retirement of the OCPP Units 5 and 6, which were retired in May 2024. WE and WG also filed a request for a limited natural gas rate case re-opener to reflect the additional revenue requirements associated with their previously approved LNG projects. WE's and WG's LNG projects were placed into service in November 2023 and February 2024, respectively.

In December 2023, the PSCW issued final written orders approving electric and natural gas rate increases and decreases, effective January 1, 2024. The final orders reflected the following:

	WE	WPS	WG
2024 incremental rate increases (decreases)			
Electric [1]	$ 82.2 million / 2.5%	$ (32.7) million / (2.6)%	N/A
Gas	$ 23.9 million / 4.5%	N/A	$ 21.6 million / 2.8%

[1] Amounts reflect the impact to our Wisconsin retail electric operations and include any incremental increases (WE) or decreases (WPS) resulting from updated fuel costs.

The utilities' ROE and common equity component averages were not addressed in the limited rate case re-openers.

2023 and 2024 Rates

In April 2022, WE, WPS, and WG filed requests with the PSCW to increase their retail electric, natural gas, and steam rates, as applicable. These requests were updated in July 2022 to reflect new developments that impacted the original proposals. The requested increases in electric rates were driven by capital investments in new wind, solar, and battery storage; capital investments in natural gas generation; reliability investments, including grid hardening projects to bury power lines and strengthen WE's distribution system against severe weather; and changes in wholesale business with other utilities. Many of these investments had already been approved by the PSCW. The requested increases in natural gas rates primarily related to capital investments previously approved by the PSCW, including LNG storage for our natural gas distribution system.

In December 2022, the PSCW issued final written orders approving electric, natural gas, and steam base rate increases, effective January 1, 2023. The final orders reflected the following:

	WE	WPS	WG
2023 base rate increase			
Electric	$ 283.5 million / 9.1%	$ 120.5 million / 9.8%	N/A
Gas	$ 46.1 million / 9.6%	$ 26.4 million / 7.1%	$ 46.5 million / 6.4%
Steam	$ 7.6 million / 35.3%	N/A	N/A
ROE	9.8%	9.8%	9.8%
Common equity component average on a financial basis	53.0%	53.0%	53.0%

In addition to the above, the final orders included the following terms:

- The utilities kept their then current earnings sharing mechanisms, under which, if a utility earned above its authorized ROE: (i) the utility retained 100.0% of earnings for the first 15 basis points above the authorized ROE; (ii) 50.0% of the next 60 basis points was refunded to ratepayers; and (iii) 100.0% of any remaining excess earnings was required to be refunded to ratepayers.

- WE and WPS were required to complete an analysis of alternative recovery scenarios for generating units that will be retired prior to the end of their useful life.

- WE and WPS were not allowed to propose any changes to their real time pricing rates for large commercial and industrial electric customers through the end of 2024.

- WE and WPS were required to lower monthly residential and small commercial electric customer fixed charges by $1.00 and $3.33, respectively, from previously authorized rates.

- WE and WPS were required to offer an additional voluntary renewable energy pilot for commercial and industrial customers.

- WE and WPS were required to continue to work with PSCW staff and other interested parties to develop alternative low income assistance programs. WE and WPS also collectively contributed $4.0 million to the Keep Wisconsin Warm Fund.

- WE, WPS, and WG were required to implement escrow accounting treatment for pension and OPEB costs. As a result, they defer as a regulatory asset or liability, the difference between actual pension and OPEB costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

- As discussed above, WE and WPS were authorized to file a limited electric rate case re-opener for 2024, and WE and WG were authorized to file a limited natural gas rate case re-opener for 2024.

The Peoples Gas Light and Coke Company and North Shore Gas Company

2026 Rate Application

In January 2026, PGL and NSG filed requests with the ICC to increase their natural gas base rates. They are requesting rate increases of $201.3 million (20.95%) and $12.7 million (12.2%), respectively. The requested rate increases are primarily driven by capital investments made to strengthen the safety and reliability of each utility's natural gas distribution system. PGL's rate request includes the estimated revenue requirements associated with its PRP projects. As discussed below, projects completed under PGL's PRP are to meet the ICC's directive to retire all cast and ductile iron pipe that has a diameter under 36 inches by January 1, 2035. PGL's rate request includes the revenue requirements associated with approximately $360 million of capital investments planned under its PRP in 2027. Higher operating costs, driven by inflation, and increases in the cost of capital, also drove the requested rate increases. Both companies are requesting an ROE of 10.10% and a common equity component average of 54.0%.

An ICC decision is anticipated in the fourth quarter of 2026, with new rates expected to be effective by January 1, 2027.

2023 Rate Order

In January 2023, PGL and NSG filed requests with the ICC to increase their natural gas base rates. The requested rate increases were primarily driven by capital investments made to strengthen the safety and reliability of each utility's natural gas distribution system. PGL was also seeking to recover costs incurred to upgrade its natural gas storage field and operations facilities and to continue improving customer service. PGL did not request an extension of the QIP rider as PGL returned to the traditional rate making process to recover the costs of necessary infrastructure improvements.

In November 2023, the ICC issued final written orders approving base rate increases for PGL and NSG. The written orders were subsequently amended for various technical corrections. The amended written orders approved the following base rate increases:

- A $304.6 million (43.5%) base rate increase for PGL's natural gas customers, effective December 1, 2023. This amount includes the recovery of costs that were previously being recovered under its QIP rider.

- An $11.0 million (11.6%) base rate increase for NSG's natural gas customers. The new rates at NSG were not effective until February 1, 2024 as changes were required to NSG's billing system as a result of the final rate order.

The ICC approved an authorized ROE of 9.38% for both PGL and NSG, and set the common equity component average at 50.79% and 52.58% for PGL and NSG, respectively.

As part of its decisions, the ICC, among other things, disallowed $236.2 million of capital costs related to the construction and improvement of PGL's shops and facilities and $1.7 million of capital costs related to NSG's construction of a gas infrastructure project. In addition, the ICC ordered PGL to pause spending on its projects to upgrade its natural gas delivery system until the ICC had a proceeding to determine the optimal method for replacing aging natural gas infrastructure and a prudent investment level.

In December 2023, PGL and NSG filed an application for rehearing with the ICC requesting reconsideration of various issues in the ICC's November 2023 written orders. The ICC granted PGL and NSG a limited-scope rehearing focused exclusively on the authorized spending for the completion of projects to upgrade PGL's natural gas delivery system that started in 2023 and emergency repairs needed to ensure the safety and reliability of the delivery system. In May 2024, the ICC issued a written order on the rehearing. The order approved $28.5 million of additional spending for emergency work, representing a $1.6 million increase to PGL's annual revenue requirement.

As the ICC did not grant a rehearing on the disallowance of PGL's and NSG's capital costs, we recorded a $178.9 million non-cash impairment of our property, plant, and equipment during the fourth quarter of 2023. This amount included $177.2 million of previously incurred disallowed costs at PGL related to its shops and facilities, and the $1.7 million of capital costs disallowed at NSG. The remaining disallowance of capital costs at PGL related to expected future spend.

In June 2024, PGL and NSG filed a petition with the Illinois Appellate Court for review of the November 2023 and May 2024 orders. The appeal includes the ICC's $237.9 million combined disallowance of capital costs at PGL and NSG discussed above, along with the $116.0 million disallowance of capital investments needed to meet safety and reliability requirements of PGL's natural gas delivery system. Although the ICC ordered PGL to complete safety and reliability work in 2024, it denied the recovery of these costs in the current rates.

In accordance with the November 2023 rate order, the ICC initiated a proceeding in January 2024 to determine the optimal method and a prudent investment level for replacing aging natural gas infrastructure. In February 2025, the ICC issued an order setting expectations for PGL's prospective operations. The ICC directed us to focus on retiring all cast and ductile iron pipe that has a diameter under 36 inches by January 1, 2035. The ICC also indicated that failure to comply with this directive could subject us to civil penalties under Illinois statute. PGL is working to retire this cast and ductile iron pipe through its PRP. Costs incurred under the PRP will be evaluated for prudency by the ICC in future rate cases. In addition, the program will be overseen by a safety monitor hired by the ICC. As discussed above, PGL initiated a general rate case proceeding in January 2026, which we anticipate will provide further regulatory clarity before we significantly increase our spend associated with the PRP.

Illinois Riders

Uncollectible Expense Adjustment Rider – The rates of PGL and NSG include a UEA rider for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates. The UEA rider is subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency by the ICC. In May 2023, the ICC issued a written order on PGL's and NSG's 2018 UEA rider reconciliation. The order required a $15.4 million and $0.7 million refund to customers at PGL and NSG, respectively. These amounts were refunded over a period of nine months, which began on September 1, 2023. Upon appeal by PGL and NSG, the Illinois Appellate Court affirmed the ICC order and the related disallowance. The Illinois Supreme Court denied a subsequent petition for review and reversal of the order in March 2025.

As of December 31, 2025, there can be no assurance that all costs incurred under the UEA rider during the open reconciliation years will be deemed recoverable by the ICC. Future disallowances by the ICC could be material. The combined annual costs of PGL and NSG included in the rider, which reflect uncollectible write-offs in excess of what is recovered in base rates, have ranged from $10 million to $40 million. However, see Uncollectible Expense Adjustment and Qualifying Infrastructure Plant Riders Settlement below for information on a proposed settlement that would resolve all open proceedings.

Qualifying Infrastructure Plant Rider – In July 2013, Illinois Public Act 98-0057, The Natural Gas Consumer, Safety & Reliability Act, became law. This law provides natural gas utilities with a cost recovery mechanism that allows collection, through a surcharge on customer bills, of prudently incurred costs to upgrade Illinois natural gas infrastructure. In January 2014, the ICC approved a QIP rider for PGL, which was in effect until December 1, 2023. As discussed above, PGL has returned to the traditional rate-making process for recovery of these costs, and they are now included in PGL's base rates.

Costs previously incurred under PGL's QIP rider are still subject to an annual reconciliation whereby costs are reviewed for accuracy and prudency. In August 2024, the ICC issued a final order on PGL's 2016 annual reconciliation, which included a disallowance of $14.8 million of certain capital costs. PGL recorded a pre-tax charge to income of $25.3 million during the third quarter of 2024 related to the disallowance and the previously recognized return on and of these investments. The charge was recorded on the income statement as a $12.9 million reduction in revenues for the amounts previously collected from customers, a $12.1 million increase to operating expenses for the impairment of PGL's property, plant, and equipment, and a $0.3 million increase to interest expense related to the amounts due to customers. In October 2024, PGL filed a petition with the Illinois Appellate Court for review of the ICC's August 2024 order; however, in January 2026, PGL filed an unopposed motion to stay the appeal, which was granted by the court.

PGL's QIP reconciliations from 2017 through 2023 are still pending. Future disallowances by the ICC could be material. The aggregate capital costs included in the rider during the open reconciliation years, along with any previously recognized return on these investments, totaled approximately $3.0 billion as of December 31, 2025. However, see Uncollectible Expense Adjustment and Qualifying Infrastructure Plant Riders Settlement below for information on a proposed settlement that would resolve all open proceedings.

Uncollectible Expense Adjustment and Qualifying Infrastructure Plant Riders Settlement – In February 2026, PGL and NSG agreed on the terms of a proposed settlement with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the UEA and QIP riders. PGL and NSG agreed to refund $49.0 million and $1.0 million, respectively, to customers as bill credits over a period of three years between 2026 and 2028 to resolve the open UEA proceedings. In order to resolve the open QIP proceedings, PGL agreed to permanently remove $130.0 million of qualified infrastructure investment costs from rate base starting in 2027 and to refund $75.0 million to customers as bill credits over a period of three years between 2026 and 2028. As a result of this agreement, we recorded a $205.0 million charge to income during the fourth quarter of 2025. The charge was recorded as a $130.0 million impairment to PGL's net property, plant, and equipment and a $75.0 million reduction to revenues. The total of the rate base reduction and the obligation to refund amounts to customers through bill credits recorded on our balance sheet at December 31, 2025 is $255.0 million. This includes the $205.0 million charge to income recorded during 2025 and a $50.0 million charge to income recorded in prior years. This proposed settlement is subject to ICC approval following a public review process.

Minnesota Energy Resources Corporation

2023 Rate Order

In November 2022, MERC initiated a rate proceeding with the MPUC to increase its retail natural gas base rates. In December 2022, the MPUC approved MERC's request for interim rates totaling $37.0 million, subject to refund. The interim rates went into effect on January 1, 2023.

In November 2023, the MPUC issued a written order approving a settlement agreement MERC reached with certain intervenors. The settlement agreement reflected a natural gas base rate increase of $28.8 million (7.1%), along with a 9.65% ROE and a common equity component average of 53.0%. The natural gas rate increase was primarily driven by increased capital investments as well as inflationary pressure on operating costs. Under the terms of the settlement agreement, MERC will continue the use of its decoupling mechanism for residential customers, and it will be expanded to include certain small commercial and industrial customers.

Final rates went into effect on March 1, 2024. MERC's customers were entitled to an $8.9 million refund due to the interim rate increase exceeding the final approved rate increase, which was retroactive to January 1, 2023. These amounts were refunded to customers during the second quarter of 2024.

Michigan Gas Utilities Corporation

2026 Rate Application

On December 19, 2025, MGU provided notification to the MPSC of its intent to file an application requesting an increase to its natural gas rates. The application is expected to be filed in March 2026 and to request new rates be effective January 1, 2027. MGU is currently in the process of evaluating its rate request.

2024 Rate Order

In March 2024, MGU filed a request with the MPSC to increase its retail natural gas base rates. In September 2024, the MPSC issued a final order approving a settlement agreement, which authorized MGU to increase its natural gas base rates by $7.0 million (3.88%). The rate increase was primarily driven by inflationary pressure on capital projects and operating and maintenance costs and the significant increase in interest rates over the past few years. The rate increase reflected a 9.86% ROE and a common equity component average of 50.0%. The new rates became effective January 1, 2025. The order also authorized MGU to defer any expenses incurred to implement the PHMSA's proposed rulemaking titled "Gas Pipeline Leak Detection and Repair."

2023 Rate Order

In March 2023, MGU filed a request with the MPSC to increase its retail natural gas base rates. In August 2023, the MPSC issued a written order approving a comprehensive settlement that resolved all issues in MGU's rate case. The key terms of the settlement agreement included:

*   a natural gas base rate increase of $9.9 million (4.7%);
*   an ROE of 9.8%;
*   a common equity component average of 51.0%; and,
*   a continuation of the existing MRP rider, effective January 1, 2025 through 2027, including forecasted increased costs for those projects. MRP costs were recovered in base rates in 2024.

The rate increase was primarily driven by capital investments made to strengthen the safety and reliability of MGU's natural gas distribution system and to provide service to additional customers. Inflationary pressure on operating costs also contributed to the rate increase. The new rates were effective January 1, 2024.

Upper Michigan Energy Resources Corporation

Amended Renewable Energy Plan

In accordance with Michigan Public Act 235, UMERC filed an AREP with the MPSC in February 2025. UMERC's AREP addressed its compliance with the Act 235 renewable portfolio standards and its proposal to recover the projected compliance costs through an incremental renewable energy surcharge. The projected compliance costs included the purchase of Michigan-sourced renewable energy credits and the revenue requirements for UMERC's previously approved investment in Renegade, a 100 MW utility-scale solar-powered electric generating facility, and any other incremental renewable generation resources required to meet the Act 235 renewable portfolio standards. On December 18, 2025, the MPSC issued an order denying UMERC's AREP and requiring UMERC to file a new AREP by October 15, 2026.

Renegade is currently interconnected and delivering power to MISO, and it is expected to achieve commercial operation in the first quarter of 2026. The estimated cost of Renegade is approximately $226 million. As UMERC's proposal to recover the annual revenue requirement of Renegade through a renewable energy surcharge was denied, UMERC will recover a portion of these costs through its power supply cost recovery mechanism, and the MPSC advised UMERC to seek deferral accounting treatment for the remainder. UMERC filed its request for deferral accounting with the MPSC on January 27, 2026.

2024 Rate Order

In May 2024, UMERC filed a request with the MPSC to increase its electric base rates for non-mine customers. In October 2024, the MPSC issued a final order approving a settlement agreement, which authorized UMERC to increase electric base rates for non-mine customers by $6.6 million (8.2%). The new rates became effective January 1, 2025. The rate increase reflected a 9.86% ROE and a common equity component average of 50.0%. The rate increase was primarily driven by the construction of the now in-service RICE generation facilities located in the Upper Peninsula of Michigan and a reduction in sales volumes resulting from the implementation of limited retail choice since UMERC's predecessor utilities last reset rates. A reduction of operation and maintenance costs partially offset these impacts.

NOTE 27—OTHER INCOME, NET

Total other income, net was as follows for the years ended December 31:

(in millions)	2025	2024	2023
AFUDC-Equity	$ 99.8	$ 59.8	$ 59.1
Gains from investments held in rabbi trust	8.1	11.7	13.7
Interest income	5.9	17.2	3.9
Non-service components of net periodic benefit costs	2.7	83.7	97.7
Earnings (losses) from equity method investments [1]	(10.4)	4.7	(1.1)
Other, net	1.8	1.1	4.4
Other income, net	$ 107.9	$ 178.2	$ 177.7

[1]   Amounts do not include equity earnings of transmission affiliates as those earnings are shown as a separate line item on the income statements.

NOTE 28—NEW ACCOUNTING PRONOUNCEMENTS

Improvements to Interim Reporting

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements. The amendments clarify interim disclosure requirements and the applicability of Topic 270. The amendments include a comprehensive list of interim disclosures that are currently required under GAAP. The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. Finally, the amendments clarify the types of interim reporting and the form and content of interim financial statements in accordance with GAAP. The amendments are effective for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Accounting for Government Grants

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for a grant related to an asset and a grant related to income. The amendments also require disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. The amendments are effective for annual periods beginning after December 15, 2028, and interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses. The amendments require disclosure of certain costs and expenses in the notes to financial statements, which are disaggregated from relevant expense captions on the income statement. The amendments also require additional qualitative disclosures of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. Finally, the amendments require disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. We plan to adopt these amendments beginning with our fiscal year ending on December 31, 2027, and are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Deloitte.

Deloitte & Touche LLP
777 East Wisconsin Ave
34th Floor
Milwaukee, WI 53202
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WEC Energy Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WEC Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities - Impact of rate regulation on financial statements — Refer to Notes 6 and 26 to the financial statements

Critical Audit Matter Description

The Company's regulated utilities are subject to regulation by various state and federal regulatory bodies (collectively the "Commissions") which have jurisdiction with respect to the rates of electric and gas utility companies in each respective state. Management has determined the Company meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the Regulated Operations Topic of the Financial Accounting Standards Board's Accounting Standard Codification.

Rates are determined and approved in regulatory proceedings based on an analysis of the Company's costs to provide utility service and a return on, and recovery of, the Company's investment in the utility business. Current and future regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered through rates. The Commissions' regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by the Company's regulators. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commissions will not approve: (1) full recovery of the costs of providing utility service, (2) full recovery of all amounts invested in the utility business and a reasonable return on that investment or (3) timely recovery of costs incurred.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about the impacted account balances and disclosures and the subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and/or (2) a refund to customers. Auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the impact of rate regulation on certain assets and liabilities included the following procedures, among others:

- We tested the effectiveness of management's controls over regulatory assets and liabilities, including management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred reported as regulatory assets and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We also tested the effectiveness of management's controls over the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We inquired of Company management and independently obtained and read: (1) relevant regulatory orders issued by the Commissions for the Company, (2) Company filings with the Commissions, (3) filings made by intervenors and (4) other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. To assess completeness, we evaluated the information obtained and compared it to management's recorded regulatory asset and liability balances.

- For regulatory matters in process, we inquired of Company management and inspected the Company's filings with the Commissions, intervenor filings with the Commissions that may impact the Company's future rates, and correspondence between the Company and intervenors for any evidence that might contradict management's assertions.

- We evaluated management's conclusions regarding the probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

Deloitte & Touche LLP

February 20, 2026
We have served as the Company's auditor since 2002.

Deloitte & Touche LLP
777 East Wisconsin Ave
34th Floor
Milwaukee, WI 53202
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WEC Energy Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WEC Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 20, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

February 20, 2026

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our and our subsidiaries' internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our and our subsidiaries' internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm, attesting to the effectiveness of our internal controls over financial reporting, see Page F-103.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fourth quarter of 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON SHAREHOLDERS

As of January 31, 2026, based upon the number of WEC Energy Group shareholder accounts (including accounts in our stock purchase and dividend reinvestment plan), we had approximately 32,000 registered shareholders.

COMMON STOCK LISTING AND TRADING

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WEC."

COMMON STOCK DIVIDENDS OF WEC ENERGY GROUP

We review our dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, earnings, financial condition, and other requirements. For more information on our dividends, including restrictions on the ability of our subsidiaries to pay us dividends, see Note 11, Common Equity.

PERFORMANCE GRAPH

The performance graph below shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the last five years had $100 been invested at the close of business on December 31, 2020, in each of:

- WEC Energy Group common stock;
- the Standard & Poor's 500 Index ("S&P 500"); and
- a Custom Peer Index Group.

Custom Peer Index Group. We use a custom peer index group for peer comparison purposes because we believe that it provides an accurate representation of our peers. The custom peer index group is a market capitalization-weighted index of companies, including WEC Energy Group, that are similar to us in terms of size and business model.

In addition to WEC Energy Group, the companies in the Custom Peer Index Group are Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; CenterPoint Energy; CMS Energy Corporation; Consolidated Edison, Inc.; Dominion Energy, Inc.; DTE Energy Company; Duke Energy Corp.; Eversource Energy; Exelon Energy; FirstEnergy Corp.; NiSource Inc.; OGE Energy Corp.; Pinnacle West Capital Corporation; PPL Energy; The Southern Company; and, Xcel Energy Inc.

Five-Year Cumulative Return



Value of Investment at Year-End

	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
WEC Energy Group	$100	$109	$108	$101	$117	$135
S&P 500	$100	$129	$105	$133	$166	$196
Custom Peer Index Group	$100	$117	$120	$111	$129	$149

BOARD OF DIRECTORS



Warner L. Baxter

Director since 2025.

Retired Executive Chairman of Ameren, a Fortune 500 energy company serving approximately 2.5 million electric and 900,000 natural gas customers in Illinois and Missouri.



Thomas K. Lane

Director since 2020.

Vice Chairman of Energy Capital Partners LLC, a private equity firm that focuses on investing in power generation, midstream gas, electric transmission and energy and environmental services sectors of North America's energy infrastructure.



Ave M. Bie

Director since 2023.

Retired Partner of Quarles & Brady LLP, a law firm serving a diverse list of domestic and international clients, in both large industrial sectors and small entrepreneurial settings.



John D. Lange

Director since 2025.

Retired global head of the Power, Utilities and Renewable Energy Group, the Natural Resources Group, and of the Industrials Group of Barclays plc.



Danny L. Cunningham

Director since 2018.

Retired Partner and Chief Risk Officer of Deloitte & Touche LLP, an industry-leading audit, consulting, tax, and advisory firm.



Scott J. Lauber

Director since 2022.

President and Chief Executive Officer of WEC Energy Group, Inc.



William M. Farrow III

Director since 2018.

Retired Chairman and Chief Executive Officer of Winston and Wolfe LLC, a privately held technology development and advisory company.



Ulice Payne, Jr.

Director since 2003.

Managing Member of Addison-Clifton, LLC, which provides global trade compliance advisory services.



Cristina A. Garcia-Thomas

Director since 2021.

Interim President, Greater Milwaukee Committee since January 2026.

Former Senior Vice President and Chief DEI Officer of Advocate Health, a not-for-profit health care system operating across Alabama, Georgia, Illinois, North Carolina, South Carolina and Wisconsin.



Mary Ellen Stanek

Director since 2012.

Managing Director and Director of Asset Management of Baird Financial Group; Chief Investment Officer - Emeritus, Baird Advisors; Director and President, Baird Funds, Inc. Baird Financial Group provides wealth management, capital markets, private equity, and asset management services to clients worldwide.



Maria C. Green

Director since 2019.

Retired Senior Vice President and General Counsel of Ingersoll Rand plc, a diversified industrial manufacturer serving customers in global commercial, industrial and residential markets.



Glen E. Tellock

Director since 2022.

Retired President and Chief Executive Officer of Lakeside Foods, Inc., a privately held, industry-leading international food processing company based in Wisconsin.



Gale E. Klappa

Director since 2003.

Non-Executive Chairman of the Board of WEC Energy Group, Inc.

OFFICERS

The names and positions as of January 31, 2026, of WEC Energy Group's officers are listed below.

Scott J. Lauber[*] – President and Chief Executive Officer

Robert M. Garvin[*] – Executive Vice President - External Affairs

Michael W. Hooper[*] – Executive Vice President, Chief Operating Officer

Margaret C. Kelsey[*] – Executive Vice President, General Counsel and Corporate Secretary

Xia Liu[*] – Executive Vice President and Chief Financial Officer

M. Beth Straka[*] – Senior Vice President - Corporate Communications and Investor Relations

William J. Guc[*] – Vice President and Controller

Anthony L. Reese[*] – Vice President and Treasurer

James A. Schubilske – Vice President and Chief Audit Officer

David L. Hughes – Assistant Treasurer

* Executive Officer of WEC Energy Group as of January 31, 2026.

The following individuals were also executive officers of WEC Energy Group as of January 31, 2026:

- Daniel P. Krueger – Executive Vice President - Infrastructure and Generation Planning of WEC Business Services LLC, a centralized service company of WEC Energy Group
- Molly A. Mulroy – Executive Vice President and Chief Administrative Officer of WEC Business Services LLC, a centralized service company of WEC Energy Group
- Joshua M. Erickson – Vice President, Deputy General Counsel and Assistant Corporate Secretary of WEC Business Services LLC, a centralized service company of WEC Energy Group



NOTICE OF 2026 ANNUAL MEETING
AND **PROXY STATEMENT**

This Page Intentionally Left Blank



Dear Fellow Stockholders

On behalf of our Board of Directors, I cordially invite you to attend WEC Energy Group's Annual Meeting of Stockholders. We look forward to hosting this year's meeting in virtual format.

Throughout 2025, our Board of Directors and management team maintained their focus on the fundamentals of our business — resulting in an exceptional year on virtually every meaningful measure.

WEC Energy Group delivered solid net income and earnings per share. Once again, the company returned more cash to stockholders than in any other year in company history. We increased the dividend by 6.7 percent in January 2026 — the twenty-third consecutive year of dividend increases for our stockholders.

In fall 2025, the company announced its largest ever five-year capital plan, driven by significant economic development in our region. The plan now calls for $37.5 billion of investment to support safety, reliability and growth.

To meet customer needs throughout the region, our management team is working to add more natural gas and renewable generation to our fleet. This "all of the above" approach is designed to maintain affordable energy rates AND the fuel diversity that is needed for reliability — all while supporting a cleaner energy future.

I'm also pleased to report that employees across our family of companies achieved their best year on record for safety in 2025, as measured in lost-time incidents, as well as days away, restricted or transferred (DART) incidents.

At the board level, we have maintained a strong governance structure to support the company's efforts. Rigorous metrics in our incentive compensation program continue to link pay and performance. And with proposals 4 and 5, our board is addressing stockholder support for a simple majority voting standard.

We ask for your participation in the vote at this year's meeting. And, as always, we welcome your engagement.

On a personal note, it has been a privilege to serve as chairman over the past two decades. As I retire from active service with our board, I know that our future will be shaped by strong and experienced hands. Thank you for your investment, your support, and your continued confidence in WEC Energy Group.

Gale E. Klappa
Chairman of the Board

Notice of 2026 Annual Meeting of Stockholders

Date and Time

Thursday, May 7, 2026 at 1:30 p.m., Central time.

Location

WEC Energy Group will hold a virtual annual stockholders meeting, held exclusively online at www.meetnow.global/M4P2PNZ. Access to the meeting begins at 1:15 p.m., Central time.

Items to be voted

1. Election of 12 directors-terms expiring in 2027.
2. Ratification of Deloitte & Touche LLP as independent auditors for 2026.
3. Advisory vote to approve compensation of the named executive officers.
4. Amendments to our Restated Articles of Incorporation to eliminate supermajority voting requirements.
5. Amendments to our Bylaws to eliminate supermajority voting requirements.
6. Stockholder proposal to govern by majority vote.

In addition, we will consider and act upon any other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

How to attend the 2026 Annual Meeting

This year's Annual Meeting will take place entirely online. If you would like to participate in the meeting, including voting, submitting a question, or examining our list of stockholders, you will need to visit our meeting site, located at www.meetnow.global/M4P2PNZ, and enter your control number. Consistent with our prior virtual meetings, we will offer stockholder rights and participation opportunities.

Registered Stockholders. If your shares are registered in your name, your 15-digit control number was included on your Notice of Internet Availability of Proxy Materials, your proxy card or on the instructions that accompanied your proxy materials.

Beneficial Owners. If you own shares in "street name" (that is, through a broker, bank or other nominee), you must register in advance to obtain a control number. For more information, see Annual Meeting Attendance and Voting Information, which begins on P-80.

Your vote is very important to us. We urge you to review the proxy statement carefully and exercise your right to vote. Even if you plan to attend the Annual Meeting, please vote your shares as soon as possible using one of the voting methods outlined in this notice. If you vote in advance, you are still entitled to vote at the Annual Meeting, which would have the effect of revoking any prior votes.

Margaret C. Kelsey
Executive Vice President, General Counsel and Corporate Secretary
March 26, 2026

Voting methods



Use the Internet
Vote shares online at www.envisionreports.com/WEC



Mobile Device
Scan this QR code.



Call Toll-Free
In the U.S. or Canada call 1-800-652-8683.



Mail your Proxy Card
Follow the instructions on your voting form.

Record Date
Stockholders of record as of close of business on March 4, 2026 (Record Date) will be entitled to vote. Each share of common stock is entitled to one vote for each director position and one vote for each of the other proposals.

On or about March 26, 2026, the Proxy Statement and 2025 Annual Report are being mailed or made available online to stockholders.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 7, 2026: The Proxy Statement and 2025 Annual Report are available at www.envisionreports.com/WEC.

Table of Contents

Forward-Looking Statements

The statements contained in this proxy statement about our future performance, including, without limitation, future financial and operational results, strategic initiatives, execution of our capital plan, emissions reduction goals and all other statements that are not purely historical, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are a number of risks and uncertainties that could cause actual results to differ materially from any forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K for the year ended December 31, 2025, and subsequent filings with the Securities and Exchange Commission ("SEC"). These reports address in further detail our business, industry issues and other factors that could cause actual results to differ materially from those indicated in this proxy statement. Except as may be required by law, we disclaim any obligation to publicly update or revise any forward-looking statements.

Other reports and website references. In this proxy statement we identify certain reports and materials that are available on or through our website or those of our subsidiaries. These reports and the information contained on, or available through WEC Energy Group's website and the websites of its subsidiaries, are not "soliciting material," are not deemed filed with the SEC, and are not, nor shall they be deemed to be, incorporated by reference.

Proxy Summary

This summary highlights selected information related to items to be voted on at the annual meeting of stockholders. This summary does not contain all of the information that you should consider when deciding how to vote. Please read the entire proxy statement before voting. Additional information regarding WEC Energy Group, Inc.'s (the "Company" or "WEC Energy Group") 2025 performance can be found in our Annual Report on Form 10-K for the year ended December 31, 2025.

The 2026 Annual Meeting of Stockholders will be a virtual-only meeting via live webcast. There will not be a physical meeting location. Stockholders are encouraged to participate online by logging into www.meetnow.global/M4P2PNZ where you will be able to listen to the meeting live, submit questions and vote your shares. Please see page P-80 for more information.

Voting Matters and Recommendations

The following proposals are scheduled to be presented at our upcoming 2026 Annual Meeting of Stockholders:

	Item to be Voted on	Board's recommendation	Page
Proposal 1	Election of 12 Directors-terms expiring in 2027	**FOR each nominee**	P-12
Proposal 2	Ratification of Deloitte & Touche LLP as independent auditors for 2026	**FOR**	P-38
Proposal 3	Advisory vote to approve executive compensation of the named executive officers	**FOR**	P-41
Proposal 4	Amendments to our Restated Articles of Incorporation to eliminate supermajority voting requirements	**FOR**	P-72
Proposal 5	Amendments to our Bylaws to eliminate supermajority voting requirements	**FOR**	P-74
Proposal 6	Stockholder proposal to govern by majority vote	**AGAINST**	P-76

An Energy Industry Leader

WEC Energy Group is a leading Midwest electric and natural gas holding company with subsidiaries serving 4.7 million customers in Wisconsin, Illinois, Michigan and Minnesota. We also hold a majority ownership in American Transmission Company LLC, an electric transmission company regulated by FERC and certain state regulatory commissions. In addition, as part of our non-utility energy infrastructure segment, we own majority interests in a growing fleet of renewable generation facilities outside our regulated footprint. Our 7,150 employees are focused on providing affordable, reliable and cleaner energy for a sustainable future.

Long history of consistent, strong earnings and dividend growth.

Earnings per share*



*See Appendix A on page P-85 for reconciliation of non-GAAP measures.

Annualized dividends per share



*Annualized based on 1st quarter 2026 dividend of $0.9525 per share.

$34.3 billion
market cap

$51.5 billion
of assets

As of 12/31/2025

Total Shareholder Return
2015-2025



Philadelphia Utility	173%
S&P Utilities	174%
WEC	184%

10-year total cumulative shareholder return 12/31/2015, through 12/31/2025.

Diverse Portfolio of Businesses



Based on average asset base.

*ATC is accounted for using the equity method; this represents WEC Energy Group's portion of the asset base.

2025 asset base actual

11.7% CAGR

2030 asset base projected

Our 2025 Performance Highlights

Throughout 2025, the Company remained steadfast in executing its fundamentals — safety, reliability, customer satisfaction, financial discipline and environmental stewardship. It ended the year with solid financial and operational results — delivering continued long-term value for stockholders and customers, while supporting economic growth in the communities we serve.

Business Highlights / Awards and Recognition	Financial Highlights
Made significant progress on our infrastructure investments and strengthening our system: • Darien Solar Park went into service, adding 225 megawatts (MW) of solar energy capacity for our Wisconsin utilities. • The battery portion of the Paris Solar-Battery Park came online, providing our utilities with 99 MW of storage. This is Wisconsin's first large-scale battery project. • Wisconsin Electric Power Company (Wisconsin Electric) received regulatory approval to build an 1,100-MW natural gas plant at its Oak Creek campus and a 128-MW natural gas plant in the Town of Paris, Wisconsin, as well as a liquefied natural gas storage facility and lateral to serve the Oak Creek site. Construction has started on these facilities. • We continued to invest in electric system hardening and natural gas pipe retirement for safety and reliability. We Energies* was named best in the Upper Midwest for electric reliability performance as part of PA Consulting's 2025 ReliabilityOne Awards. Honored by the Wisconsin Department of Workforce Development with the Vets Ready Employer Initiative award, achieving Gold level recognition, for supporting veterans in the workforce and the community. Included as a constituent of FTSE Russell's FTSE4Good Index Series, which is made up of companies that reflect strong environmental, social and governance practices. Received a Technology Transfer Award from EPRI in recognition of employee contributions to research on renewable energy asset monitoring. Wisconsin Public Service Corporation (WPS) and Michigan Gas Utilities Corporation both were recognized by the American Gas Association for their 2024 safety records — having the lowest incident rate for days away, restricted or transferred in their benchmark categories. WEC Energy Group ranked first overall in the 2025 E Source Managed Business Customer Satisfaction Study. Received recognition in Escalent's 2025 Utility Trusted Brand & Customer Engagement: Residential studies: • The Peoples Gas Light and Coke Company, North Shore Gas Company and Minnesota Energy Resources Corporation were named 'Customer Champions,' with the latter two subsidiaries tying for first place in the Midwest region among natural gas utilities. • WPS was named a 'Most Trusted Brand.' Named among America's Greatest Workplaces for Culture, Belonging & Community by Newsweek. Identified as Wisconsin's largest corporate contributor to charitable organizations in an annual ranking by Milwaukee Business Journal based on 2024 giving. * Wisconsin Electric and Wisconsin Gas LLC combined common functions and do business as We Energies.	**$4.81** earnings per share, on a GAAP basis **$5.27** earnings per share, on an adjusted basis **6.7%** dividend increase declared in January 2026 **22 consecutive years** of higher dividends (2004-2025) **83 consecutive years** of delivering quarterly dividends (1942-2025)

How our Compensation Program Supports our Business Strategy

An important aspect of the Board's oversight responsibilities is to hold the executive management team accountable to achieving the Company's goals and objectives, and reward them appropriately when they do. This includes oversight of executive compensation.

Since 2004, our executive compensation program has included metrics that link a substantial portion of executive pay to achieving financial, operational and social targets tied to our business fundamentals. These targets are linked to key objectives that underpin the company's sustainability.



One of our core responsibilities and a major focus of our capital plan is maintaining affordable and reliable energy for our customers. The Compensation Committee assesses management's performance against short-term and long-term goals that are aligned with the interests of our stockholders and customers through the execution of the Company's capital plan. Management annually refreshes the capital plan, discusses it with the Board, including a preview of anticipated capital spending over the next five years, and then publicly discloses its plan during the fourth quarter each year.

The Company's ability to effectively fund its capital plan has been directly linked with execution of its financial plan, including meeting the targets associated with the financial metrics used in the Company's compensation program. These financial metrics are key performance indicators underlying executives' incentive compensation. Incentive targets associated with operational and social goals are tied to strategic priorities. In this way, the Company's executive compensation program incentivizes management to maintain an appropriate balance among its financial results and other significant priorities, including those relating to our employees, customers, and suppliers.

The Company plays a significant role in supporting economic growth in its service territories. As demonstrated in 2025, we developed a robust capital plan to support significant economic development across our service territories with affordable, reliable and clean energy, while at the same time continuing to prioritize the safety of our employees, the satisfaction of our broad customer base, and the strength and diversity of our human capital and supplier base.

Governance Highlights

Accountability to our stockholders is critical to our long-term success. We routinely evaluate and enhance our governance practices to maintain alignment with evolving best practices. Highlights of our governance framework and matters with which the Board was involved during 2025 are noted below.

Governance Framework

Board Independence/Composition
- 11 of 12 director nominees are independent
- Independent Lead Director with defined duties, elected by other independent directors
- Independent Audit, Compensation, Finance and Governance Committees
- Opportunity for executive sessions at every board and committee meeting
- 50% of Board nominees are diverse by gender or race/ethnicity

Board Oversight
- Short- and long-term strategy and major strategic initiatives
- Risk Management Process
- Leadership succession planning
- Code of Business Conduct
- Corporate sustainability, including risks and opportunities created by climate change
- Regular reporting from Board committees on specific risk oversight responsibilities

Board and Committee Practices
- Ongoing Board refreshment, resulting in an average tenure of 7 years
- Annual Board and committee evaluations
- Strategy and risk oversight discussion at every regular Board meeting
- Ongoing education programs by internal and third-party experts
- Stock ownership requirements for directors and executives
- Recoupment ("clawback") policies for incentive-based compensation to executives and other officers
- Responsible overboarding restrictions

Stockholder Rights
- Annual election of all directors
- Majority voting standard for uncontested elections
- One-share, one-vote standard
- Proxy access and special meeting provisions in bylaws
- Annual "say-on-pay" advisory vote

Oversight of 2025 Strategic Initiatives

The Board is actively engaged in the oversight of the Company's strategy, providing advice and counsel as warranted and holding management accountable for making sound decisions in executing important matters affecting its stakeholders. Examples during 2025 included:

- Capital plan, updated to reflect the Company's anticipated capital expenditures over 2026-2030, allocated across strategies aimed at delivering affordable, reliable and cleaner energy, while providing transparency to investors.
- Plans for $36.5 billion (increased to $37.5 billion in February 2026) of investments in regulated renewables, thermal generation, LNG capacity, electric and natural gas distribution and electric transmission.
- Mitigation of the continued impact of macro-economic and other trends on the utility sector.
- Prudent management of regulatory matters, including the development and request for approval of a new Very large Customer ("VLC") tariff structure.

2025 Governance Highlights

The Board is committed to ensuring the Company conducts its business with the highest standards of ethics, integrity and transparency. Governance highlights from 2025, which occurred at the Board's direction, include:

- Added 6 new independent directors between 2020 and 2026.
- Recruited, appointed and onboarded two new independent directors with significant utility experience with terms beginning January 1, 2025.
- Reviewed committee charters to confirm they reflect best practices and risk oversight responsibilities and approved appropriate updates.
- Reviewed governance practices and disclosures to reflect evolving legal requirements and trends.
- Established non-management director fees consistent with market, as recommended by outside advisor.
- Demonstrated continued support for a simple majority voting standard by submitting proposals 4 and 5 for a second consecutive year.
- Focused on expanding and enhancing public disclosures of interest to stakeholders:
  ◦ Published the Company's electric utility energy mix and emission rates.
  ◦ Issued corporate responsibility report in alignment with the Sustainability Accounting Standards Board ("SASB") industry standards.
  ◦ Published the Company's consolidated EEO-1 Report.

The Director Nominees at a Glance

The following table provides an overview of the director nominees, current as of January 22, 2026. All of the director nominees were elected at the 2025 Annual Meeting of Stockholders. Additional information regarding our director nominees, including a detailed skills matrix, begins on P-14.

	Age	Director Since	Independent	Committee Membership				
				AOC	CC	CG	FC	EC
Warner L. Baxter Retired Executive Chairman, President and CEO, Ameren Corp.	64	2025	●	● F				
Ave M. Bie Retired Partner, Quarles & Brady LLP	68	2023	●	●		●		
Danny L. Cunningham Retired Partner and Chief Risk Officer, Deloitte & Touche LLP	70	2018	●	▲ F				●
William M. Farrow III Retired Chairman and CEO, Winston and Wolfe, LLC	70	2018	●		●	▲		●
Cristina A. Garcia-Thomas Interim President, Greater Milwaukee Committee Former Senior Vice President and Chief DEI Officer, Advocate Health	56	2021	●			●		
Maria C. Green Retired Senior Vice President and General Counsel, Ingersoll Rand plc.	73	2019	●	●			●	
Thomas K. Lane Independent Lead Director Vice Chairman, Energy Capital Partners LLC	69	2020	●	● F	●			●
John D. Lange Retired Global Head, Power, Utilities and Renewable Energy Group, Natural Resources Group, and Industrials Group, Barclays plc.	59	2025	●				●	
Scott J. Lauber President and CEO, WEC Energy Group, Inc.	60	2022						
Ulice Payne, Jr. Managing Member, Addison-Clifton, LLC	70	2003	●			▲	●	●
Mary Ellen Stanek Managing Director & Director of Asset Management, Baird Financial Group	69	2012	●				▲	●
Glen E. Tellock Retired President and CEO, Lakeside Foods Inc.	64	2022	●	● F				

AOC Audit and Oversight Committee	FC Finance Committee	● Member
CC Compensation Committee	EC Executive Committee	▲ Committee Chair
CG Corporate Governance Committee		F Financial Expert

See P-14 for diversity characteristics self-identified by each director.

PROPOSAL 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2027

What am I voting on?	**Voting Recommendation:**
Stockholders are being asked to elect 12 director nominees each for a one-year term.	✓ **FOR the election of each Director Nominee.** The Board of Directors and Corporate Governance Committee believe the 12 director nominees possess the experience and qualifications necessary to provide effective oversight of the Company and the long-term interests of its stockholders.

WEC Energy Group's bylaws require each director to be elected annually to hold office for a one-year term. Acting on the recommendation of the Corporate Governance Committee, the Board is recommending the following 12 nominees for election as directors at our annual meeting. Each nominee, if elected, will serve until the 2027 Annual Meeting of Stockholders, or until a successor is duly elected and qualified.

1. Warner L. Baxter	**5. Cristina A. Garcia-Thomas**	**9. Scott J. Lauber**
2. Ave M. Bie	**6. Maria C. Green**	**10. Ulice Payne, Jr.**
3. Danny L. Cunningham	**7. Thomas K. Lane**	**11. Mary Ellen Stanek**
4. William M. Farrow III	**8. John D. Lange**	**12. Glen E. Tellock**

- All director nominees currently serve as directors on our Board. All nominees were elected by our stockholders at our 2025 Annual Meeting of Stockholders, each having received at least 94.2% of the votes cast.

- All director nominees are independent with the exception of Director Lauber, who is not independent due to his current employment with WEC Energy Group.

- Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Corporate Governance Committee.

- This is an uncontested election; therefore, our majority vote standard for election of directors will apply. Under this standard, each director nominee will be elected only if the number of votes cast favoring such nominee's election exceeds the number of votes cast opposing that nominee's election, as long as a quorum is present. Therefore, presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the election of directors. Proxies may not be voted for more than 12 persons in the election of directors.

- Director Klappa reached retirement age in 2025, and therefore, is not serving as a nominee. Director Klappa currently serves as Non-Executive Chairman. The Board intends to appoint Director Lauber as Chairman of the Board in May 2026, subject to his election as a director by stockholders at the 2026 Annual Meeting. We sincerely thank Director Klappa for his many contributions and dedicated service to the Company over the past 23 years.

The process through which the Board arrived at these director nominees is the result of the Board's regular assessment of its composition and its focused attention to ongoing succession planning, as described in the following pages.

BOARD COMPOSITION

The Corporate Governance Committee and the Board evaluate director nominees in light of the Board's current members, with the goal of recommending nominees with diverse backgrounds and experiences who, together with the current directors, can best perpetuate the success of WEC Energy Group's business and represent stockholder interests. Director nominees are evaluated on the basis of certain key attributes, core competencies, diversity, age/tenure, existing time commitments and independence. By following this process, the Board is able to ensure that its director candidates bring a broad range of perspectives and experiences, will effectively contribute to the Board, and will complement the other directors.

The Corporate Governance Committee and the Board determined that the director nominees' complementary breadth of characteristics are suited to executing the duties of the Board and, when taken together, embody the personal qualities, qualifications, skills, and diversity of background that best serve our Company and its stockholders.

Key Attributes Required of All Directors

The Corporate Governance Committee routinely evaluates the expertise and needs of the Board to determine its proper membership and size. As described in the Corporate Governance Guidelines, the Board believes that all directors must demonstrate certain key attributes, as noted below.

• Proven integrity	• Mature and independent judgment	• Willingness to dedicate sufficient time to board service
• Ability to appraise problems objectively	• Ability to evaluate strategic options and risks	• Sound business experience/acumen
• Relevant technological, civic, economic, and/or social/cultural experience	• Social consciousness	• Achievement of prominence in career
• Familiarity with domestic and international issues affecting the Company's business	• Contribution to the Board's collective diversity	• Availability to serve for five years before reaching retirement age
• Vision and imagination		

Core Competencies

The Board regularly evaluates director qualifications and core competencies in the context of the Board's oversight of strategic initiatives, financial and operational performance objectives, and material risks. To that end, the Board seeks directors whose collective knowledge, experience and skills provide a broad range of perspectives and leadership expertise in domains particularly relevant to our business including: highly complex and regulated industries, strategic planning, financial strategy, utility/energy industry, technology and security, audit oversight and financial controls, human capital management, corporate governance, sustainability matters (including those associated with climate strategy), public policy, and other areas important to executing the Company's strategy.

With that in mind, the Corporate Governance Committee and Board have determined that the Board's composition should consist of candidates that collectively possess a specific set of core competencies, as listed below, in alphabetical order, in order to effectively carry out its oversight function.

• Audit Oversight/Financial Reporting	• Human Capital Management/Executive Compensation	• Strategic Planning
• Corporate Governance	• Regulated Industry Knowledge	• Sustainability Matters
• Financial Strategy/Investment Management/Investor Relations	• Risk Management and Oversight	• Technology and Security
• Government/Public Policy	• Senior Leadership/CEO Experience	• Utility/Energy Industry Experience

During the fourth quarter of 2025, the Corporate Governance Committee and Board evaluated and affirmed this set of competencies. Each director performed a self-assessment of his/her level of knowledge in each skill area using the following 3-point scale: "1" Limited knowledge (e.g., no direct experience, primary exposure comes from Board or Committee reports); "2" Intermediate knowledge (e.g., general managerial/oversight experience or broad exposure as a Board or Committee member); "3" Advanced knowledge (e.g., direct experience; subject matter expert). A summary of the Board's level of knowledge with respect to each of the core competencies is shown on the following page.

Board Skills and Experience:

The skills matrix depicts the director's self-assessment of having achieved significant knowledge in each respective area.

- ● Advanced Knowledge
- ○ Intermediate Knowledge

	Baxter	Bie	Cunningham	Farrow	Garcia-Thomas	Green	Lane	Lange	Lauber	Payne	Stanek	Tellock
Audit Oversight/Financial Reporting	●	○	●	●	○	○	●	●	●	○	●	●
Corporate Governance	●	●	○	●	●	●	●	○	●	●	●	●
Financial Strategy/Investment Management/Investor Relations	●	○	○	●	○	●	●	●	●	○	●	●
Government/Public Policy	●	●		●	●	○	●	●	●	○	○	○
Human Capital Management/ Executive Compensation	●	●	○	●	●	○	●	○	●	○	○	○
Regulated Industry Knowledge	●	●	●	●	●		●	●	●		○	○
Risk Management and Oversight	●	●	●	●	○	●	●	●	●	●	●	●
Senior Leadership/CEO Experience	●	●	●	●	●	●	●	●	●	●	●	●
Strategic Planning	●	●	●	●	●	●	●	●	●	○	●	●
Sustainability Matters	●	●	○	●	●	●	●	○	●	○	●	○
Technology and Security	○	○	○	●	○	○	○		○	○	○	○
Utility/Energy Industry Experience	●	●	○	○	○		●	●	●	○	○	

Board Tenure and Diversity*

	Baxter	Bie	Cunningham	Farrow	Garcia-Thomas	Green	Lane	Lange	Lauber	Payne	Stanek	Tellock
Tenure (# of completed years of service)	1	3	8	8	5	6	6	1	4	23	14	4
Age (as of January 2026)	64	68	70	70	56	73	69	59	60	70	69	64
Gender	M	F	M	M	F	F	M	M	M	M	F	M
Racially/Ethnically Diverse				●	●	●				●		
African American/Black				●		●				●		
Hispanic					●							
White/Caucasian	●	●	●				●	●	●		●	●

*Diversity characteristics based on information self-identified by each director.

Tenure

Under the Corporate Governance Guidelines, a non-management director shall not be nominated for election to the Board after attaining the age of 75, unless nominated by the Board for special circumstances. The foregoing does not apply to non-management directors as of October 19, 2023 who had accumulated more than ten years of service on the Board; such individuals shall not be nominated for election to the Board after attaining the age of 72, unless nominated by the Board for special circumstances. The only director nominees subject to this age-72 restriction are Directors Payne and Stanek.

Beyond the limitations noted above, the Board does not believe it is appropriate or necessary to limit the number of terms a director may serve. The Board values the participation and insight of directors who have developed an increased understanding of the Company and the specific issues it faces doing business in a complex, regulated industry, as well as those directors who bring fresh and varied perspectives, resulting in a Board with a balanced tenure.



Average tenure
7 years

>10 years 2
0-4 years 5
5-10 years 5

Diversity

Diversity has been a major focus of the Corporate Governance Committee for decades when identifying director nominees. It is committed to actively seeking highly qualified individuals as it strives to cast a wide net and recommend candidates who bring unique perspectives to the Board, which contributes to its collective diversity - diversity of knowledge, skills, experiences, thought, demographic background, retirement age and tenure. We believe this diversity improves the overall effectiveness of the Board as it carries out its oversight role.

Time Commitment

Our Corporate Governance Committee recommends and the Board nominates candidates whom they believe are capable of devoting the time necessary to carefully fulfill their fiduciary duties. The Corporate Governance Committee regularly reviews stockholders' views on the appropriate number of public company boards on which directors may serve, which the Board takes into consideration each year as it reviews its Corporate Governance Guidelines.

The Corporate Governance Guidelines limit the maximum number of public company boards on which a WEC Energy Group director may serve to four public companies (including our Board), and specify that any public company named executive officer who serves as a director on our Board may not serve on more than two public company boards (including our Board). Limited exceptions may be made with Corporate Governance Committee approval. No such exceptions have been made in recent years.

Independence

Our Corporate Governance Guidelines state that to be independent, the Board should consist of at least a two-thirds majority of independent directors. In order to be deemed independent, the individual must have no material relationship with the Company that would interfere with the exercise of good judgment in carrying out his or her responsibilities as a director.

The independence standards found in our Corporate Governance Guidelines are not only in compliance with the listing standards of the New York Stock Exchange ("NYSE"), but are actually more stringent than the NYSE rules. Our director independence guidelines are located in Appendix A of our Corporate Governance Guidelines, which are available on the Corporate Governance section of the Company's website at www.wecenergygroup.com/govern/governance.htm.

Prior to initial and annual election, all directors complete a detailed questionnaire that elicits information that is used to ensure compliance with the Board's and the NYSE's standards of independence. The Corporate Governance Committee also reviews potential conflicts of interest, including related-party transactions, interlocking directorships, and substantial business, civic and/or social relationships with other members of the Board that could impair the prospective Board member's ability to act independently from the other Board members and management. The Board also considers whether a director's immediate family members meet the independence criteria outlined in the Corporate Governance Guidelines, as well as whether a director has certain relationships with WEC Energy Group's affiliates, when determining the director's independence.

The Board has affirmatively determined that director nominees Baxter, Bie, Cunningham, Farrow, Garcia-Thomas, Green, Lane, Lange, Payne, Stanek, and Tellock are independent. Director Curt Culver, who served as a director until May 2025, had also been determined to be independent. Director Lauber is not independent for the reason previously described on page P-12. Director Klappa, who is not independent due to his prior employment with WEC Energy Group, reached retirement age in 2025 and will complete his service on the Board in May 2026.

Director Stanek

Since 2005, WEC Energy Group has engaged Baird Financial Group ("Baird") primarily to provide consulting services for investments held in the Company's various benefit plan trusts. Baird also provides certain related administrative services. The Board reviewed the terms of this engagement, including the $830,692 in fees paid to Baird in 2025 (which are less than one-tenth of 1% of Baird's total revenue), and Director Stanek's position at Baird, and concluded that such engagement is not material and did not impact Director Stanek's independence. Director Stanek is not involved with and does not consult on the contract with or recommendations made by Baird and receives no direct financial benefit from these services. WEC Energy Group management evaluates Baird's services against market standards for overall quality and value on a regular basis. Neither the Board nor Director Stanek plays a role in the retention of Baird for these services or any related negotiation of commercial terms. In addition, WEC Energy Group's pension trusts and other benefit accounts do not hold any investments in Baird funds.

SUCCESSION PLANNING AND DIRECTOR NOMINATION PROCESS

Board Succession Planning

Our Board is regularly engaged in rigorous discussions about the Board's plans for ongoing succession, taking into consideration matters such as: current inventory of director skills and qualifications; diversity, including demographic background, retirement age and tenure; and future competencies needed to support appropriate oversight of the Company's long-term strategy and related risks and opportunities. These discussions are co-facilitated by the Chairman and Independent Lead Director during the Board's executive sessions.

Guided by the Board's succession planning discussions, the Corporate Governance Committee, comprised entirely of independent directors, is responsible for identifying and recommending director candidates to our Board for nomination.

Director Nomination Process

The Corporate Governance Committee is responsible for recommending a slate of nominees to the Board for election at each Annual Meeting of Stockholders using the formal process detailed below.

1 Board Succession Planning	2 Identify Candidates	3 Evaluate Candidate Recommendations	4 Meet with Candidates	5 Recommend Candidate Nomination
Develop list of skills and qualifications sought in new directors and evaluate current Board composition	Proposed by stockholders, directors, and/or others	Screen qualifications, assess impact on Board composition, and review independence	Multiple meetings scheduled with the Chairman and Independent Lead Director, members of Corporate Governance Committee, and other members of the Board	Corporate Governance Committee considers feedback and makes recommendation to the Board

1. **Board succession planning.** The Corporate Governance Committee facilitates the director recruitment and nomination process through the lens of the Board's ongoing director succession planning process, as described above. The Corporate Governance Committee seeks to fulfill its duty to stockholders to consistently maintain a Board that is comprised of directors who each embody key attributes, and who, as a group, have the skills and experiences to effectively oversee management's strategy for operating in a complex industry while performing their fiduciary obligations.

2. **Identify candidates.** Candidates for director nomination may be proposed in a number of ways, including by stockholders, the Corporate Governance Committee, and other members of the Board. The Corporate Governance Committee may retain a third party to identify qualified candidates. No such firm was engaged with respect to the nominees listed in this proxy statement.

   The Corporate Governance Committee will consider director candidates recommended by stockholders provided that the stockholders comply with the requirements and procedures set forth in our bylaws. Stockholders may also nominate or recommend director candidates by following the procedures outlined on page P-83. No formal stockholder nominations or recommendations for director candidates were received in connection with the 2026 Annual Meeting of Stockholders.

3. **Evaluate candidate recommendations.** The Committee follows an established process for evaluating all director candidates whether recommended by directors, stockholders or others. During this process, the Corporate Governance Committee reviews publicly available information regarding each identified candidate to assess whether that person should be considered further. The Corporate Governance Committee considers whether each individual embodies the key attributes listed on page P-13. The Committee will utilize third parties if and as needed to assist with these activities.

   As part of the evaluation process, the Corporate Governance Committee takes steps to ensure that the pool of director nominees contains the attributes, skills and experiences identified during Board succession planning discussions. If the Corporate Governance Committee determines that a candidate warrants further consideration, the Chairman or another member of the Board of Directors contacts the prospective director.

   Generally, if a recommended candidate expresses a willingness to be considered and to serve on the Board, the Corporate Governance Committee will seek the Board's concurrence in moving the candidate forward to the interview stage of the nomination process. Further, it will instruct management to solicit from the candidate information used to review the candidate's independence as well as assess any potential conflicts of interest or reputational risk.

4. **Meet with candidates.** Candidates initially meet with the Chairman, Independent Lead Director and members of the Corporate Governance Committee. Upon agreement that a candidate has the attributes, skills and other identified factors the Board is seeking for its desired composition, all Board members are provided an opportunity to meet with the candidate and provide feedback to the Corporate Governance Committee.

5. **Recommend candidate nomination.** The Corporate Governance Committee will review feedback received from the meetings with the candidates and engage in constructive dialogue, following which it will make a recommendation regarding nomination for the Board's discussion and final determination.

Board Refreshment
2020 - 2026 added **6** independent directors

⊕	⊕	⊕	⊕	⊕
Jan. 2020	**Jan. 2021**	**Jan. 2022**	**Jan. 2023**	**Jan. 2025**
Thomas K. Lane	Cristina A. Garcia-Thomas	Glen E. Tellock	Ave M. Bie	Warner L. Baxter and John D. Lange

Areas and/or attributes of particular focus during recruitment included:

- ✓ Regulated and utility industry background
- ✓ Audit / financial / risk oversight expertise
- ✓ Diverse Board composition
- ✓ Technology and cybersecurity knowledge
- ✓ Experience with sustainability matters, including risks and opportunities of climate change
- ✓ Human capital management

Included in each director nominee's biography that follows are career highlights and other public directorships, along with the key qualifications, skills and expertise that we believe each director contributes to the Board. Our Board considered all of these factors, as well as the results of our annual Board evaluation, when deciding to nominate these directors.

2026 DIRECTOR NOMINEES FOR ELECTION

The following 12 individuals have been nominated for election to the Board of Directors at the 2026 Annual Meeting of Stockholders. Biographical information for each director nominee is set forth below. Ages are as of January 22, 2026, the date each person was designated as a nominee of the Board for election at the Meeting.

Warner L. Baxter — Independent



Age: 64
Director Since: 2025
Board Committee: Audit and Oversight

Professional Experience
Ameren Corporation - Retired, Executive Chairman from 2022 to 2023; Chairman, President and CEO from 2014 to 2021. Ameren is a Fortune 500 energy company serving approximately 2.5 million electric and 900,000 natural gas customers in Illinois and Missouri.

Other Public Directorships
U.S. Bancorp since 2015, Audit Committee Chair since 2023
Quanta Services, Inc. since May 2024, Safety, Operations and Risk Committee Chair since 2025.

Director Qualifications
Director Baxter brings to our Board of Directors extensive experience as a senior executive and director of a large investor-owned public utility holding company with electric and natural gas utilities. He also held significant leadership roles in Ameren's electric and gas utilities, as well as in the electric and gas utility industry, including chair of both the Edison Electric Institute and Electric Power Research Institute. Director Baxter has other public company board of director experience at two Fortune 500 companies, U.S.Bancorp and Quanta Services, Inc. and currently serves as chair of the Audit Committee at U.S.Bancorp, as well as chair of the Safety, Operations and Risk Committee of Quanta Services, Inc. Director Baxter's leadership roles and experience provide WEC Energy Group and its board of directors with valuable industry-based insights, in the case of risk management, operations, and strategic planning skills, legislative and regulatory matters, corporate governance, environmental matters, accounting and financial reporting, investor relations, human capital management and compensation.

Ave M. Bie — Independent



Age: 68
Director Since: 2023
Board Committee: Audit and Oversight; Corporate Governance

Professional Experience
Quarles & Brady LLP - Retired, Partner from 2005 to 2022. Quarles is a law firm serving a diverse list of domestic and international clients of all sizes, in both large industrial sectors and small entrepreneurial settings.

Other Public Directorships
None

Director Qualifications
A retired business law, utilities and energy attorney who spent her legal career counseling utilities and independent power producers, Director Bie brings to our Board of Directors extensive industry experience across all aspects of the utility industry, from government relations and permitting to counseling on infrastructure and long-range planning. At the time of her retirement in 2022, she was a partner at Quarles, where, for over 20 years she focused on developing regulatory strategies to address critical infrastructure and renewable portfolio standards. While at Quarles, she developed the firm's corporate and social responsibility initiatives, leading the firm's efforts for five years. Prior to joining Quarles, Director Bie served for seven years as the Chair of the Public Service Commission of Wisconsin, addressing both transmission and generation infrastructure issues, including the review and approval of utility projects. The Board also greatly benefits from the insights Director Bie has gained as a member (and past Chair and Vice Chair) of the board of the New York Independent System Operator, which operates the New York state bulk electricity grid and administers competitive wholesale markets, conducts comprehensive long-term planning and advances the technological and security infrastructure of the electric system serving New York. As a member of our Audit and Oversight Committee, Director Bie applies these experiences, along with her 25+ years of leadership roles in utility and regulatory trade groups, to the committee's risk oversight responsibilities, including those matters pertaining to legal and regulatory risks and compliance, as well as data privacy and cybersecurity. Her extensive board experience adds value to her service as a member of our Corporate Governance Committee as well.

Danny L. Cunningham Independent



Age: 70
Director Since: 2018
Board Committees: Audit and Oversight (Chair); Executive

Professional Experience
Deloitte & Touche LLP - Retired, served as Partner from 2002 to 2015, and Chief Risk Officer from 2012 to January 2016. Deloitte & Touche is an industry-leading audit, consulting, tax, and advisory firm.

Other Public Directorships
Director of Enerpac Tool Group Corp. since 2016.

Director Qualifications
Director Cunningham brings to our Board of Directors more than 30 years of experience serving public audit clients in a broad array of industries, including manufacturing and financial services, as well as a deep understanding of the business, economic, compliance, and regulatory environment in which the Company and many of its major customers operate. Director Cunningham applies his strong expertise in financial reporting, accounting, internal controls, and audit functions to his responsibilities as WEC Energy Group's Audit and Oversight Committee Chair. This experience also contributes great value to the Board as it fulfills its responsibility for oversight of the Company's accurate preparation of financial statements and disclosures, and compliance with legal and regulatory requirements. Having served as chief risk officer at Deloitte & Touche, Director Cunningham gained insights into the complexities of risk management, and applies this expertise in assessing the effectiveness of the Company's practices and policies to mitigate enterprise-wide risks. Director Cunningham's multi-national experience brings the added diversity of a global perspective to the Board as it evaluates its strategic objectives.

William M. Farrow III Independent



Age: 70

Director Since: 2018

Board Committees: Compensation; Corporate Governance (Chair); Executive

Professional Experience
Winston and Wolfe, LLC - Retired, Chairman and Chief Executive Officer from 2010 to 2023. Winston and Wolfe was a privately held technology development and advisory company.

Other Public Directorships
Director of CBOE Global Markets Inc. since 2016; Lead Director May 2023 to September 2023 and Non-Executive Chairman since September 2023.

Director of Echo Global Logistics Inc., May 2017 to November 2021.

Director Qualifications
In serving as Chair of the Corporate Governance Committee, Director Farrow brings to our Board of Directors over 40 years of senior leadership experience in managing business operations, technology development, enterprise risk, and strategy. His extensive professional experience in the highly regulated banking and financial markets, accompanied by knowledge acquired from his service on the boards of CBOE Global Markets and the Federal Reserve Bank of Chicago, enable him to add significant value to our Board's oversight of the Company's financial management strategy. His firsthand experience and perspectives in addressing advances in information technology, coupled with the experience he has gained serving as the non-executive chairman for CBOE Global Markets, is particularly valuable to the Board as WEC Energy Group companies address complex risks, including those associated with protecting operating systems and assets against physical and cyber threats. Having spent his career in Chicago, Director Farrow is able to provide the Board with economic, social, and public policy insight to conducting business in Chicago, which is further enhanced by the strong relationships he has developed with key leaders while serving on the boards of several highly visible Chicago-area private, not-for-profit and community organizations.

Cristina A. Garcia-Thomas Independent



Age: 56
Director Since: 2021
Board Committee: Corporate Governance

Professional Experience
Interim President, Greater Milwaukee Committee from Jan. 2026 to present.

Advocate Health (formerly Advocate Aurora Health) - Senior Vice President and Chief Diversity, Equity and Inclusion Officer from December 2022 to August 2024; Chief External Affairs Officer from April 2018 to December 2022. Advocate Health, the fifth-largest non-profit integrated health system in the nation, operates across Alabama, Georgia, Illinois, North Carolina, South Carolina and Wisconsin.

Advocate National Center for Health Equity - President from December 2022 to August 2024. Advocate National Center for Health Equity is a non-profit center innovating strategies for equitable health and health care for all.

Other Public Directorships
None

Director Qualifications
Director Garcia-Thomas brings to our Board of Directors significant leadership experience, particularly in the areas of customer and community relations, and human capital management. A former executive of Advocate Health, the largest employer in the Milwaukee region, she successfully addressed complex business issues in a highly regulated environment. As the Chief External Affairs Officer from 2018 to December 2022, Director Garcia-Thomas was responsible for shaping the overall experience for patients, employees and community partners. She held oversight responsibility for diversity, equity and inclusion, community relations, community health, community programs and the charitable foundation, through which she utilized and expanded her deep understanding of public policy, social priorities and challenges, and corporate governance. Through her executive and civic leadership, Director Garcia-Thomas has established a strong network in the Company's Wisconsin and Illinois service areas, giving her keen insights into the needs of our customers. She contributes her experience in these areas to her service on our Corporate Governance Committee, and to the Board's oversight responsibilities and strategic discussions on sustainable value creation, customer care and human capital management.

Maria C. Green Independent



Age: 73
Director Since: 2019
Board Committees: Audit and Oversight; Finance

Professional Experience
Ingersoll Rand plc - Retired, Senior Vice President and General Counsel from 2015 to June 2019. Ingersoll Rand is a diversified industrial manufacturer with market-leading brands serving customers in global commercial, industrial and residential markets.

Other Public Directorships
Director of Tennant Co. since 2019.

Director of Littelfuse Inc. since 2020.

Director of Fathom Digital Manufacturing Corporation from 2021 to June 2024 (no longer publicly traded).

Director Qualifications
Director Green brings to our Board of Directors senior leadership experience accumulated during her 35-year career in law and business, including extensive public company experience in strategic planning, acquisitions, enterprise risk management and shareholder relations, from which she provides valuable insights in her service as a member of both our Finance and Audit and Oversight Committees. Director Green has substantial experience with respect to corporate sustainability matters, including oversight responsibility for environmental compliance and corporate responsibility reporting, as well as engagement with investors on these matters. Having served in the role of corporate secretary for several public companies, Director Green's deep corporate governance experience is of tremendous value to our Board as it carries out its evolving oversight responsibilities. Director Green also contributes valuable insights into the economic, educational and social matters impacting the greater Chicago community, where the Company has two utility subsidiaries. In particular, these insights come from having served for 18 years at Illinois Tool Works, a Fortune 200 global diversified manufacturing company headquartered in the northern suburbs of Chicago, and as a member (and past chairman) of the Chicago Urban League executive committee.

Thomas K. Lane — Independent Lead Director



Age: 69

Director Since: 2020

Board Committees: Audit and Oversight; Compensation; Executive

Professional Experience
Energy Capital Partners LLC - Vice Chairman since 2017; Partner from 2005 to 2017. Energy Capital Partners is a private equity firm that focuses on investing in power generation, midstream gas, electric transmission and energy and environmental services sectors of North America's energy infrastructure.

Other Public Directorships
None

Director Qualifications
In serving as WEC Energy Group's Independent Lead Director, Director Lane brings to our Board of Directors more than 30 years of broad financial experience focused within the energy sector, which provides him with a deep understanding of the complexities inherent to delivering strong financial performance in a regulated industry. His experience in this area includes 17 years in the Investment Banking Division at Goldman Sachs where he held senior-level coverage responsibility for electric and gas utilities, independent power companies and midstream energy companies throughout the United States. Director Lane has significant experience in assessing the individual components of a company's financial performance and how it relates to a company's compensation program, experience he gained over the course of his career, which has been focused within the energy sector, and which is very valuable to his service as a member of our Compensation Committee. Since 2017, Director Lane has served as Vice Chairman of Energy Capital Partners, following 12 years as a partner of the firm. During this tenure, he was responsible for establishing and executing the firm's investment strategies, which included projects encompassing power generation and renewables, as well as midstream and environmental infrastructure. This experience enables him to add significant value to the Board's oversight of the Company's long-term growth strategy, as does his substantial experience planning and executing merger and acquisition strategies. Having testified before the House Energy Subcommittee on energy-related matters, Director Lane also brings to our Board an understanding of the formulation of energy policy at the federal government level. His strong financial reporting experience within a regulated industry, combined with his broad understanding of the risks facing the utility sector, provide tremendous value in his service as a member of our Audit and Oversight Committee.

John D. Lange — Independent



Age: 59

Director Since: 2025

Board Committee: Finance

Professional Experience
Barclays PLC - Retired, global head of multiple groups: Power, Utilities and Renewable Energy Group from 2008 to 2024; Natural Resources Group from 2019 to 2024; and Industrials Group from 2019 to 2024.

Other Public Directorships
None

Director Qualifications
Having spent 28 years in investment banking, Director Lange brings to our Board of Directors strong experience from working primarily with clients in the utility, energy, renewables and industrials segments. Prior to his retirement from Barclays in 2024, Director Lange advised his clients how to successfully navigate industry, market, financial, technological and regulatory challenges through strategic positioning, mergers and acquisitions, investor positioning, financial management and equity, debt and structured financings in the public and private markets. Over the years, Mr. Lange demonstrated his leadership expertise as the global head of the Power, Utilities and Renewable Energy Group, of the Natural Resources Group, and of the Industrials Group. Director Lange spent considerable time working on energy and industrial transformation to a lower carbon economy, which included analysis of new energy technologies, raising capital for new energy technology companies, advising clients on investor positioning, helping identify opportunities and challenges associated with the energy transition and devising action plans to better position companies to maximize shareholder value. He also served as a key contributor to energy and utility industry-wide advisory bodies, having been a member of the Electric Power Research Institute's Advisory Council and co-chair of the Wall Street Advisory Group for the Edison Electric Institute. Director Lange contributes significant financial and energy industry experience to our board as a member of the Finance Committee.

Scott J. Lauber — President and CEO



Age: 60
Director Since: 2022
Board Committee: None

Professional Experience
WEC Energy Group - President and CEO since February 2022; Senior Executive Vice President and Chief Operating Officer from June 2020 to January 2022.

Wisconsin Electric Power Company
(wholly owned subsidiary of WEC Energy Group)
Chairman of the Board and CEO since February 2022; President from January 2022 to March 2024; Executive Vice President from April 2016 to January 2022.

Director of Wisconsin Electric Power Company since April 2016.

Director Lauber also serves as an executive officer and/or director of several other major subsidiaries of WEC Energy Group.

Other Public Directorships
None

Director Qualifications
Director Lauber has over 35 years of experience working at WEC Energy Group and/or its subsidiaries and has held senior leadership levels for the past 14 years. A certified public accountant, Director Lauber first joined the Company in 1990 and held positions of increasing responsibility in the areas of financial planning and management, accounting, and internal controls. In April 2016, he was named Executive Vice President and Chief Financial Officer for WEC Energy Group, and added the Treasurer responsibilities in October 2018. From there, he advanced through multiple executive leadership positions, including as Executive Vice President and Chief Operating Officer, a position that included oversight responsibility for Information Technology, Enterprise Risk Management, Major Projects, Power Generation, Supply Chain, Supplier Diversity, and WEC Infrastructure and Fuels. Effective February 2022, Director Lauber was named President and Chief Executive Officer of WEC Energy Group and appointed to the Board of Directors. With his deep expertise in financial and investment matters, in addition to his extensive knowledge and experience in the broad scope of the Company's business operations critical to its continuing success as a leading Midwest public utility holding company, Director Lauber contributes substantive insight into the Company's strategies, objectives, risks and opportunities.

Ulice Payne, Jr. — Independent



Age: 70
Director Since: 2003
Board Committees: Compensation (Chair); Executive; Finance

Professional Experience
Addison-Clifton, LLC - Managing Member since 2004. Addison-Clifton provides global trade compliance advisory services.

Other Public Directorships
Director of Foot Locker, Inc. from 2016 to September 2025.

Director of Manpower Group since 2007.

Director Qualifications
Director Payne brings to our Board of Directors strong senior leadership and public service experience within the greater Milwaukee community and State of Wisconsin, having previously served in roles that included the Securities Commissioner for the State of Wisconsin, managing partner of the Milwaukee office of the law firm Foley & Lardner LLP, and president and CEO of the Milwaukee Brewers Baseball Club, Inc. In addition, Director Payne is involved in numerous Milwaukee-area non-profit entities, making him well-positioned to provide the Board with perspective on the economic and social issues affecting the greater Milwaukee area, as well as a broad spectrum of the Company's customers. As founder and President of Addison-Clifton, LLC, which provides global trade compliance consulting, Director Payne understands the importance of providing clients with exceptional customer service, a focus that is critical to the execution of WEC Energy Group's strategic initiatives. Director Payne applies his senior leadership, governance and risk management capabilities, and significant managerial, operational, financial and global experiences to his role as chair of our Compensation Committee and as a member of our Finance Committee.

Mary Ellen Stanek Independent



Age: 69
Director Since: 2012
Board Committee: Finance (Chair); Executive

Professional Experience
Baird Financial Group - Managing Director and Director of Asset Management since 2000. Baird Financial Group provides wealth management, capital markets, private equity, and asset management services to clients worldwide.

Baird Advisors - Chief Investment Officer - Emeritus since January 2025; Co-Chief Investment Officer from 2022 to January 2025; Chief Investment Officer from 2000 to 2022. Baird Advisors is an institutional fixed income investment advisor.

Baird Funds, Inc. - President since 2000 and member of the Board of Directors since May 2025). Baird Funds is a publicly registered investment company.

Other Public Directorships
Trustee of The Northwestern Mutual Life Insurance Company 2009 to June 2023.

Director Qualifications
Director Stanek, who is a Chartered Financial Analyst, brings to our Board of Directors extensive financial and investment strategy expertise, resulting from over 40 years of investment management experience. As Managing Director and Director of Asset Management of Baird Financial Group, a position she has held since 2000, Director Stanek's expertise in fixed income investments provides our Board and management with invaluable financial strategy insight relative to WEC Energy Group and its subsidiaries, which customarily issue debt securities as a means of raising capital. As chair of the WEC Energy Group Finance Committee, she also offers valuable perspective on insurance risk matters, having served for 15 years as a director of West Bend Mutual Insurance Company. In addition to her recognition as a prominent business leader in Milwaukee's financial community, Director Stanek has dedicated significant time to serving on the boards of a large number of Milwaukee-area non-profit organizations, through which she has developed strong relationships with key community leaders and stakeholders. From these experiences, she brings our Board insightful perspectives on issues impacting the culture and viability of today's workforce, as well as a deep understanding of corporate governance matters.

Glen E. Tellock Independent



Age: 64
Director Since: 2022
Board Committee: Audit and Oversight

Professional Experience
Lakeside Foods Inc. - Retired, President and Chief Executive Officer from May 2016 to June 2021. Lakeside Foods is a privately held, industry-leading international food processing company based in Wisconsin.

Other Public Directorships
Director of Astec Industries, Inc., 2006 to July 2023.

Director of Badger Meter, Inc. since 2017.

Director of Nicolet Bankshares, Inc. since May 2023.

Director Qualifications
Director Tellock brings to our Board of Directors extensive executive leadership experience, having retired in 2021 as president and CEO of Lakeside Foods, a privately held, international food processor headquartered in Wisconsin. This follows a 24-year career at The Manitowoc Company, a manufacturer of construction and commercial food service equipment, where he served in a variety of leadership roles, including CFO, president and CEO and, ultimately, chairman, president and CEO. He brings to our Board decades of experience throughout which he has developed a deep understanding of audit oversight, financial reporting, risk management, business operations and strategic planning. Director Tellock is a certified public accountant with experience serving as an audit manager of a major accounting firm, which contributes to his active service on our Audit and Oversight Committee. He also brings to our Board significant corporate governance experience, having served on numerous non-profit boards dedicated to community causes, as well as public company boards.

Governance

PRIMARY ROLE AND RESPONSIBILITIES OF OUR BOARD

Our Board is responsible for providing oversight with respect to matters of concern to our stockholders. Those responsibilities include, among other things, oversight of (i) the selection of the Chief Executive Officer and ongoing succession planning for senior leadership, (ii) long-term strategy and execution, and (iii) the Company's risk environment and associated management policies and practices.

Leadership Succession Planning

Company leaders are responsible for developing the talent across the organization through the broadening and deepening of business and leadership knowledge. Succession planning and internal talent development are strategic priorities of the Company and integral components of our approach to human capital management, which includes engagement at all levels of the organization, and with the Board.

The Compensation Committee has primary oversight for executive succession planning and development, and periodically reviews and assesses the Company's strategies and initiatives relating to human capital management. The Committee regularly reports to and engages with the Board about these matters.

2025 Highlights

Throughout 2025, the Board was actively engaged in oversight of the senior and executive management succession planning process. Effective May 11, 2025, the Board appointed Michael Hooper Executive Vice President and Chief Operating Officer of the Company, while continuing as President of our Wisconsin utilities. The Board also spent considerable time discussing management's plans to foster a deep talent bench and oversee the implementation of its plan for leadership succession in various parts of the Company.

Oversight of Strategy

The Board believes that a fundamental, collective understanding of the issues facing the Company is imperative to its ability to carry out its strategic oversight responsibilities. Throughout the year, the Board engages in substantive discussions with management about the Company's strategy. Elements of strategy are discussed within the Board committee meetings and at every regularly scheduled Board meeting. This includes consideration of new or modified initiatives, updates from management on the Company's financial performance and the status of operational and social goals and performance, and the internal and external factors that influence strategic direction, performance and sustainability.

At least annually, the Board engages in significant educational sessions that include briefings and presentations from the Company's senior leadership team, other members of management, and outside advisors and subject matter experts. These sessions help the Board to understand the environment within which the Company operates and the risks and opportunities presented thereby, and inform and shape the Board's understanding of management's decision-making, leading to more effective oversight of the Company's short-, medium- and long-term strategies and operational objectives.

2025 Highlights

Under the Board's oversight in 2025, we delivered another year of strong results, while also returning more cash to stockholders than in any other year in Company history. In addition, we were able to successfully fund the Company's capital plan while maintaining our solid investment grade credit ratings. We also announced the largest 5-year capital plan in the Company's history, one that supports our forecast for significant electric demand while also maintaining our steadfast focus on reliability and affordability, and our continued pursuit of a cleaner energy future. Consistent with these areas of strategic focus, we confirmed our plan to build and own 6,535 MW of regulated renewables by 2030 and make significant investments in thermal generation, liquefied natural gas, and electric and natural gas infrastructure. We affirmed our plan to eliminate coal as an energy source by the end of 2032. In addition, we developed and requested approval for a new Very Large Customer (VLC) tariff structure, designed so that the costs associated with serving these VLCs are not subsidized by or shifted to residential or other business customers.

Oversight of Risk Management

Our Board of Directors is responsible for providing oversight with respect to our major strategic initiatives, which requires ongoing dialogue with our senior management team about opportunities and risks, and the processes through which senior management maintains focus on the organization's financial and business environment and objectives, corporate policies, and overall economic, environmental and social performance. Senior management in turn, is responsible for effectively planning and executing daily operations within a strong operating framework.

With that in mind, the Company has created a framework from which management is able to provide meaningful information to the Board to aid in its oversight responsibility. Included below is a high-level overview of that structure.

Audit Services
As a standing corporate practice, each year, management systematically evaluates the Company's risk areas. Our Audit Services department conducts an annual enterprise risk assessment, whereby business leaders identify existing, new or emerging issues or changes within their business areas that could have enterprise implications. Risk areas are then mapped to create a cumulative assessment of their significance and likelihood, taking into consideration industry benchmarking information, as appropriate. The mapping also identifies lines of responsibility for managing the risks to ensure accountability and focus.

Enterprise Risk Steering Committee
Chaired by the Chief Executive Officer and consisting of other senior-level management employees, our Enterprise Risk Steering Committee ("ERSC") regularly reviews the Company's key risk areas and provides input into the development and implementation of effective compliance and risk management practices. On a bimonthly basis, the ERSC discusses findings of Audit Services' annual enterprise risk assessment, holds in-depth discussions with members of management on identified subjects, and tracks the status of ongoing progress. The Chief Executive Officer provides the Board with routine updates on the Company's key risk areas during the Board meetings, including summaries from the bimonthly discussions held by the ERSC.

Given the significant risks and opportunities associated with climate matters, management has created a separate committee under the guidance of the Chief Executive Officer. The Climate Risk Committee, which meets at least quarterly, brings together senior-level officers to review and discuss climate-related goals, risks and opportunities.

Our cybersecurity governance model includes oversight by senior management from our Enterprise Risk Steering Committee, along with steering committees for information security, operational technology security, third-party vendor security controls, Sarbanes-Oxley security controls, and North American Electric Reliability Corporation Critical Infrastructure Protection (NERC CIP) compliance. The Chief Executive Officer and the Chief Administrative Officer report regularly to the Board and its Audit and Oversight Committee about cybersecurity matters and risks.

Board Committees
To carry out its oversight function, the Board is organized into five standing committees with specific duties and risk-monitoring responsibilities: Audit and Oversight, Compensation, Corporate Governance, Executive and Finance. With the exception of the Executive Committee, the Board and each of its committees meet regularly throughout the year, and receive regular briefings prepared by management and outside advisors on specific areas of current and emerging risks to the enterprise, which are identified and monitored through the Company's enterprise risk management framework, as described above.

The Committees routinely report to the full Board on matters that fall within designated areas of responsibility as described in their charters. Examples of risk monitoring activity that have been designated to the full Board and its committees are shown in the chart on the next page. More information on the committees' duties and responsibilities begins on page P-32.

Board of Directors
While the Board delegates specified duties to its committees, the Board retains collective responsibility for comprehensive risk oversight, including short- and long-term critical risks that could significantly impact the Company. The Board believes that certain matters should be contemplated by the diverse perspective of its full membership. This includes oversight of risks that have the potential to result in significant financial or reputational consequences that could impact the Company's brand, limit its sustainability or jeopardize its value to stockholders.

As part of the Board's approach to risk oversight and management, the Chief Executive Officer provides reports to the Board at each Board meeting and routinely calls upon members of the management team to provide detailed reports to the Board in their respective areas of responsibility, including matters of enterprise risk.

Executive Sessions
Executive sessions for the non-management directors are generally held at every regularly scheduled Board and committee meeting, during which directors have direct access to, and meet as desired with, Company representatives to discuss matters of interest, including those related to risk management.

Outside of scheduled meetings, the Board, its committees and individual Board members have full access to executives, senior managers and other key employees, including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Presidents of major utilities, General Counsel, Executive Vice President External Affairs, Executive Vice President Infrastructure and Generation Planning, Chief Audit Officer, Compliance Officer, Chief Administrative Officer and Controller. They are also free to engage as needed with other leaders of our utility companies and our corporate center departments, including customer service, environmental, enterprise security, human resources, investor relations, legal, tax and treasury.

Risk Oversight Responsibilities

The Board believes that its leadership structure, in combination with management's enterprise risk management program, effectively supports the Board's risk oversight function.

Board Oversight

- Short- and long-term strategy and strategic initiatives
- Risk management processes
- Leadership succession planning
- Code of Business Conduct

- Significant capital investments, including mergers and acquisitions
- Corporate sustainability matters
- Regular reporting from Board committees on specific risk oversight responsibilities

Committees

Audit and Oversight

- External auditor independence
- Ethics and compliance program
- Financial reporting
- Oversight of Internal Audit Function
- Retention of outside auditors and evaluation of auditors' qualifications
- Legal and regulatory risks and compliance, including:
  - Data privacy and security, including cyber, physical and operating technology
  - Electric reliability standards
  - Environmental matters
  - Government relations, including political spending and lobbying
  - Litigation

Compensation

- Compensation practices and programs, including risks associated therewith
- CEO performance
- Executive succession planning
- Human capital management and development

Corporate Governance

- Board performance
- Board succession planning
- Director independence
- Governance structure and practices

Finance

- Capital allocation and investments
- Capital structure and financings
- Financial plan
- Employee retirement and benefit plan assets
- Insurance and other financial risk management programs

Management Responsibilities

- Design and operate enterprise risk management program, including risk identification, assessment and prioritization
- Conduct regular, executive-level committee review of key risk areas with updates to Board
- Engage with Board and committee chairs on areas of assigned risk oversight

OUR SUSTAINABILITY COMMITMENT

The Board's oversight of the Company's strategic direction includes reviewing with senior management our approach to sustainability matters. The Board is mindful of management's responsibility to provide safe, reliable and affordable energy, to preserve the Company's long-term value and to make decisions that take into account not only the Company's stockholders, but also the interests of its other stakeholders, including employees and local communities, now and in the future.

The Board consistently engages with the Company's senior management team to discuss opportunities and risks, as well as key business objectives and environment, and overall performance.

Priority sustainability issues

Company leadership and the Board continue to look to our priority sustainability issues as a guide for corporate goals and reporting. We identified these issues through a formal assessment process, in partnership with the Electric Power Research Institute (EPRI), considering both short-term and potential long-term impacts, as well as the value placed upon each issue by internal and external stakeholders.

Our priority sustainability issues (alphabetical order)			
• Climate strategy	• Empowered employees	• Financial discipline	• Safety and health
• Community engagement	• Energy affordability	• Government relations	• Stakeholder transparency
• Customer satisfaction	• Energy reliability	• Innovation	• Strategic governance
• Cybersecurity	• Environmental responsibility	• Operational performance	• Supply chain integrity
• Economic development			

Following are some highlights from 2025 that demonstrate the Company's and the Board's commitment to ensuring that the Company's goals and practices are aligned with a strong focus on these priority issues. Additional details on Company performance in key areas are available in the Compensation Discussion and Analysis under the heading "2025 WEC Energy Group Operational and Social Goals and Performance under the STPP," which begins on page P-48.

Delivering a reliable energy future

Aligning capital investment and environmental efforts

In advance of publicly announcing the Company's five-year (2026-2030) capital plan, management reviewed the plan with the Board. Management and the Board discussed the foundation underlying the $36.5 billion in projected investments over five years (2026-2030) that are designed to keep the Company focused on evolving business fundamentals while working to reduce emissions. Those discussions included criteria such as underlying customer preferences and needs, regulatory environment, financial implications, and technological advancements that will influence the trajectory of the plan's execution, and resulted in the Board's approval of management's strategic vision and recommendations. In February 2026, based on additional forecasted electric demand and following Board review, we announced a $1.0 billion increase to the Company's 2026-2030 capital plan for a total of $37.5 billion in planned capital spend.

Climate strategy and emissions reporting

The Company regularly reports on its progress and efforts toward reducing emissions through the annual Corporate Responsibility Report and other disclosures. With a commitment to affordable, reliable and cleaner energy, the Company has continued to increase investments in cost-effective low- and no-carbon generation, while reducing the role coal generation plays in its system.

Supporting our colleagues and communities

Human Capital Management

We are dedicated to ensuring a fair workplace and a diverse workforce, with longstanding programs for individual development, initiatives to reinforce our core values, and a recruitment strategy that is focused on building a deep talent pipeline to support our business needs.

During 2025, we demonstrated this commitment through training and development of employees at all levels of the organization; our robust merit review and succession planning processes; and a range of community partnerships as well as scholarship and charitable grants.

Supplier Diversity

We have had a supplier diversity program under the watchful guidance of senior leadership since 2002. Promoting diverse suppliers fosters competition, enhances job creation and generates additional purchasing power in the communities in which we do business, all to the long-term advantage of the Company and our stakeholders. In 2025, we spent $324.1 million with diverse suppliers, including certified minority-, women-, veteran- and service disabled-owned businesses, the third consecutive year in which this total exceeded $320 million.

Management and the Board have always embraced the Company's role as a leader in the communities we are privileged to serve. During 2025, our companies and foundations contributed more than $18 million in charitable grants to support non-profits hard at work helping others.

Commitment to reporting transparency

We value the importance our stakeholders place on understanding how we manage risks and opportunities associated with sustaining our enterprise. In addition to engaging directly with stakeholders we are committed to transparent reporting through a variety of mechanisms, including those noted below. Further, we routinely respond to data verification and survey requests from a substantial number of third-party organizations seeking input regarding our performance, programs and policies related to sustainability.

- **Corporate Responsibility Report**
- **Climate Report, aligned with TCFD recommendations**
- **Trade Association and Climate Engagement Report**
- **EEI and AGA ESG/Sustainability Reporting Template**
- **Sustainability Accounting Standards Board ("SASB") industry standards**

- **CDP responses**
- **EEO-1 reporting**
- **Semiannual disclosure of political activities**
- **Disclosure of Environmental Policy**
- **Independent assurance of climate data**

To learn more, please access our Corporate Responsibility web page at www.wecenergygroup.com/csr/index.htm

STOCKHOLDER ENGAGEMENT

Accountability to stockholders is critical to the Company's long-term success. We have systems in place to ensure that management and the Board hear, understand, and consider the issues that matter most to our stockholders and other key constituents. Our year-round engagement program provides valuable insight into how the Company's practices and policies are externally perceived, shapes the processes used to evaluate goals and expectations, and helps to highlight emerging issues that may affect our governance practices.

Company leaders, including the Chief Executive Officer and Chief Financial Officer, regularly engage with stakeholders on matters of specific interest about the Company's business results, strategic direction and management. This provides valuable feedback to management and the Board about the perspectives of its stockholders. During 2025, we communicated with stockholders representing approximately 50% of the Company's outstanding common stock.

Who we engage

Institutional and retail stockholders

Industry thought leaders

Sustainability-centered coalitions and activists

Proxy advisory firms

Sustainability rating firms

Who participates in engagement

Members of the Board

Senior management

Employees from disciplines across the enterprise, including investor relations, legal, environmental, government affairs and corporate affairs

Year-round governance engagement process

Summer

Review results from Annual Meeting of Stockholders

Seek feedback from stockholders on voting decisions

Assess governance and executive compensation practices

Provide Board with feedback and recommendations

Fall

Discuss executive compensation practices and sustainability topics with investors

Consider enhancements to our practices and disclosures

Share investor feedback and recommendations with Board

Winter

Continue discussions with investors on executive compensation practices and sustainability topics

Board approves, as needed, changes or enhancements to practices and disclosures

Develop disclosures for the proxy statement

Publish Form 10-K

Spring

Publish Annual Report and Proxy Statement

Hold Annual Meeting of Stockholders

How we engage

Quarterly investor calls, conferences, presentations

Standalone presentations regarding sustainability matters

Ad hoc in-person and virtual meetings

Participation in industry associations and forums

Timely disclosures filed with the SEC and publication of other significant corporate reports on our website

Process for stockholders to directly correspond with individual directors via the Corporate Secretary

Topics of engagement in 2025

Corporate strategy

Financial and operational plans

Economic development

Management succession planning

Board composition and refreshment

Executive compensation metrics and targets

Regulatory proceedings and outcomes

Climate matters and decarbonization

Human capital management

Community engagement and charitable giving

Safety

Affordability

Fuel diversity and reliability

Throughout 2025 we engaged with key constituents across the broader investment community, a sample of which is provided below.

Jan/Feb

4th Quarter and Full Year 2024 Earnings Call

Goldman Sachs Conference

Evercore ISI Utility CEO Conference

Non-Deal Roadshow — Guggenheim

Ladenburg Osaic Virtual Non-Deal Roadshow

UBS Midwest Utilities Conference

March/April

Jefferies Power, Utilities & Clean Energy Conference

Europe Non-Deal Roadshow

Scotiabank Utilities Conference

Wolfe Australia Virtual Non-Deal Roadshow

Wells Fargo/Morningstar Site Visit/Tour

May/June

1st Quarter Earnings Call

American Gas Association Financial Forum Conference

Bank of America Power, Utilities and Alternative Energy Conference

RBC Global Energy, Power and Infrastructure Conference

JP Morgan Energy Conference

July/Aug

2nd Quarter Earnings Call

UBS Site Visit/Tour
UBS Kohler Conference

Non-Deal-Roadshow — KeyBanc

Corporate Responsibility Report published

Sept/Oct

Barclay's CEO Energy-Power Conference

Bank of America Site Visit/Tour

Non-Deal-Roadshow — Jeffries

Wolfe Utilities, Midsteam & Clean Energy Conference

Submitted environmental data to CDP

3rd Quarter Earnings Call

Nov/Dec

Morgan Stanley Retail Presentation

Edison Electric Institute Financial Conference

Mizuho Power Energy & Infrastructure Conference

Wells Fargo Midstream Energy & Utilities Symposium

BOARD LEADERSHIP STRUCTURE

Roles of the Chairman and CEO

Consistent with WEC Energy Group's bylaws and Corporate Governance Guidelines, the Board has discretion to combine and separate the offices of the Chief Executive Officer and Chairman of the Board. To facilitate its succession plan, the Board previously determined to separate the offices of CEO and Chairman. This structure has allowed Mr. Lauber to focus on implementing the Company's operating plans and leading the day-to-day management of our seven customer-facing utilities, as well as Company strategy, capital allocation, investor relations and economic development matters. In his role as Non-Executive Chairman of the Board, Mr. Klappa has led the Board in its oversight, advisory and risk management roles, and has remained available to provide advice, input and assistance to Mr. Lauber as needed.

In connection with Mr. Klappa's retirement in May 2026, the Board has determined to combine the role of CEO and Chairman and intends to appoint Director Lauber Chairman of the Board in May 2026, subject to his election as a director by stockholders at the 2026 Annual Meeting. The Board believes the combined structure will be the most effective means of governing the Company taking into consideration the complexity of the Company's industry, operations, and regulatory environment. The Board considered multiple factors in reaching this decision, including Mr. Lauber's extensive industry experience, the respect Mr. Lauber has garnered from the Company's various stakeholders during his tenure as CEO, the promotion of Mr. Hooper to the role of Chief Operating Officer, resulting in Mr. Hooper's assumption of additional primary duties previously held by Mr. Lauber, and the Board's establishment and maintenance of an Independent Lead Director role with explicit responsibilities, delineated below.

Independent Lead Director

The independent members of the Board elect the Independent Lead Director, with an expectation that the individual elected will serve in that capacity for three years, subject to continuing election by stockholders in annual director elections. The independent members of the Board may adjust the Independent Lead Director's length of service in that role, including extending it beyond three years, at their discretion. Annually, the independent members of the board complete a performance evaluation of his or her effectiveness.

In May 2023, the Board elected Thomas K. Lane to serve as the Independent Lead Director; he also is a member of the Audit and Oversight and Compensation Committees. The independent directors plan to consider the rotation of this position in May 2026.

Duties of the Independent Lead Director include:

- presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors without any management present;
- serves as liaison between the CEO and the independent directors under most circumstances, although each individual director has full access to the CEO;
- authority to call meetings of the independent directors;
- reviews and approves meeting schedules and agendas for the Board and its committees for content and to assure there is sufficient time for discussion of all agenda items;

- reviews all proposed changes to committee charters;
- leads the annual Board evaluation;
- provides input to the Chairman on the scope, quality and timeliness of information provided to the Board;
- authority to attend all committee meetings, as appropriate;
- be available for consultation and communication with significant stockholders and other interested parties, if needed; and
- any other duties as may be prescribed by the Board.

BOARD AND COMMITTEE PRACTICES

Board Meetings and Attendance

During 2025, the Board met six times and executed four written unanimous consents. All directors attended more than 75% of the total number of meetings of the Board and Board committees on which each served, with average director attendance at more than 98%. Generally, all directors are expected to attend the Company's Annual Meetings of Stockholders. All directors standing for election in 2026 attended the 2025 Annual Meeting of Stockholders.

Executive Sessions

At every regularly scheduled Board and committee meeting, executive sessions are scheduled, and are generally held, for the non-management directors to meet without management present. In 2025, an executive session of independent, non-management directors was held at all regularly scheduled Board meetings and at most committee meetings.

Director Orientation and Continuing Education

Management takes seriously its responsibility to onboard new directors and provide ongoing education for existing directors on the unique and complex issues inherent in operating a public company in the regulated utility industry.

Management has created a robust orientation program that introduces new directors to the Company's organizational structure, businesses, strategies, risks and opportunities, which includes in-house and field programs such as walking tours of the Company's generating facilities and project sites, senior management presentations and individual sessions with senior leaders. These activities assist new directors in developing and/or enhancing their Company and industry knowledge to optimize their service on the Board. To ensure that our directors have self-directed access to governance-related resources and director training opportunities, all of our directors are members of the National Association of Corporate Directors ("NACD").

During 2025, management provided educational opportunities for the Board to better understand the external environment within which the Company operates, including briefings and presentations provided by outside advisors and other stakeholders. In addition, management provided media and other outside reports and resources on a consistent basis to ensure directors remained current on matters affecting the Company and its industry.

Annual Performance Evaluations

CEO Performance

The Compensation Committee, on behalf of the Board, annually evaluates the performance of the CEO and reports the results to the Board. The CEO is evaluated in a number of areas including leadership, vision, financial stewardship, strategy development and execution, management development, effective communication with constituencies, demonstrated integrity and effective representation of the Company in community and industry affairs.

As part of this practice, the Compensation Committee Chair individually obtains from each non-management director his or her input on the CEO's performance, which is summarized and discussed with the Compensation Committee members, followed by discussion in executive session with all non-management directors. The Compensation Committee Chair then shares the evaluation results with the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations. The Compensation Committee considers the input of all non-management directors in determining appropriate compensation for the CEO. This process was completed and the Compensation Committee approved a 2026 compensation package for Mr. Lauber in December 2025.

Independent Lead Director Performance

On an annual basis, the Independent Lead Director is evaluated on the effectiveness in carrying out his or her duties, which are outlined in the Corporate Governance Guidelines. This evaluation is led by the Chairman of the Board, who captures feedback from non-management directors. The Independent Lead Director is evaluated in several areas including his facilitation of discussions between and amongst the Chairman and the directors during open sessions with management, during executive sessions, and outside of board meetings, and his collaboration with the Chairman in identifying key topics, issues and concerns that directors wish to be addressed during board meetings and executive sessions. The Chairman uses this input to provide the Independent Lead Director feedback in carrying out his or her duties in the upcoming year.

Board Performance

The Board recognizes that self-reflection and continuous improvement are key to remaining an effective governing body. Led by the Independent Lead Director, the Corporate Governance Committee is charged with overseeing the Board's annual evaluation process, a process which is reviewed periodically, and includes discussion on whether to utilize a third-party facilitator. In December 2025, the Board evaluated its performance utilizing a framework of questions developed by the NACD, in addition to several broad "reflection" questions. The Corporate Governance Committee and the Board discussed the Board evaluation process and results at their meetings in January 2026. It is standard practice for the Corporate Governance Committee to use the results of this process to foster continuous improvement of the Board's governance activities.

BOARD EVALUATION PROCESS

1 Self-Reflection Questionnaire

Directors contemplated the Board's performance across the following elements:
- board composition and leadership
- board committees
- board meetings
- overall effectiveness of the Board
- overall effectiveness of the Board with regard to management.

2 Discussion with Independent Lead Director and Chairman

The Independent Lead Director and Chairman engaged in discussions with each director on elements of the Board's performance, allowing each director an opportunity to speak candidly.

3 Discussion of Key Take-Aways and Governance Enhancements

Having captured a summary of the feedback from these discussions, the Independent Lead Director led the Board during its Executive Session through group discussion of key takeaways and recommended enhancements to its governance practices.

Committee Performance

Each committee, except the Executive Committee, conducts an annual performance evaluation of its own activities and reports the results to the Board. During this evaluation, each committee compares its performance against the requirements of its charter and its annual planning calendar; contemplates a series of questions related to the qualifications and performance of committee members; considers the quality and quantity of information provided to the committee in advance of its meetings; and evaluates the effectiveness of the processes the committee uses to carry out its oversight responsibilities. The results of the annual evaluations are used by each committee to identify its strengths and areas where its governance practices can be improved. Each committee may recommend changes to its charter to the full Board based upon the evaluation results.

It is also standard practice for the Corporate Governance Committee annually to conduct a holistic review of all of the committees' charters and annual planning calendars, taking into consideration evolving and new best practices with respect to risk oversight. Recommendations are routed to the appropriate Committee Chair, as needed, for consideration.

Following this holistic review during 2025, all of the Board committees, with the exception of the Corporate Governance Committee, adopted changes to their charters.

BOARD COMMITTEES

The Board of Directors has the following committees: Audit and Oversight, Compensation, Corporate Governance, Executive and Finance. Each committee, except the Executive Committee, operates under a charter approved by the Board, which can be found on our website at www.wecenergygroup.com/govern/committee-comp.htm. With the exception of the Executive Committee, only independent directors serve on the standing committees.

Audit and Oversight

Members	Key Responsibilities
Danny L. Cunningham, Chair Warner L. Baxter Ave M. Bie Maria C. Green Thomas K. Lane Glen E. Tellock **2025 Meetings: 5**	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Oversee management's strategy for data privacy and security, including cyber and physical. • Oversee the Company's Ethics and Compliance program, and review and recommend changes to the Code of Business Conduct. • Review, approve, and evaluate the independent auditor's qualifications, independence and services. • Oversee the performance of the internal audit function and independent auditors. • Discuss risk management and major risk exposures and steps taken to monitor and control such exposures. • Establish procedures for the submission and treatment of complaints and concerns regarding the Company's accounting controls and auditing matters. • Prepare the audit committee report required by the SEC for inclusion in the proxy statement.

The Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit and Oversight Committee consists solely of independent directors who meet the independence requirements of the SEC, NYSE and the Board's Corporate Governance Guidelines. In addition, the Board has determined that all of the members of the Audit and Oversight Committee are financially literate as required by NYSE rules and that Directors Baxter, Cunningham, Lane and Tellock qualify as audit committee financial experts within the meaning of SEC rules.

Compensation

Members	Key Responsibilities
Ulice Payne, Jr., Chair William M. Farrow III Thomas K. Lane **2025 Meetings: 7***	• Determine and annually review the Compensation Committee's compensation philosophy. • Oversee the development of competitive, performance-based executive and director compensation programs. • Review and approve the compensation paid to select employees, including the Company's executive officers (including base salaries, incentive compensation, and benefits). • Establish and administer the CEO compensation package. • Set performance goals relevant to the CEO compensation. • Annually evaluate CEO performance and determine compensation adjustments. • Annually assess whether any risks arising from the compensation program are reasonably likely to have a material adverse effect on the Company. • Review the Company's plans for leadership and succession planning of executive officers. • Periodically review and assess the Company's strategy for human capital management initiatives. • Review and approve the implementation or revision of any clawback policy allowing the Company to recoup compensation paid to officers and other employees. • Prepare the report required by the SEC for inclusion in the proxy statement. • Review the results of the most recent stockholder advisory vote on compensation of the named executive officers.

*Included one joint meeting with the Corporate Governance Committee.

The Compensation Committee consists solely of independent directors who meet the independence requirements of the SEC, NYSE and the Board's Corporate Governance Guidelines.

The Compensation Committee is charged with administering the compensation package of WEC Energy Group's non-management directors. The Compensation Committee meets with the Corporate Governance Committee annually to review the compensation package of WEC Energy Group's non-management directors and to determine the appropriate amount of such compensation.

Compensation Advisor: The Compensation Committee, which has authority to retain advisers and consultants at WEC Energy Group's expense, retained Frederic W. Cook & Co., Inc. ("FW Cook") to analyze and help develop the Company's executive compensation program, and to assess whether the compensation program is competitive and supports the Committee's objectives. FW Cook also assesses and provides recommendations on non-management director compensation, as discussed in more detail on pages P-36 and P-37. FW Cook is engaged solely by the Compensation Committee to provide non-management director and executive compensation consulting services, and does not provide any additional services to the Company.

In connection with its retention of FW Cook, the Compensation Committee reviewed FW Cook's independence, including: (1) the amount of fees received by FW Cook from WEC Energy Group as a percentage of FW Cook's total revenue; (2) FW Cook's policies and procedures designed to prevent conflicts of interest; and (3) the existence of any business or personal relationships that could impact independence. After reviewing these and other factors, the Compensation Committee determined that FW Cook is independent and the engagement did not present any conflicts of interest. FW Cook also determined that it was independent from the Company's management, which was confirmed in a written statement delivered to the Compensation Committee.

For more information regarding our director and executive compensation processes and procedures, please refer to "Director Compensation," beginning on page P-36, and "Compensation Discussion and Analysis," beginning on page P-42, respectively.

Corporate Governance

Members	Key Responsibilities
William M. Farrow III, Chair Ave M. Bie* Cristina A. Garcia-Thomas **2025 Meetings: 4****	• Establish and annually review the Corporate Governance Guidelines to verify that the Board is effectively performing its fiduciary responsibilities to stockholders. • Periodically review the charters of each committee of the Board and make recommended changes as appropriate. • Establish and annually review director candidate selection criteria, as well as the Board and each committee's structure, size, composition and leadership. • Identify and recommend candidates to be named as nominees of the Board for election as directors. • Perform annual review of the Company's Related Party Transaction Policy, and where appropriate, review and approve related party transactions in accordance with the policy. • Oversee the annual review of the Board's performance. • Review and determine the compensation package of non-management directors in conjunction with the Compensation Committee.

*Director Bie was appointed to the Corporate Governance Committee in May 2025.

**Included one joint meeting with the Compensation Committee.

The Corporate Governance Committee consists solely of independent directors who meet the independence requirements of the NYSE and the Board's Corporate Governance Guidelines.

Executive

The Board also has an Executive Committee, which may exercise all powers vested in the Board except action regarding dividends or other distributions to stockholders, filling Board vacancies, and other powers which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors. The members of the Executive Committee are Gale E. Klappa (Chair), Danny L. Cunningham, William M. Farrow III, Thomas K. Lane, Ulice Payne, Jr., and Mary Ellen Stanek. The Executive Committee did not meet in 2025.

Finance

Members	Key Responsibilities
Mary Ellen Stanek, Chair* Maria C. Green John D. Lange Ulice Payne, Jr. Mary Ellen Stanek **2025 Meetings: 3**	• Review and monitor the Company's current and long-range financial policies and strategies, including our capital structure and dividend policy. • Authorize the issuance of common stock and corporate debt within limits set by the Board. • Discuss policies and financial programs with respect to financial risk management. • Approve the Company's financial plan, including the capital budget. • Review updates from the chair of the Investment Trust Policy Committee regarding the investment performance and operations of employee retirement and benefit plan assets.

*Director Stanek was elected to serve as Chair of the Finance Committee in May 2025.

The Finance Committee consists solely of independent directors who meet the independence requirements of the NYSE and the Board's Corporate Governance Guidelines.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the persons who served as members of the Compensation Committee during 2025 was an officer or employee of the Company during 2025 or at any time in the past, nor did any have reportable transactions with the Company.

During 2025, none of the Company's executive officers served as a member of the Compensation Committee or as a director of another entity, one of whose executive officers served on the Compensation Committee or as a director of the Company.

ADDITIONAL GOVERNANCE MATTERS

Political Activities

WEC Energy Group advocates on behalf of its customers, stockholders and employees for affordable, reliable and cleaner energy before local, state and federal elected officials and government agencies. The Company maintains governmental and regulatory relations offices in Chicago, Illinois; Rosemount, Minnesota; Madison, Green Bay and Milwaukee, Wisconsin; and Washington, D.C. The Company also hires contract lobbyists and works with trade organizations to assist in advocacy activities. Its lobbyists are lawfully registered in each jurisdiction where they perform services for us.

The Company has multiple political action committees ("PACs"), which are registered with their regulating governments (state or federal) and authorized by elections laws to collect voluntary contributions from employees who choose to participate. The money, in turn, is used to support candidates running for federal, state and local offices. Contribution amounts are limited by law. All of the Company's PACs are administered by a committee that combines appointed and elected members. Oversight committees make decisions on how and where dollars are spent.

The Company has a corporate policy on political contributions and reporting (the "Government Relations Policy"), and annually conducts training on compliance with lobbying laws. As part of its oversight function, the Board's Audit and Oversight Committee, which consists solely of independent directors, conducts an annual review of this policy. The committee also reviews a summary of political activities and associated reporting excerpted from our Corporate Responsibility Report in advance of its publication each year.

Consistent with best practices, among other things, the Government Relations Policy:

- addresses Company interactions with public officials, outlining expectations, requirements, restrictions and prohibitions;
- requires Compliance Officer review of any requests for corporate political contributions to confirm they comply with applicable election laws and regulations; and
- requires the Executive Vice President-External Affairs to submit a quarterly report to the Audit and Oversight Committee that addresses activities covered by the Government Relations Policy.

Corporate Political Donations

The Government Relations Policy sets forth the standards and requirements that govern the Company's interactions with public officials, and addresses the process for requesting and authorizing contributions to organizations operating under Section 527 of the Internal Revenue Code and organizations that qualify as national political committees. Corporate contributions are required to adhere to all applicable federal and state laws where we do business. The Company uses corporate funds to support candidates and causes to benefit energy safety, reliability and affordability, without regard for executives' personal political preferences.

Lobbying

The Company files lobbying reports with federal, state and local governments. Direct lobbying is conducted in support of corporate initiatives and targets.

Public Disclosure

WEC Energy Group's website provides details on: (1) contributions made by its PACs; (2) corporate contributions to state party legislative committees and elected officials; (3) links to federal and state lobbying reports; and (4) trade organization memberships, including annual dues and contributions to trade associations and coalitions.

To learn more, please access the Company's "Political Activities" web page at www.wecenergygroup.com/csr/political-activities.htm

Insider Trading Policy

WEC Energy Group has adopted an insider trading policy that includes policies and procedures applicable to officers, directors, and employees of the Company (collectively, "covered persons") the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable listing standards. Among other things, the insider trading policy (i) prohibits trading by covered persons in WEC Energy Group securities while aware of material, non-public information about the Company except under pre-approved 10b5-1 trading plans, and (ii) specifies pre-clearance procedures (and who is subject to such procedures), open quarterly trading windows (and who is subject to such windows), and requirements regarding pre-approved trading plans that meet the requirements of Rule 10b5-1 under the Exchange Act. The insider trading policy, which also governs transactions by the Company itself, was filed as Exhibit 19 in the Company's Annual Report on Form 10-K for fiscal year 2025, filed with the SEC on February 20, 2026.

Code of Business Conduct

WEC Energy Group's Code of Business Conduct (the "Code") is the foundation of the Company's Ethics and Compliance program, as it sets the standards for creating and sustaining a culture of ethics and integrity. The Compliance Officer oversees the management and operations of the program, about which she provides regular update reports to the Board's Audit and Oversight Committee. All WEC Energy Group directors, executive officers and employees, including the principal executive, financial and accounting officers, have a responsibility to comply with the Code, to seek advice in doubtful situations and to report suspected violations. All those subject to the Code, including the Company's non-management directors, are required to participate in annual training on the elements of the Code.

The Code addresses expectations for Company culture; work environment; business conduct; proper use and protection of Company resources, assets and information; and compliance with laws, rules and regulations. The Code is available on our website at the following address: www.wecenergygroup.com/govern/codeofbusinessconduct.pdf

The Company provides multiple ways individuals can report concerns and raise questions concerning the Code and other Company policies. The Company has contracted with a third-party so that individuals can confidentially and anonymously report suspected violations of the Code or other concerns, including those regarding accounting, internal accounting controls or auditing matters. The Company has not provided any waiver to the Code for any director, executive officer or other employee.

Related Party Transactions

WEC Energy Group has a written policy on the review, approval or ratification of transactions with related persons, which is overseen by the Corporate Governance Committee, as delegated by the Board.

The policy provides that the Committee will review any proposed, existing, or completed related party transaction in which the amount involved exceeds $120,000, and in which any related party had, has, or will have a direct or indirect material interest. In general, a "related party" includes all directors and executive officers of WEC Energy Group and their immediate family members, as well as stockholders beneficially owning 5% or more of WEC Energy Group's outstanding stock as defined in SEC rules. Legal Services reviews relevant information on transactions, arrangements, and relationships disclosed and makes a determination as to the existence of a related party transaction as defined by SEC rules and the policy. Related party transactions that are in, or are not inconsistent with, the best interests of WEC Energy Group or its subsidiaries, as applicable, are approved by the Corporate Governance Committee and reported to the Board. Related party transactions are disclosed in accordance with applicable SEC and other regulatory requirements.

In addition, the Code addresses, among other things, how to identify and report potential conflicts of interest. The Code lists the following as examples of potentially problematic situations: (1) family members who are a supplier, contractor or customer of the Company or work for one; (2) obtaining any financial interest in or participating in any business relationship with any company or individual, or concern doing business with WEC Energy Group or any of its subsidiaries that might influence the individual's decisions or job performance; (3) participating in any joint venture, partnership or other business relationship with WEC Energy Group or any of its subsidiaries; and (4) serving as an officer or member of the Board of any substantial, outside for-profit organization.

Because the Board is mindful of the expectation of its directors to devote the time necessary to fulfill their fiduciary duties, the Corporate Governance Guidelines contain additional requirements for directors seeking to join other Boards. For example, all directors must notify the Company's Corporate Secretary before accepting a nomination for a position on the Board of another public company and the CEO must obtain the approval of the full Board before accepting such a position.

To further backstop such discussions and approvals, bi-annually all directors and executive officers are required to complete a questionnaire that asks about any business relationship that may give rise to a related party transaction or other conflict of interest and all transactions in which the Company or one of its subsidiaries is involved and in which the director or executive officer, or a relative or affiliate of such director or executive officer, has a direct or indirect material interest. Director nominees under consideration by the Board for election are required to complete the same questionnaire. The Corporate Secretary discusses the results of this diligence with the Corporate Governance Committee.

Since January 1, 2025, there have been no related-party transactions, and there are no currently proposed related-party transactions, required to be disclosed pursuant to SEC rules.

COMMUNICATIONS WITH THE BOARD

Stockholders and other interested parties who wish to communicate with members of the Board, including the Independent Lead Director or other non-management directors individually or as a group, may send correspondence to them in care of the Corporate Secretary, Margaret C. Kelsey, at the Company's principal executive offices, PO Box 1331, Milwaukee, Wisconsin 53201. All communications received as set forth above will be opened by the Corporate Secretary. Pursuant to instructions from the Board, all communication relating to the duties and responsibilities of the Board will be forwarded to the director or group of directors to whom they are addressed. However, communications unrelated to the duties and responsibilities of the Board, such as ordinary business matters, individual customer matters, mass mailings, new product or service suggestions, job inquiries, promotions of a product or service, or patently offensive material, will not be forwarded, and will be addressed as appropriate by management.

WHERE TO FIND MORE INFORMATION ON GOVERNANCE

You can find our Corporate Governance Guidelines, Code of Business Conduct, and other corporate governance materials, including WEC Energy Group's Restated Articles of Incorporation, bylaws, Board committee charters and Board contact information, on the Corporate Governance section of our website at www.wecenergygroup.com/govern/governance.htm. You can request copies of these materials from the Corporate Secretary at the address provided above in "Communications with the Board."

DIRECTOR COMPENSATION

Consistent with its charter, the Compensation Committee seeks to maintain a competitive director compensation program that enables the Company to attract and retain key individuals and to motivate them to help the Company achieve its short- and long-term goals. As such, the Committee is responsible for reviewing key market-based trends in director compensation and benefits packages and for recommending changes to the Board, as appropriate, that will attract and retain quality directors. The Committee's charter authorizes it to engage consultants or advisors in connection with its review and analysis of director compensation. The Compensation Committee used FW Cook for this purpose during 2025. Directors who are also employees of the Company do not receive additional compensation for service as a director.

2025 Compensation of the Board of Directors

The table below describes the components of the non-management director compensation program during 2025. In December 2024, the Compensation Committee completed its annual review of director compensation and determined, based upon research provided by FW Cook, not to make any change to the elements of compensation from 2024 levels for 2025.

The Compensation Committee believes that this program:
- is equitable based upon the work required of directors serving an entity of the Company's size and scope, and
- ties the majority of director compensation to stockholder interests because the value of the equity awards fluctuates depending upon the Company's stock price.

Compensation Element	2025 Non-Management Director Compensation Program
Annual Cash Retainer Fee	$120,000 paid in $30,000 quarterly increments
Annual Non-Executive Chairman Retainer Fee	$187,500 paid in $46,875 quarterly increments
Annual Independent Lead Director Retainer Fee	$30,000 paid in $7,500 quarterly increments
Annual Equity Retainer	$160,000 in restricted stock, which vests one year from grant date
Annual Committee Chair Fees	
• Audit and Oversight	$20,000 paid in $5,000 quarterly increments
• Compensation	$20,000 paid in $5,000 quarterly increments
• Corporate Governance	$15,000 paid in $3,750 quarterly increments
• Finance	$15,000 paid in $3,750 quarterly increments
Board and Committee Meeting Fees	None
Stock Ownership Guideline	Ownership of common stock or deferred stock units that have a value equal to five times the annual cash retainer for non-management directors to be satisfied within five years of joining the Board

Insurance is also provided by the Company for director liability coverage, fiduciary and employee benefit liability coverage, and travel accident coverage for director travel on Company business. The premiums paid for this insurance are not included in the amounts reported in the table located on the next page.

The Company reimburses directors for all out-of-pocket travel expenses. These reimbursed amounts are also not reflected in the table located on the next page.

Deferred Compensation Plan
Non-management directors may defer all or a portion of their cash fees pursuant to the Directors' Deferred Compensation Plan. Directors have two investment options in the plan - the Company's phantom stock measurement fund or a prime rate fund. The value of the phantom stock measurement fund appreciates or depreciates based upon market performance of the Company's common stock, and it also grows through the accumulation of reinvested dividend equivalents. Deferral amounts are credited in the name of each participating director to accounts on the books of WEC Energy Group that are unsecured and are payable only in cash at the time elected by the director. Deferred amounts will be paid out of general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust addressed later in this proxy statement.

Legacy Charitable Awards Program
Directors elected prior to January 1, 2007, participate in a Directors' Charitable Awards Program under which the Company intends to contribute up to $100,000 per year for 10 years to one or more charitable organizations chosen by each participating director, including employee directors, following the director's death. Charitable donations under the program will be paid out of general corporate assets. Directors derive no financial benefit from the program, and all income tax deductions accrue solely to the Company. The tax deductibility of these charitable donations may mitigate the net cost to the Company. The Directors' Charitable Awards Program has been eliminated for any new directors elected after January 1, 2007. Current directors participating in the program are Directors Klappa and Payne.

Director Compensation Table

The following table summarizes the total compensation received during 2025 by each director serving as a non-management director of WEC Energy Group at any time in 2025.

Name	Fees Earned or Paid In Cash ($)	[1] Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Warner L. Baxter	120,000	160,000	—	—	—	—	280,000
Ave M. Bie	120,000	160,000	—	—	—	—	280,000
Curt S. Culver [2][3][5]	65,316	183,919	—	—	—	24,893	274,128
Danny L. Cunningham	140,000	160,000	—	—	—	—	300,000
William M. Farrow III	135,000	160,000	—	—	—	—	295,000
Cristina A. Garcia-Thomas [4]	120,000	160,000	—	—	2,314	—	282,314
Maria C. Green	120,000	160,000	—	—	—	—	280,000
Gale E. Klappa [4][5]	307,500	160,000	—	—	1,746,456	27,560	2,241,516
Thomas K. Lane	150,000	160,000	—	—	—	—	310,000
John D. Lange	120,000	160,000	—	—	—	—	280,000
Ulice Payne, Jr.[5]	140,000	160,000	—	—	—	22,799	322,799
Mary Ellen Stanek	129,684	160,000	—	—	—	—	289,684
Glen E. Tellock	120,000	160,000	—	—	—	—	280,000

[1] Each director, with the exception of Mr. Culver, held 1,749 shares of restricted stock as of the close of business on December 31, 2025.

[2] Mr. Culver completed his service as director at the Annual Meeting of Stockholders held on May 8, 2025.

[3] In consideration of his exemplary service to the Board, the Compensation Committee accelerated the vesting of 1,707 shares of restricted stock previously awarded to Mr. Culver. The incremental fair value associated with his acceleration was $23,850.14, which is included in the reported amount.

[4] The amount reported for Director Garcia-Thomas represents above-market earnings on compensation that was deferred into the Prime Rate Fund under WEC Energy Group's Directors' Deferred Compensation Plan. Above-market earnings represent the difference between the interest rate used to calculate earnings under the respective plan and 120% of the applicable federal long-term rate prescribed by the Internal Revenue Code. The amount reported for Director Klappa's Change in Pension Value and Nonqualified Deferred Compensation Earnings reflects the aggregate change in the actuarial present value of his accumulated benefit under all defined benefit plans from December 31, 2024 to December 31, 2025, which totals $1,707,256. The amount reported also includes $39,200 of above-market earnings on compensation that was deferred into the Prime Rate Fund under WEC Energy Group's Executive Deferred Compensation Plan and the WEC Energy Group Non-Qualified Retirement Savings Plan.

For 2025, the applicable discount rate used to value pension plan liabilities moved from 5.70% to 5.50%. As the discount rate decreases, the Company's pension funding obligation increases. The change in the actuarial present value of Director Klappa's pension benefits do not constitute a cash payment.

The pension value reported represents only WEC Energy Group's obligation of the aggregate change in the actuarial present value of Director Klappa's accumulated benefit under all defined benefit plans. Director Klappa is entitled to receive pension benefits from a prior employer. To the extent such prior employer is unable to pay his pension obligations, WEC Energy Group may be obligated to pay the total amount.

[5] All Other Compensation for Mr. Klappa includes the cost attributed to the Directors' Charitable Awards Program, $26,511, and the cost of insurance for healthcare and safety management when travelling outside the United States. All Other Compensation for Directors Culver and Payne represents costs attributed to each director for the Directors' Charitable Awards Program.

Earned or Paid in Cash

The amounts reported in the Fees Earned or Paid in Cash column include annual cash-based retainers for each non-management director and applicable annual lead director and committee chair fees earned during 2025 regardless of whether such retainers and fees were paid in cash or deferred.

Stock Awards

On January 2, 2025, each then current non-management director received his or her 2025 annual equity retainer in the form of restricted stock equal to a value of $160,000. The amounts reported in the Stock Awards column include the aggregate grant date fair value, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding estimated forfeitures, of the restricted stock awarded. Each reported restricted stock award vests in full one year from the grant date.

2026 Compensation of the Board of Directors

In December 2025, the Compensation Committee completed its annual review of director compensation and determined that, based upon research provided by FW Cook, total non-management director compensation delivered in a combination of cash-based retainers and equity awards, as well as the Lead Director fees and Audit and Oversight, Corporate Governance and Finance Committee Chair fees, were below the market median. Therefore, the Compensation Committee recommended, and the Board approved, an increase of $15,000 in total non-management director compensation to be delivered as $5,000 in cash-based retainers and $10,000 in equity. Therefore, effective January 1, 2026, the annual cash-based retainer was increased from $120,000 to $125,000 and the value of the annual restricted stock equity award was increased from $160,000 to $170,000. In addition, the Board approved the recommendation to increase the annual Independent Lead Director compensation from $30,000 to $35,000, the Audit and Oversight Committee Chair fees from $20,000 to $25,000, and both the Corporate Governance and Finance Committee Chair fees from $15,000 to $20,000. The Board determined that it was appropriate for the Non-Executive Chairman fees and Compensation Committee Chair fees to remain unchanged from the approved 2025 levels.

PROPOSAL 2: RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2026

What am I voting on?	Voting Recommendation:
Stockholders are being asked to vote to ratify the appointment of Deloitte & Touche LLP, a registered public accounting firm, to serve as the Company's independent auditors for the fiscal year ending December 31, 2026.	✓ **FOR the ratification of Deloitte & Touche LLP as independent auditors for 2026.** Although the Audit and Oversight Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection of the independent auditors to our stockholders for ratification. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the appointment.

The Audit and Oversight Committee of the Board of Directors has sole authority to appoint, evaluate, and, where appropriate, terminate and replace the independent auditors. The Audit and Oversight Committee has appointed Deloitte & Touche LLP ("Deloitte") as the Company's independent auditors for the fiscal year ending December 31, 2026. The Audit and Oversight Committee believes that stockholder ratification of this matter is important in light of the critical role the independent auditors play in maintaining the integrity of the Company's financial statements. If stockholders do not ratify the selection of Deloitte, the Audit and Oversight Committee will reconsider the appointment.

Engagement of the Independent Auditor

Deloitte has served capably and responsibly in that capacity for 24 years, something the Audit and Oversight Committee believes is in the best interests of the Company and its stockholders. Stockholder support for this appointment has been very strong, as evidenced by approximately 95% of stockholders voting in favor of the ratification of Deloitte as independent auditors in 2025.

The members of the Audit and Oversight Committee and the other members of the Board believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its stockholders. As part of its evaluation, the Audit and Oversight Committee considered a variety of factors,including:

- Depth of the firm's experience specific to the highly complex utility industry, as evidenced by the number of utility companies that also retain Deloitte as their independent auditor;
- Knowledge of the Company's businesses, operations, key risks, accounting policies, financial systems and internal control framework;
- External data on audit quality and performance, including recent PCAOB (defined below) reports on Deloitte;
- Competitive nature of audit and other fees;
- Presence of a significant number of Deloitte personnel, including the core members of the Company's service team, in Milwaukee, Wisconsin, home of the Company's headquarters, which provides significant efficiencies and a common understanding of the various jurisdiction-specific factors impacting the Company;
- Avoidance of time and expense associated with onboarding a new independent auditor; and
- Deloitte's commitment to maintaining their independence from the Company.

The Company has seamlessly rotated both the lead engagement and concurring partners multiple times over the life of Deloitte's engagement. This has allowed for fresh perspectives without disrupting continuity. In alignment with the Company's mandated rotation policy, a new lead audit partner will begin in 2026. The Audit and Oversight Committee has been directly involved in this process.

The Audit and Oversight Committee, management and Deloitte all take very seriously the continued evaluation of Deloitte's independence, something that takes place multiple times each year. Annually, Deloitte provides directly to the Audit and Oversight Committee a detailed independence report, which includes communications required by the standards and rules established by the Public Company Accounting Oversight Board (United States) (PCAOB). In addition, Deloitte specifically affirms its independence. In its review, the Audit and Oversight Committee takes into account specific procedures, processes and programs in place to ensure Deloitte is, and remains, independent. Deloitte also provides a separate report to the Audit and Oversight Committee on the subjects of ethics, independence and compliance, which the Audit and Oversight Committee reviews and considers before approving Deloitte's audit plan. Deloitte's independence is a strict condition of their appointment.

Ratification of Deloitte as the Company's independent auditors requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting. Presuming a quorum is present, shares not voted, whether by abstention or otherwise, have no effect on the outcome of this matter.

Representatives of Deloitte are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to respond to appropriate questions that may be directed to them. Additional information concerning Deloitte can be found in the following pages.

INDEPENDENT AUDITORS' FEES AND SERVICES

Pre-Approval Policy

The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax, and other services of the independent auditors. As such, the Audit and Oversight Committee is responsible for the audit fee negotiations associated with the Company's retention of independent auditors.

The Audit and Oversight Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact. In order to assure continuing auditor independence, the Audit and Oversight Committee periodically considers whether there should be a regular rotation of the independent external audit firm. In addition, the Audit and Oversight Committee is directly involved in the selection of Deloitte's lead audit partner.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit (1) a description of all services anticipated to be rendered, as well as an estimate of the fees for each of the services, for the Audit and Oversight Committee to approve, and (2) written confirmation that the performance of any non-audit services is permissible and will not impact the firm's independence. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Audit and Oversight Committee specifically provides for a different period. A fee level will be established for all permissible, pre-approved non-audit services. Any additional audit service, audit-related service, tax service, and other service must also be pre-approved.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Audit and Oversight Committee Chair is required to report any pre-approval decisions at the next scheduled Audit and Oversight Committee meeting. Under the pre-approval policy, the Audit and Oversight Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the SEC or by the PCAOB to be performed by the Company's independent auditors. These services include: bookkeeping or other services related to the accounting records or financial statements of the Company; financial information systems design and implementation; appraisal or valuation services; fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions, or human resources, broker-dealer, investment advisor or investment banking services; legal services and expert services unrelated to the audit; services provided for a contingent fee or commission; and services related to planning, marketing, or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Audit and Oversight Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer or other employee of the Company who serves in a financial reporting oversight role or to the Audit and Oversight Committee chair or to an immediate family member of these individuals, including spouses, spousal equivalents, and dependents.

Fee Table

The following table shows the fees, all of which were approved by the Audit and Oversight Committee, for professional audit services provided by Deloitte for the audit of the annual financial statements of the Company and its subsidiaries for fiscal years 2025 and 2024, and fees for other services rendered during those periods. No fees were paid to Deloitte pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities Exchange Act of 1934, as amended.

	2025	2024
Audit Fees [1]	$ 8,077,682	$ 6,645,806
Audit-Related Fees [2]	523,547	—
Tax Fees [3]	148,710	106,536
All Other Fees [4]	3,790	3,790
Total	$ 8,753,729	$ 6,756,132

1. *Audit Fees* consist of fees for professional services rendered in connection with: (1) the audit of annual financial statements of the Company and its subsidiaries, (2) the audit of the effectiveness of internal control over financial reporting, and (3) other non- recurring audit work. This category also includes reviews of financial statements included in Form 10-Q filings of the Company and its subsidiaries and services provided in connection with statutory and regulatory filings or engagements.

2. *Audit-Related Fees* consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees". No such services were received from Deloitte in 2024.

3. *Tax Fees* consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice. This can include preparation of tax returns, claims for refunds, payment planning, and tax law interpretation.

4. *All Other Fees* consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte plus the subscription cost for the use of a Deloitte accounting research tool.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Board of WEC Energy Group, Inc. In addition, the Audit and Oversight Committee oversees compliance with legal and regulatory requirements. The Audit and Oversight Committee operates under a written charter approved by the Board, which can be found in the "Governance" section of the Company's website at wecenergygroup.com.

The Audit and Oversight Committee is also directly responsible for the appointment, compensation, retention, and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function.

In order to assure continuing auditor independence, the Audit and Oversight Committee periodically considers whether there should be a regular rotation of the independent external audit firm. For 2026, the Audit and Oversight Committee has appointed Deloitte & Touche LLP ("Deloitte") to remain as the Company's independent auditors, subject to stockholder ratification. The members of the Audit and Oversight Committee and other members of the Board believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its stockholders.

The Audit and Oversight Committee is directly involved in the selection of Deloitte's lead audit partner in conjunction with a mandated rotation policy and is also responsible for audit fee negotiations with Deloitte.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon.

The Audit and Oversight Committee held five meetings during 2025. Meetings are designed to facilitate and encourage open communication among the members of the Audit and Oversight Committee, management, the internal auditors, and the Company's independent auditors, Deloitte. During these meetings, we reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws.

We have reviewed and discussed with management and the Company's independent auditors the Company's audited consolidated financial statements and related footnotes for the fiscal year ended December 31, 2025, and the independent auditor's report on those financial statements. Management represented to us that the Company's financial statements were prepared in accordance with generally accepted accounting principles. Deloitte presented the matters required to be discussed with the Audit and Oversight Committee by PCAOB Auditing Standard No. 1301, Communications with Audit Committees. This review included a discussion with management and the independent auditors about the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's financial statements, as well as the disclosures relating to critical accounting policies and the auditor's discussion about critical audit matters in its report on the audited consolidated financial statements.

In addition, we received from Deloitte the written disclosures and correspondence relative to the auditors' independence, as required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit and Oversight Committee concerning independence. The Audit and Oversight Committee discussed with Deloitte its independence and also considered the compatibility of non-audit services provided by Deloitte with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board that the audited financial statements be included in WEC Energy Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and filed with the Securities and Exchange Commission.

Respectfully submitted to WEC Energy Group stockholders by the Audit and Oversight Committee of the Board.

The Audit and Oversight Committee

Danny L. Cunningham, Committee Chair

Warner L. Baxter

Ave M. Bie

Maria C. Green

Thomas K. Lane

Glen E. Tellock

PROPOSAL 3: ADVISORY VOTE TO APPROVE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

What am I voting on?

Stockholders are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers, as described in the Compensation Discussion and Analysis beginning on page P-42 and the Executive Compensation Tables beginning on page P-56.

Voting Recommendation:

✓ **FOR the advisory vote on Executive Compensation.**

The Compensation Committee takes seriously its role in the governance of the Company's compensation programs and values thoughtful input from stockholders. The Compensation Committee will take into account the outcome of this advisory vote when considering future executive compensation decisions.

Pursuant to Section 14A of the Exchange Act, the Company seeks your advisory vote on the approval of the compensation paid to our named executive officers (commonly referred to as "Say-on-Pay") as described in the Compensation Discussion and Analysis and the related tables included in this proxy statement. Approval, on a non-binding, advisory basis, of the compensation of the named executive officers requires the affirmative vote of a majority of the votes cast in person or by proxy at the 2026 Annual Meeting of Stockholders. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

As described in the Compensation Discussion and Analysis on pages P-42 through P-55 of this proxy statement, the Compensation Committee has structured the Company's executive compensation program with the following objectives in mind:

- offer a competitive, performance-based plan;
- enable the Company to attract and retain key individuals;
- reward achievement of the Company's short-term and long-term goals; and
- align with the interests of the Company's stockholders and customers.

As described in this proxy statement, the Company believes that the compensation paid to our named executive officers in 2025 was well-tailored to achieve these objectives, tying a significant portion of total pay to performance and aligning the interests of the named executive officers with those of stockholders and customers. We encourage you to carefully review the Compensation Discussion and Analysis and related tables included in this proxy statement, which describe in greater detail WEC Energy Group's compensation philosophy and programs, as well as the 2025 compensation levels, in connection with approval of the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Proxy Statement for the 2026 Annual Meeting of Stockholders."

Compensation Discussion and Analysis

The following discussion provides an overview and analysis of our executive compensation program, including the role of the Compensation Committee of our Board, the elements of our executive compensation program, the purposes and objectives of these elements, and the manner in which we established the compensation of our named executive officers ("NEOs") for fiscal year 2025.

References to "we," "us," "our," "Company," and "WEC Energy Group" in this discussion and analysis mean WEC Energy Group, Inc. and its management, as applicable.

EXECUTIVE SUMMARY

Overview

The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to reward them for achieving both the Company's short-term and long-term goals without creating an incentive for our NEOs to take excessive risks. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of our stockholders and customers. To that end, a substantial portion of pay is at risk, and generally, the value will only be realized upon strong corporate performance.

We value the input of our stockholders and recognize the desire by some for companies to link non-financial performance factors to compensation. Since 2004, our performance metrics have included operational and social metrics, including those related to customer satisfaction, safety, and supplier and workforce diversity. Those metrics were part of the executive compensation program in 2025.

2025 Business Highlights

For an overview of the Company, see "An Energy Industry Leader" on page P-7. During 2025, the Company achieved solid results and continued to create long-term value for our stockholders and customers by focusing on the fundamentals of our business:

• World-class reliability	• Operating efficiency	• Employee safety
• Financial discipline	• Exceptional customer care	• Environmental stewardship

Commitment to Stockholder Value Creation. In 2025, WEC Energy Group again delivered solid earnings growth, generated strong cash flow, and increased the dividend for the 22nd consecutive year. In January 2025, the Board raised the quarterly dividend 6.9% to $0.8925 per share, equivalent to an annual rate of $3.57 per share. In January 2026, the Board again increased the quarterly dividend 6.7% to $0.9525 per share, which is equivalent to an annual rate of $3.81 per share, in line with our plan to maintain a dividend payout ratio of 65% to 70% of earnings. The Company also turned in strong performances against several important operational and social measures during 2025, including those focused on customers, suppliers and workforce, while continuing to maintain effective cost controls throughout its businesses.

Capital Plan. Our five-year capital plan, which we update annually, calls for maintaining superior reliability, delivering significant long-term savings for customers and growing our investment in the future of energy. On October 30, 2025, we announced our planned capital investment for the next five-year period (2026-2030), which we updated in February 2026. We expect to invest approximately $37.5 billion over the five-year period, including approximately $12.6 billion of regulated renewable investment and $7.4 billion in our natural gas generation fleet and liquefied natural gas capacity. The plan also includes significant investments in electric transmission and distribution, as well as our natural gas distribution systems.

Other specific Company achievements for 2025 include:

2025 Financial Highlights

- Achieved fully diluted earnings per share and adjusted earnings per share of $4.81 and $5.27, respectively.*

- Returned approximately $1.15 billion to WEC Energy Group stockholders through dividends.

- Announced largest 5-year capital plan in the Company's history.

Diluted Earnings Per Share



** For 2025, excludes a $0.46 per share charge, reflecting an agreement on the terms of a proposed settlement that would resolve all open rider reconciliation proceedings in Illinois. For 2024 and 2023, excludes a $0.06 per share charge and a $0.41 per share non-cash charge, respectively, to earnings related to the Illinois Commerce Commission disallowances of certain capital costs. See Appendix A on page P-85 for a full reconciliation of non-GAAP measures.

2025 Performance Highlights

- Added new President of Illinois utilities, achieving the most diverse leadership team in Company history.*

- Named one of America's greatest companies and one of America's greatest workplaces for Black Americans by Newsweek magazine.*

- Named one of America's best large employers in 2025 by Forbes.

- Ranked number one in the nation again for customer satisfaction in an independent survey of large commercial and industrial energy users.*

- Spent $324.1 million with diverse suppliers.*

- Achieved record employee safety performance based on DART-recordable injuries.*

- Added Darien Solar Park to utility generation fleet and first large-scale battery park at Paris Solar Park.

- Received approval from the Public Service Commission of Wisconsin for $4.4 billion of projects.

* These measures are a component of our short-term incentive compensation program.

Long-Term Stockholder Returns

Over the past decade, WEC Energy Group has consistently delivered strong total returns for its stockholders.

Five-Year Cumulative Return***



*** The Five-Year Cumulative Return Chart shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the past five years had $100 been invested at the close of business on December 31, 2020. For information about the Custom Peer Index Group, see "Performance Graph" in the Company's 2025 Annual Report.

Total Stockholder Returns



Source: Bloomberg; assumes all dividends are reinvested and returns are compounded daily.

Consideration of 2025 Stockholder Advisory Vote and Stockholder Outreach

At the 2025 Annual Meeting of Stockholders, the Company's stockholders approved the compensation of our named executive officers, with 93.2% of the votes cast supporting the say-on-pay proposal. The Compensation Committee considered this outcome as well as the feedback received during meetings we again held with many of our institutional stockholders. During 2025, we communicated with stockholders representing approximately 50% of the Company's outstanding common stock about matters of importance to them, including for some, our compensation practices. For additional information about our stockholder outreach efforts, see "Stockholder Engagement" beginning on page P-29. In light of the significant stockholder support our executive compensation program received in 2025 and the payout levels under our performance-based program for 2025, the Compensation Committee believes that the overall compensation program structure is competitive, aligned with our financial, operational and social performance goals, and in the best interests of the Company, stockholders, and customers.

COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

We have three primary elements of total direct compensation: (1) base salary; (2) annual incentive awards; and (3) long-term incentive awards consisting of a mix of performance units, stock options, and restricted stock. The Compensation Committee again retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to advise the Compensation Committee with respect to our executive compensation program. The Compensation Committee generally relied upon the recommendations of FW Cook in its development of the 2025 program.

As shown in the charts below, 89% of Mr. Lauber's 2025 total direct compensation and an average of 78% of the other NEOs' 2025 total direct compensation was tied to Company performance and was not guaranteed.



CEO Total Direct Compensation Mix

- 11%
- 32%
- 57%

■ Annual Base Salary
■ Annual Cash Incentive
■ Long-Term Equity Incentive

Total Variable Incentive Pay: **89%**

Other NEO Total Direct Compensation Mix

- 22%
- 36%
- 42%

■ Annual Base Salary
■ Annual Cash Incentive
■ Long-Term Equity Incentive

Total Variable Incentive Pay: **78%**

In addition to the components of total direct compensation identified above, our retirement programs are another important component of our compensation program.

This Compensation Discussion and Analysis contains a more detailed discussion of each of the above components for 2025, including FW Cook's recommendations with respect to each component.

Compensation Governance and Practices

The Compensation Committee annually reviews and considers the Company's compensation policies and practices to ensure our executive compensation program aligns with our compensation philosophy. Highlighted below is an overview of our current compensation practices.

What We Do

- Our compensation program focuses on key Company financial, operational and social results that are aligned with our strategic goals.
- A substantial portion of compensation is at risk and tied to Company performance.
- The compensation program has a long-term orientation aligned with stockholder interests.
- The Compensation Committee retains an independent compensation consultant to help design the Company's compensation program and determine competitive levels of pay.
- The Compensation Committee's independent compensation consultant reviews competitive employment market data from two general industry surveys and a comparison group of companies similar to WEC Energy Group.

- We have clawback policies that provide for the recoupment of incentive-based compensation.
- Annual incentive-based compensation contains multiple, pre-established performance metrics aligned with stockholder and customer interests.
- The 2025 Performance Unit Plan award payouts (including dividend equivalents) are based on the following measures selected by the Compensation Committee at the time of the award: 1) stockholder return as compared to an appropriate peer group, 2) authorized return on equity, and 3) price to earnings ratio as compared to an appropriate peer group.
- The Performance Unit Plan and the Omnibus Stock Incentive Plan require a separation from service following a change in control for award vesting to occur.

- Meaningful stock ownership levels are required for senior executives.
- Perquisites are reviewed annually by the Compensation Committee.
- Ongoing engagement with investors takes place to ensure that compensation practices are responsive to stockholder interests.
- We prohibit hedging and pledging of WEC Energy Group common stock.
- We prohibit entry into any new arrangements that obligate the Company to pay directly or reimburse individual tax liability for benefits provided by the Company.
- We prohibit repricing of stock options without stockholder approval.

Competitive Benchmarking

As a general matter, we believe the labor market for WEC Energy Group executive officers is consistent with that of general industry. Although we recognize our business is focused on the energy services industry, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

To confirm that our annual executive compensation is competitive with the market, FW Cook reviewed general industry executive compensation survey data obtained from WTW and Aon Radford. FW Cook also analyzed the compensation data from a peer group of 20 companies similar to WEC Energy Group in size and business model. The methodology used by FW Cook to determine the peer group of companies is described below.

FW Cook started with U.S. companies in the Standard & Poor's database, and then limited those companies to the same line of business as WEC Energy Group as indicated by the Global Industry Classification Standards. This list of companies was then further limited to companies with revenues between $2.9 billion and $26.1 billion (approximately one-third to three times the size of WEC Energy Group's revenues), and that were within a reasonable size range in various other measures such as operating income, total assets, total employees, and market capitalization. From this list, FW Cook selected companies similar in overall size to WEC Energy Group with consideration given to companies that met one or more of the following criteria:

- Diversified, technically sophisticated utility operations (e.g., multiple utilities, electric utilities); and
- Minimal non-regulated business.

These criteria resulted in a comparison group of 20 companies with median revenues and market capitalization of approximately $12.1 billion and $23.6 billion, respectively.

The comparison group utilized for purposes of 2025 compensation includes the same 20 companies as the previous year's comparison group. The companies in the comparison group are listed below.

• Alliant Energy Corporation	• Consolidated Edison, Inc.	• Evergy, Inc.	• PG&E Corporation
• Ameren Corporation	• Dominion Energy, Inc.	• Eversource Energy	• Pinnacle West Capital Corporation
• American Electric Power Company, Inc.	• DTE Energy Company	• Exelon Corporation	• PPL Corporation
• CenterPoint Energy, Inc.	• Edison International	• FirstEnergy Corp.	• The Southern Company
• CMS Energy Corporation	• Entergy Corporation	• NiSource Inc.	• Xcel Energy Inc.

The Compensation Committee approved this comparison group.

DETERMINATION OF MARKET MEDIAN

In order to determine the "market median" for our NEOs, FW Cook recommended that the survey data from WTW and Aon Radford receive a 75% weighting and the comparison group of 20 companies receive a 25% weighting. The Compensation Committee agreed with this recommendation. The survey data received a higher weighting because we consider the labor market for our executives to be consistent with that of general industry. Using this methodology, FW Cook recommended, and the Compensation Committee approved, the appropriate market median for each of our NEOs.

The comparison of each component of compensation with the appropriate market median when setting the compensation levels of our NEOs generally drives the allocation of cash versus non-cash compensation and short-term versus long-term incentive compensation.

ANNUAL BASE SALARY

The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive compensation program.

Based upon the market data analyzed by FW Cook, we generally target base salaries to be at or near the market median for each NEO. However, the Compensation Committee may, in its discretion, set base salaries at a different amount when the Compensation Committee deems it appropriate.

Actual salary determinations are made taking into consideration factors such as the relative levels of individual experience, performance, responsibility, market compensation data and contribution to the results of the Company's operations. At the beginning of each year, our CEO develops a list of goals for WEC Energy Group and our employees to achieve during the upcoming year. The Compensation Committee takes the Company's performance against these goals into consideration when establishing our CEO's compensation for the upcoming year. Our CEO undertakes a similar process with the other NEOs, who develop individual goals related to the achievement of the Company's goals. At the end of the year, each officer's performance is measured against these goals. Based on this performance assessment, the CEO makes a compensation recommendation to the Compensation Committee for the upcoming year for each executive officer.

2025 Salary Determination Process

Mr. Lauber's 2025 annual base salary was set at $1,189,500, an increase of 5.3% over his 2024 base salary.

With respect to the 2025 base salaries of Mmes. Liu and Kelsey, and Messrs. Hooper and Garvin, in December 2024, recommendations were made to the Compensation Committee based upon a review of the market compensation data provided by FW Cook and the other factors described above. The Compensation Committee approved the recommendations, which represented an average increase in annual base salary of approximately 5.0%. The annual base salary of each NEO was at or near the market median.

Effective May 11, 2025, Mr. Hooper was appointed Executive Vice President and Chief Operating Officer of WEC Energy Group, while retaining his position as President of WEC Energy Group's Wisconsin utilities. In recognition of the additional responsibilities Mr. Hooper assumed with his new position, the Compensation Committee approved an annual increase of $24,000 in Mr. Hooper's base salary for a total annual base salary of $713,000, prorated to the May 11, 2025 effective date.

ANNUAL CASH INCENTIVE COMPENSATION

We provide annual cash incentive compensation through our Short-Term Performance Plan ("STPP"). The STPP provides for annual cash awards to our executive officers and other key employees based upon the achievement of pre-established stockholder-, customer- and employee-focused objectives. All payments under the STPP are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based upon actual performance. Payments under the STPP are intended to reward achievement of short-term goals that contribute to stockholder and customer value, as well as individual contributions to successful operations.

2025 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our NEOs. This target level of compensation is expressed as a percentage of base salary.

The year-end 2025 target awards for each NEO are set forth in the chart below.

Executive Officer	Target STPP Award as a Percentage of Annual Base Salary
Mr. Lauber	145%
Ms. Liu	85%
Mr. Hooper	85%
Ms. Kelsey	75%
Mr. Garvin	75%

The Compensation Committee increased the 2025 target awards for Messrs. Lauber and Hooper by 5% from the 2024 target award levels in order to more closely align with the market data and overall job responsibilities of each officer. The target award levels of each NEO reflect median incentive compensation practices as indicated by the market data.

For 2025, the possible payout for any NEO ranged from 0% of the target award to 210% of the target award, based upon Company performance.

Supporting Business Fundamentals. The financial, operational and social goals established under the STPP are linked to key objectives that support the Company's sustainability.

The Compensation Committee assesses management's performance in achieving long-term strategic sustainability goals through the execution of the Company's capital spending plan. Our ability to effectively fund the capital plan, as was done in 2025 with a mix of debt, hybrid securities, convertible debt securities, and common stock, has been directly linked with our ability to consistently deliver on the Company's financial plan, which includes meeting the financial goals established under the STPP. These financial measures, which are discussed in more detail below, are key performance indicators underlying our NEOs' incentive compensation, linking achievement of the Company's long-term strategy through our focus on short-term priorities.

The operational and social goals established under the STPP are tied to achievement of strategic objectives, with a focus on customers, suppliers and employees.

2025 Financial Goals under the STPP. The Compensation Committee adopted the 2025 STPP with a continued focus on financial results. In December 2024, the Compensation Committee approved WEC Energy Group's earnings per share (75% weight) and cash flow (25% weight) as the primary performance measures to be used in 2025. For those officers whose positions primarily relate to utility operations in Wisconsin, including Mr. Hooper until he was appointed Executive Vice President and Chief Operating Officer of WEC Energy Group in May 2025, the Compensation Committee approved WEC Energy Group's earnings per share (25% weight) and cash flow (25% weight), as well as aggregate net income of the Company's Wisconsin utility operations (50% weight), as the primary performance measures to be used in 2025. We continue to believe earnings per share and cash flow are key indicators of financial strength and performance, and are recognized as such by the investment community. Utility net income is an important financial measure as it is an indicator of the return on equity earned by the Company's utilities and generally, in order to meet WEC Energy Group's earnings per share targets, it is important that the utilities earn at or close to their allowed rate of return.

With his appointment to Chief Operating Officer effective May 11, 2025, the Compensation Committee determined to base Mr. Hooper's payout under the STPP upon performance against the measures applicable to WEC Energy Group. Therefore, Mr. Hooper's 2025 STPP payout is based upon a combination of (i) WEC Energy Group's Wisconsin utility operations' performance against their 2025 performance goals and (ii) WEC Energy Group's performance against its 2025 performance goals.

In January 2025, the Compensation Committee approved the performance goals under the STPP for WEC Energy Group's earnings per share as set forth in the chart below.

Earnings Per Share Performance Goal	Earnings Per Share Growth Rate	Payout Level
$5.15	6.2%	25%
$5.17	6.6%	50%
$5.20	7.2%	100%
$5.22	7.6%	135%
$5.25	8.2%	200%

If the Company's performance falls between these levels, the payout level with respect to earnings per share is determined by interpolating on a straight line basis the appropriate payout level.

At the time the Compensation Committee established the earnings per share performance goals for 2025, the Company's 5-year growth plan called for a compound annual growth rate ("CAGR") in earnings per share of 6.5% to 7.0% over that period, measured off a 2024 base of $4.85 per share, which represented the mid-point of the adjusted 2024 annual earnings guidance. The Compensation Committee believes that achievement of our projected CAGR, plus our continued growth in dividends, supports a premium valuation as compared to the Company's peers. The Compensation Committee determined that achievement of earnings per share within the Company's 2025 guidance range of $5.17 to $5.27 per share would continue to be in-line with meeting the Company's 5-year CAGR growth plan. In order to achieve the Company's rolling 5-year CAGR of 6.5% to 7.0%, the Committee established aggressive earnings per share performance levels. The Committee tied the target (100%) payout level to a 7.2% year-over-year earnings per share growth rate, which would equate to earnings per share of $5.20, two cents below the mid-point of the Company's 2025 guidance range. The above-target payout level was tied to achievement of a year-over-year growth rate of 7.6%, or earnings per share of $5.22, and the 200% payout level was tied to a year-over-year growth rate of 8.2%, or earnings per share of $5.25.

In January 2025, the Compensation Committee approved the performance goals under the STPP for WEC Energy Group's cash flow as set forth in the chart below ($ in millions).

Cash Flow	Payout Level
$2,575	25%
$2,625	50%
$2,675	100%
$2,725	135%
$2,800	200%

If the Company's performance falls between these levels, the payout level with respect to cash flow is determined by interpolating on a straight-line basis the appropriate payout level.

The Compensation Committee based the cash flow performance level goals on WEC Energy Group's "net cash provided by operating activities" and adjusting for certain accruals and other items related to capital spending as well as proceeds from asset sales ("Adjusted Cash From Operations"). GAAP requires the accruals and other items to be recorded as part of cash from operations, but management views them as related to the Company's capital expenditure program. Therefore, the Compensation Committee excludes these items when measuring the Company's cash flow performance. Management invests the cash received from asset sales into the Company, incurring operation and maintenance ("O&M") costs. Because the O&M costs are recorded in "net cash provided by operating activities" on the cash flow statement, for purposes of measuring cash flow performance, the Compensation Committee determined that the cash received to fund those costs should also be treated as cash from operations. Pursuant to GAAP, proceeds from asset sales are recorded as part of net cash used in/provided by investing activities. The Compensation Committee believes that basing the cash flow performance goals on Adjusted Cash From Operations provides a more accurate measurement of the cash generated by the Company's operations that is available for capital investment, which is the Company's primary driver for earnings growth, and to fund O&M. Adjusted Cash From Operations is not a measure of financial performance under GAAP, and the Company's calculation may differ from similarly titled measures used by other companies or securities rating agencies.

In January 2025, the Compensation Committee approved the performance goals under the STPP for the Wisconsin utilities' net income as set forth in the chart below ($ in millions).

Net Income	Payout Level
$1,016.7	25%
$1,021.7	50%
$1,026.7	100%
$1,029.9	135%
$1,033.1	200%

2025 Financial Performance under the STPP. In January 2026, the Compensation Committee reviewed our actual performance for 2025 against the financial, operational and social performance goals established under the STPP, subject to final audit.

WEC Energy Group's 2025 financial performance satisfied the maximum payout level established for earnings per share and cash flow. WEC Energy Group's earnings per share on a GAAP basis were $4.81 for 2025, which includes a $0.46 per share charge to earnings, reflecting an agreement on the terms of a proposed settlement The Peoples Gas Light and Coke Company ("PGL") and North Shore Gas Company ("NSG") reached with the Illinois Attorney General that, if approved by the Illinois Commerce Commission ("ICC"), would resolve all open proceedings related to the Qualifying Infrastructure Plant ("QIP") rider and the Uncollectible Expense Adjustment ("UEA") rider. Excluding this charge, WEC Energy Group's adjusted earnings per share were $5.27. The proposed settlement and corresponding charge to earnings is not indicative of WEC Energy Group's operating performance during 2025. As a result, the Compensation Committee determined that the Company's performance against the earnings per share targets should be measured using adjusted earnings per share.

WEC Energy Group's cash flow, based on Adjusted Cash From Operations, was $3,400.0 million. In addition, our cash flow result is not a measure of financial performance under GAAP. The Wisconsin utilities' net income was $1,054.9 million for 2025, satisfying the maximum payout level.

By satisfying the maximum payout level with respect to the adjusted earnings per share, cash flow and net income financial measures, the NEOs earned 200% of the target award from the financial goal component of the STPP.

2025 WEC Energy Group Operational and Social Goals and Performance under the STPP. In December 2024 and January 2025, the Compensation Committee also approved operational and social performance measures and targets under the STPP that promote certain of the Company's priorities. The Compensation Committee identified commitment to customer satisfaction, safety, and supplier and workforce diversity as critical to the success of the Company. For that reason, annual incentive awards could be increased or decreased by up to 10% based upon WEC Energy Group's performance in the areas of customer satisfaction (5% weight), safety (2.5% weight), and supplier and workforce diversity (2.5% weight).

The Compensation Committee measures customer satisfaction levels based upon the results of surveys that an independent third party conducts of customers who had direct contact with our utilities during the year, which measure (i) customers' satisfaction with the respective utility overall, and (ii) customers' satisfaction with respect to the particular transactions with the applicable utility.

Safety is measured based upon performance against the number of lost-time injuries and Days Away, Restricted or Transferred ("DART") recordable incidents. DART is a metric that focuses on the more significant injuries and measures how many workplace injuries and illnesses resulted in employees missing work, required restricted work activities or resulted in job transfers. Using this measure is consistent with the focus in the Company's industry on safety practices and efforts that prevent the most severe injuries.

The operational and social performance measures are based upon recommendations from management and take into consideration both current-year performance and our longer-term objective of achieving top quartile performance of all of our principal utilities. The Compensation Committee reviews management's recommendations and may make adjustments to the performance measures if it determines changes are necessary. The following table provides the operational and social goals approved by the Compensation Committee for 2025, as well as WEC Energy Group's performance against these goals:

Operational Measure	Below Goal	Goal	Above Goal	Final Result
Customer Satisfaction Percentage of "Highly Satisfied":	-5.00%	0.00%	+5.00%	
Company	<81.4%	81.4% - 84.2%	>84.2%	84.1%
Transaction	<83.7%	83.7% - 87.0%	>87.0%	86.7%
Safety:	-2.50%	0.00%	+2.50%	
DART-recordable injuries	>113	67 - 113	<67	64
Lost-time injuries	>46	24 - 46	<24	23
Diversity:	-2.50%	0.00%	+2.50%	
Supplier ($ in Millions)	<249.0	249.0 - 311.0	>311.0	324.1
Workforce - Assessment	Not Met	Met	Exceeded	Exceeded

WEC Energy Group's performance against the safety and diversity goals generated a 5.0% increase to the compensation awarded under the STPP for 2025 to each NEO. The compensation awarded to Mr. Hooper as a result of WEC Energy Group's performance against these goals was prorated from May 11, 2025. Performance against the customer satisfaction goals did not increase or decrease the compensation awarded.

2025 Wisconsin Utilities Operational and Social Goals and Performance under the STPP. For those officers whose positions primarily relate to utility operations in Wisconsin, including Mr. Hooper through May 10, 2025, awards can be increased or decreased by up to 10% based upon performance in the areas of customer satisfaction (5%), safety (2.5%) and supplier diversity (1.25%) for WEC Energy Group's Wisconsin utility operations, as well as workforce diversity (1.25%) for the entire family of WEC Energy Group companies.

The Compensation Committee measures customer satisfaction levels based upon the results of surveys that an independent third party conducts of customers who had direct contact with WEC Energy Group's Wisconsin utilities during the year, which measure (i) customers' satisfaction with the specific Wisconsin utility overall, and (ii) customers' satisfaction with respect to the particular transactions with the specific utility. Safety is measured based upon performance against the number of lost-time injuries and DART recordable incidents at our Wisconsin utilities.

The following table provides the Wisconsin utilities' operational goals approved by the Compensation Committee for 2025, as well as the performance against these goals:

Operational Measure	Below Goal	Goal	Above Goal	Final Result
Customer Satisfaction Percentage of "Highly Satisfied":	-5.00%	0.00%	+5.00%	
Wisconsin utilities	<81.0%	81.0% - 83.6%	>83.6%	83.9%
Transaction	<83.7%	83.7% - 86.8%	>86.8%	86.9%
Safety:	-2.50%	0.00%	+2.50%	
DART-recordable injuries	>57	34 - 57	<34	39
Lost-time injuries	>18	9 - 18	<9	10
Diversity:	-2.50%	0.00%	+2.50%	
Supplier ($ in Millions)	<195.0	195.0 - 225.5	>225.5	240.3
Workforce - Assessment	Not Met	Met	Exceeded	Exceeded

The Wisconsin utilities' performance against the customer satisfaction and supplier diversity goals, as well as WEC Energy Group's performance against the workforce diversity goal, generated a 7.5% increase to the compensation awarded to Mr. Hooper under the STPP for 2025, prorated through May 10, 2025. Performance against the safety goals did not increase or decrease the compensation awarded.

2025 Payouts under the STPP. Based upon the performance against the financial, operational and social goals established by the Compensation Committee, Mr. Lauber received annual incentive cash compensation under the STPP of $3,535,789 for 2025. This represented 293% of his annual base salary. Mmes. Liu and Kelsey, and Messrs. Hooper and Garvin, each received annual cash incentive compensation for 2025 under the STPP equal to 172%, 152%, 178%, and 151% of their respective annual base salaries, representing 205.0% of the target award for each officer, other than Mr. Hooper, whose incentive compensation payout was 205.87% of his target award. Mr. Hooper's STPP payout is based upon a combination of (i) the number of days he served as Executive Vice President and Chief Operating Officer of WEC Energy Group with a target award of 85% of base pay multiplied by WEC Energy Group's payout level of 205.0% of his target award and (ii) the number of days he served solely as President of WEC Energy Group's Wisconsin utilities with a target award of 85% of base salary multiplied by WEC Energy Group's Wisconsin utility operations' payout level of 207.5% of his target award.

The Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it deems appropriate, but did not factor individual contributions into determining the amount of the awards for the NEOs for 2025. Because the Company's performance against the financial, operational and social goals resulted in significant STPP awards in 2025, the Compensation Committee determined that no further adjustments based upon individual contributions or otherwise were appropriate.

LONG-TERM INCENTIVE COMPENSATION

The Compensation Committee administers our WEC Energy Group Omnibus Stock Incentive Plan, amended and restated, effective as of May 6, 2021 (the "OSIP"), which is a stockholder-approved, long-term incentive plan designed to link the interests of our executives and other key employees to creating long-term stockholder value. It allows for various types of awards tied to the performance of our common stock, including stock options, stock appreciation rights, and restricted stock. The Compensation Committee also administers the WEC Energy Group Performance Unit Plan (the "PUP"), under which the Compensation Committee may award performance units. The Compensation Committee primarily uses (1) performance units, including dividend equivalents, (2) stock options, and (3) restricted stock to deliver long-term incentive opportunities.

Performance Units. Each year, the Compensation Committee makes annual grants of performance units under the PUP. The performance units are designed to provide a form of long-term incentive compensation that aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on dividends.

Pursuant to the PUP, performance units will vest based upon the Company's performance during a three-year period against one or more performance measures selected by the Compensation Committee at the beginning of the performance period. The Compensation Committee may determine achievement of a performance measure on an annual basis or over the entire three-year performance period. The Compensation Committee will determine the vesting percentages of the performance units, and performance measures may have the same or different weightings with respect to performance unit vesting. Achievement within a performance measure may be determined based upon the Company's rank in comparison to a peer group of companies or by reaching stated levels of performance. The Compensation Committee will also select the target(s) for each performance measure and the potential impact to the vesting percentage based on achievement of the performance measure(s) relative to the selected target(s). In no event will the vesting percentage over the three-year performance period be less than zero or more than 200%.

All performance units are settled in cash.

Short-Term Dividend Equivalents. Pursuant to the terms of the PUP, we increase the number of unvested performance units as of any date that we declare a cash dividend on our common stock by the amount of short-term dividend equivalents a participant is entitled to receive. Short-term dividend equivalents are calculated by multiplying (a) the number of unvested performance units held by a plan participant as of the related dividend record date by (b) the amount of cash dividend payable by the Company on a share of common stock; and (c) dividing the result by the closing price for a share of the Company's common stock on the dividend payment date. In effect, short-term dividend equivalents are credited and accumulated as reinvested dividends on each performance unit so that the performance units and accumulated dividends will be paid out at the end of the three-year performance period, rather than paying out the dividend equivalents annually on unearned performance units.

Short-term dividend equivalents are treated as additional unvested performance units and are subject to the same vesting, forfeiture, payment, termination, and other terms and conditions as the original performance units to which they relate. In addition, outstanding short-term dividend equivalents are treated as unvested performance units for purposes of calculating future short-term dividend equivalents.

Stock Options. Each year, the Compensation Committee also makes annual stock option grants as part of our long-term incentive program. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent our stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of our stockholders in attaining long-term stock price appreciation.

Restricted Stock. The Compensation Committee also awards restricted stock as part of the long-term incentive plan, consistent with market practice. Similar to performance units, restricted stock aligns the interests of management with a typical utility stockholder who is focused on stock price appreciation and dividends.

Aggregate 2025 Long-Term Incentive Awards. Generally, when establishing the target value of long-term incentive awards and the appropriate mix of performance units, stock options, and restricted stock for each NEO, the Compensation Committee reviews the market compensation data and analysis provided by FW Cook. After considering FW Cook's analysis, for 2025 the Compensation Committee determined that the long-term incentive awards would be weighted 65% performance units, 20% restricted stock, and 15% stock options for the NEOs. These weightings also apply to all other eligible employees. Target values were presented to and approved by the Compensation Committee in December 2024.

Based upon the market data provided by FW Cook, we customarily target the long-term incentive award to be at or near the market median value of long-term incentive compensation for each executive officer's position. After reviewing the market data, the Compensation Committee determined to increase the target award level for each NEO (other than Ms. Liu) in order to better align such award levels with the market median for each position. All of the NEOs' long-term incentive awards were within this target range for 2025. The following provides the 2025 target long-term incentive award value for each NEO:

Executive Officer	Target LTI Award as a Percentage of Base Salary
Mr. Lauber	550%
Ms. Liu	250%
Mr. Hooper	190%
Ms. Kelsey	175%
Mr. Garvin	175%

2025 Stock Option Grants. In December 2024, the Compensation Committee approved the grant of stock options to each of our NEOs and established an overall pool of options that were granted to approximately 165 other employees. The annual option grants to the NEOs were made effective January 2, 2025, the first trading day of 2025.

All such options were granted with an exercise price equal to the average of the high and low prices reported on the NYSE for shares of WEC Energy Group common stock on the grant date.

All 2025 stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a termination of employment due to a change in control or an executive officer's termination of employment under certain circumstances. See "Potential Payments upon Termination or Change in Control" beginning on page P-65 for additional information. Subject to the limitations of the OSIP, the Compensation Committee has the power to amend the terms of any option (with the participant's consent). However, without stockholder approval, the Committee may not reduce the exercise price of existing options or cancel outstanding options in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options.

For purposes of determining the appropriate number of options to grant to a particular NEO, the value of an option was determined based upon the Black-Scholes option pricing model. The following table provides the number of options granted to each NEO in 2025:

Executive Officer	Options Granted
Mr. Lauber	54,319
Ms. Liu	17,885
Mr. Hooper	10,869
Ms. Kelsey	9,527
Mr. Garvin	8,726

See "Executive Compensation Tables - Policy on Timing of Option Grants" for additional information.

2025 Restricted Stock Awards. In December 2024, the Compensation Committee also approved the grant of restricted stock to each of our NEOs and established an overall pool of restricted stock that was granted to approximately 165 other employees. The grants were made effective January 2, 2025.

The restricted stock vests in three equal annual installments beginning on the one year anniversary of the applicable grant date. Subject to very limited exceptions, restricted stock awarded to the Company's executive officers, including the NEOs, is subject to a minimum one-year holding period following the vesting date. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability, or by action of the Compensation Committee. See "Potential Payments upon Termination or Change in Control" beginning on page P-70 for additional information. Tax withholding obligations related to vesting may be satisfied, at the option of the executive officer, by withholding shares otherwise deliverable upon vesting or by cash. The NEOs have the right to vote the restricted stock and to receive cash dividends when the Company pays a dividend to its stockholders.

Regarding the annual grants effective January 2, 2025, for purposes of determining the appropriate number of shares of restricted stock to grant to a particular NEO, the Compensation Committee used a value of $97.258 per share. This value was based upon the volume-weighted price of WEC Energy Group's common stock for the ten trading days beginning on December 2, 2024, and ending on December 13, 2024. The Compensation Committee uses the volume-weighted price for annual awards in order to minimize the impact of day-to-day volatility in the stock market.

The measurement period is customarily early- to mid-December for annual awards in order to shorten the timeframe between the calculation of the awards and the actual grant date. The following table provides the number of shares of restricted stock granted to each NEO in 2025:

Executive Officer	Restricted Stock Granted
Mr. Lauber	13,453
Ms. Liu	4,429
Mr. Hooper	2,692
Ms. Kelsey	2,359
Mr. Garvin	2,161

2025 Performance Units. In December 2024, the Compensation Committee approved the grant of performance units to each of our NEOs and approved a pool of performance units that were granted to approximately 165 other employees.

The Compensation Committee believes that the performance measures selected in accordance with the terms of the PUP should link the interests of our executives to creating long-term stockholder value. Therefore, the measures chosen by the Committee, discussed in more detail below, balance critical operating metrics with the delivery of strong stockholder returns.

With respect to the 2025 performance units, the amount of the benefit that ultimately vests will be dependent upon 1) the Company's total stockholder return over the three-year period ending December 31, 2027, as compared to the total stockholder return of the custom peer group described below (55% weight), and 2) the Company's performance against the weighted average authorized return on equity ("ROE") of all WEC Energy Group's utility subsidiaries for the three-year performance period (45% weight). Pro-rata adjustments will be made to account for any changes to authorized ROE approved by the relevant public service commissions during the performance period. In addition, the Compensation Committee may increase the ultimate vesting percentage based upon the Company's price to earnings ("P/E") ratio, ranked in comparison to the same custom peer group, as determined at the end of the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of the Company's common stock on the last trading day of the performance period.

The 2025 performance unit peer group against which WEC Energy Group's performance will be measured includes:

- Alliant Energy Corporation
- Ameren Corporation
- American Electric Power Company, Inc.
- CenterPoint Energy, Inc.
- CMS Energy Corporation

- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- DTE Energy Company
- Duke Energy Corp.
- Evergy, Inc.

- Eversource Energy
- Exelon Corporation
- FirstEnergy Corp.
- NiSource Inc.
- OGE Energy Corp.

- Pinnacle West Capital Corp.
- PPL Corporation
- The Southern Company
- Xcel Energy Inc.

The peer group is chosen by the Compensation Committee, based upon management's recommendation and with the concurrence of FW Cook. This peer group was chosen because we believe these companies are similar to WEC Energy Group in terms of business model, long-term strategies and risk profile, with a primary focus on regulated utility operations rather than a non-regulated business model. There is significant overlap between the performance unit peer group and the comparison group developed by FW Cook for purposes of benchmarking compensation levels. However, there are several companies that are different among the two groups because FW Cook places significant weight on the financial metrics of the companies included in its comparison group, whereas we focus more on operational measures for the performance unit peer group.

Under the PUP, total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 made at the beginning of the three-year performance period. The required percentile ranking for 3-year total stockholder return and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
85th Percentile or above	200%

If the Company's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage.

In determining the total payout, achievement of this performance metric will receive 55% weight.

The ROE target is based upon a formulaic calculation that varies each year based on our past and planned investments among our utilities, as well as each utility's authorized ROE. For 2025, the target ROE and corresponding payout levels for the 2023, 2024 and 2025 performance unit awards were set as follows:

If Actual Earned ROE is	Payout Percentage
≥ 9.57%	200%
9.42%	100%
9.27%	25%
< 9.27%	0%

If the Company's performance falls between these levels, the payout percentage is determined by interpolating on a straight line basis the appropriate vesting percentage. In determining the total payout, the final award will be based on the average of the payout percentage achieved in each year of the three-year performance period and will receive 45% weight.

WEC Energy Group's utility subsidiaries achieved an adjusted weighted-average ROE of 10.13% for 2025. The actual ROE for WEC Energy Group's Illinois utilities was adjusted to exclude the charge related to an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the QIP rider and UEA rider. This adjustment is reflected in the weighted-average ROE.

At the end of the three-year performance cycle, the Compensation Committee may increase the total vesting percentage of performance units by up to 25% based upon the Company's P/E ratio, as compared to the peer group described above. In no event will the vesting percentage over the three-year performance period be more than 200%. For the 2025 performance unit awards, the target P/E ratio and potential adjustments are as follows:

Quartile Rank	Additional Percentage
1st Quartile	25%
2nd Quartile	15%
Below 2nd Quartile	0%

A P/E ratio below the 2nd quartile would likely indicate a significant drop in WEC Energy Group's stock price, driving a lower vesting percentage with respect to the total stockholder return component of the awards. Therefore, the Compensation Committee determined that the Company's performance against the P/E ratio measure should not result in a further decrease of the final award.

Unvested performance units generally are immediately forfeited upon a NEO's cessation of employment with WEC Energy Group prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon the termination of the NEO's employment (1) by reason of disability or death or (2) after a change in control of WEC Energy Group. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the NEO by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular NEO, the Compensation Committee used a value of $97.258 per unit, the same value as was used for the restricted stock granted in January 2025.

The following table provides the number of performance units granted to each NEO in 2025, at the 100% target level:

Executive Officer	Performance Units Granted
Mr. Lauber	43,723
Ms. Liu	14,396
Mr. Hooper	8,749
Ms. Kelsey	7,669
Mr. Garvin	7,024

2025 Payouts under Long-Term Incentive Awards Granted in 2023. The Compensation Committee granted performance unit awards to participants in the PUP in 2023. The terms of these performance units were substantially similar to those of the performance units granted in 2025 described above.

Payouts under the 2023 performance unit awards were based on 1) the Company's total stockholder return over the three-year period ending December 31, 2025, as compared to the total stockholder return of the 2023 performance unit peer group (55% weight) which is comprised of the same peer companies as the peer group for the 2025 performance unit award, and 2) the Company's performance against the weighted average authorized ROE of all WEC Energy Group's utility subsidiaries for the three-year performance period (45% weight). In addition, the Compensation Committee may increase the ultimate vesting percentage based upon the Company's P/E ratio, ranked in comparison to the same custom peer group, as determined at the end of the three-year performance period ending December 31, 2025.

Our total stockholder return was at the 52.6th percentile of the peer group for the three-year performance period ended December 31, 2025, resulting in a vesting level of 107.5%. In determining the total payout level, achievement of this performance metric is weighted at 55%, resulting in a weighted vesting of 59.125%. WEC Energy Group's utility subsidiaries achieved an adjusted weighted-average ROE of 10.13% for 2025, meaning that WEC Energy Group's performance against the ROE targets for each of the three years in the performance period resulted in a vesting level of 200% for each such year. In determining the total payout level, achievement of this performance metric is weighted at 45%, resulting in a weighted vesting of 90%. Our P/E ratio for the three-year performance period ended December 31, 2025 compared to the peer group was in the first quartile, resulting in an increase of 25% in the total vesting percentage of performance units and a total vesting percentage of 174.125% for the 2023 performance units. The actual payouts were determined by multiplying the number of vested performance units by the closing price of our common stock ($105.46) on December 31, 2025, the last trading day of the performance period. The actual payout to each NEO is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2025" table.

COMPENSATION RECOUPMENT POLICY

Pursuant to Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended ("Rule 10D-1") and NYSE Listed Company Manual Section 303A.14, the Compensation Committee has adopted a clawback policy (the "Clawback Policy") that provides for the recoupment of incentive-based compensation in the event WEC Energy Group is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Pursuant to the Clawback Policy, the Compensation Committee will recover from any current or former executive officer who has received incentive-based compensation during the three completed fiscal years immediately preceding the date on which the Board, or committee thereof, concludes (or reasonably should have concluded) that WEC Energy Group is required to prepare the accounting restatement, any portion of the incentive-based compensation paid in excess of what would have been paid to the executive officer under the restated financial results.

In addition, the Company may also recover from any officer, including an executive officer, that is terminated for cause or that violates a noncompetition or other restrictive covenant, incentive-based compensation received within three years prior to such termination or violation. We believe that officers engaging in conduct that is fraudulent, harmful to the Company's reputation or otherwise materially violates the Company's policies would lead to "for cause" termination.

STOCK OWNERSHIP GUIDELINES

The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the NEOs. Accordingly, the Compensation Committee has implemented stock ownership guidelines requiring officers who participate in the long-term incentive program to hold an amount of Company common stock and other equity-related Company securities that varies depending upon such officer's level.

In addition to shares owned outright, holdings of each of the following are included in determining compliance with our stock ownership guidelines: restricted stock; WEC Energy Group phantom stock units held in the Executive Deferred Compensation Plan and Non-Qualified Retirement Savings Plan; WEC Energy Group stock held in WEC Energy Group's 401(k) plans; and shares held in a brokerage account, jointly with an immediate family member or in a trust.

The guidelines require each executive officer, including the NEOs, to acquire (generally within five years of appointment as an executive officer) and hold common stock and other equity-related securities of the Company having a minimum fair market value ranging from 250% to 600% of base salary. As a result of its decision in October 2023 to remove unvested performance units at target from the definition of stock holdings, the Compensation Committee determined that executive officers, including the NEOs, will have five years from that date to comply with these revised guidelines.

The Compensation Committee annually reviews whether executive officers are in compliance with these guidelines. The last review was completed in October 2025. The Compensation Committee determined that all NEOs are in compliance, or making sufficient progress towards compliance, with these guidelines.

The Compensation Committee believes these stock ownership guidelines discourage unreasonable risk-taking by Company officers.

PROHIBITION ON HEDGING AND PLEDGING

WEC Energy Group's Corporate Securities Trading Policy prohibits Directors and active employees (including officers) or any of their designees from using any strategies or products (including derivatives, short-selling techniques, prepaid variable forward contracts, equity swaps, collars, and exchange funds) that hedge or offset, or are designed to hedge or offset, any potential changes in the value of WEC Energy Group's common stock. The policy applies to WEC Energy Group common stock granted to the employees or Directors by the Company as part of their compensation or held directly or indirectly by employees or Directors. The policy also prohibits the holding of WEC Energy Group securities in a margin account, as well as the pledging of WEC Energy Group securities as collateral for a loan.

LIMITED TRADING WINDOWS

Officers, including the NEOs, other identified employees, and the Company's Directors may only transact in WEC Energy Group securities during approved trading windows after satisfying mandatory pre-clearance requirements, or subject to a 10b5-1 trading plan approved and entered into during an open trading window.

RETIREMENT PROGRAMS

We also maintain retirement plans in which our NEOs participate: a defined benefit pension plan of the cash balance type, a supplemental pension plan, individual letter agreements with some of the NEOs, a 401(k) plan, and a non-qualified retirement savings plan. We believe our retirement plans are a valuable benefit in the attraction and retention of our employees, including the NEOs. We believe that providing a foundation for long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program which will inspire increased loyalty and improved performance. For more information about our retirement plans, see "Pension Benefits at Fiscal Year-End 2025" and "Retirement Plans" beginning on page P-61.

OTHER BENEFITS, INCLUDING PERQUISITES

We provide our executive officers, including the NEOs, with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this proxy statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical coverage, retirement benefits, annual contributions to a qualified savings plan, and moving and relocation costs) are generally the same programs offered to substantially all of the Company's management employees.

The perquisites made available to executive officers include financial planning, membership in a service that provides health care and safety management when traveling outside the United States, reimbursement for expenses related to annual physical exam costs not covered by insurance, and limited spousal travel for business purposes. The Company also pays periodic dues and fees for club memberships for designated officers. Mr. Garvin is the only NEO eligible for the club membership perquisite.

We customarily review market data regarding executive perquisite practices on an annual basis. For 2025, the Compensation Committee again reviewed our package of perquisites with FW Cook and decided not to make any changes. WEC Energy Group has a legacy group of executives who are still eligible for gross-ups and not subject to the Company's tax gross-up policy described below. We reimburse those executives for taxes paid on income attributable to the financial planning benefits provided to the executives only if the executive uses either of the Company's identified preferred providers, Annex Wealth Management or AYCO. We believe the use of the preferred financial advisers provides administrative benefits and eases communication between Company personnel and the financial advisers.

We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer and community relationships. Officers, including the NEOs, are expected to use clubs for which the Company pays dues primarily for business purposes. We do not pay any additional expenses incurred for personal use of these facilities, and officers are required to reimburse the Company to the extent that it pays for any such personal use. We do not permit personal use of the airplane available to the Company. We do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by Company personnel. There is no incremental cost to the Company for this travel, other than the reimbursement for taxes paid on imputed income attributable to the executives for this perquisite, as the airplane cost is the same regardless of whether or not an executive's spouse travels. Any tax reimbursement is subject to the Company's Tax Gross-Up Policy discussed below.

In addition, each of our executive officers is eligible to participate in an officer life insurance benefit. If an executive officer chooses to participate, upon such officer's death while employed by the Company, a benefit is paid to his or her designated beneficiary in an amount equal to the value of three times the officer's base salary at the time of death.

TAX GROSS-UP POLICY

The Compensation Committee adopted a formal policy that prohibits entry into any contract, agreement, or arrangement with any officer of the Company that obligates the Company to pay directly or reimburse the officer for any portion of the officer's individual tax liability for benefits provided by the Company. Excluded from this policy are (1) agreements or arrangements entered into prior to December 2014 when the policy was adopted, (2) agreements or arrangements entered into prior to, and assumed by the Company in connection with, any merger or acquisition, or (3) plans or policies applicable to Company employees generally.

SEVERANCE BENEFITS AND CHANGE IN CONTROL

None of the NEOs have entered into an employment agreement that provides for severance and change in control benefits. However, they are eligible to participate in the Company's Severance Pay Plan. For a discussion of the severance benefits available to our executive officers generally, see "Potential Payments upon Termination or Change in Control" located on page P-65.

In addition, our supplemental pension plan provides that in the event of a change in control, participants will be entitled to a lump sum payment of amounts due under the plan if employment is terminated within 18 months of the change in control.

IMPACT OF PRIOR COMPENSATION

The Compensation Committee does not believe it is appropriate to consider the amounts realized or realizable from prior incentive compensation awards when establishing future levels of short-term and long-term incentive compensation.

TAX AND ACCOUNTING CONSIDERATIONS

When reviewing and adjusting the Company's compensation program, the Compensation Committee considers factors that may have an impact on the Company's financial performance, including tax and accounting rules. Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation that the Company pays to certain covered employees, generally including the NEOs, to $1 million in any year per person. Although the Compensation Committee takes into consideration the provisions of Section 162(m), it believes that maintaining tax deductibility is only one consideration among many in the design of an effective executive compensation program. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee
Ulice Payne, Jr., Committee Chair
William M. Farrow III
Thomas K. Lane

Executive Compensation Tables

The following table summarizes total compensation awarded to, earned by, or paid to WEC Energy Group's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and each of the other individuals identified in the table below (the "NEOs").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7][8] ($)	Total ($)	Total Without Change in Pension Value ($)
Scott J. Lauber President and CEO	2025	1,205,700	—	5,405,848	990,235	3,535,789	486,414	564,506	12,188,492	11,811,163
	2024	1,148,320	—	4,633,847	884,488	3,282,992	464,243	534,201	10,948,091	10,615,694
	2023	1,085,199	—	3,461,002	905,967	3,145,494	449,977	504,540	9,552,179	9,230,552
Xia Liu Executive Vice President and CFO	2025	873,385	—	1,779,857	326,044	1,501,420	70,632	542,451	5,093,789	5,093,789
	2024	841,853	—	1,769,361	337,721	1,461,279	53,671	500,747	4,964,632	4,964,632
	2023	803,226	—	1,485,174	388,761	1,330,391	26,767	474,059	4,508,378	4,508,378
Michael W. Hooper[1] Executive Vice President and COO	2025	690,801	—	1,081,718	198,142	1,232,722	70	439,918	3,643,371	3,643,371
	2024	525,772	195,355 [2]	939,172	177,158	424,898	—	438,363	2,700,718	2,700,718
Margaret C. Kelsey Executive Vice President, General Counsel and Corporate Secretary	2025	664,661	—	948,123	173,677	1,008,182	3,372	181,503	2,979,518	2,979,518
	2024	640,665	—	915,594	174,766	981,229	991	171,772	2,885,017	2,885,017
	2023	611,271	—	753,455	197,171	949,173	7,625	168,789	2,687,484	2,687,484
Robert M. Garvin Executive Vice President - External Affairs	2025	612,789	—	868,419	159,075	923,403	172,259	100,347	2,836,292	2,684,958
	2024	577,692	—	822,725	157,043	881,760	161,037	63,653	2,663,910	2,529,110
	2023	547,418	—	670,539	175,535	788,508	156,520	67,336	2,405,856	2,278,785

Note: In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. The change in pension value is subject to many external variables, such as interest rates, that are not related to Company performance. Therefore, we believe that total compensation minus the change in pension value provides helpful additional information for comparative purposes.

[1] Mr. Hooper joined the Company effective April 1, 2024. Therefore, no information has been provided for 2023.

[2] Reflects the adjustment made by the Compensation Committee to Mr. Hooper's 2024 STPP award to recognize Mr. Hooper's significant individual contributions to WEC Energy Group's overall performance in 2024.

[3] The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of performance units and/or restricted stock awarded to each NEO in the respective year for which such amounts are reported. The amounts reported for the performance units are based upon the probable outcome as of the grant date of associated performance and market conditions, and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the three-year performance period. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon the Company's performance and the executive's number of additional years of service with the Company.

The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance and excluding any performance units resulting from short-term dividend equivalents, for each of Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, is $8,267,801, $1,654,392, $1,328,203, $2,722,212, and $1,450,170, respectively, for the 2025 awards. The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance and excluding any performance units resulting from short-term dividend equivalents for each of Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, is $7,087,140, $1,436,399, $1,258,326, $2,706,132, and $1,400,351, respectively, for the 2024 awards. See "Option Exercises and Stock Vested For Fiscal Year 2025" for the amount of the actual payout with respect to the 2023 award of performance units.

[4] The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of options awarded to each NEO in the respective year for which such amounts are reported. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance. In accordance with FASB ASC Topic 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See "Stock Options" in Note 1(n) -- Stock-Based Compensation, in the Notes to Consolidated Financial Statements in our 2025 Annual Report on Form 10-K for a description of these assumptions. For 2025, the assumptions made in connection with the valuation of the stock options are the same as described in Note 1(n).

[5] Consists of the annual incentive compensation earned under WEC Energy Group's STPP. For Mr. Hooper, this represents a prorated amount for 2024 to reflect his April 2024 start date.

[6] The amounts reported for 2025, 2024, and 2023 reflect the aggregate change in the actuarial present value of each applicable NEO's accumulated benefit under all defined benefit plans from December 31, 2024 to December 31, 2025, December 31, 2023 to December 31, 2024, and December 31, 2022 to December 31, 2023, respectively. The amounts reported for all years also include above-market earnings on compensation that is deferred by the NEOs into the Prime Rate Fund under WEC Energy Group's Executive Deferred Compensation Plan and, for Mr. Hooper, under the WEC Energy Group Non-Qualified Retirement Savings Plan. Above-market earnings represent the difference between the interest rate used to calculate earnings under the

respective Plans and 120% of the applicable federal long-term rate prescribed by the Internal Revenue Code. The amounts earned for 2025 are shown below.

Name	Change in Pension Value ($)	Non-Qualified Deferred Compensation Earnings ($)	Total ($)
Scott J. Lauber	377,329	109,085	486,414
Xia Liu	—	70,632	70,632
Michael W. Hooper	—	70	70
Margaret C. Kelsey	—	3,372	3,372
Robert M. Garvin	151,334	20,925	172,259

For 2025, 2024, and 2023, the applicable discount rate used to value pension plan liabilities moved from 5.70% to 5.50%, 5.20% to 5.70%, and 5.50% to 5.20%, respectively. As the discount rate increases, the Company's pension funding obligation decreases, and vice versa. The changes in the actuarial present values of the NEOs' pension benefits do not constitute cash payments to the NEOs.

[7] During 2025, each NEO received financial planning services and the cost of an annual physical exam; Mr. Lauber and Ms. Liu were provided with membership in a service that provides healthcare and safety management when traveling outside the United States. Mr. Garvin received reimbursement of dues and fees for club memberships.

[8] All Other Compensation for Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, for 2025 also consists of:

- Employer matching of contributions into the WEC Energy Group 401(k) plan in the amount of $14,000 for each NEO;

- Employer contributions into the WEC Energy Group 401(k) plan in the amount of $21,000 for Mr. Hooper, and Mmes. Liu and Kelsey, and into the WEC Energy Group Non-Qualified Retirement Savings Plan in the amount of $118,322 for Ms. Liu, $58,378 for Mr. Hooper, and $77,177 for Ms. Kelsey. These payments are in lieu of participation in the Company's pension plan;

- "Make-whole" payments under the Executive Deferred Compensation Plan that provides a match at the same level as the WEC Energy Group 401(k) plan (4% for up to 7% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $164,836 for Mr. Lauber, $78,882 for Ms. Liu, $24,540 for Mr. Hooper, $51,451 for Ms. Kelsey, and $45,258 for Mr. Garvin;

- Retention credit contributed to a nonqualified account in the amount of $347,288 for Mr. Lauber. See "Mr. Lauber's Retention Agreement" on page P-62 for a description of this benefit;

- Retirement income supplement contributed to a nonqualified account in the amount of $286,526 for Ms. Liu. See "Ms. Liu's Retirement Income Supplement" on page P-62 for a description of this benefit;

- Employer contribution into the Executive Deferred Compensation Plan in the amount of $300,000 for Mr. Hooper. See "Mr. Hooper's EDCP Contribution Agreement" on page P-62 for a description of this benefit; and

- Tax reimbursements or "gross-ups" for all applicable perquisites in the amount of $15,333 and $19,312 for Messrs. Lauber and Garvin, respectively.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2025

The following table shows additional data regarding incentive plan awards to the NEOs for 2025.

| Name | Grant Date | Action Date [1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2] | | | Estimated Future Payouts Under Equity Incentive Plan Awards [3] | | | All Other Stock Awards: Number of Shares of Stock or Units [4] | All Other Option Awards [5] | | Grant Date Fair Value of Stock and Option Awards |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	Number of Securities Underlying Options (#)	Exercise or Base Price [6] ($/Sh)	($)
Scott J. Lauber	1/16/25	—	431,194	1,724,775	3,622,028	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	1,749	43,723	87,446	—	—	—	4,133,900
	1/2/25	12/5/24	—	—	—	—	—	—	13,453	—	—	1,271,948
	1/2/25	12/5/24	—	—	—	—	—	—	—	54,319	94.5475	990,235
Xia Liu	1/16/25	—	183,100	732,400	1,538,040	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	576	14,396	28,792	—	—	—	1,361,106
	1/2/25	12/5/24	—	—	—	—	—	—	4,429	—	—	418,751
	1/2/25	12/5/24	—	—	—	—	—	—	—	17,885	94.5475	326,044
Michael W. Hooper	1/16/25	—	149,696	598,784	1,257,446	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	350	8,749	17,498	—	—	—	827,196
	1/2/25	12/5/24	—	—	—	—	—	—	2,692	—	—	254,522
	1/2/25	12/5/24	—	—	—	—	—	—	—	10,869	94.5475	198,142
Margaret C. Kelsey	1/16/25	—	122,949	491,796	1,032,772	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	307	7,669	15,338	—	—	—	725,085
	1/2/25	12/5/24	—	—	—	—	—	—	2,359	—	—	223,038
	1/2/25	12/5/24	—	—	—	—	—	—	—	9,527	94.5475	173,677
Robert M. Garvin	1/16/25	—	112,610	450,441	945,926	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	281	7,024	14,048	—	—	—	664,102
	1/2/25	12/5/24	—	—	—	—	—	—	2,161	—	—	204,317
	1/2/25	12/5/24	—	—	—	—	—	—	—	8,726	94.5475	159,075

[1] On December 5, 2024, the Compensation Committee awarded the annual 2025 stock option, restricted stock, and performance unit grants effective the first trading day of 2025 (January 2, 2025).

[2] Non-equity incentive plan awards consist of annual incentive awards under WEC Energy Group's STPP. For a more detailed description of the STPP, see the Compensation Discussion and Analysis.

[3] Consists of performance units awarded under the WEC Energy Group Performance Unit Plan. WEC Energy Group's Performance Unit Plan provides for short-term dividend equivalents. The number of performance units awarded will be increased as of any date that WEC Energy Group declares a cash dividend on its common stock by the amount of short-term dividend equivalents awarded. In effect, short-term dividend equivalents will be credited and accumulated as reinvested dividends on each performance unit so that the performance units and accumulated dividends will be paid out at the end of the performance units' three-year performance period, contingent upon the Company's performance. Therefore, the number of performance units reported at each of the threshold, target, and maximum levels in this table will increase by the number of short-term dividend equivalents earned. For a more detailed description of the performance units and short-term dividend equivalents, see the Compensation Discussion and Analysis.

[4] Consists of restricted stock awarded under the Omnibus Stock Incentive Plan. For a more detailed description of the terms of the restricted stock, see the Compensation Discussion and Analysis.

[5] Consists of non-qualified stock options to purchase shares of WEC Energy Group common stock pursuant to the Omnibus Stock Incentive Plan. For a more detailed description of the terms of the options, see the Compensation Discussion and Analysis.

[6] The exercise price of the option awards is equal to the fair market value of WEC Energy Group's common stock on the date of grant. Fair market value is the average of the high and low prices of WEC Energy Group common stock, which is listed on the New York Stock Exchange, reported by Bloomberg L.P. on the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2025

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other equity awards held by the NEOs at fiscal year-end 2025.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options: Unexercisable [(1)] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested [(2)] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [(3)] ($)
Scott J. Lauber	8,089	—	—	58.305	1/3/27	—	—	—	—
	26,465	—	—	66.015	1/2/28	—	—	—	—
	30,560	—	—	68.175	1/2/29	—	—	—	—
	32,420	—	—	91.4875	1/2/30	—	—	—	—
	5,750	—	—	88.5475	7/1/30	—	—	—	—
	46,647	—	—	91.06	1/4/31	—	—	—	—
	58,121	—	—	96.035	1/3/32	—	—	—	—
	—	46,270	—	93.69	1/3/33	—	—	—	—
	—	54,598	—	85.045	1/2/34	—	—	—	—
	—	54,319	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	24,310	2,563,733	—	—
	—	—	—	—	—	—	—	44,737	9,435,928
	—	—	—	—	—	—	—	45,193	9,532,213
Xia Liu	36,705	—	—	92.315	6/1/30	—	—	—	—
	37,830	—	—	91.06	1/4/31	—	—	—	—
	29,331	—	—	96.035	1/3/32	—	—	—	—
	—	19,855	—	93.69	1/3/33	—	—	—	—
	—	20,847	—	85.045	1/2/34	—	—	—	—
	—	17,885	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	8,685	915,920	—	—
	—	—	—	—	—	—	—	17,082	3,602,935
	—	—	—	—	—	—	—	14,880	3,138,490
Michael W. Hooper	—	11,121	—	81.663	4/1/34	—	—	—	—
	—	10,869	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	4,496	474,148	—	—
	—	—	—	—	—	—	—	9,343	1,970,731
	—	—	—	—	—	—	—	9,043	1,907,350
Margaret C. Kelsey	18,380	—	—	66.015	1/2/28	—	—	—	—
	20,147	—	—	68.175	1/2/29	—	—	—	—
	20,477	—	—	91.4875	1/2/30	—	—	—	—
	21,072	—	—	91.06	1/4/31	—	—	—	—
	16,181	—	—	96.035	1/3/32	—	—	—	—
	—	10,070	—	93.69	1/3/33	—	—	—	—
	—	10,788	—	85.045	1/2/34	—	—	—	—
	—	9,527	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	4,551	479,948	—	—
	—	—	—	—	—	—	—	8,840	1,864,427
	—	—	—	—	—	—	—	7,927	1,671,963
Robert M. Garvin	14,705	—	—	66.015	1/2/28	—	—	—	—
	14,931	—	—	68.175	1/2/29	—	—	—	—
	15,471	—	—	91.4875	1/2/30	—	—	—	—
	15,944	—	—	91.06	1/4/31	—	—	—	—
	14,128	—	—	96.035	1/3/32	—	—	—	—
	—	8,965	—	93.69	1/3/33	—	—	—	—
	—	9,694	—	85.045	1/2/34	—	—	—	—
	—	8,726	—	94.5475	1/2/35				
	—	—	—	—	—	4,127	435,233	—	—
	—	—	—	—	—	—	—	7,943	1,675,338
	—	—	—	—	—	—	—	7,260	1,531,279

(1) All options reported in this column were granted ten years prior to their respective expiration date and vest 100% on the third anniversary of the grant date.

(2) Effective January 3, 2023, Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 6,926; 1,342; 2,972; and 1,507 shares, respectively, which began vesting in three equal annual installments on January 3, 2024. Effective January 2, 2024, Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 12,820; 2,276; 4,895; and 2,533 shares, respectively, which began vesting in three equal annual installments on January 2, 2025. Effective April 1, 2024, Mr. Hooper was granted a restricted stock award of 2,706 shares, which began vesting in three equal annual installments on April 1, 2025. Effective January 2, 2025, Messrs. Lauber, Hooper and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 13,453; 2,692; 2,161; 4,429; and 2,359 shares, respectively, which began vesting in three equal installments on January 2, 2026. Vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability, or by action of the Compensation Committee.

(3) The number of performance units reported were awarded in 2024 (first line) and 2025 (second line) and vest at the end of the three-year performance period ending December 31, 2026 and December 31, 2027, respectively. The number of performance units reported and their corresponding value are based upon

a payout at the maximum amount for both plan years. The number and value of the 2024 and 2025 performance units includes performance units resulting from the grant of short-term dividend equivalents.

Policy on Timing of Option Grants

The Company does not grant equity awards in anticipation of the release of material non-public information ("MNPI"), and it does not time the release of MNPI for the purpose of affecting the value of executive compensation. Although the Company has not adopted a predetermined schedule for the granting of option and other equity awards, it is the Compensation Committee's long standing practice to approve annual equity awards at its regularly-scheduled meeting held in December of each year. The effective grant date of these awards is the first trading day of the year immediately following the award. The Compensation Committee may also grant option and other equity awards to individuals upon hire or promotion to executive officer positions or appointment to the Board.

The timing of the annual option and other equity awards approved by the Compensation Committee on December 5, 2024, with a grant date of January 2, 2025 (the first trading day of the year), was consistent with long standing practice and not tied to the timing of any release of MNPI.

During 2025, the options listed below had a grant date within 4 business days prior to the filing or furnishing of a Form 8-K.

Name	Grant Date	Number of securities underlying the award (#)	Exercise price of the award ($)	Grant date fair value of the award ($)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of MNPI and the trading day beginning immediately following the disclosure of MNPI
Scott J. Lauber	1/2/2025	54,319	94.548	18.23	(0.6)%
Xia Liu	1/2/2025	17,885	94.548	18.23	(0.6)%
Michael W. Hooper	1/2/2025	10,869	94.548	18.23	(0.6)%
Margaret C. Kelsey	1/2/2025	9,527	94.548	18.23	(0.6)%
Robert M. Garvin	1/2/2025	8,726	94.548	18.23	(0.6)%

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2025

This table shows the number and value of (1) stock options that were exercised by the NEOs, (2) restricted stock awards that vested, and (3) performance units that vested in 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting [2] (#)	Value Realized on Vesting [3][4] ($)
Scott J. Lauber	9,231	485,296	8,419	794,451
			58,198	6,137,544
Xia Liu	—	—	3,548	334,740
			24,974	2,633,735
Michael W. Hooper	—	—	902	97,989
			—	—
Margaret C. Kelsey	—	—	1,858	175,292
			12,671	1,336,294
Robert M. Garvin	14,185	706,442	1,652	155,860
			11,275	1,189,066

[1] Value realized upon the exercise of options is determined by multiplying the number of shares received upon exercise by the difference between the market price of WEC Energy Group common stock at the time of exercise and the exercise price.

[2] Reflects the number of shares of restricted stock that vested in 2025 (first line) and the number of performance units that vested as of December 31, 2025, the end of the applicable three-year performance period (second line). The performance units were settled in cash. Subject to very limited exceptions, restricted stock awarded to the Company's executive officers, including the NEOs, is subject to a minimum one-year holding period following the vesting date.

[3] Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of WEC Energy Group common stock on the date of vesting. We compute fair market value as the average of the high and low prices of WEC Energy Group common stock reported by Bloomberg L.P. on the vesting date.

[4] Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of WEC Energy Group common stock on December 31, 2025, the last trading day of the year.

PENSION BENEFITS AT FISCAL YEAR-END 2025

The following table sets forth information for each NEO regarding their pension benefits at fiscal year-end 2025 under WEC Energy Group's three different retirement plans discussed below.

Name	Plan Name	Number of Years Credited Service [1] (#)	Present Value of Accumulated Benefit [3] ($)	Payments During Last Fiscal Year ($)
Scott J. Lauber	WEC Energy Group Plan	35.50	715,948	—
	SERP	35.50	1,580,205	—
	Individual Letter Agreement	—	—	—
Xia Liu[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Michael W. Hooper[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Margaret C. Kelsey[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Robert M. Garvin	WEC Energy Group Plan	14.67	365,952	—
	SERP	14.67	864,874	—
	Individual Letter Agreement	14.67	104,963	—

[1]   Years of service are computed as of December 31, 2025, the pension plan measurement date used for financial statement reporting purposes.

[2]   Mr. Hooper and Mmes. Liu and Kelsey are not eligible to receive pension benefits under the WEC Energy Group Plan.

[3]   The key assumptions used in calculating the actuarial present values reflected in this column are:
- Earliest projected unreduced retirement age based upon projected service:
    – For Mr. Lauber, age 60.33.
    – For Mr. Garvin, age 59.42.
- Discount rate of 5.50%.
- Cash balance interest crediting rate of 5.00%.
- Form of payment:
    – Mr. Lauber: WEC Energy Group Plan 60% lump sum / 40% life annuity; SERP - Ten Year Annual Installment
    – Mr. Garvin: WEC Energy Group Plan 60% lump sum / 40% life annuity; SERP and ILA - Five Annual Installments
- Mortality Table for life annuity - Pri-2012/Male/White Collar as published by the Society of Actuaries with modified MP2020 projection.

RETIREMENT PLANS

WEC Energy Group maintains four different plans providing for retirement payments and benefits for the NEOs: a defined benefit pension plan of the cash balance type ("WEC Energy Group Plan"); a supplemental executive retirement plan ("SERP"); ILAs; and the WEC Energy Group Retirement Savings Plan, which is a 401(k) plan, for those individuals who are not eligible to participate in the WEC Energy Group Plan. The compensation considered for purposes of the retirement plans for Messrs. Lauber and Garvin is $4,023,804 and $1,377,732 respectively, of which $350,000 is applied to the WEC Energy Group Plan and the remainder to the SERP. These amounts represent their 2025 base salary, plus their 2024 STPP award paid in 2025. As of December 31, 2025, Messrs. Lauber and Garvin currently have 35.50 and 14.67 credited years of service, respectively, under the various plans described below. Messrs. Lauber and Garvin were not granted additional years of credited service. See below for a discussion of the contributions made to the WEC Energy Group Retirement Savings Plan on behalf of Mr. Hooper and Mmes. Liu and Kelsey, who do not participate in the WEC Energy Group Plan.

The WEC Energy Group Plan

Many of our regular full-time and part-time employees, including Messrs. Lauber and Garvin, participate in the WEC Energy Group Plan. The WEC Energy Group Plan bases a participant's defined benefit pension on the value of a hypothetical account balance.

Upon switching to a cash balance plan effective January 1, 1996, through 2007 participants' balances received annual credits to the account equal to 5% of base pay (including WEC Energy Group 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%. From 2008 through 2013, the interest credit percentage was set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever was greater.

Effective January 1, 2014, participants receive an annual credit to the account equal to 6% of base pay (including WEC Energy Group 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to a 5% fixed rate. For participants in the WEC Energy Group Plan on December 31, 2007 and December 31, 2013, their WEC Energy Group Plan benefit will never be less than the benefit accrued as of December 31, 2007 and December 31, 2013, respectively. The WEC Energy Group Plan benefit will be calculated under all three formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007 and December 31, 2013, interest credits as defined under each of the prior WEC Energy Group Plan formulas will be taken into account but not any additional pay credits.

The life annuity payable under the WEC Energy Group Plan is determined by converting the hypothetical account balance credits into annuity form.

Under the WEC Energy Group Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $350,000 of pension eligible earnings (base pay and annual incentive compensation) could be considered for purposes of the WEC Energy Group Plan in 2025.

Supplemental Executive Retirement Plans and Individual Letter Agreements

Designated officers of WEC Energy Group, including Messrs. Lauber and Garvin, participate in the SERP, which is part of the Supplemental Pension Plan (the "SPP") adopted to comply with Section 409A of the Internal Revenue Code. The SERP provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Energy Group Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation, including amounts deferred to the WEC Energy Group Executive Deferred Compensation Plan. Except for a "change in control" of WEC Energy Group, as defined in the SPP, and pursuant to the terms of the ILAs discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP.

The Company entered into an agreement with Mr. Garvin when he was hired in April 2011 that provides for a supplemental pension benefit account, which was credited with $50,000. This account is credited with interest annually at the same rate as the WEC Energy Group Plan. The account balance vested in April 2021, when Mr. Garvin completed 10 years of service. The purpose of this agreement was to ensure that Mr. Garvin did not lose pension earnings by joining the executive management team at WEC Energy Group he otherwise would have received from his former employer. Without providing a means to retain these pension benefits, it would have been difficult for WEC Energy Group to attract him.

The SPP provides for a mandatory lump sum payment upon a change in control if the executive's employment is terminated within 18 months after the change in control. The Wisconsin Energy Corporation 2014 Rabbi Trust, a grantor trust, funds certain non-qualified benefits, including the SPP and the ILAs, as well as the Executive Deferred Compensation Plan and the Directors' Deferred Compensation Plan. See "Potential Payments upon Termination or Change in Control" later in this proxy statement for additional information.

Mr. Lauber's Retention Agreement

Due to unforeseen medical circumstances in 2017 involving the Company's then-CEO, the Company, under the Board's careful oversight, was required to adjust its CEO succession plan and accelerate the development of the next generation of Company leadership.

With his appointment, effective February 1, 2022, Mr. Lauber became the Company's fourth CEO in six years. In order to provide sufficient time for longer term succession planning, the Compensation Committee determined it was in the Company's best interest to incentivize Mr. Lauber, age 56 at that time, to remain with the Company until his retirement.

On February 21, 2022, the Company and Mr. Lauber entered into a letter agreement, which was approved by the Compensation Committee after consideration of input from FW Cook. Pursuant to the terms of this agreement, the Company began crediting an annual contribution of $300,000 to a nonqualified account on February 21, 2022. So long as Mr. Lauber remains employed by the Company, an additional $300,000 will be credited annually on February 1, until a maximum of 10 contributions have been made. In addition, the account will be credited with interest at a rate of 5% annually, which is equivalent to the interest crediting rate under the Company's cash balance pension plan. The account would vest upon the sixth such contribution, at which time Mr. Lauber will be 61, or upon Mr. Lauber's death or disability.

Ms. Liu's Retirement Income Supplement

WEC Energy Group entered into an employment agreement with Ms. Liu when she commenced employment in June 2020 that provides for a retirement income supplement. Pursuant to the agreement, WEC Energy Group credits $225,000 annually to a nonqualified account. The annual credit plus interest will continue until the year in which Ms. Liu ceases employment or reaches age 62. The balance at separation or age 62 will be frozen and will not exceed $3,000,000. Effective January 1 of each year, the account will be credited with interest at the annual average prime rate, not to exceed 5%. Amounts credited to the account vest at age 55, and will be distributed at Ms. Liu's retirement or other separation. Ms. Liu turned 55 in January 2025. Administration of this benefit is intended to comply with Section 409A of the Internal Revenue Code. The purpose of providing this benefit under Ms. Liu's agreement was to ensure that she did not lose retirement benefits by joining the executive management team at the Company she otherwise would have accrued and received from her former employer.

Mr. Hooper's Executive Deferred Compensation Plan Agreement

Pursuant to the employment agreement entered into with Mr. Hooper, effective March 7, 2024, the Company credits $300,000 annually to the Executive Deferred Compensation Plan (the "EDCP Credit"). The annual Company credit is invested in the account that tracks the performance of WEC Energy Group common stock. The Company will make a total of five annual contributions. Mr. Hooper's account balance will vest on his fifth anniversary with the Company or in the event of his death or disability. Administration of this benefit is intended to comply with Section 409A of the Internal Revenue Code. The purpose of providing this benefit under Mr. Hooper's agreement was to ensure that he did not lose retirement benefits by joining the executive management team at the Company he otherwise would have accrued and received from his former employer.

WEC Energy Group Retirement Savings Plan

Effective January 1, 2015, all newly hired management employees, including executive officers, receive an annual contribution equal to 6% of pension-eligible wages from the Company into WEC Energy Group's 401(k) plan rather than participate in the WEC Energy Group Plan. Pension-eligible wages consist of annual base salary and STPP payouts. In connection with this plan, the Compensation Committee adopted the WEC Energy Group Non-Qualified Retirement Savings Plan which provides "make-whole" benefits to address Internal Revenue Code limits on the amount of money that can be contributed to a 401(k) plan. For additional details, see "Non-Qualified Retirement Savings Plan" below.

Mmes. Liu and Kelsey, along with Mr. Hooper, are entitled to receive Company contributions to the 401(k) plan and Non-Qualified Retirement Savings Plan.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2025

The following table reflects activity by the NEOs during 2025 in WEC Energy Group's Executive Deferred Compensation Plan (the "EDCP") and Non-Qualified Retirement Savings Plan (the "NQRSP"), which are discussed below.

Name	Plan Name	Executive Contributions in Last Fiscal Year [1] ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year [2] ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End [3] ($)
Scott J. Lauber	EDCP	447,089	164,836	503,366	—	6,830,943
Xia Liu	EDCP	1,870,728	78,882	527,443	—	6,652,313
	NQRSP	—	118,322	54,264	—	480,377
Michael W. Hooper	EDCP	105,408	324,540	58,862	—	844,330
	NQRSP	—	58,378	485	—	8,285
Margaret C. Kelsey	EDCP	114,539	51,451	198,840	—	1,659,378
	NQRSP	—	77,177	70,153	—	569,017
Robert M. Garvin	EDCP	103,700	45,258	194,600	—	2,074,416

[1] All of the amounts are reported as compensation in the "Summary Compensation Table" of this proxy statement. The NQRSP contributions were earned in 2025, with the actual contribution being made in 2026.

[2] $109,085, $70, $20,925, $70,632, and $3,372 of the reported amounts, which represent above-market earnings on compensation that was deferred into the Prime Rate Fund, are reported in the "Summary Compensation Table" of this proxy statement for Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, respectively.

[3] $4,127,310, $300,000, $1,007,555, $3,828,580, and $886,221 of the reported amounts in the EDCP were reported as compensation in the Summary Compensation Tables in prior proxy statements for Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, respectively. $383,999, $436,104, and $7,800 of the reported amounts in the NQRSP were reported as compensation in the Summary Compensation Tables in prior proxy statements for Mmes. Liu and Kelsey, and Mr. Hooper, respectively.

Executive Deferred Compensation Plan

WEC Energy Group maintains two executive deferred compensation plans in which the NEOs participate: the Legacy WEC Energy Group Executive Deferred Compensation Plan (the "Legacy EDCP"), and the WEC Energy Group Executive Deferred Compensation Plan (the "EDCP") adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. The Legacy EDCP provides that (1) amounts earned, deferred, vested, credited, and/or accrued as of December 31, 2004 are preserved and frozen (subject to appreciation in value of such amounts) so that these amounts are exempt from Section 409A and (2) no new employees may participate in the Legacy EDCP as of January 1, 2005. Since January 1, 2005, all deferrals have been made to the EDCP. Therefore, Mr. Lauber is the only NEO who participates in the Legacy EDCP. The provisions of the EDCP as in effect on December 31, 2025 are described below, as are the payout provisions of the Legacy EDCP.

The EDCP. Under the plan, a participant may defer up to 50% of his or her base salary, annual incentive compensation and vested awards of performance units. Stock option gains and vested restricted stock may not be deferred into the EDCP. Generally, deferral elections are made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching, and the amount of eligible compensation actually deferred. Also, in our discretion, the Company may credit any other amounts, as appropriate, to each participant's account.

Participants may elect to participate in the WEC Energy Group Common Stock Fund and/or the Prime Rate Fund. The Company tracks each participant's account balance as though the balance was actually invested in these funds. Fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among the two measurement funds. Contributions and deductions may be made to each participant's account based on the performance of the measurement fund(s) elected.

The annual rate of return for the calendar year ended December 31, 2025 for the WEC Energy Group Common Stock Fund and the Prime Rate Fund was 15.97% and 8.5%, respectively.

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may periodically make changes to their measurement fund elections.

At the time of his or her deferral election, each participant may designate a prospective payout election for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout. Amounts deferred into the EDCP may not be withdrawn at the discretion of the participant and a change to the designated payout delays the initial payment at least five years beyond the originally designated payout date. In addition, the Company may not limit payout amounts in order to deduct such amounts under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Disability is not itself a payment event until the participant terminates employment with WEC Energy Group or its subsidiaries. A participant's account balance will be paid out in a lump sum if the participant separates from service with WEC Energy Group or its subsidiaries within 18 months after a change in control of WEC Energy Group, as defined in the plan. The deferred amounts will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

The Legacy EDCP. At the time of his or her deferral election, each participant designated a prospective payout election for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout. A participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Payout amounts may be limited to the extent to which they are deductible by the Company under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) upon any downgrade of the Company's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

Non-Qualified Retirement Savings Plan

WEC Energy Group maintains the WEC Energy Group Non-Qualified Retirement Savings Plan (the "NQRSP") to provide benefits to a select group of management and highly compensated employees who are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Effective January 1, 2015, all newly hired management employees receive an annual contribution equal to 6% of pension eligible wages (annual base salary and STPP payout) from the Company into WEC Energy Group's 401(k) plan, which is a tax-qualified defined contribution plan. The NQRSP provides "make-whole" benefits to address the Internal Revenue Code limits on the amount of money that can be contributed to the 401(k) plan. Without the NQRSP, officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the 401(k) plan.

In addition to the compensation requirements, in order to be eligible to participate in the NQRSP the employee must be employed by WEC Energy Group or one of its subsidiaries on the last day of the plan year and have completed 1,000 hours of service during that year.

Participants may elect to participate in the WEC Common Stock Fund or the Prime Rate Fund. The Company tracks each participant's account balance as though the balance was actually invested in these funds. Fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on contributed amounts until the account balance is paid out in full. Each participant may select the amounts to be allocated among the two measurement funds. Contributions and deductions may be made to each participant's account based on the performance of the measurement fund(s) elected. The annual rate of return for the calendar year ended December 31, 2025 for the WEC Energy Group Common Stock Fund and the Prime Rate Fund was 15.97% and 8.5%, respectively.

A participant's account vests upon the earliest to occur of (i) completion of one year of service, (ii) a change in control of WEC Energy Group, (iii) death or (iv) reaching age 59-1/2. Based upon a participant's payout election, account balances will be paid or begin to be paid upon a participant's separation from service or death in either a lump sum or installments of two to 10 years. In the event of a termination of employment within 18 months of a change in control of WEC Energy Group, the participant's account balance will be paid in a lump sum. Account balances will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect the amount of compensation payable to each of our NEOs in the event of termination of each executive's employment. These amounts are in addition to each NEO's aggregate balance in the EDCP (except for Mr. Hooper's EDCP Credit, which, at this time, he is only entitled to upon termination by death or disability) and/or, as applicable the NQRSP at fiscal year-end 2025, as reported in the "Aggregate Balance at Last Fiscal Year-End" column under "Nonqualified Deferred Compensation for Fiscal Year 2025." The amount of compensation payable to each NEO upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control," disability, and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2025 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the NEOs upon termination. The amounts shown under "Normal Retirement" assume the NEOs were retirement eligible with no reduction of retirement benefits. The amounts shown under "Termination Upon a Change in Control" assume the NEOs terminated employment as of December 31, 2025, which was within 18 months of a change in control of WEC Energy Group. The amounts reported in the row titled "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2025." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability

In the event a NEO voluntarily terminates employment or is terminated for cause, death, or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, prorated annual incentive compensation;
- 401(k) plan and EDCP account balances (Mr. Hooper would only be entitled to the EDCP Credit in the event of death or disability) and, with respect to Mmes. Liu and Kelsey, and Mr. Hooper, their Non-Qualified Retirement Savings Plan balances;
- the WEC Energy Group Plan cash balance;
- in the case of Ms. Liu, she is entitled to her retirement income supplement;
- in the case of death or disability, full vesting in all outstanding stock options, restricted stock, and performance units (otherwise, the ability to exercise already vested options within three months of termination) as well as vesting in the SERP and, with respect to Mr. Garvin, his ILA; and
- if voluntary termination occurs after age 60, such termination is treated as a normal retirement.

In addition, certain individuals designated by the Company, including the NEOs, are eligible to receive a supplemental disability benefit pursuant to the terms of the WEC Energy Group Supplemental Long-Term Disability Plan, in an amount equal to the difference between the actual amount of the benefit payable under the long term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the broad-based plan on annual compensation recognized thereunder.

NEOs are also entitled to the value of unused vacation days, if any, and for termination by death, benefits payable under the officer life insurance benefit if the NEO participates in such benefit.

Payments Made Upon Normal Retirement

In the event of the retirement of a NEO, the officer will receive:

- accrued but unpaid base salary and prorated annual incentive compensation;
- full vesting in all outstanding stock options and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Energy Group Plan, SERP, and, with respect to Ms. Liu and Mr. Garvin, her retirement income supplement and his ILA, respectively;
- 401(k) plan and EDCP account balances (other than Mr. Hooper's EDCP Credit) and, with respect to Mmes. Liu and Kelsey, and Mr. Hooper, their Non-Qualified Retirement Savings Plan balances; and
- the value of unused vacation days, if any.

Payments Made Upon Termination of Employment in Connection with a Change in Control

Pursuant to the terms of the SPP, retirement benefits are paid to all participating NEOs upon termination of employment within 18 months of a change in control.

Pursuant to the terms of the WEC Energy Group Omnibus Stock Incentive Plan, amended and restated effective as of May 6, 2021, in the event the NEO's termination of employment occurs within 24 months following a change in control:

- all outstanding stock options will vest and become immediately exercisable, and
- all unvested shares of restricted stock will vest as of the date of termination.

Pursuant to the terms of the WEC Energy Group Performance Unit Plan, amended and restated effective as of January 1, 2023, in the event an NEO's employment is terminated after a change in control without cause or by the NEO for good reason, all unvested performance units will vest immediately at the target 100% rate.

Ms. Liu is also entitled to receive her retirement income supplement upon termination of employment after a change in control.

Payments under the Severance Pay Plan

None of the NEOs have entered into an agreement that provides for severance benefits upon a change in control or otherwise. These officers are eligible to participate in the Company's Severance Pay Plan, in which all management employees are eligible to participate. In the event a participant is involuntarily terminated, other than for cause, death, disability, retirement, or resignation, the participant is entitled to receive severance pay in an amount equal to the sum of: (1) 4% of the participant's annual base salary and target bonus, plus (2) 4% of the participant's annual base salary and target bonus multiplied by his or her completed years of service with the Company. The maximum amount of severance pay that can be received under the plan is twelve months of a participant's annual base salary and target bonus.

Payments under Retention Agreement

See "Retirement Plans" for a discussion of the terms of a retention agreement between the Company and Mr. Lauber.

Potential Payments to Named Executive Officers Upon Termination or Change in Control of the Company

The following tables show the potential payments upon termination or a change in control of the Company for:

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon Change in Control ($)	Disability ($)	Death ($)
Scott J. Lauber							
Compensation:							
Cash Severance	—	—	—	2,914,275	2,914,275	—	—
Retention Agreement	—	—	—	—	—	1,293,038	1,293,038
Long-Term Incentive Compensation:							
Performance Units	—	4,733,994	—	—	9,484,054	9,484,054	9,484,054
Restricted Stock	—	—	—	—	2,563,733	2,563,733	2,563,733
Options	—	2,251,972	—	—	2,251,972	2,251,972	2,251,972
Benefits & Perquisites:							
Retirement Plans	2,296,153	2,296,153	2,296,153	2,296,153	2,296,153	2,296,153	2,280,093
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	—
Total	2,296,153	9,282,119	2,296,153	5,223,507	19,523,266	17,888,950	17,872,890
Xia Liu							
Compensation:							
Cash Severance	—	—	—	382,571	382,571	—	—
Long-Term Incentive Compensation:							
Performance Units	—	1,724,060	—	—	3,370,713	3,370,713	3,370,713
Restricted Stock	—	—	—	—	915,920	915,920	915,920
Options	—	854,455	—	—	854,455	854,455	854,455
Benefits & Perquisites:							
Retirement Plans	1,517,052	1,517,052	1,517,052	1,517,052	1,517,052	1,517,052	1,517,052
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	2,585,000
Total	1,517,052	4,095,567	1,517,052	1,912,702	7,053,790	6,658,140	9,243,140
Michael W. Hooper							
Compensation:							
Cash Severance	—	—	—	105,524	105,524	—	—
Long-Term Incentive Compensation:							
Performance Units	—	974,767	—	—	1,938,988	1,938,988	1,938,988
Restricted Stock	—	—	—	—	474,148	474,148	474,148
Options	—	383,254	—	—	383,254	383,254	383,254
Benefits & Perquisites:							
Retirement Plans	—	—	—	—	—	—	—
EDCP Credit	—	—	—	—	—	600,000	600,000
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	2,140,000
Total	—	1,358,021	—	118,603	2,914,993	3,396,390	5,536,390

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon Change in Control ($)	Disability ($)	Death ($)
Margaret C. Kelsey							
Compensation:							
Cash Severance	—	—	—	413,109	413,109	—	—
Long-Term Incentive Compensation:							
Performance Units	—	900,101	—	—	1,768,248	1,768,248	1,768,248
Restricted Stock	—	—	—	—	479,948	479,948	479,948
Options	—	442,724	—	—	442,724	442,724	442,724
Benefits & Perquisites:							
Retirement Plans	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	1,968,000
Total	—	1,342,825	—	426,188	3,117,108	2,690,920	4,658,920

Robert M. Garvin							
Compensation:							
Cash Severance	—	—	—	630,617	630,617	—	—
Long-Term Incentive Compensation:							
Performance Units	—	813,624	—	—	1,603,308	1,603,308	1,603,308
Restricted Stock	—	—	—	—	435,233	435,233	435,233
Options	—	398,644	—	—	398,644	398,644	398,644
Benefits & Perquisites:							
Retirement Plans	1,335,789	1,335,789	1,335,789	1,335,789	1,335,789	1,335,789	1,328,294
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	1,802,000
Total	1,335,789	2,548,057	1,335,789	1,979,485	4,416,670	3,772,974	5,567,479

PAY RATIO DISCLOSURE

The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to reward them for achieving both the Company's short-term and long-term goals without creating an incentive for our NEOs to take excessive risks. In line with this objective, the Company's general pay practice for all management employees is to target the median pay for each individual's position at comparably sized companies.

For 2025, the annual total compensation of Mr. Lauber of $12,188,492, as shown in the Summary Compensation Table above ("CEO Compensation"), was approximately 92 times the annual total compensation of the median employee of $133,113.

We identified the median employee as of December 31, 2025, using total wages and earnings paid during the rolling 12-month period ended December 31, 2025, as reflected in our internal payroll records (including, without limitation, base salary, wages plus overtime, and annual cash incentive payments, as applicable), for all individuals who were employed by us or any of our consolidated subsidiaries on December 31, 2025 (whether employed on a full-time, part-time, seasonal or temporary basis and including union and non-union employees). After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our CEO Compensation, which includes annual salary, bonus, change in pension value and 401(k) matching by the Company. We decided to use December 31, the last day of our fiscal year, for administrative convenience to align with other fiscal year-end calculations.

To provide further context to our pay practices, due to the complexity of the work associated with operating public utilities, our workforce tends to be more highly skilled than workforces at companies in other industries. Additionally, our employees often work for the Company for long periods of time; our average employee tenure is 12.7 years.

RISK ANALYSIS OF COMPENSATION POLICIES AND PRACTICES

As part of its process to determine the 2025 compensation of WEC Energy Group's NEOs, the Compensation Committee analyzed whether WEC Energy Group's compensation program taken as a whole, for all employees including the NEOs, creates risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee concluded it does not.

All management employees (both officers and non-officers) above a certain level are provided with substantially the same mix of compensation as the NEOs. Incentive opportunities provided under our annual cash incentive plan and long-term equity incentive plan are dependent upon the achievement of certain performance levels by the Company and largely are "at-risk". Based upon the value of each of these elements to the overall target compensation program, the relative value each has to the other, and the mix between fixed and variable pay, we believe the Company's compensation program is appropriately balanced. In addition, we believe

that the mix of short- and long-term awards minimizes risks that may be taken, as risks taken for short-term gains could ultimately jeopardize the Company's ability to meet the long-term performance objectives. Given the current balance of compensation elements, we do not believe WEC Energy Group's compensation program incentivizes unreasonable risk-taking by management.

Furthermore, policies are in place to mitigate compensation-related risk, such as our stock ownership guidelines, prohibitions against hedging and pledging, and clawback policies.

As part of this analysis, we also considered the nature of WEC Energy Group's business as a public utility holding company and the fact that substantially all of the Company's earnings and other financial results are generated by, or relate to, regulated public utilities. The highly regulated nature of WEC Energy Group's business, including limits on the amount of profit the Company's public utility subsidiaries (and therefore, WEC Energy Group) may earn, significantly reduces any incentive to engage in conduct that would be reasonably likely to have a material adverse effect on the Company.

PAY VERSUS PERFORMANCE DISCLOSURE

As described in more detail in "Compensation Discussion and Analysis," the Company's executive compensation program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of our stockholders and customers. As such, a substantial portion of pay will only be realized upon strong corporate performance. The Compensation Committee has not designed the compensation program to specifically align the Company's performance measures with "compensation actually paid" ("CAP") (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. For example, the Company utilizes several performance measures to align executive compensation with Company performance that are not presented in the Pay versus Performance table below.

The following tables and supplemental graphical and narrative information present information about CAP, as defined by Item 402(v) of Regulation S-K, and compares CAP to various performance measures, also in accordance with such rules. CAP is a supplemental measure to be viewed alongside performance measures as an addition to the philosophy and strategy of compensation-setting discussed in "Compensation Discussion and Analysis," and not in replacement thereof.

Year	[1] Summary Compensation Table (SCT) Total for PEO ($)		[1,2] Compensation Actually Paid (CAP) to PEO ($)		[3] Average SCT total for non-PEO NEOs ($)	[2,3] Average Compensation Actually Paid to non-PEO NEOs ($)	Value of Initial Fixed $100 investment based on: ($)		Net Income ($) (in millions)	Company Selected Measure
	Lauber	Fletcher	Lauber	Fletcher			[4] WEC TSR	[5] Peer Group TSR		[6] Adjusted Earnings Per Share (diluted) ($)
2025	12,188,492	—	20,871,095	—	3,638,242	5,628,666	135.40	149.01	1,557.5	5.27
2024	10,948,091	—	16,220,714	—	4,739,937	4,816,652	116.75	129.21	1,527.2	4.88
2023	9,552,179	—	5,707,745	—	5,188,505	2,920,498	100.55	110.92	1,331.7	4.63
2022	8,149,461	8,151,511	9,721,228	17,332,947	4,358,213	5,256,205	108.11	119.69	1,408.1	4.45
2021	—	18,481,871	—	14,249,651	4,911,241	4,273,523	108.64	117.10	1,300.3	4.11

(1) On February 1, 2022, Mr. Lauber succeeded Kevin Fletcher as CEO.

(2) Represents the CAP to each of Messrs. Lauber and Fletcher, and the average CAP to the non-PEO NEOs as a group, each as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or paid during the applicable fiscal years. To calculate the CAP to Mr. Lauber, and the average CAP to our non-PEO NEOs for the 2025 fiscal year, the following adjustments were made to the SCT total compensation:

SCT to CAP Reconciliation

Year	SCT Total ($)	Deductions from SCT Total		Additions to SCT Total					CAP ($)
		Change in Pension Value ($)	[a] Equity-based awards Grant Date Fair Value ($)	[b] Pension Benefit Service Costs ($)	[c)(i] Change in Value of Covered Fiscal Year Awards Unvested at Covered Fiscal Year-End ($)	[c)(ii] Change in Value of Prior Years' Awards Unvested at Fiscal Year-End ($)	[c)(iii] Value of Awards Granted and Vested in Covered Fiscal Year ($)	[c)(iv] Change in Value of Prior Years' Awards that Vested in Fiscal Year ($)	
Lauber SCT to CAP Reconciliation									
2025	12,188,492	377,329	6,396,083	65,590	10,372,295	3,159,042	—	1,859,088	20,871,095
Average Non-PEO NEOs SCT to CAP Reconciliation									
2025	3,638,242	37,834	1,383,764	18,373	2,244,015	755,624	—	394,010	5,628,666

(a) Represents the grant date fair value of equity awards as reflected in the "Stock Awards" and "Option Awards" columns of the SCT.

(b) Represents the actuarially determined value of the pension benefit accrual for services rendered by each NEO during the applicable year. There were no

costs of benefits granted pursuant to a plan amendment during any covered fiscal year that were attributed by the plan's benefit formula to services rendered in periods prior to the plan amendment.

(c) Represents (i) the covered fiscal year-end value of any equity awards granted in the covered fiscal year that were outstanding and unvested as of the end of such year; (ii) the amount of the change as of the covered fiscal year-end (from the end of the prior fiscal year) in fair value of any awards granted in prior years that were outstanding and unvested as of the end of the covered fiscal year; (iii) the fair value as of the vesting date of awards granted in a covered fiscal year that vested in the same covered fiscal year; and (iv) the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value for awards granted in prior years that vested during the covered fiscal year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(3) The non-PEO NEOs for each of the years shown were as follows:
- 2025: Messrs. Hooper and Garvin, and Mmes. Liu and Kelsey
- 2024: Messrs. Klappa, Hooper, and Garvin, and Mmes. Liu and Kelsey
- 2022 and 2023: Messrs. Klappa and Garvin, and Mmes. Liu and Kelsey
- 2021: Messrs. Klappa and Lauber, and Mmes. Liu and Kelsey

(4) Assumes an investment of $100 at the beginning of the measurement period and reinvestment of all dividends. The "measurement period" for each covered fiscal year is the period from December 31, 2020 through the end of such covered fiscal year.

(5) Represents the Total Shareholder Return ("TSR") of the Custom Peer Index Group, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. For information about the Custom Peer Index Group see "Performance Graph" in the Company's 2025 Annual Report.

(6) For 2025, 2024, and 2023, the Company Selected Measure was adjusted (non-GAAP) earnings per share which excludes (i) for 2025, a $0.46 per share charge in 2025, reflecting an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the QIP and UEA riders, and (ii) for 2024 and 2023, a $0.06 per share charge to earnings and a $0.41 per share non-cash charge to earnings, respectively, each of which related to the ICC's disallowance of certain capital costs. See Appendix A on page P-85 for a full reconciliation of GAAP to non-GAAP earnings per share. The prior years reported in this table each show the Company's earnings per share on a GAAP basis.

Most Important Performance Measures

The following represents the most important financial performance measures used by WEC Energy Group to link compensation actually paid to each NEO for 2025, the most recently completed fiscal year, to company performance:

Adjusted Earnings Per Share	Net Income	Cash Flow	Return on Equity

Achievement of the Company's goals with respect to the financial measures highlighted above should drive strong TSR performance for the Company relative to its peers, which is an important component of our compensation program as more fully described in "Compensation Discussion and Analysis – Long-Term Incentive Compensation".

Supplemental Graphs

The following graphs and descriptions are provided in accordance with Item 402(v) of Regulation S-K to show the relationships between the compensation actually paid for each of the PEOs, as well as the other NEOs as a group, to 1) the cumulative TSR of the Company as it relates to the TSR of the Custom Peer Index Group, 2) net income, and 3) adjusted earnings per share, which is also the Company-selected performance measure for the 2025 fiscal year.

In 2022, Mr. Fletcher was succeeded by Mr. Lauber as CEO. Mr. Fletcher's "compensation actually paid" includes the accelerated vesting of all unvested long-term incentive awards upon his retirement.

CAP v. TSR

As demonstrated in the following graph, the amount of compensation paid to the PEOs and the average compensation paid to the other NEOs was aligned with the Company's TSR performance. A substantial portion of the compensation awarded to each of the NEOs is long-term incentive compensation. For the NEOs, performance unit awards comprise 65% of the long-term incentive compensation granted each year, with the Company's TSR performance against its peer group as a significant component of the performance unit awards. As discussed further in "Compensation Discussion and Analysis," the performance units granted in 2023, which vested at the end of the three-year performance period ended December 31, 2025, provided a payout above target. See the Five-Year Cumulative Return and Total Stockholder Returns graphs in "Compensation Discussion and Analysis – Executive Summary" for information on the Company's performance over the 5-year period ended December 31, 2025, which was in line with the performance of its peer group, and 10-year period ended December 31, 2025, which was at the top of the range of the comparative benchmarks, respectively.



CAP v. WEC Net Income and Adjusted Earnings Per Share (Company-Selected Measure)

As demonstrated by the following graphs, during the cumulative five-year period ended December 31, 2025, the compensation paid to the PEOs and the average compensation paid to the other NEOs was aligned with the Company's net income and EPS performance. In 2025, 2024, and 2023, WEC Energy Group's EPS performance is shown on an adjusted (non-GAAP) basis. Pursuant to the terms of the Company's short-term performance plan, in 2025, almost 75% of the payout was based upon the Company's adjusted EPS performance, and almost 25% was based upon the Company's performance against cash flow goals. See "Compensation Discussion and Analysis" for information on how the EPS and cash flow targets were established for 2025. The Company's strong performance against the EPS and cash flow goals in 2025 resulted in maximum level payouts for each measure.

WEC Energy Group's earnings per share on a GAAP basis were $4.81 for 2025, which includes a $0.46 per share charge to earnings, reflecting an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the QIP rider and the UEA rider. Excluding this charge, WEC Energy Group's adjusted earnings per share were $5.27. This proposed settlement and corresponding charge to earnings is not indicative of WEC Energy Group's operating performance during 2025. As a result, the Compensation Committee determined that the Company's performance against the earnings per share targets should be measured using adjusted earnings per share.

WEC Energy Group's earnings per share on a GAAP basis were $4.83 for 2024, which includes a $0.06 per share charge to earnings related to certain capital expenditures under the QIP rider that were disallowed by the ICC as part of PGL's 2016 QIP reconciliation proceeding. Excluding this charge, WEC Energy Group's adjusted earnings per share were $4.88. PGL has appealed this decision. The ICC's disallowance of these expenditures is not indicative of WEC Energy Group's operating performance in 2024. As a result, the Compensation Committee determined that the Company's performance against the earnings per share targets should be measured using adjusted earnings per share. With respect to the earnings per share calculation, note that WEC Energy Group's adjusted earnings per share does not add due to rounding.

WEC Energy Group's earnings per share on a GAAP basis were $4.22 for 2023, which includes a $0.41 per share non-cash charge to earnings related to the ICC's disallowance of an aggregate of $178.9 million of previously incurred capital costs as part of its decisions in the rate cases of the Company's Illinois utilities. Excluding this charge, WEC Energy Group's 2023 adjusted earnings per share were $4.63. The ICC's disallowance of previously incurred capital costs of this nature is not indicative of WEC Energy Group's operating performance in 2023. As a result, the Compensation Committee determined that the Company's performance against the earnings per share targets should be measured using adjusted earnings per share.

See Appendix A for earnings per share presented on an adjusted basis (non-GAAP) along with a reconciliation to earnings per share, presented on a GAAP basis, for 2025, 2024, and 2023.

In the graph below, net income is presented on a GAAP basis. EPS is presented on an adjusted (non-GAAP) basis for 2025, 2024, and 2023 and on a GAAP basis for years prior to 2023.



CAP vs. Net Income



CAP vs. Adjusted Earnings Per Share

* Earnings per share for 2021 and 2022 are presented on a GAAP basis.

PROPOSAL 4: AMENDMENTS TO OUR RESTATED ARTICLES OF INCORPORATION TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS

What am I voting on?	**Voting Recommendation:**
The Board has adopted and approved, and is recommending for approval, amendments to our Restated Articles of Incorporation (the "Articles") to eliminate supermajority voting requirements and to replace such requirements with a majority of votes cast standard, unless otherwise required by law (the "Proposed Amendments"), as set forth below.	✓ **FOR** The amendment of our Restated Articles of Incorporation to eliminate supermajority voting requirements.

Our Restated Articles of Incorporation (the "Articles") require the affirmative vote of at least eighty percent (80%) of the aggregate number of votes which the holders of the then outstanding shares of our stock are entitled to cast in order to approve certain amendments to our Articles. In addition, the Articles require the affirmative vote of a majority of the aggregate number of votes which the holders of the then outstanding shares of our stock are entitled to cast in the election of directors in order to approve any other amendments to the Articles or to approve the repurchase of shares from any holder of more than 5% of our outstanding shares. We refer to the voting requirements described above as the "supermajority voting requirements".

Rationale for the Proposed Amendments

At our 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting"), a majority of the votes cast by our stockholders were cast in favor of a non-binding shareholder proposal regarding the elimination of the supermajority voting requirements contained in the Articles. The Board cannot act unilaterally to change the provisions of the Company's Articles. As described above, the elimination of the supermajority voting requirements requires the affirmative vote of at least eighty percent (80%) of the aggregate number of votes which the holders of the then outstanding shares of our stock are entitled to cast. After careful consideration of the vote at the 2024 Annual Meeting, the Board decided to include a binding proposal to eliminate the supermajority voting requirements in the Articles at the 2025 Annual Meeting of Stockholders ("the 2025 Annual Meeting"). Although that proposal received strong support from stockholders, it did not receive the minimum threshold of affirmative votes required to pass.

Because the Board continues to believe that, subject to any applicable laws, our stockholders should have the ability to make changes to the Articles with majority support, it is again submitting the Proposed Amendments to be voted on at the 2026 Annual Meeting.

In adopting and declaring the advisability of the Proposed Amendments, our Board of Directors carefully considered the implications of amending our Articles to eliminate the provisions requiring a supermajority stockholder vote. Supermajority voting requirements are intended to protect against self-interested action by large stockholders by requiring broad stockholder support for certain types of governance changes. By eliminating the supermajority voting requirements, the Proposed Amendments may make it easier for one or more stockholders to effect other corporate governance changes in the future. While the protections of supermajority voting requirements can be beneficial in certain circumstances, these provisions can have the effect of limiting the ability of stockholders to effectively participate in corporate governance. Our Board of Directors believes that eliminating these supermajority voting requirements is consistent with evolving views of good corporate governance, as evidenced by the fact that many other public companies have transitioned away from similar voting requirements. In consideration of the details described above, our Board of Directors believes this action is in the best interest of the Company and our stockholders.

Proposal to Eliminate Provisions Requiring a Supermajority Vote from our Articles

Article VII currently provides that the affirmative vote of at least eighty percent (80%) of the aggregate number of votes which the holders of then outstanding shares of our stock are entitled to cast shall be required to adopt the following amendments to our Articles:

- amendments to the provisions of our Articles governing preferred stock (Article III(C));
- amendments to the provisions of our Articles governing repurchases of our common stock from holders of more than 5% of our common stock (Article III(D)(1));
- amendments to the provisions of our Articles governing the approval requirement for amendments to the Articles (Article VII); and
- any amendment rendering inapplicable the business combinations provisions of Sections 180.1130 through 180.1134 of the Wisconsin Business Corporation Law (the "Business Combination Statute").

In addition, Article VII requires the affirmative vote of a majority of the aggregate number of votes which the holders of the then outstanding shares of our stock are entitled to cast in order to approve any other amendments to the Articles.

If this Proposal 4 is approved by our stockholders, the voting standard for approval of any future amendment to our Articles would be by the affirmative vote of a majority of the votes cast by the holders of the then outstanding shares of our stock entitled to vote on such amendment at a stockholders meeting at which a quorum is present, unless otherwise required by law. We note that Section 180.1132 of the Wisconsin Business Corporation Law will continue to require the vote of at least 80% of the outstanding shares of our common stock in order to render the Business Combination Statute inapplicable to us.

Finally, Article III(D)(1)(a) of the Articles currently requires the affirmative vote by a majority of the aggregate number of votes which the holders of the then outstanding shares of stock are entitled to cast in the election of directors to approve the purchase of shares of the Company's common stock by the Company from any person or entity that is the beneficial owner of more than 5% of the Company's outstanding common stock at the time of the purchase. If this Proposal 4 is approved, the voting standard for approval of such purchases would be by the affirmative vote of a majority of the votes cast by the holders of the then outstanding shares of stock entitled to vote thereon, at a stockholders meeting at which a quorum is present.

Proposed Articles of Amendment
Below is the text of the Proposed Amendments, underlined text showing additions and strikethrough to show where text has been deleted.

Amendments to Article VII

"Any Except as otherwise required by law, any ~~lawful~~ amendment of these Articles of Incorporation may be made by affirmative vote ~~by at least the proportion specified below~~of a majority of the ~~aggregate number of~~ votes ~~which~~ cast by the holders of the then outstanding shares of Common Stock (or, if the holders of ~~and~~ Preferred Stock are entitled to vote on such amendment, a majority of the votes cast by the holders of the then outstanding shares of Common and Preferred Stock, voting together as a class) at a stockholders meeting at which a quorum is present,~~are entitled to cast on the amendment~~ and, if the shares of one or more classes or series are entitled under these Articles of Incorporation or otherwise by law to vote thereon as a class, affirmative vote ~~by the same proportion of the aggregate number~~of a majority of votes cast by ~~which~~ the holders of the then outstanding shares of such one or more classes or series ~~are entitled to cast on the amendment. The proportion referred to above in this Article VII shall be 80% in the case of any amendment of the provisions set forth in Sections C and D(1) of Article III of these Articles of Incorporation, and in this Article VII, and any amendment rendering inapplicable to the corporation Sections 180.1130 through 180.1134 of the Wisconsin Business Corporation Law or any successor provisions, and shall be a majority in all other cases~~."

Amendments to Article III (D)(1)(a):

"D.   Certain Other Provisions Affecting Stockholders

               (1)   Restriction on Certain Purchases of Common Stock at Market Premium

                              (a)   The corporation shall not purchase any shares of Common Stock from any person or other entity if more than 5% of the outstanding shares of Common Stock are believed by the Board of Directors to be Beneficially Owned by such person or other entity at the time the purchase is authorized by the Board, at a price exceeding significantly (as determined by the Board of Directors) the then current market price. This provision shall not apply, however, to (i) any purchase of shares believed by the Board to have been Beneficially Owned by the seller, or by the seller and any of the seller's Affiliates consecutively, for at least the two-year period ending with the date of purchase; (ii) any purchase of shares which has been approved by affirmative vote by a majority of the ~~aggregate number of~~ votes cast by ~~which~~ the holders of the then outstanding shares of Common Stock (or, if the holders of Preferred Stock are entitled to vote on such matter, a majority of the votes cast by the holders of the then outstanding shares of Common and Preferred Stock voting together as a class) ~~and Preferred Stock~~ ~~are entitled to cast, voting together as a class, in the election of directors~~ at a stockholders meeting at which a quorum is present; or (iii) any purchase pursuant to a tender offer to all holders of Common Stock on the same terms."

If this Proposal 4 is approved by the requisite number of our stockholders, we expect to file articles of amendment (the "Articles of Amendment") with the Department of Financial Institutions of the State of Wisconsin reflecting the Proposed Amendments, which Articles of Amendment will become effective at the time of filing.

If this Proposal 4 is not approved by the requisite vote of our stockholders, then the Articles of Amendment will not be filed with the Department of Financial Institutions of the State of Wisconsin, and the supermajority voting requirements described above will remain in place.

The Board is also submitting Proposal 5 to amend our Bylaws to eliminate supermajority voting requirements. Approval of this Proposal 4 is independent from Proposal 5. In the situation where only this Proposal 4 is approved by stockholders and Proposal 5 is not approved, the supermajority voting requirements in our Bylaws would remain in place.

Amendment of our Restated Articles of Incorporation to Reduce Supermajority Voting Requirements. The Board recommends a vote **FOR** this proposal. The affirmative vote of 80% of the outstanding shares of our common stock is needed to approve the amendments to the Restated Articles. Shares not voted, whether by broker non-vote, abstention, or otherwise, will have the effect of votes against this matter.

PROPOSAL 5: AMENDMENTS TO OUR BYLAWS TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENTS

The Board has adopted and approved, and is recommending for approval, amendments to our Bylaws (the "Bylaws") to eliminate supermajority voting requirements and to replace such requirements with a majority of votes cast standard, unless otherwise required by law (the "Proposed Bylaw Amendments"), as set forth below.	**Voting Recommendation:** ✓ **FOR** The amendment of our Bylaws to eliminate supermajority voting requirements.

Our Bylaws (the "Bylaws") require the affirmative vote of at least eighty percent (80%) of the aggregate number of votes which the holders of the then outstanding shares of our stock are entitled to cast in an election of directors in order to approve certain amendments to our Bylaws. In addition, our Bylaws provide that a director may be removed from office only by affirmative vote by a majority if for cause, or at least 80% if without cause, of the aggregate number of votes which the holders of the then outstanding shares of stock are entitled to cast in the election of directors. We refer to the voting requirements described above as the "supermajority voting requirements".

Rationale for the Proposed Bylaw Amendments

Similar to what we described in Proposal 4, a majority of the votes cast by our stockholders at our 2024 Annual Meeting were cast in favor of a non-binding shareholder proposal regarding the elimination of the supermajority voting requirements contained in our Bylaws. As with the Articles, the Board cannot unilaterally act to change the relevant provisions of the Bylaws. Stockholder approval is required. Therefore, after careful consideration of the vote at the 2024 Annual Meeting, the Board decided to include a binding proposal to eliminate the supermajority voting requirements in our Bylaws at our 2025 Annual Meeting. Although that proposal received strong support from stockholders, it did not receive the minimum threshold of affirmative votes required to pass.

Because the Board continues to believe that, subject to any applicable laws, our stockholders should have the ability to make changes to the Bylaws with majority support, it is again submitting the Proposed Bylaw Amendments to be voted on at the 2026 Annual Meeting.

In adopting and declaring the advisability of the Proposed Bylaw Amendments, our Board of Directors carefully considered the implications of amending our Bylaws to eliminate the provisions requiring a supermajority stockholder vote. Supermajority voting requirements are intended to protect against self-interested action by large stockholders by requiring broad stockholder support for certain types of governance changes. By eliminating the supermajority voting requirements, the Proposed Bylaw Amendments may make it easier for one or more stockholders to effect other corporate governance changes in the future. While the protections of supermajority voting requirements can be beneficial in certain circumstances, these provisions can have the effect of limiting the ability of stockholders to effectively participate in corporate governance. Our Board of Directors believes that eliminating these supermajority voting requirements is consistent with evolving views of good corporate governance, as evidenced by the fact that many other public companies have transitioned away from similar voting requirements. In consideration of the details described above, our Board of Directors believes this action is in the best interest of the Company and our stockholders.

Proposal to Eliminate Provisions Requiring a Supermajority Vote from our Bylaws

Article XI, Section 11.04 of our Bylaws currently requires the affirmative vote of at least eighty percent (80%) of the aggregate number of votes which the holders of then outstanding shares of our stock are entitled to cast in the election of directors in order to amend the following provisions:

- Article I, Section 1.09 (relating to stockholder unanimous consent without a meeting);
- Article II, Section 2.01 (relating to the number of directors constituting the Board of Directors);
- Article II, Section 2.02 (relating to the term of office of directors);
- Article II, Section 2.04 (relating to the removal of a director);
- Article II, Section 2.09 (relating to the notice of meetings);
- Article V (relating to indemnification by the Company of directors and officers); and
- Article XI, Section 11.04 (relating to the vote required for certain Bylaw amendments).

If Proposal 5 is approved by our stockholders, Article XI, Section 11.04 would be repealed in its entirety and the voting standard for approval of any future amendments to the other Bylaw provisions listed above would be by the affirmative vote of a majority of the votes cast at a stockholders meeting at which a quorum is present, unless otherwise required by law.

In addition, Article II, Section 2.04 of our Bylaws currently provides that a director may be removed from office only by affirmative vote by a majority if for cause, or at least 80% if without cause, of the aggregate number of votes which the holders of the then outstanding shares of stock are entitled to cast in the election of directors. If Proposal 5 is approved by our stockholders a director may be removed from office, with or without cause, by a majority of votes cast at a stockholders meeting at which quorum is present. As such, Article II,

Section 2.04 would be replaced in its entirety as shown below, with underlined text showing additions and strikethrough showing where text has been deleted:

"2.04. *Removal.* A director may be removed from office only by affirmative vote ~~by~~ of a majority ~~if for case, or at least 80% if without cause,~~of the aggregate number of votes cast by ~~which~~ the holders of the then outstanding shares of Common Stock (or, if the holders of Preferred Stock are entitled to vote generally in the election of directors, the affirmative vote of a majority of votes cast by the holders of the then outstanding shares of Common and Preferred Stock ~~are entitle to cast~~, voting together as a class) at a stockholders meeting at which a quorum is present."

Finally certain non-material amendments to Article I, Section 1.06 and Article XI, Section 11.01 of our Bylaws will be needed to conform those provisions to the simple majority voting standard. These changes are indicated below, with underline showing where text has been added and strikethrough showing deletions.

"1.06. *Quorum and Voting Requirements.* Except as otherwise provided in the Articles of Incorporation or in the Wisconsin Business Corporation Law, a majority of the votes entitled to be cast by shares entitled to vote as a separate voting group on a matter, represented in person or by proxy, shall constitute a quorum of that voting group for action on that matter at a meeting of stockholders. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless a greater number of affirmative votes is required by the Wisconsin Business Corporation Law~~, the Articles of Incorporation, or any other provisions of these Bylaws~~. If the Articles of Incorporation or the Wisconsin Business Corporation Law provide for voting by two (2) or more classes or voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately."

"11.01. *By Stockholders.* These Bylaws may be amended or repealed and new Bylaws may be adopted by the stockholders by the vote provided in Section 1.06 of these Bylaws except as specifically may be provided ~~below or~~ in the Articles of Incorporation. If authorized by the Articles of Incorporation, the stockholders may adopt or amend a Bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for stockholders or voting groups of stockholders than otherwise is provided in the Wisconsin Business Corporation Law. The adoption or amendment of a Bylaw that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement for stockholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect."

The Board is also submitting Proposal 4 to amend our Articles to eliminate supermajority voting requirements. Approval of this Proposal 5 is independent from Proposal 4. In the situation where only this Proposal 5 is approved by stockholders and Proposal 4 is not approved, the supermajority voting requirements in our Articles would remain in place.

Amendment of our Bylaws to Reduce Supermajority Voting Requirements. The Board recommends a vote **FOR** this proposal. The affirmative vote of 80% of the outstanding shares of our common stock is needed to approve the amendments to the Bylaws. Shares not voted, whether by broker non-vote, abstention, or otherwise, will have the effect of votes against this matter.

PROPOSAL 6: STOCKHOLDER PROPOSAL TO GOVERN BY MAJORITY VOTE

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, holder of at least 60 shares of WEC Energy Group's common stock, has notified us that he intends to present the proposal set forth below at the Annual Meeting. We are not responsible for any inaccuracies or omissions in the proposal or supporting statement, both of which are exactly as submitted by Mr. Chevedden.

Voting Recommendation:

✓ **AGAINST**

The Board of Directors is recommending a vote against the proposal.

Proposal 6 - Govern by Majority Vote



Shareholders request that the Board of Directors take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

This means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that WEC Energy shall state in its governing documents that it shall not have any super-majority voting standards, which includes default super-majority voting standards, upon adoption of this proposal.

This unified and comprehensive proposal includes adjourning the WEC annual meeting, if WEC fails to obtain the required 80% vote on the day of the annual meeting, for up to 2-weeks to seek more votes with the objective of reaching 80% shareholder approval requirement for this proposal. In 2025 WEC demonstrated that without adjourning the WEC annual meeting WEC is unable to obtain the 80% approval vote from all shares outstanding that is required.

This proposal is similar to a comprehensive proposal that was submitted to Netflix and received 83% shareholder support.

This proposal does not preclude WEC from using other methods to increase shareholder voting until the 80% shareholder approval is obtained.

If WEC had followed this proposal at its 2025 annual meeting WEC would now be governed by a majority vote standard. The 2025 majority vote proposal needed an approval vote from 80% of WEC shares outstanding and came so close with 77% approval. If WEC had simply adjourned the 2025 annual meeting the few extra votes needed would have been obtained.

WEC may repeat the lie that it published in the 2025 WEC proxy. WEC said the 2025 version of this proposal was not necessary. It was clearly necessary because WEC sat on its hands and would not put forth a minimum effort to get the few extra votes needed for 80% shareholder approval of governing by a majority vote.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. The supermajority voting requirements, like those of WEC, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can be used to block proposals supported by most shareowners but opposed by management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy and Macy's. These votes would have been higher than 74% to 88% if retail shareholders had access to independent proxy voting advice.

This proposal topic received 98% support each in 2024 at annual meetings of Domino's Pizza, ConocoPhillips, Masco Corporation and Power Integrations.

Please vote yes:
Govern by Majority Vote — Proposal 6

Board Response and Recommendation

Our Board recommends a vote AGAINST this proposal for the reasons described below.

The proponent has twice before submitted similar proposals. At the 2024 Annual Meeting, the proponent submitted a non-binding proposal requesting that the Board take each step necessary for the elimination of supermajority voting requirements in the Company's Articles and Bylaws. That proposal passed with the affirmative vote of a majority of votes cast by stockholders at the 2024 Annual Meeting. At the 2025 Annual Meeting, the proponent submitted a non-binding proposal requesting that the Board take each step necessary for the elimination of supermajority voting requirements in the Company's Articles and Bylaws and that the Board provide a detailed report on the expenses related to the solicitation of proxies. Stockholders voted against this proposal at the 2025 Annual Meeting. The proponent has now submitted a third proposal requesting again that the Board take each step necessary for the elimination of supermajority voting requirements in the Company's Articles and Bylaws, including adjournment of the annual meeting if the Company is unable to obtain the required vote.

The Board is recommending a vote **against** this proposal because:

- The Board has adopted resolutions to amend the Company's Articles and Bylaws to eliminate the supermajority voting requirements therein, and is submitting its own proposals (Proposals 4 and 5) that, if approved by stockholders, would eliminate supermajority voting requirements in each of the Company's Articles and Bylaws, unless otherwise required by law; and

- Given the Company's strong history of voter participation at its meetings, including a quorum of over 88% of outstanding shares represented at the 2025 Annual Meeting, the Board believes the additional time and expense to take the extraordinary actions the proponent is requesting, in particular, the adjournment of the annual meeting, would not be in the best interest of stockholders.

As described in Proposals 4 and 5, under Wisconsin law and our governing documents, the Board cannot unilaterally remove the supermajority voting requirements from our Articles or Bylaws. Stockholder approval is required to make these amendments. For this reason, at our 2025 Annual Meeting, the Board recommended that stockholders approve amendments to our Articles and Bylaws to eliminate supermajority voting requirements therein, unless otherwise required by law. The proposed amendments received strong stockholder support but failed to achieve the required vote of at least eighty percent (80%) of the aggregate number of votes which the holders of the then outstanding shares of our stock were entitled to cast.

This year, the Board has again approved and recommended that stockholders approve amendments to our Articles and Bylaws to eliminate the supermajority voting requirements, as described in Proposals 4 and 5. As a result, we believe this separate stockholder proposal is unnecessary.

Further, the Board believes that decisions relating to the process and conduct of the annual meeting are more appropriately left to the Board, which is best positioned to consider and balance stockholder interests in making determinations that it believes are in the best interest of all stockholders. This includes decisions relating to whether expending additional time and resources or taking extraordinary actions such as adjournment of an annual meeting, which would impact and delay the outcome of any other proposals, would be in the best interest of all stockholders. To that point, the Company has a strong history of stockholder voting participation at its annual meetings, including a quorum of over 86% of shares outstanding at its 2022 annual meeting, over 87% of shares outstanding at each of its 2023 annual meeting and 2024 Annual Meeting, respectively, and over 88% of shares outstanding at the most recent 2025 Annual Meeting, where stockholders were asked to approve proposals for the elimination of supermajority voting requirements from the Company's governing documents, unless otherwise required by law. Despite having sufficient quorum present, the proposals did not receive the necessary stockholder vote for passing.

The proponent contends that adjournment of the 2025 Annual Meeting would have changed the result, but there can be no assurance that the additional time and expense of such an extraordinary measure would have yielded a different outcome. Given the strong favorable vote, we do believe stockholders are supportive of the elimination of supermajority vote, but it is not clear such support includes the taking of such extraordinary actions and/or incurrence of additional expense by the Company. For that reason, the Board does not believe it is in the best interest of stockholders to take the actions the proponent is requesting at this time; rather, the Board is again asking stockholders to vote in favor of Proposal 4 and Proposal 5 that would, if approved, eliminate supermajority voting requirements from the Company's governing documents, unless otherwise required by law.

For these reasons, the Board is recommending a vote **AGAINST** this proposal.

WEC Energy Group Common Stock Ownership

Beneficial Ownership. The following table lists the beneficial ownership of WEC Energy Group common stock of each director, director nominee, NEO, and of all of the directors and executive officers as a group as of January 31, 2026. In general, "beneficial ownership" includes those shares as to which the indicated persons have voting power or investment power and stock options that are exercisable currently or within 60 days of January 31, 2026. Included are shares owned by each individual's spouse, minor children, or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC Energy Group's Stock Plus Investment Plan and WEC Energy Group's 401(k) plans. None of these persons beneficially owns more than 1% of the outstanding common stock.

Name	Shares Beneficially Owned [1]		
	Shares Owned [2] [3] [4]	Option Shares Exercisable Within 60 Days	Total
Warner L. Baxter	3,353	—	3,353
Ave M. Bie	3,264	—	3,264
Danny L. Cunningham	6,787	—	6,787
William M. Farrow III	5,753	—	5,753
Cristina A. Garcia-Thomas	3,187	—	3,187
Robert M. Garvin	16,661	84,144	100,805
Maria C. Green	1,689	—	1,689
Michael W. Hooper	8,134	—	8,134
Margaret C. Kelsey	18,015	106,327	124,342
Gale E. Klappa	280,707	238,086	518,793
Thomas K. Lane	11,194	—	11,194
John D. Lange	3,353	—	3,353
Scott J. Lauber	73,542	254,322	327,864
Xia Liu	23,548	123,721	147,269
Ulice Payne, Jr.	21,991	—	21,991
Mary Ellen Stanek	4,204	—	4,204
Glen E. Tellock	10,067	—	10,067
All directors and executive officers as a group (23 persons) [5]	548,870 [6]	962,338	1,511,208 [7]

[1]   Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

[2]   Certain directors, NEOs, and other executive officers also hold share units in the WEC Energy Group phantom common stock account under WEC Energy Group's deferred compensation plans, and with respect to Mmes. Kelsey and Liu, under the Non-Qualified Retirement Savings Plan, as indicated: Director Bie (3,770), Director Cunningham (22,664), Director Farrow (11,019), Director Garcia-Thomas (10,207), Mr. Garvin (7,642), Director Green (11,019), Mr. Hooper (6,732), Ms. Kelsey (17,613), Director Lane (17,291), Director Lauber (1,528), Ms. Liu (18,142), Director Payne (2,640), Director Stanek (52,785), and all directors and executive officers as a group (194,196). Share units are intended to reflect the performance of WEC Energy Group common stock and are payable in cash. While these units do not represent a right to acquire WEC Energy Group common stock, have no voting rights, and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, NEOs, and other executive officers that is tied to the performance of WEC Energy Group common stock.

[3]   Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power (included in the table above) as indicated: Chairman Klappa (274,997), Director Stanek (2,601), Director Tellock (8,464), and all directors and executive officers as a group (289,392). In addition, Director Lane disclaims beneficial ownership of (i) 7,715 shares held by a limited liability company, which is owned by two trusts for the benefit of Director Lane's immediate family members and (ii) 45 shares held by three family trusts for the benefit of Director Lane's immediate family members.

[4]   The directors and executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Director Baxter (1,603), Director Bie (1,603), Director Cunningham (1,603), Director Farrow (1,603), Director Garcia-Thomas (1,603), Mr. Garvin (4,268), Director Green (1,603), Mr. Hooper (6,959), Ms. Kelsey (4,664), Chairman Klappa (1,603), Director Lane (1,603), Director Lange (1,603), Director Lauber (27,431), Ms. Liu (8,951), Director Payne (1,603), Director Stanek (1,603), Director Tellock (1,603), and all directors and executive officers as a group (81,907).

[5]   Includes directors, director nominees and current executive officers.

[6]   None of the shares beneficially owned by the directors, NEOs, or all directors and executive officers as a group are pledged as security.

[7]   Represents approximately 0.46% of total WEC Energy Group common stock outstanding on January 31, 2026.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC Energy Group common stock, based on the information they have reported. This information is based upon the most recent Schedule 13G filed with the SEC. These holdings have not been otherwise adjusted for stock activity that may have occurred since the filing of the most recent Schedule 13G, if any.

Name and Address [1]	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
	Sole	Shared	Sole	Shared		
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	—	545,123	40,168,623	1,499,458	41,668,081	13.21%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	27,209,302	—	28,785,394	—	28,785,394	9.10%
State Street Corporation 1 Congress Street, Suite 1 Boston, MA 02114	—	15,994,525	—	21,400,036	21,405,382	6.80%

[1] Filed on behalf of itself and certain of its subsidiaries.

Annual Meeting Attendance and Voting Information

BUSINESS OF THE 2026 ANNUAL MEETING OF STOCKHOLDERS

Proposal 1: Election of 12 Directors for Terms Expiring in 2027. The Board recommends a vote **FOR** each of the nominees. The twelve individuals will be elected as directors if the number of votes cast favoring such nominee's election exceeds the number of votes cast opposing that nominee's election. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter.

Proposal 2: Ratification of Deloitte & Touche LLP as Independent Auditors for 2026. The Board recommends a vote **FOR** this proposal. Ratification of the independent auditors requires the affirmative vote of a majority of the votes cast. Presuming a quorum is present, shares not voted, whether by abstention or otherwise, have no effect on the outcome of this matter.

Proposal 3: Advisory Vote to Approve Compensation of the Named Executive Officers, Commonly Referred to as a "Say-on-Pay" Vote. The Board recommends a vote **FOR** this proposal. Approval, on a non-binding, advisory basis, of the compensation of the NEOs requires the affirmative vote of a majority of the votes cast. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Compensation Committee will review the voting results and take them into consideration when making future compensation decisions.

Proposal 4: Amendments of our Restated Articles of Incorporation to eliminate supermajority voting requirements. The Board recommends a vote **FOR** this proposal. The affirmative vote of 80% of the outstanding shares of our common stock is needed to approve the amendments to the Restated Articles. Shares not voted, whether by broker non-vote, abstention, or otherwise, will have the effect of votes against this matter.

Proposal 5: Amendments of our Bylaws to eliminate supermajority voting requirements. The Board recommends a vote **FOR** this proposal. The affirmative vote of 80% of the outstanding shares of our common stock is needed to approve the amendments to the Bylaws. Shares not voted, whether by broker non-vote, abstention, or otherwise, will have the effect of votes against this matter.

Proposal 6: Stockholder Proposal to Govern By Majority Vote. The Board recommends a vote **AGAINST** this proposal. Approval of this non-binding proposal requires the affirmative vote of a majority of the votes cast. Presuming a quorum is present, shares not voted, whether by broker non-vote, abstention, or otherwise, have no effect on the outcome of this matter. Stockholders should note that this proposal is advisory in nature only.

VOTING INFORMATION

Who can vote?
Stockholders of record as of the close of business on March 4, 2026 (the "Record Date") can vote. Each outstanding share of WEC Energy Group common stock is entitled to one vote upon each matter presented.

A list of stockholders entitled to vote at the Meeting will be available for inspection by stockholders at 231 W. Michigan Street, Milwaukee, Wisconsin 53203, prior to the Meeting. Please email us at Stockholder-Services@wecenergygroup.com to arrange to inspect the list. The list will also be available on the virtual meeting website during the Meeting for individuals logged into the Meeting as stockholders.

What is the difference between being a registered stockholder and a beneficial owner?
Registered Stockholder: If on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare, then you are considered the stockholder of record with respect to those shares. There are several ways for you to vote your shares or submit your proxy, as detailed below under "How do I vote?".

Beneficial Owner: If on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares, and those shares are considered to be held in "street name." Your brokerage, bank or other nominee is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker or bank on how to vote the shares held in your account as explained below under "How do I vote?". Your broker is permitted to vote your shares on routine matters such as the ratification of the independent auditors, even if it does not receive voting instructions from you. However, for matters considered non-routine, which includes proposals 1,3,4,5 and 6 your broker will not be permitted to vote your shares unless you submit your voting instruction form to your broker, bank or other nominee. Alternatively, you may vote during the Meeting only if you registered in advance with Computershare to attend the Meeting, as described below under the heading "How do I register in advance to participate in the Meeting?".

How do I vote?

Registered Stockholder: If you are a registered stockholder, there are several ways for you to vote your shares or submit your proxy:

By Internet before the Meeting. The Company encourages you to vote this way. Please visit www.envisionreports.com/WEC and follow the instructions on the secure site.

By Internet during the Meeting. You may vote your shares online during the Meeting by following the instructions provided on the meeting website: www.meetnow.global/M4P2PNZ Even if you plan to attend the virtual Meeting, we recommend that you vote by Internet, phone or mail before the Meeting.

By phone. In the U.S. or Canada you can vote your shares toll-free by calling 1-800-652-8683.

By mail. You can vote by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card.

Beneficial Owner: Follow the voting instructions you receive from your broker, bank or other nominee. If you would like to be able to vote during the Meeting, you must register with Computershare in advance. See the heading titled "How do I register in advance to participate in the Meeting?" for more information.

Special Instructions for Shares Held in the Company's Stock Plus Plan and WEC Stock Fund. If you are a participant in WEC Energy Group's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Energy Group Common Stock Fund ("WEC Stock Fund") in any of WEC Energy Group's 401(k) plans, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for WEC Energy Group's 401(k) plans will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in WEC Energy Group's 401(k) plans, the trustee will vote those shares in the same proportion that all shares in the WEC Stock Fund in each respective 401(k) plan, for which voting instructions have been received, are voted.

Can I change my vote?

Registered Stockholder: You may change your vote or revoke your proxy by any of the following methods:

- Entering a new vote by Internet or phone before the polls close;
- Returning a later-dated proxy card that is received prior to the Meeting;
- Entering a new vote online during the Meeting before the polls close; or
- Notifying WEC Energy Group's Corporate Secretary by written revocation letter that is received prior to the Meeting. Any revocation should be filed with the Corporate Secretary, Margaret C. Kelsey, at WEC Energy Group's principal business office, PO Box 1331, Milwaukee, Wisconsin 53201.

Beneficial Owner: You may submit new voting instructions by contacting your broker, bank, or other nominee. You may also change your vote or revoke your voting instructions during the Meeting if you registered in advance with Computershare to participate in the Meeting. See the sub-heading titled "How do I register in advance to participate in the Meeting?" under "Annual Meeting Attendance" for more information.

What does it mean if I get more than one Notice Regarding the Availability of Proxy Materials (the "Notice"), proxy card, or voting instruction form?
It means your shares are held in more than one stock account. For each Notice you receive, please enter your vote on the Internet for each control number you have been assigned. If you receive paper copies of proxy materials, please provide voting instructions for all proxy cards and voting instruction forms you receive.

What constitutes a quorum?
As of the Record Date, there were 325,699,608 shares of WEC Energy Group common stock outstanding. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented virtually or by proxy. This is known as a "quorum." Abstentions and broker non-votes are counted as "present" for the purpose of determining the presence of a quorum. Shares voted by a broker, bank, or other nominee who has discretionary voting power and exercises such discretion to vote your shares on a proposal where you did not provide voting instructions are known as "broker non-votes."

Who conducts the proxy solicitation?
The Board is soliciting these proxies. WEC Energy Group will bear the cost of the solicitation of proxies. The Company contemplates that proxies will be solicited principally through the use of the mail, but employees of WEC Energy Group or our subsidiaries may solicit proxies by phone, personally, or by other communications, without compensation apart from their normal salaries. WEC Energy Group has retained Sodali and Co to assist in the solicitation of proxies for a fee of $24,000 plus reimbursement of expenses. WEC Energy Group will also reimburse brokers, banks, and other nominees for forwarding proxy materials to beneficial stockholders.

Who will count the votes?
A representative of Computershare will tabulate the votes and act as the inspector of election.

Where can I find the voting results from the Meeting?
The Meeting voting results will be published in a Form 8-K that will be filed within four business days of the Meeting. SEC filings are available under the "Investors" section on the Company's website at www.wecenergygroup.com.

ACCESS TO PROXY MATERIALS

Why did I receive a separate Notice instead of printed proxy materials?
Pursuant to rules adopted by the SEC, we are providing access to our proxy materials over the Internet. Accordingly, we began mailing a separate Notice to stockholders on or about March 26, 2026, instead of a full set of our printed proxy materials. The Notice is not a proxy card and cannot be used to vote your shares. However, the Notice includes instructions on how to access our proxy materials online and vote your shares.

If you are a registered stockholder, you may request a printed set of proxy materials by (1) logging on to www.envisionreports.com/WEC and following the applicable instructions, (2) calling 866-641-4276, or (3) sending an email requesting a paper copy of current meeting materials to investorvote@computershare.com with "Proxy Materials WEC Energy Group" in the subject line and include your full name and address plus the number located in the shaded bar on the Notice.

If you are a beneficial owner, please refer to the instructions provided by your broker, bank or other nominee on how to access our proxy materials and vote.

What practices may stockholders follow that are friendly to the environment and help reduce printing and postage costs?
Stockholders may wish to participate in the following:

- **View the following documents online at www.envisionreports.com/WEC**
    - Notice of Annual Meeting
    - Proxy Statement
    - 2025 Annual Report
    - Form of Proxy

- **Vote your proxy by phone or Internet. Page P-4**

- **Choose to receive future proxy materials and annual reports electronically instead of receiving paper copies.** If you are a registered stockholder and received a paper copy of our proxy materials or a paper notice this year, you may elect to receive access to future copies of these documents and other stockholder communications (e.g., investment plan statements, tax documents, and more) electronically by (1) following the instructions when voting by Internet or by phone, or (2) registering for our eDelivery paperless communication program. If you are a beneficial owner, please refer to the instructions provided by your broker, bank or other nominee on how to elect to receive online access to our future proxy materials and annual reports.

    - **Choose our eDelivery paperless communication program for all your stockholder needs.** Electronic distribution gives stockholders faster delivery of account documents and saves the Company and our stockholders the cost of printing and mailing these materials. eDelivery also provides you with fast and secure 24/7 online access to proxy materials, investment plan statements, tax documents, and more. You may access your registered stockholder account and sign up for eDelivery at www.computershare.com/investor.

    - **Sign up for Householding.** "Householding" is a delivery method that allows for only one paper copy of the Annual Report and Proxy Statement to be delivered to stockholders who reside at the same address. If you are a registered stockholder and received multiple paper copies of the Annual Report and Proxy Statement, you may wish to contact the Company's transfer agent, Computershare, at 800-558-9663, to request householding, or you may provide written instructions to WEC Energy Group, c/o Computershare, PO Box 43006, Providence, RI 02940-3006. If you wish to receive separate copies of the Annual Report and Proxy Statement now or in the future, or to discontinue householding entirely, you may contact Computershare using the contact information provided above. Upon request, the Company will promptly send a separate copy of the document. Whether or not a stockholder is householding, each stockholder will continue to receive a proxy card. If your shares are held through a bank, broker, or other holder of record, you may request householding by contacting the holder of record.

ANNUAL MEETING ATTENDANCE

What is the date, time and place of the Meeting?
The Meeting will be held at 1:30 p.m. Central time on Thursday, May 7, 2026. The Meeting will be a virtual-only meeting via live webcast at www.meetnow.global/M4P2PNZ. No physical meeting will be held. As discussed below, stockholders who are registered for the Meeting may attend the Meeting, vote, submit questions and examine the stockholders list.

How can I participate in the Meeting?
The Meeting will take place online at www.meetnow.global/M4P2PNZ. In order to be admitted to participate in the Meeting, including to vote, submit a question, or examine the stockholders list, you must be registered for the Meeting. Registered stockholders (as described under the sub-heading "What is the difference between being a registered stockholder and a beneficial owner?" under "Voting Information" above) will be automatically registered to participate in the Meeting. You will need to enter the 15-digit control number located in the shaded bar on the Notice, proxy card or email notification that you received in order to enter the Meeting. If you are a beneficial owner and registered in advance to participate in the Meeting, you will need to enter the control number that you received from Computershare in order to be admitted to participate in the Meeting. If you have questions about your control number, please contact Computershare at 800-558-9663.

If you have misplaced your control number on the Meeting date, are a beneficial owner who did not register in advance, or are not a stockholder, you may access the Meeting by going to www.meetnow.global/M4P2PNZ and entering as a guest, but you will not be able to vote, ask questions, or inspect the stockholders list.

We encourage you to log in 15 minutes early to ensure ample time for the check-in process. Access to the online meeting will begin at 1:15 p.m. Central time. A replay of the Meeting will be made available under the "Investors" section on WEC Energy Group's website at www.wecenergygroup.com following the Meeting and will remain available until WEC Energy Group's 2027 Annual Meeting of Stockholders. Recording of the Meeting by camera, sound, or video recording devices is strictly prohibited.

How do I register in advance to participate in the Meeting?
If you are a registered stockholder, you do not need to register in advance to participate in the Meeting. However, please have your control number available on the Meeting date, which can be found on the Notice, proxy card or email notification that you received.

If you are a beneficial owner you must register and obtain a control number in advance to participate in the Meeting, including to vote, submit a question, or examine the stockholders list. First, follow the instructions provided to you by your broker, bank or other nominee for obtaining a legal proxy, or contact them to request a legal proxy form. Once you have received a legal proxy from that entity, you must submit proof of the legal proxy to Computershare. The request must be labeled as "Legal Proxy" and be received by Computershare no later than 5:00 p.m. Eastern time on May 6, 2026 at the email address or physical address below. Upon receipt of your registration materials, Computershare will provide you with a confirmation of your registration and a control number.

- By mail: send your legal proxy to Computershare at the following address:

- By email: send an email with your legal proxy to legalproxy@computershare.com, labeled as "Legal Proxy."

Computershare
WEC Energy Group Legal Proxy
PO Box 43001
Providence, RI 02940-3001

What if I have trouble accessing the Meeting?
The virtual meeting website is fully supported across most browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Meeting. We encourage you to access the Meeting prior to the start time. A link on the main virtual meeting website will provide further assistance should you need it or you may call 888-724-2416.

Can I ask questions during the Meeting?
If you are registered to participate in the Meeting and enter a control number, you will be able to submit questions live during the Meeting on the virtual meeting site. We look forward to answering your questions during the Meeting. In the unlikely event there are any questions that cannot be addressed due to time constraints, we will post answers to such questions on our company website, where you will also be able to access a complete audio replay of the Meeting. All questions must comply with the rules of conduct, which will be posted on the virtual meeting website. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition and allow more time for other questions. Questions that are repetitious, not relevant to the business of the Company, or otherwise out of order or not suitable for Meeting conduct will not be addressed. If you have a matter of individual concern, please feel free to email us at Stockholder-Services@wecenergygroup.com.

Who do I contact if I have questions about the meeting?
If you need more information about the Meeting, email us at Stockholder-Services@wecenergygroup.com, or write to Stockholder Services, PO Box 1331, Milwaukee, Wisconsin 53201.

STOCKHOLDER NOMINEES AND PROPOSALS

Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2027 Annual Meeting of Stockholders must submit the candidates' names and qualifications to the Corporate Governance Committee no later than November 1, 2026 via the Corporate Secretary, Margaret C. Kelsey. Stockholders may also propose director candidates for consideration and recommendation by the Board by following the guidelines outlined in the Company's bylaws and summarized below.

Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2027 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 26, 2026.

Under our proxy access bylaw, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares of common stock for at least three years and has complied with the other requirements set forth in the Company's bylaws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2027 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than October 27, 2026 and no later than November 26, 2026.

Stockholders who intend to present a proposal or director nominee at the 2027 Annual Meeting of Stockholders without inclusion of such proposal or nominee in the Company's proxy statement, are required to provide notice of such proposal or nomination, containing the information and representations required by the Company's bylaws, to the Company at least 70 days and not more than 100 days prior to the scheduled date of the 2027 Annual Meeting of Stockholders. The 2027 Annual Meeting of Stockholders is tentatively scheduled for Thursday, May 6, 2027. Therefore, any such notice is due not earlier than January 26, 2027, and not later than February 25, 2027.

In addition to satisfying the foregoing requirements under the Company's bylaws, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the provisions of Rule 14a-19 under the Exchange Act and provide reasonable evidence of compliance to the Company no later than 5 p.m. central time on the 7th business day prior to the 2027 Annual Meeting of Stockholders.

Correspondence regarding the above should be directed to the Corporate Secretary, Margaret C. Kelsey, at the Company's principal business office, PO Box 1331, Milwaukee, Wisconsin 53201.

Availability of Form 10-K

A copy (without exhibits) of WEC Energy Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 as filed with the SEC, is available without charge to any stockholder of record or beneficial owner of WEC Energy Group common stock by writing to the Corporate Secretary, Margaret C. Kelsey, at the Company's principal business office, PO Box 1331, Milwaukee, Wisconsin 53201. The WEC Energy Group consolidated financial statements and certain other information found in the Form 10-K are provided in our 2025 Annual Financial Statements and Review of Operations. The Form 10-K, along with this proxy statement and all of WEC Energy Group's other filings with the SEC, is also available in the "Investors" section of the Company's Website at wecenergygroup.com.

Appendix A
Reconciliation of EPS (GAAP) to Adjusted EPS (Non-GAAP)

	2016	2017	2023	2024	2025
EPS – GAAP basis	$ 2.96	$ 3.79	$4.22	$4.83	$4.81
Acquisition Costs	0.01	–	–	–	–
Tax Benefit Related to Tax Cuts and Jobs Act of 2017	–	(0.65)	–	–	–
Illinois Disallowance	–	–	0.41	–	–
QIP Disallowance	–	–	–	0.06	
Illinois Rider Settlement Increase					0.46
Adjusted EPS – Non-GAAP Basis*	**$ 2.97**	**$3.14**	**$4.63**	**$4.88**[**]	**$5.27**

* WEC Energy Group has provided adjusted earnings per share (non-GAAP earnings per share) as a complement to, and not as an alternative to, earnings per share presented in accordance with GAAP. Adjusted earnings per share exclude, as applicable, (1) a one-time reduction in income tax expense related to a revaluation of our deferred taxes as a result of the Tax Cuts and Jobs Act of 2017; (2) costs related to the acquisition of Integrys Energy Group; (3) a non-cash charge related to the ICC's disallowance of certain capital costs; (4) losses associated with the ICC disallowance related to its review of the 2016 QIP capital investments under the QIP rider; and (5) a charge reflecting an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open Illinois rider reconciliation proceedings. None of these items are indicative of WEC Energy Group's operating performance. Therefore, WEC Energy Group believes that the presentation of adjusted earnings per share is relevant and useful to investors to understand the Company's operating performance. Management uses such measures internally to evaluate the Company's performance and manage its operations.

**2024 adjusted earnings per share does not add due to rounding.

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Stockholder Information

Account information

Go to **www.computershare.com/investor**.
WEC Energy Group's transfer agent, Computershare, provides our registered stockholders with secure account access. Stockholders can view share balances, market value, tax documents and account statements; review answers to frequently asked questions; perform many transactions; and sign up for eDelivery, the paperless communication program. eDelivery also provides electronic delivery of annual meeting materials.

- Write to:
  WEC Energy Group
  c/o Computershare
  PO Box 43006
  Providence, RI 02940-3006

- If sending overnight correspondence, mail to:
  WEC Energy Group
  c/o Computershare
  150 Royall St.
  Canton, MA 02021

- Call Computershare at **800-558-9663**. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

Beneficial owners

If your shares are held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares. Contact your brokerage firm, bank or other nominee, considered the stockholder of record, regarding your account.

Dividends

Dividends, as declared by the board of directors, typically are payable on the first day of March, June, September and December. Stockholders may have their dividends deposited directly into their bank accounts. Contact Computershare to request an authorization form.

Stock purchase plan

WEC Energy Group's Stock Plus Investment Plan provides a convenient way to purchase our common stock and reinvest dividends. To review the prospectus and enroll, go to **wecenergygroup.com** and select Stock Purchase Plan on the Investors page. You also may contact Computershare at **800-558-9663** to request an enrollment package. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by prospectus.

Internet access helps reduce costs

You may access **wecenergygroup.com** for the latest information about the company. The site provides access to financial, corporate governance and other information, including Securities and Exchange Commission reports.

Annual certifications

WEC Energy Group has filed the required certifications of its chief executive officer and chief financial officer under the Sarbanes-Oxley Act regarding the quality of its public disclosures. These exhibits can be found in the company's Form 10-K for the year ended Dec. 31, 2025. The certification of WEC Energy Group's chief executive officer regarding compliance with the New York Stock Exchange (NYSE) corporate governance listing standards will be filed with the NYSE following the 2026 Annual Meeting of Stockholders. Last year, we filed this certification on May 28, 2025.

Corporate Responsibility

At WEC Energy Group, we work to align our policies and practices with the needs of our key stakeholders, including our electric and natural gas customers, communities, employees and investors. We understand that our business must support the environment and the economy of the areas we serve.

Learn more at **www.wecenergygroup.com/csr**





WEC Energy Group

231 W. Michigan St.
PO Box 1331
Milwaukee, WI 53201

wecenergygroup.com



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